As confidentially submitted to the Securities and Exchange Commission on July 1, 2021.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Toast, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	45-4168768
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 Park Drive, Suite 801

Boston, MA 02215

Tel: (617) 297-1005

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher P. Comparato

Chief Executive Officer

401 Park Drive, Suite 801

Boston, MA 02215

(617) 297-1005

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark T. Bettencourt, Esq. Gregg L. Katz, Esq. Andrew R. Pusar, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Brian R. Elworthy, Esq. General Counsel Toast, Inc. 401 Park Drive, Suite 801 Boston, MA 02215 (617) 297-1005	John L. Savva, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 (650) 461-5600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.000001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial information for the three months ended March 31, 2021 and 2020 because we believe such financial information will not be required to be separately presented in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated    , 2021.

Shares

Toast, Inc.

Common Stock

This is the initial public offering of shares of common stock of Toast, Inc. All of the                shares of our common stock are being sold by us.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                . We intend to list our common stock on the New York Stock Exchange under the symbol “TOST.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Toast, Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                shares of common stock, the underwriters have the option to purchase up to an additional                shares from Toast, Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan

Prospectus dated                , 2021.

Prospectus

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the underwriters have authorized anyone to provide any other information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock, and the distribution of this prospectus outside of the United States.

A LETTER FROM OUR FOUNDERS

Running a restaurant is tough work. It takes guts and determination to be in this business. It takes a love of the rush, a commitment to the any-time shift, and a knack for making magic from the chaos of a dinner service.

We started Toast to make restaurant work a little easier. Back in 2011, we hoped to take our passion for small business and build a product for people who weren’t benefiting from the innovation other industries were experiencing.

Toast started as a simple idea conceived in a local restaurant over a shared meal: how do we build a mobile app that can streamline the payment experience at restaurants? We had seen the untapped potential for mobile payments to transform businesses, and we had noticed how hard the owners of our favorite local spots were working to make up for the pitfalls of their existing technology.

Our first attempt at solving this problem failed miserably. It was too difficult to integrate with legacy systems, and we didn’t understand the immense challenges of running a restaurant. So we went door-to-door, listening to our customers. Chris, the general manager of a popular downtown pizza place, explained how he’d work from the back office until 1 am every night running the day’s reports on a clunky point of sale system, because he couldn’t access the information from home. Sharon, the new owner of a small cafe franchise, told us she’d signed up with nine different technology providers and was constantly stuck on the phone trying to get the systems to work together.

Working closely with owners, operators, and staff, we quickly learned how dissatisfied the restaurant industry was with existing on-premise point of sale systems and the vast ecosystem of disconnected point solutions that served restaurants. We realized the reason restaurants couldn’t innovate was because the underlying technology wouldn’t allow them to effectively do so.

A Complex Industry Lacking a Technology Leader

We set out to change this dynamic with the same unrelenting enthusiasm it takes to start a restaurant. Our vision was to build a highly scalable, end-to-end, cloud-based restaurant management platform that would improve the odds of success for the hard-working people who fuel this community.

Along the way, we discovered the restaurant industry was lacking a true technology leader. Despite how large the industry is, restaurants often lag behind other businesses in transitioning to cloud-based platforms. Even today, many of our favorite restaurants run on a combination of legacy on-premise technology, commodity payment processors, phoned-in takeout orders, and a stack of paper invoices in back-office drawers. And it’s not just technology that’s been slow to change: structural industry challenges like perpetually low profit margins, higher than average failure rates, and high employee turnover make running a restaurant even harder.

As a result of the COVID-19 pandemic, we’ve seen a big shift in dining behavior and an acceleration in technology adoption. Many restaurant operators have rebuilt their businesses to meet new guest expectations for ordering online, contactless payments, and digital hospitality. Through new Toast services like contactless Order & Pay for indoor dining, curbside notifications for takeout, and flat fee delivery via Toast Delivery Services, we’ve supported our customers through this transition.

But while this rapid shift toward technology has helped restaurants rebuild, the COVID-19 pandemic has worsened systemic challenges in the industry. We believe fundamental change and ongoing innovation is needed throughout the next decade. Restaurants should be able to earn a fair profit without high fees or commissions. They should have access to great technology, support, and financial

i

services for a fair price. Restaurant workers should earn a living wage. The restaurant industry is also faced with the task of rebuilding local communities as sources for positive change amidst massive social upheaval and providing a working environment that is fair, equitable, and welcoming to all. There’s a lot of work to be done.

A Platform Built for Restaurants

We’ve been committed to this vision for nearly a decade. Powered by point of sale and payment processing, we built an industry-specific restaurant operations platform that provides everything a restaurateur needs to run their business successfully across point of sale, operations, digital ordering and delivery, marketing and loyalty, team management, and financial technology solutions, as well as a robust partner network and analytics platform. In short, we’ve been working to democratize technology so that restaurants of all sizes can compete on an even playing field.

As a company that serves such a large and multi-faceted industry, we’re determined to deliver world-class experiences for all stakeholders in the restaurant community, including operators, guests, employees, and suppliers. This vision to connect an entire industry contributes to an important point of differentiation for Toast: our platform is exclusively focused on the restaurant industry, built by a team that has experience working within this community.

Since the beginning, we’ve hired from restaurants. Many of our first employees were former servers, bartenders, kitchen staff, and even general managers. In fact, approximately two thirds of our employees have worked in restaurants. As a result, we’ve developed deep empathy and understanding for our customers that informs how we build solutions to serve their needs.

Our strength can also be found in our unrivaled commitment to the success of our more than 43,000 customers. We believe we provide a level of service and support that sets the standard in our industry and helps drive our revenue, positions us as a true partner to the restaurant community and has built our brand and reputation as an advocate and invaluable resource for the restaurant industry.

Our Commitment to Customer Success

This is only the beginning of our journey. Our goal to become the platform of choice for restaurants all over the world is broad and could take us in many directions. To build a leading company, we’ll invest in the long-term drivers of the restaurant industry. We’ll invest ahead to help the industry thrive while taking a highly analytical approach to how we allocate capital.

To capture our market opportunity, we use three principles to guide us.

•	We serve our customers with hospitality and obsess over their success.

•

We’re determined to build a remarkable product, provide unique insights and education, offer a knowledgeable and available support team, and invest in local communities through initiatives like Toast.org.

•	We relentlessly pursue innovation for an underserved industry.

•

We strive to improve our reliability, functionality, usability, and affordability. To us, innovation means placing many bets, some of which will fail, and taking bold action that will drive customer value, market share, and investor returns over the long-term.

•	We build a world-class team driven by mission and values.

•	We believe the strength of a company’s mission and values correlates with company success. That’s why we invest in top talent who constantly set the bar for innovation and

ii

customer support, who are driven with purpose, and who expand our values that are centered around humility, hospitality, and inclusivity.

With these principles guiding us, we believe we’re uniquely positioned to help restaurants of all sizes navigate the new normal, welcome guests back into their dining rooms, and emerge as healthier and more successful businesses.

We’re excited about this milestone and the journey ahead. We thank our customers, who have guided, educated, and trusted us, and we look forward to our ongoing partnership. We thank our employees, who put the restaurant community first and live our values every day. And we thank our investors for believing the future of restaurants is bright and knowing we’ll honor our mission to empower the restaurant community to delight their guests, do what they love, and thrive.

Thank you,

Aman Narang, Steve Fredette, and Jonathan Grimm

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Toast,” the “company,” “we,” “our,” “us,” or similar terms refer to Toast, Inc.

Our Mission

Our mission is to empower the restaurant community to delight their guests, do what they love, and thrive.

Overview

Toast is a cloud-based, end-to-end technology platform purpose-built for the entire restaurant community. Our platform provides a comprehensive suite of software as a service, or SaaS, products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels. As of March 31, 2021, over 43,000 restaurant locations across more than 26,000 customers, processing nearly $28 billion of gross payment volume in the trailing 12 months, partnered with Toast to optimize operations, increase sales, engage guests, and maintain happy employees.

The restaurant industry is one of the largest, most complex, and most competitive markets in the world, with an estimated 22 million restaurant locations globally generating greater than $2.6 trillion in annual sales in 2021.1 However, restaurants have lagged in technology adoption. Many restaurants still employ manual processes for critical tasks such as placing guest orders, coordinating kitchen operations, and managing employees. When technology is used, restaurants have historically relied on legacy systems and narrow point solutions that are not flexible, scalable, integrated, or built specifically for restaurants. These products often fail to meet evolving guest needs, which have continued to shift towards digital channels, and can be prohibitively expensive and complex for businesses with limited or no dedicated information technology staff. In addition, key data needed to optimize operations is often siloed, making it difficult to gain valuable insights.

We started Toast to address these pain points for restaurants. Since our founding, we have translated our love for restaurants into a commitment to innovation and digital transformation for the industry. Our success as a business is tightly aligned to the success of our customers. Our field-based sales team fosters relationships and generates deep local insights in their communities. In addition, our ongoing customer success efforts focus on meeting restaurants’ evolving needs through a combination of tailored onboarding, customer support, and intuitive product design.

By enabling these capabilities through a single, integrated platform, Toast improves experiences across the restaurant ecosystem:

•

Restaurant operators. We arm restaurants with a wide range of products and capabilities to address their specific needs regardless of size, location, or business model. As a result, restaurants using Toast often see higher sales and greater operational efficiency.

1	Euromonitor International Limited. See the section titled “Market and Industry Data.”

•

Guests. We are laser focused on helping our customers deliver memorable guest experiences at scale. Guests can place orders easily, safely, and accurately across web, mobile, and in-person channels for dine-in, takeout, or delivery. In addition, our platform empowers restaurants to utilize their guest data to deliver targeted and personalized experiences with loyalty programs and marketing solutions. In March 2021, we saw an average of nearly 4.5 million guest orders per day on our platform.

•

Employees. Our easy-to-learn and easy-to-use technology improves the experience of over 400,000 active restaurant employees across Toast customers. Employees are core to delivering great hospitality, and it is critical for restaurants to engage and retain employees in an increasingly competitive labor market. Our products enable new employees to learn quickly through guided workflows, facilitate faster table turns and safer, streamlined operations, and provide greater transparency around, and timely access to, employees’ wages.

The benefits to all stakeholders using the Toast platform create a powerful, virtuous cycle that amplifies our impact on restaurants. Guest satisfaction generates loyalty to restaurants, driving repeat sales, word-of-mouth referrals, and larger checks and tips. This promotes employee satisfaction, helping reduce turnover and motivating employees to continue to raise the bar on the guest experience. In addition, our integrated software and payments platform consolidates data on restaurant sales and operations, which enables our reporting and analytics as well as financial technology solutions, such as working capital loans, to further support our customers’ success.

We believe we are in the early stages of capturing our addressable market opportunity. Although we are a leading platform serving the restaurant industry,2 as of March 31, 2021, the locations on our platform represented only about 5% of the approximately 860,000 restaurant locations in the United States.3 Similarly, our Annualized Recurring Run-Rate, or ARR, as of March 31, 2021 was less than 3% of our near-term serviceable market opportunity of approximately $15 billion. We see a significant opportunity to increase sales to both new and existing customers, further expand the usage of our platform outside the United States, and address the diverse needs of new and existing restaurant industry stakeholders.

We have grown rapidly since our founding. As of March 31, 2021, we had 43,269 locations on our platform, increasing from 30,421 and 16,475 locations as of March 31, 2020 and 2019, respectively. Our gross payment volume, or GPV, grew 17% year-over-year from $21.8 billion in 2019 to $25.4 billion in 2020. We generate revenue through four main revenue streams: subscription services, financial technology solutions, hardware, and professional services. Our revenue grew 24% year-over-year from $665 million in 2019 to $823 million in 2020 while our ARR grew 77% year-over-year from $184 million in 2019 to $326 million in 2020. During the years ended December 31, 2019 and 2020, we incurred net losses of $209 million and $248 million, respectively, and generated Adjusted EBITDA of $(172) million and $(94) million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on our key business metrics and our non-GAAP financial measures.

These results are driven by our distinctive team of over 1,800 Toasters who are passionate about our customers and driven with purpose. Approximately two-thirds of Toasters have worked in the restaurant industry previously, enabling us to embrace a hospitality mindset and deeply understand our

2

Toast is a leading platform serving the restaurant industry based on industry survey reports, such as G2’s Grid Reports for Fall 2020, Winter 2021, and Spring 2021. See the section titled “Market and Industry Data.”

3

IBISWorld. Estimated 2021 U.S. restaurant locations includes single location full-service restaurants, fast food restaurants, chain restaurants, coffee shops, bars & nightclubs, and caterers, and excludes food service contractors and street vendors. See the section titled “Market and Industry Data.”

customers’ challenges. Our founder-led, mission-driven management team and talented employee base are committed to empowering those that power our industry and serve our local communities.

Our Industry

The restaurant industry is the one of the largest employers in the United States, with an estimate of more than 10 million people4 employed across approximately 860,000 restaurant locations in 2021.5 According to the National Restaurant Association, the restaurant industry’s share of the dollars spent on food was over 50% in 2019. U.S. restaurants generated nearly $700 billion in sales in 2020,6 despite the significant impact of the COVID-19 pandemic, representing approximately 3% of U.S. gross domestic product, or GDP.7 Restaurant sales are expected to grow to more than $1.1 trillion by 2024.8

The approximately 860,000 restaurant locations in the United States are highly diverse, in everything from location to type of cuisine and format to number of employees and amount of revenue. Regardless of these differences, operating a restaurant is challenging and complex. In general, restaurants operate with low margins, high employee turnover, highly perishable products, and complex regulations. At the same time, the restaurant industry, like many other sectors, is undergoing foundational changes driven by changing guest preferences and the imperative to utilize technology and data to innovate. What was once primarily an on-site experience with antiquated solutions such as pen and paper is now becoming an omnichannel experience that employs technology to enable dining in a restaurant, picking up curbside, or ordering delivery.

Consumer preference towards omnichannel dining options has further accelerated due to the COVID-19 pandemic. According to the National Restaurant Association, in 2020, 53% of adults said that purchasing food for takeout or delivery is essential to the way they live, up from 29% a decade earlier. They also found that approximately 70% of restaurant operators across service categories plan to keep some of the changes that they made to their restaurant as a result of the COVID-19 pandemic, even after the pandemic has subsided. In addition to the shift in how guests are interacting with restaurants, there has been a transformation in how guests purchase their food. Credit cards, mobile wallets, and other forms of digital payment solutions have increased in popularity among guests, who are continually seeking more efficient and seamless experiences. As the diversity of how guests order, where guests eat, and the means guests use to pay continues to grow, restaurants must constantly adapt to support these trends.

While the demand for technology adoption in restaurants has increased over recent years, the industry is still considered a laggard with one of the lowest levels of digitization across all sectors.9

4	U.S. Bureau of Labor Statistics, Industries at a Glance, Food Services and Drinking Places, Workforce Statistics. See the section titled “Market and Industry Data.”
5	IBISWorld. See the section titled “Market and Industry Data.”
6	National Restaurant Association, 2021 State of the Restaurant Industry, January 2021 (“National Restaurant Association”). See the section titled “Market and Industry Data.”
7

U.S. Bureau of Economic Analysis, “Gross Domestic Product (Third Estimate), GDP By Industry, and Corporate Profits, Fourth Quarter and Year 2020,” news release (March 25, 2021). See the section titled “Market and Industry Data.”

8	The Freedonia Group, a division of MarketResearch.com, Restaurants & Foodservice: United States, February 2020 (“Freedonia Group”). See the section titled “Market and Industry Data.”
9	McKinsey Global Institute, Digital America: A Tale of the Haves and Have-Mores, December 2015. See the section titled “Market and Industry Data.”

Restaurants in the United States spent an estimated $25 billion on technology in 2019, which was less than 3% of their total sales.10 We expect the spend on technology to increase to $55 billion by 2024, closing the gap with other industries whose median technology spend as a percent of sales is approximately 5%.11

Though technology has become a necessity to address the challenges facing restaurants today, it can also create further complexities. Many restaurants have adopted a complex web of disparate point solutions, each of which is meant to address narrow use cases. As a result of this fragmentation, restaurants are unable to fully realize the power of technology and their data. According to Hospitality Technology’s 2020 annual restaurant technology study, the top challenge facing technology teams, cited by 39% of respondents, was feeling held back by legacy hardware and software systems. In addition, 59% of respondents said that they plan to reduce the number of disparate technology systems to achieve their strategic objectives.

What it Takes to Thrive

In order to thrive, restaurants must continually improve operational efficiency; deliver omnichannel experiences; personalize the guest experience; recruit, train, and retain talent; collect and leverage valuable data; and gain increased access to financial services.

•

Improve Operational Efficiency. Restaurants face a number of operational challenges, including high costs, hiring and training staff, attracting and retaining guests, and optimizing speed and efficiency, resulting in typical operating margins of 4-5%.[12]

A restaurant’s operations are made up of a number of distinct, complex processes that must work in unison for a restaurant to run efficiently. As the return on investment of technology products becomes increasingly apparent, more restaurants have turned to industry-specific software products to improve their operations. While these point solutions solve specific use cases, restaurants are left with a new problem: large inefficiencies from not having an integrated platform that connects all areas of the restaurant.

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Deliver Omnichannel Experiences. Euromonitor projects that, in 2021, 40% of food service revenue in the United States will be from dine-in, 51% will be from takeout and drive-through, and 9% will be from home delivery.

With the proliferation of mobile devices, ordering platforms, and other new technologies, the number and variety of touchpoints between restaurants and guests continues to increase. Restaurants must take advantage of these additional touchpoints with guests to provide a seamless omnichannel experience that is economically sustainable over time.

•

Personalize the Guest Experience. According to a study conducted by Harvard Business Review, when an emotional connection exists between restaurants and their guests, guest value can increase as much as 27%.

Great restaurant experiences are rooted in providing memorable services to guests that exceed their expectations. Empowered by data and insights into guest preferences, restaurants can utilize technology to provide a more personal guest experience across all channels.

10

Hospitality Technology, 2020 Restaurant Technology Study, March 2020 (“Hospitality Technology”); Freedonia Group. $25 billion in restaurant spend on technology in 2019 is estimated by taking 2.7%, which is the average technology budget of restaurants as a percentage of revenue in 2019, and multiplying by $935 billion, which is the gross merchandise value of the U.S. restaurant and foodservice industry in 2019. See the section titled “Market and Industry Data.”

11	Flexera, 2021 State of Tech Spend Report (January 2021) © 2021 Flexera. See the section titled “Market and Industry Data.”
12	IBISWorld. See the section titled “Market and Industry Data.”

•	Recruit, Train, and Retain Talent. 51% of restaurant operators named hiring staff as a top challenge, according to our research.[13]

Employees are key to the guest experience. However, they often work long and intense hours, and restaurants struggle with high turnover. Employees can face high variability in the amount and timing of pay, and the focus on guest satisfaction can come at the expense of employee happiness. Similar to guest expectations, employee expectations have evolved. Employees now focus on flexible pay, access to benefits, and improved working conditions.

•

Collect and Leverage Valuable Data. According to a Boston Consulting Group study, data and analytics programs across top restaurants yield a 5-10% increase in revenue, a 10-15% reduction in store-level operating costs, and a 10-20% improvement in earnings before interest, taxes, depreciation, and amortization, or EBITDA.

Coupling a comprehensive technology platform with integrated payment processing provides a unified view of data across the mission-critical aspects of a restaurant’s operations, such as order details, credit card processing, accounts payable, guest insights, and employee timesheets, which can unlock powerful insights for the restaurant operator. For example, data can be used to help set menu prices, identify best-selling items, better understand guest preferences and employee effectiveness, implement and track effectiveness of new initiatives, and bring awareness to competitive advantages or areas of weakness compared to peers.

•

Gain Increased Access to Financial Services. According to an April 2020 survey conducted by PYMNTS, “Main Street” small- and medium-sized businesses had an average of only 24 days of cash buffer in reserve.

Restaurants often operate with thin margins, resulting in a need for increased and expedited access to capital. The fundamental business model of a restaurant deals with perishable goods subject to ever-changing seasonal and consumer trends. Historically, restaurants have had limited access to financial services, such as purchase financing, short-term working capital, and long-term banking solutions. As omnichannel ordering becomes increasingly prevalent and guests continue to shift away from paying in cash, restaurants will benefit from fully-integrated software and payments products that can simplify and streamline access to their revenue and improve the availability of capital through underwriting algorithms that are tailored to restaurants’ financial needs.

Limitations of Existing Restaurant Technologies

Existing legacy and point technologies face a number of critical limitations:

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Inflexible and difficult to scale. Many existing technologies have a large upfront cost and are not cloud-based, making them rigid and difficult to use and update. This lack of flexibility adds to the challenge of operating in dynamic environments, resulting in limited reliability, scalability, and extensibility.

•	Lacking end-to-end capabilities. Point offerings address specific use cases and may not integrate seamlessly with other applications or systems, which can create operational and data silos.

•

Not purpose-built for restaurants. Many existing offerings are industry-agnostic and lack the specific capabilities required by restaurant operators, such as menu configuration, guest customization and modifications, ingredient inputs, timing of orders, labor compliance, digital ordering, and complex course handling.

13	Toast, Inc., 2019 Restaurant Success Report.

•

Lacking data-driven insights. With limited integration across different systems and applications used to manage their operations, restaurants struggle to reliably collect quality data or cross-reference data from multiple sources. As a result, they cannot easily or effectively analyze, synthesize, and leverage the data necessary to drive meaningful insights on guests and operations to improve performance.

•

Poor onboarding and costly customer support. Many technology vendors do not consistently offer omnichannel, tailored support from restaurant experts that customers need given the fast-paced environment in which they operate. Furthermore, vendors are often more focused on their largest customers, and smaller restaurants with more limited resources often fail to get the support they need.

Our Platform

Our platform is purpose-built to drive success for the entire restaurant community. We provide our customers with a single platform that gives them the tools and features they need to run their business across point of sale, or POS, restaurant operations, digital ordering and delivery, marketing and loyalty, and team management. This suite of software and hardware products is integrated with our financial technology solutions, which includes payment processing and other products such as those provided by Toast Capital. In addition, we provide platform services that include reporting and analytics, multi-location management, and e-commerce capabilities for restaurants to access additional products in a self-service manner, as well as the Toast application programming interface, or API, and partner ecosystem, allowing our customers to seamlessly connect with other technology vendors.

Better Together: The Toast Ecosystem

Our platform benefits from powerful network effects, which we often highlight with the term “better together”. We believe this mantra manifests in the following ways, each driving the success of our stakeholders and, in turn, the Toast platform:

•

Our fully-integrated, end-to-end platform offers unique advantages. Rather than simply stringing together multiple point solutions, we integrate these products into a single platform. This tightly integrated platform has positive network effects for our customers. For example, a customer that purchases Toast Go handheld hardware may not only see faster table turns, improved sales, and greater tip volume for employees, but can also capture real-time guest feedback and gather email contacts through the adoption of digital receipts. These insights can then power guest marketing solutions that drive repeat sales and guest referrals.

•

We benefit the entire restaurant ecosystem. The benefits of Toast to each stakeholder in the restaurant ecosystem bolsters the success of all. The result is a virtuous cycle between restaurants and their stakeholders. Higher spend from happier guests is correlated with higher wages for employees, which in tandem with the wage and benefits access enabled by our products, drives happier employees, lower turnover, improved quality of service, and enhanced operational efficiency.

•

We grow as our customers grow. The success and engagement of the restaurants and communities we support lie at the heart of our business model. As restaurants become more successful, driving repeat guest visits and improved employee retention, we benefit from the growth in GPV and increased adoption of our products.

Our Competitive Strengths

We believe the key ingredients to building a leading platform for the restaurant industry and driving our continued expansion in reach and impact within the restaurant ecosystem are the following:

•	Product depth and breadth. We founded Toast on the belief that restaurants are best served by a single platform that is purpose-built for the distinct demands of operating a restaurant.

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Culture of continuous innovation. We have a hunger for innovation and a long-standing track record of product launches that address continuously evolving restaurant needs. Our product roadmap is informed by our conversations with the restaurant community about their needs as well as by the visibility we have into the broader restaurant technology ecosystem through our data and third-party integrations.

•

Differentiated go-to-market strategy. We pair in-market sales teams that are closely aligned with their local restaurant community with an extensive thought leadership and content program that has powered Toast’s rapid growth in brand awareness and built Toast’s brand as an advocate and invaluable resource for the restaurant industry.

•

Unwavering commitment to restaurant success. Our customers’ success is bolstered by our combination of tailored onboarding services, differentiated customer support, and easy-to-use product design that supports intuitive in-product navigation and self-service by customers. Driven by our love of restaurants, we believe we are a true partner to the restaurant community and that our success is mutually reinforcing.

•

Modern, cloud-based platform approach. Toast’s platform pairs easy-to-use, intuitive user interfaces with a highly scalable modern cloud architecture. Our software infrastructure is cloud-hosted and mobile-first, providing a user experience that is flexible and configurable to diverse restaurant environments.

•

Unmatched data-driven insights. With unique visibility into restaurant, guest, and employee insights, we are able to provide advanced analytics for restaurant operators and make informed decisions on our product development pipeline.

•

Powerful partner ecosystem. In addition to our own products, our platform is augmented by our ecosystem of partners. This ecosystem includes large national food and beverage suppliers, technology partners across a broad spectrum of solutions, and local partners such as accountants, attorneys, and consultants, among others.

Why Our Stakeholders Win with Toast

Toast empowers restaurant operators to succeed in the digital age. To do so, restaurants must serve a wide range of stakeholders. We believe that when restaurant operators succeed, employees and guests also benefit, which in turn fuels rapid growth for restaurants.

•

We help restaurants streamline operations and drive sales. Through Toast’s integrated platform, customers spend less time managing disparate point solutions, enabling them to spend more time serving their guests, leading their teams, and growing their businesses.

•

We enable restaurants to drive off-premise sales and improve profit margins through first and third-party channels. Our commission-free online ordering software simplifies the digital ordering experience for guests, increases order accuracy, and allows restaurants to reduce reliance on third parties. We also enable restaurants to offer delivery services for their guests through their own fleet of drivers, through flat-fee Toast Delivery Services utilizing a partner network of delivery drivers, and through POS integrations with third-party delivery providers.

•

We provide access to insights, data, and tools to attract and retain guests through marketing, loyalty programs, and guest data. Through our platform, restaurants gain access to guest insights and advanced analytics that they can use to build direct relationships with their guests and drive repeat visits, increased loyalty, and higher sales.

•

We save restaurants time onboarding and managing employees, while enabling improved productivity and higher pay for employees. Our platform enables reduced ticket times, higher sales and tips, and as a result, higher pay for the restaurant’s employees over time. Through our team management products, restaurants are able to manage payroll efficiently, leading to timely and accurate access to wages for employees. Moreover, our onboarding process, including training and ongoing support through our customer success team, makes adopting the Toast platform easy.

•

We provide hard-to-access capital via purchase financing and lending, while integrating payment processing to enable better data visibility and more efficient operations. Toast provides a fully-integrated software and payments platform that enables our customers to securely accept payments, while also providing valuable data-driven insights and driving our guest engagement programs. In addition, we provide financing solutions that minimize upfront costs for restaurants and offer working capital loans in a fast and flexible manner through Toast Capital.

•

We have their back. Driven by our mission, we invest heavily in ongoing customer success through a combination of tailored onboarding services, customer support, and easy-to-use product design that supports intuitive in-product navigation and self-service by customers. Our field-based go-to-market engine also generates deep local insights in our communities and helps us quickly address our customers’ questions and concerns, and we apply these insights to the research and development of new products to continue to meet the industry’s evolving needs.

Our Opportunity

The restaurant industry has lacked a clear technology category leader and has been categorized by fragmentation and historically slow adoption of technology. We are now seeing a shift in the use of technology alongside a preference for a single, integrated, digital-first technology platform, resulting in a significant opportunity for Toast. Restaurants in the United States spent an estimated $25 billion on technology in 2019, or less than 3% of their total sales.14 We expect the spend on technology to increase to $55 billion by 2024, as technology spend as a percent of restaurant sales closes the gap with other industry verticals. We believe our total addressable market, or TAM, is closely aligned with, and encompasses the vast majority of, this restaurant spend.

We estimate our current serviceable addressable market to be approximately $15 billion. We calculate this figure by adding the opportunities across our software and financial technology products. Our software addressable market is calculated by multiplying the average annual subscription revenue per location per product by the estimated number of restaurant locations in the United States. We determined the estimated number of restaurant locations in the United States to be approximately 860,000,15 which includes restaurants across all segments, given we serve restaurants of all types and

14	Hospitality Technology; Freedonia Group; and related explanation (footnote 10). See the section titled “Market and Industry Data.”
15

IBISWorld. Estimated 2021 U.S. restaurant locations includes single location full-service restaurants, fast food restaurants, chain restaurants, coffee shops, bars & nightclubs, and caterers, and excludes food service contractors and street vendors. See the section titled “Market and Industry Data.”

sizes ranging from single-location restaurants to larger multi-location brands. The opportunity for payments recurring run-rate is calculated by multiplying the estimated non-cash restaurant sales in the United States for 2021 by our average take rate of approximately 60 basis points (measured as a percentage of GPV). Lastly, we estimate the Toast Capital opportunity by multiplying an estimated $29.5 billion of outstanding U.S. public banks’ restaurant loans as of March 31, 202016 by the average annual interest rate on small business loans of 2.6% to 7.1%.17

We expect our market opportunity will continue to expand as we develop new solutions that address the distinct and evolving needs of a diverse market. Additionally, our current TAM does not consider the substantial opportunity to provide our products and services to international locations, which we have not pursued to date. With an estimated 22 million restaurant locations globally with greater than $2.6 trillion in revenue,18 we estimate that our global TAM is at least twice as large as the domestic opportunity, given there is nearly four times as much global spend and even more opportunity in terms of location count.

Our Growth Strategy

Our strategy is to continue to invest in areas that align with our customers’ needs and our own growth objectives. Toast both drives and benefits from the success of our customers—when restaurants grow, Toast grows through higher payments volume and increased adoption of our full platform.

•

Fuel efficient location growth with both new and existing customers. We intend to invest in our field-based go-to-market engine, customer success through a combination of tailored onboarding services, customer support, and intuitive product design, as well as research and development of new products to continue to meet the industry’s evolving needs and grow our location footprint.

•	Increase adoption of our full suite of products. We plan to continue to sell additional products to our existing customers through a combination of sales and marketing efforts and product-led growth.

•

Invest in and expand our product platform. We intend to continue to invest in research and development to expand the functionality of our current platform and to broaden the subscription services and financial technology solutions we offer.

•

Further develop our partner ecosystem. Toast’s integrated SaaS platform currently connects customers to approximately 150 partners, providing them with the tools and features they need to run their business. We intend to continue expanding our technology and channel partnerships to deliver even more value to our customers and increase the strategic nature of our platform.

•	Selectively pursue inorganic growth. We intend to selectively explore inorganic product and technology growth opportunities to build out our portfolio and strengthen our ecosystem advantage.

•

Expand internationally. To date, we have not made any significant investments in growing our presence internationally. We intend to add international sales team members to address this market opportunity alongside targeted research and development efforts based on local market dynamics.

16	S&P Global Market Intelligence, US Banks Disclose Exposure to Restaurant Industry Hard-Hit by COVID-19, May 2020. See the section titled “Market and Industry Data.”
17	Federal Reserve Bank of Kansas City, Small Business Lending Survey, March 2021. Average annual interest rate as of the fourth quarter of 2020. See the section titled “Market and Industry Data.”
18	Euromonitor International Consumer Foodservice 2021 (Foodservice Value RSP, YoY ex rates, Current Prices). See the section titled “Market and Industry Data.”

Our Response to COVID-19

The COVID-19 pandemic has had a dramatic impact on the restaurant industry. As a leading platform for the restaurant industry, Toast took immediate steps to help restaurants navigate the crisis.

During the course of the pandemic, and driven by our mission to help restaurants thrive, our team of passionate Toasters accomplished the following:

Rapid acceleration of product release

To help restaurants navigate the immediate impact of the COVID-19 pandemic, we accelerated a number of planned product launches and introduced new product lines.

•

As a result of the pandemic, restaurants became highly dependent on off-premise dining. To help restaurants navigate this shift, save on third-party commissions, and build a direct relationship with their guests, we launched Toast Delivery Services, offering delivery through Toast Online Ordering and the Toast TakeOut app.

•	In addition, we launched Toast Now, a digital-only platform for restaurants of all sizes to quickly activate online ordering, delivery, gift card, and email marketing capabilities.

•	In response to greater guest sensitivity to health and safety in light of the COVID-19 pandemic, we launched a suite of contactless payment solutions including Order & Pay.

Advocacy for the entire restaurant industry

We also took steps during the pandemic to provide restaurants with much needed access to expense relief and operating capital, and built an advocacy program to encourage community and federal support.

•	We waived subscription fees of over $20 million for our entire customer base.

•	We launched a grassroots campaign, called Rally for Restaurants, that encouraged consumers to buy gift cards and order takeout to support the restaurant industry.

•

We also partnered with a coalition of Toast customers, partners, and lobbyists to call on Congress to act on behalf of the restaurant industry, leveraging proprietary data to support the need for focused relief. We believe our sustained actions throughout 2020 played a role in the eventual development and passing of the $28.6 billion Restaurant Revitalization Fund.

We recognize that the COVID-19 pandemic continues to have a significant impact on communities across the world, and we are fully committed, as we always have been, to investing in and supporting our restaurants, their employees, and the communities they serve.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

•

If we do not attract new customers, retain existing customers, and increase our customers’ use of our platform, we may not be able to sustain our recent revenue growth in future periods and our business will suffer.

•	The ongoing COVID-19 pandemic has adversely impacted and may continue to adversely impact our business, financial condition, and results of operations.

•	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.

•

Our operating results depend in significant part on our payment processing services, and the revenue and gross profit we derive from our payment processing activity in a particular period can vary due to a variety of factors.

•

We depend upon third parties to manufacture our products and to supply key components to our products. If these manufacturers or suppliers become unwilling or unable to provide an adequate supply of components, particularly of semiconductor chips, with respect to which there is a severe global shortage, we may not be able to find alternative sources in a timely manner and our business would be impacted.

•	Our future revenue will depend in part on our ability to expand the financial technology services we offer to our customers and increase adoption of those services.

•

We rely substantially on one third-party processor to facilitate payments made by guests and payments made on behalf of customers, and if we cannot manage risks related to our relationships with this third-party payment processor, our business, financial condition, and results of operations could be adversely affected.

•	The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

•

A majority of our customers are small- and medium-sized businesses, which can be more difficult and costly to retain than enterprise customers and may increase the impact of economic fluctuations on us.

•

We rely in part on revenue from subscription contracts, and because we recognize revenue from subscription contracts over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

•

We are responsible for transmitting a high volume of sensitive and personal information through our platform and our success depends upon the security of this platform. Any actual or perceived breach of our system that would result in disclosure of such information could materially impact our business.

•	Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

•	Our success depends upon our ability to continually enhance the performance, reliability, and features of our platform.

•

We are subject to additional risks relating to the financial products we make available to our customers, including relationships with partners, the ability of our customers to generate revenue to pay their obligations under these products, general macroeconomic conditions and the risk of fraud.

•

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and become subject to costly litigation to protect our rights.

•

Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing, and our or our customers’ failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations.

•

We identified material weaknesses in our internal controls over financial reporting. If we do not maintain effective controls, we may not be able to accurately report our financial condition or results of operations in a timely manner.

•	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

•	Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases and public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated under the laws of Delaware in December 2011 under the name Opti Systems, Inc. We changed our name to Toast, Inc. in May 2012. Our principal executive offices are located at 401 Park Drive, Boston, Massachusetts 02215 and our telephone number is (617) 297-1005. Our website address is www.toasttab.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

“Toast,” our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Toast, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

See the section titled “Risk Factors—General Risk Factors—Risks Related to Operating as a Public Company—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

THE OFFERING

Common stock offered	shares

Option to purchase additional shares of common stock	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional shares from us.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares of common stock is exercised in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our common stock, and enable access to the public equity markets for our stockholders and us. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed New York Stock Exchange trading symbol	“TOST ”

The number of shares of common stock that will be outstanding after this offering is based on 94,717,491 shares of common stock (after giving effect to the Preferred Stock Conversion (as defined below)) outstanding as of December 31, 2020, and excludes:

•

11,575,370 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our Amended and Restated 2014 Stock Option and Grant Plan, or the 2014 Plan, with a weighted-average exercise price of $10.37 per share;

•	shares of common stock issuable upon the exercise of outstanding stock options granted after December 31, 2020 through under our 2014 Plan, with a weighted-average exercise price of $ per share;

•

31,674 shares of common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of December 31, 2020, for which the service-based vesting condition was not yet satisfied as of December 31, 2020, pursuant to our 2014 Plan;

•

                shares of common stock issuable upon the vesting and settlement of outstanding RSUs granted after December 31, 2020 through                  under our 2014 Plan, for which the service-based vesting condition has not yet been satisfied;

•

200,407 shares of common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of December 31, 2020, with a weighted-average exercise price of $3.69 per share;

•	1,622,717 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock issued after December 31, 2020, with an exercise price of $87.5168 per share;

•

6,687,076 shares of common stock reserved for future issuance under our 2014 Plan as of December 31, 2020, which shares will cease to be available for issuance at the time our 2021 Stock Option and Incentive Plan, or the 2021 Plan, becomes effective;

•

            shares of common stock reserved for future issuance under our 2021 Plan which will become effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•

            shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of common stock reserved for future issuance under our ESPP.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering;

•	the adoption of our second amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part;

•

the automatic conversion of all outstanding shares of convertible preferred stock into an equal number of shares of common stock, or the Preferred Stock Conversion, which will occur immediately upon the closing of this offering;

•

the automatic conversion and reclassification of outstanding warrants to purchase 149,225 shares of convertible preferred stock into warrants to purchase an equal number of shares of common stock, which will occur immediately prior to the completion of this offering;

•

the automatic exercise of warrants to purchase 51,182 shares of Series B convertible preferred stock at an exercise price of $1.9538 for such warrants and the subsequent conversion of such shares into shares of our common stock, which will occur in connection with the closing of this offering;

•	no exercise of the outstanding stock options or warrants, or settlement of outstanding RSUs, except as described above; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statement of comprehensive loss data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2020 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
	2019	2020
(in thousands, except share and per share data)
Revenue:
Subscription services	$62,443	$101,374
Financial technology solutions	531,751	644,372
Hardware	54,999	63,968
Professional services	15,836	13,420

Total revenue	665,029	823,134

Cost of revenue:
Subscription services	24,923	39,730
Financial technology solutions	452,786	508,816
Hardware	82,096	85,013
Professional services	41,215	45,558
Amortization of acquired technology and customer assets	1,660	3,604

Total cost of revenue	602,680	682,721

Gross profit	62,349	140,413

Operating expenses:
Sales and marketing	129,066	139,325
Research and development	63,967	108,574
General and administrative	82,683	112,661

Total operating expenses	275,716	360,560

Loss from operations	(213,367)	(220,147)
Other income (expense):
Interest income	2,106	842
Interest expense	—	(12,651)
Change in fair value of warrant liability	(1,497)	(8,218)
Change in fair value of derivative liability	—	(7,282)
Other income (expense), net	62	(486)

Loss before income taxes	(212,696)	(247,942)
Benefit (provision) for income taxes	3,248	(261)

Net loss	(209,448)	(248,203)
Redemption of Series B Preferred	—	(812)

Net loss attributable to common stockholders	$(209,448)	$(249,015)

Net loss per share attributable to common stockholders, basic and diluted	$(5.38)	$(6.23)

Weighted average shares used in computing net loss per share, basic and diluted	38,964,029	39,996,593

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$581,824	$	$
Working capital(4)	536,658
Total assets	775,956
Long-term debt, net of discount	171,709
Derivative liabilities	37,443
Warrant to purchase preferred stock	11,405
Total liabilities	398,039
Convertible preferred stock	848,893
Additional paid-in capital	145,327
Accumulated deficit	(615,866)
Total stockholders’ deficit	(470,976)

(1)

The pro forma column reflects (i) the Preferred Conversion; (ii) the automatic exercise of warrants to purchase 51,182 shares of Series B convertible preferred stock at an exercise price of $1.9538 for such warrants, and the subsequent conversion of such shares into shares of our common stock, which will occur in connection with the closing of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the closing of this offering.

(2)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of                shares of our common stock in this offering, based upon an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, total assets, working capital, and total stockholders’ equity by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our cash and cash equivalents, total assets, working capital, and total stockholders’ equity by approximately $                million, assuming that the assumed initial public offering price of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities.

Key Business Metrics

	Year ended December 31,			Three months ended March 31,
(dollars in billions)	2019	2020	% Growth	2020	2021	% Growth
Gross Payment Volume (GPV)	$21.8	$25.4	17%	$6.4	$9.0	41%

	As of December 31,			As of March 31,
(dollars in millions)	2019	2020	% Growth	2020	2021	% Growth
Annualized Recurring Run-Rate (ARR)	$184	$326	77%	$206	$384	86%

Gross Payment Volume (GPV)

GPV represents the sum of total dollars processed through the Toast payments platform across all restaurant locations in a given period. GPV is a key measure of the scale of our platform, which in turn drives our financial performance. As our customers generate more sales and therefore more GPV, we generally see higher financial technology solutions revenue.

Annualized Recurring Run-Rate (ARR)

We monitor ARR as a key operational measure of the scale of our subscription and payment processing services for both new and existing customers. To calculate this metric, we first calculate recurring run-rate on a monthly basis. Monthly Recurring Run-Rate, or MRR, is measured on the final day of each month for all restaurant locations live on our platform as the sum of (i) our monthly subscription services fees, which we refer to as the subscription component of MRR, and (ii) our in-month adjusted payments services fees, exclusive of estimated transaction-based costs, which we refer to as the payments component of MRR. MRR does not include fees derived from Toast Capital or related costs. MRR is also not burdened by the impact of SaaS credits offered, which we expect to be immaterial on an ongoing basis despite being larger in 2020 as we supported our customers through the COVID-19 pandemic.

ARR is determined by taking the sum of (i) twelve times the subscription component of MRR and (ii) four times the trailing-three-month cumulative payments component of MRR. We believe this approach provides an indication of our scale, while also controlling for short-term fluctuations in payments volume. Our ARR may decline or fluctuate as a result of a number of factors, including customers’ satisfaction with our platform, pricing, competitive offerings, economic conditions, or overall changes in our customers’ and their guests’ spending levels. ARR is an operational measure, does not reflect our revenue or gross profit determined in accordance with GAAP, and should be viewed independently of, and not combined with or substituted for, our revenue, gross profit, and other financial information determined in accordance with GAAP. Further, ARR is not a forecast of future revenue and investors should not place undue reliance on ARR as an indicator of our future or expected results.

Non-GAAP Financial Measures

	Year ended December 31,		Three months ended March 31,
(dollars in millions)	2019	2020	2020	2021
Free Cash Flow	$(141.2)	$(160.7)	$	$
Adjusted EBITDA	$(171.6)	$(93.8)	$	$

Free Cash Flow

Free cash flow is defined as net cash used in operating activities reduced by purchases of property and equipment and capitalization of internal-use software costs. We believe that free cash flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from operations and used for purchases of property and equipment, capitalization of software costs, and investments in our business. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Other companies may calculate free cash flow or similarly titled non-GAAP measures differently, which could reduce the usefulness of free cash flow as a tool for comparison. In addition, free cash flow does not reflect mandatory debt service and other non-discretionary expenditures that are required to be made under contractual commitments and does not represent the total increase or decrease in our cash balance for any given period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable GAAP financial measure.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss), adjusted to exclude stock-based compensation expense and related payroll tax expense, depreciation and amortization expense, interest income, interest expense, other income (expense) net, acquisition expenses, fair value adjustments on warrant and derivative liabilities, expenses related to COVID-19 pandemic initiatives resulting from a reduction of workforce in 2020 and early termination of leases, and income taxes. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We believe Adjusted EBITDA is useful for investors to use in comparing our financial performance to other companies and from period to period. Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. In addition, Adjusted EBITDA eliminates the impact of certain items that may obscure trends in the underlying performance of our business. Adjusted EBITDA also has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. For example, although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new asset acquisitions. In addition, Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us; or tax payments that may represent a reduction in cash available to us. The expenses and other items we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items that other companies may exclude from Adjusted EBITDA when they report their financial results.

See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further information regarding GPV, ARR, Free Cash Flow, and Adjusted EBITDA.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations, liquidity, or prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Risks Related to Our Business and Business Development

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction, or adequately address competitive challenges.

We have experienced significant growth in recent periods, which puts a strain on our business, operations, and employees. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our finance and accounting systems and controls, as well as our information technology, or IT, and security infrastructure. For example, we expect we will need to invest in and seek to enhance our IT systems and capabilities, including with respect to internal information sharing and interconnectivity between various systems within our infrastructure.

We must also attract, train, and retain a significant number of qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel, and management personnel, without undermining our corporate culture of rapid innovation, teamwork, and attention to customer success that has been central to our growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems, or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees. To support our growth, we expect to make significant sales and marketing expenditures to increase sales of our platform and increase awareness of our brand and significant research and development expenses to increase the functionality of our platform and to introduce additional related products and services. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected, and we may be unable to implement our business strategy.

If we do not attract new customers, retain existing customers, and increase our customers’ use of our platform, our business will suffer.

We derive, and expect to continue to derive, a majority of our revenue and cash inflows from our integrated cloud-based restaurant management platform, which encompasses software, financial technology, and hardware components. As such, our ability to attract new customers, retain existing customers, and increase use of the platform by existing customers is critical to our success.

Our future revenue will depend in large part on our success in attracting additional customers to our platform. Our ability to attract additional customers will depend on a number of factors, including the effectiveness of our sales team, the success of our marketing efforts, our levels of investment in expanding our sales and marketing teams, referrals by existing customers, and the availability of competitive restaurant technology platforms. We may not experience the same levels of success with respect to our customer acquisition strategies as seen in prior periods, and if the costs associated with acquiring new customers materially rises in the future, our expenses may rise significantly.

In addition, while a majority of our current customer base consists of small- and medium-sized businesses, or SMBs, we intend to pursue continued customer growth within the enterprise and mid-market segments of the restaurant market, as well as among smaller businesses. Each of those segments of the overall market poses different sales and marketing challenges, and has different requirements, and we cannot be sure that we will achieve the same success in those market segments as we have achieved to date in sales to SMBs.

Our business also depends on retaining our existing customers. Our business is subscription-based, and contract terms for our SaaS products generally range from 12 to 36 months. Customers are not obligated to, and may not, renew their subscriptions after their existing subscriptions expire. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will be able to retain these customers or new customers that may enter into subscriptions. Renewals of subscriptions may decline or fluctuate as a result of a number of factors, including dissatisfaction with our platform or support, the perception that a competitive platform, product or service presents a better or less expensive option, or our failure to successfully deploy sales and marketing efforts towards existing customers as they approach the expiration of their subscription term. In addition, we may terminate our relationships with customers for various reasons, such as heightened credit risk, excessive card chargebacks, unacceptable business practices, or contract breaches.

Further, if customers on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, our ability to retain customers would suffer. This risk is particularly pronounced with restaurants, as each year a meaningful percentage of restaurants go out of business, and this risk has become particularly acute as a result of the COVID-19 pandemic.

In addition to attracting new customers and retaining existing customers, we seek to expand usage of our platform by broadening adoption by our customers of the various products included within our platform. Although in recent periods new customers have increasingly adopted our full suite of products, we cannot be certain that new customers will continue to adopt our full suite of products at existing rates or that we will be successful in increasing adoption of additional products by our existing customers. Further, while many of our customers deploy our platform to all of their restaurant locations, some of our customers initially deploy our platform to a subset of locations. For those customers, we seek to expand use of our platform to additional locations over time. Our ability to increase adoption of our products by our customers and to increase penetration of our existing customers’ locations will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, and our ability to demonstrate the value proposition of our products.

Our costs associated with renewals and generating sales of additional products to existing customers are substantially lower than our costs associated with entering into subscriptions with new customers. Accordingly, our business model relies to a significant extent on our ability to renew subscriptions and sell additional products to existing customers, and, if we are unable to retain revenue from existing customers or to increase revenue from existing customers, our operating results would be adversely impacted even if such lost revenue were offset by an increase in revenue from new customers.

We may not be able to sustain our recent revenue growth in future periods.

We have grown rapidly over the last several years, and our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In 2019 and 2020, our revenue was $665.0 million and $823.1 million, respectively, representing a 24% growth rate. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as indicative of our revenue, revenue growth, key business metrics, or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to fluctuate over the short and long term. We may experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of customers and their guests that utilize our platform, increasing competition, changing customer and guest behaviors, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, the impact of regulatory requirements, and the maturation of our business, among others. In addition, SMBs comprise the majority of our customer base. If the demand for restaurant management platforms by SMBs does not continue to grow, or if we are unable to maintain our category share with SMBs, our revenue and other growth rates could be adversely affected.

The ongoing COVID-19 pandemic has adversely impacted and may continue to adversely impact our business, financial condition, and results of operations.

The COVID-19 pandemic has adversely affected workforces, consumers, economies, and financial markets globally. The adverse impact of the pandemic has been and may continue to be particularly acute among SMBs, which comprise the majority of our customer base, and many of which have been required to cease or substantially diminish business operations for an indeterminate period of time. The pandemic also has disrupted, and may continue to disrupt, our supply chains and relationships with third-party partners. The pandemic has also had, and may continue to have, a variety of additional effects on our business and operations, including reducing the demand for our platform, restricting our operations and sales and marketing efforts, impeding our ability to conduct product development and other important business activities, and decreasing technology spending.

For example, since the COVID-19 pandemic began, we have:

•	furloughed approximately 12% of our employees and terminated approximately 48% of our employees in connection with a reduction in force in April 2020;

•	re-prioritized our capital projects;

•	instituted a temporary company-wide hiring freeze; and

•	reduced salaries for management across the organization.

In addition, while adversely impacting the restaurant industry and our business, the COVID-19 pandemic has also increased the focus by restaurants on the need for a digital technology platform that can address the need for safe, frictionless, contact-free experiences in restaurants and address off-premise dining. While we believe these trends may positively impact our business in the longer-term, we cannot predict the extent to which the increased focus on the need for digital solutions such as those offered by our platform will persist. For example, we cannot predict the manner and extent to which the reemergence of on-premise dining and other types of in-person activity will impact our business, including with respect to levels of payment processing activity through our platform and our commission and margin rates on such payments.

Due to the uncertainty of the COVID-19 pandemic, we will continue to assess the situation, including abiding by any government-imposed restrictions, market-by-market. We are unable to accurately predict the ultimate impact that the COVID-19 pandemic will have on our operations going forward due to uncertainties that will be dictated by the length of time that the disruptions resulting from the pandemic continue, which will, in turn, depend on the currently unknowable duration and severity of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic, the effectiveness and wide-spread availability of the vaccine, the speed and extent to which normal economic and operating conditions will resume, and overall changes in consumer behavior. We also cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, the impact of further shelter-in-place or other government restrictions that are implemented in response to such outbreaks, or the impact on our customers’ ability to remain in business, each of which could continue to have an adverse impact on our business.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, our indebtedness, and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched our operations in 2013, have grown significantly in recent periods, and have a limited operating history, particularly at our current scale. In addition, we operate in an evolving industry and have frequently expanded our platform features and services and changed our pricing methodologies. This limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include, but are not limited to, our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•	increase the number of and retain existing customers and their guests using our platform;

•	successfully compete with current and future competitors;

•	successfully expand our business in existing markets and enter new markets and geographies;

•	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	comply with regulatory requirements in highly regulated markets;

•	adapt to rapidly evolving trends in the ways customers and their guests interact with technology;

•	avoid interruptions or disruptions in our service;

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develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle significant surges of usage by our customers and their guests as compared to historic levels and increased usage generally, as well as the deployment of new features and services;

•	maintain and effectively manage our internal infrastructure systems, such as information strategy and sharing and interconnectivity between systems;

•	hire, integrate, and retain talented technology, sales, customer service, and other personnel;

•	effectively manage rapid growth in our personnel and operations; and

•	effectively manage our costs.

Further, because we have limited historical financial data relevant to our current scale and operations and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

Our platform includes our payment services, and our ability to attract new customers and retain existing customers depends in part on our ability to offer payment processing services with the desired functionality at an attractive price.

We sell subscriptions to our platform together with our payment services, and customers are unable subscribe to our platform without also subscribing to our payment services. While we believe that offering a complete end-to-end platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate point of sale solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. Some of our potential customers for our platform may not be willing to switch payment processing vendors for a variety of reasons, such as transition costs, business disruption, and loss of accustomed functionality. There can be no assurance that our efforts to overcome these factors will be successful, and this resistance may adversely affect our growth.

The attractiveness of our payment processing services also depends on our ability to integrate emerging payment technologies, including crypto-currencies, other emerging or alternative payment methods, and credit card systems that we or our processing partners may not adequately support or for which we or they do not provide adequate processing rates. In the event such methods become popular among consumers, any failure to timely integrate emerging payment methods (e.g. ApplePay or Bitcoin) into our software, anticipate consumer behavior changes, or contract with processing partners that support such emerging payment technologies could reduce the attractiveness of our payment processing services and of our platform, and adversely affect our operating results.

Our operating results depend in significant part on our payment processing services, and the revenue and gross profit we derive from our payment processing activity in a particular period can vary due to a variety of factors.

Even if we succeed in increasing subscriptions to our platform and retaining subscription customers, the revenue we derive from payment processing services may vary from period to period depending on a variety of factors, many of which are beyond our control and difficult to predict. Our revenue from payment processing services is generally calculated as a percentage of payment volume plus a per-transaction fee and, accordingly, varies depending on the total dollar amount processed through the Toast platform across all of our customers’ restaurant locations in a particular period. This amount may vary, depending on, among other things, the success of our customers’ restaurant locations, the proportion of our customers’ payment volumes processed through our platform, ticket size, consumer spending levels in general, and overall economic conditions. In addition, the revenue and gross profit derived from our payment processing services varies depending on the particular type of payment processed on our platform. For example, card-not-present transactions, which are transactions for which the credit card is not physically present at the merchant location at the time of the transaction, are generally associated with higher payment processing revenue and gross profit compared to card-present transactions, and debit card transactions are generally also associated with higher gross profit compared to credit card transactions. During the COVID-19 pandemic, card-not-present transactions and debit card transactions accounted for a larger proportion of the total payment transactions processed through our platform than before the COVID-19 pandemic, which contributed to higher gross margins on those transactions than in prior periods. We expect the relative percentage of credit card transactions, and transactions where the card is present to increase in future periods.

A majority of our customers are SMBs, which can be more difficult and costly to retain than enterprise customers, and may increase the impact of economic fluctuations on us.

A majority of our customers are SMBs and we expect they will continue to comprise a large portion of our customer base for the foreseeable future. We define SMBs in the context of our customer base as customers that have between one and ten restaurant locations. Selling to and retaining SMBs can be more difficult than retaining enterprise customers, as SMBs often have higher rates of business failure and more limited resources, may have decisions related to the choice of payment processor dictated by their affiliated parent entity and are more readily able to change their payment processors than larger organizations.

SMBs are also typically more susceptible to the adverse effects of economic fluctuations, including those caused by the COVID-19 pandemic. Adverse changes in the economic environment or business failures of our SMB customers may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do.

We rely in part on revenue from subscription contracts, and because we recognize revenue from subscription contracts over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription services revenue accounts for a significant portion of our total revenue. Sales of new or renewal subscription contracts may decline or fluctuate as a result of a number of factors, including customers’ level of satisfaction with our platform, the prices of our subscriptions, the prices of subscriptions offered by our competitors, reductions in our customers’ spending levels, or other changes in consumer behavior. If our sales of new or renewal subscription contracts decline, our revenue and revenue growth may decline. We recognize subscription revenue ratably over the term of the relevant subscription period, which generally ranges from 12 to 36 months in duration. As a result, much of the subscription revenue we report each quarter is derived from subscription contracts that we sold in prior periods.

Consequently, a decline in new or renewed subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewal sales of our subscriptions is not reflected in full in our results of operations in a given period. Also, it is difficult for us to rapidly increase our subscription revenue through additional sales in any period, as revenue from new and renewal subscription contracts must be recognized ratably over the applicable subscription period. Furthermore, any increases in the average term of subscription contracts would result in revenue for those subscription contracts being recognized over longer periods of time.

Our future revenue will depend in part on our ability to expand the financial technology services we offer to our customers and increase adoption of those services.

We offer our customers a variety of financial technology products and services, and we intend to make available additional financial technology products and services to our customers in the future. A number of these services require that we enter into arrangements with financial institutions or other third parties. For example, our bank partner, which is a Utah-chartered and FDIC-insured industrial bank, offers qualified customers working capital loans, which we service. In order to provide these and future financial technology products and services, we may need to establish additional partnerships with third parties, comply with a variety of regulatory requirements, and introduce internal processes and procedures to comply with applicable law and the requirements of our partners, all of which may involve significant cost, require substantial management attention, and expose us to new business and compliance risks. We cannot be sure that our current or future financial technology services will be widely adopted by our customers or that the revenue we derive from such services will justify our investments in developing and introducing these services.

Failure to maintain and enhance our brand recognition in a cost-effective manner could harm our business, financial condition, and results of operations.

We believe that maintaining and enhancing our brand identity and reputation is critical to our relationships with, and ability to attract, new customers, partners and employees. Accordingly, we have invested, and expect to continue to invest, increasing amounts of money in and greater resources to branding and other marketing initiatives, which may not be successful or cost effective. If we do not successfully maintain and enhance our brand and reputation in a cost-effective manner, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands or reputations, and we could lose customers or partners, all of which would harm our business, financial condition, and results of operations.

In addition, any negative publicity about our company or our management, including about the quality, stability, and reliability of our platform or services, changes to our products and services, our privacy and security practices, litigation, regulatory enforcement, and other actions involving us, as well as the perception of us and our products by our customers and their guests, even if inaccurate, could cause a loss of confidence in us and adversely affect our brand.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee could harm our business, financial condition, and results of operations.

Our success depends upon the continued service of our senior management team and key technical employees. Each of these employees could terminate his or her relationship with us at any time. Further, our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all.

The loss of any member of our senior management team or key technical employees might significantly delay or prevent the achievement of our business objectives and could harm our business and our customer relationships.

Our ability to recruit, retain, and develop qualified personnel is critical to our success and growth.

All our businesses function at the intersection of rapidly changing technological, social, economic, and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain, and develop personnel who can provide the necessary expertise across a broad spectrum of disciplines. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to ensure we have the necessary human resources capable of maintaining continuity in our business.

The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The trading price of our common stock following this offering is likely to be volatile, could be subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for these or other reasons, it may adversely affect our ability to attract and retain highly qualified employees. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets following this offering, which may reduce their motivation to continue to work for us.

We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. If we are unable to hire, train, and retain a sufficient number of qualified and successful sales personnel, our business, financial condition, and results of operations could be harmed.

From time to time we are subject to various legal proceedings that could adversely affect our business, financial condition, or results of operations.

From time to time we are or may become involved in claims, lawsuits (whether class actions or individual lawsuits), arbitration proceedings, government investigations, and other legal or regulatory proceedings involving commercial, corporate and securities matters; privacy, marketing and communications practices; labor and employment matters; alleged infringement of third-party patents and other intellectual property rights; and other matters. The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant management attention, and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business, customers, and commercial partners and current and former directors and officers. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and adversely impact our ability to attract directors and officers.

Notwithstanding the terms of our agreements with our customers, it is possible that a default on such obligations by one or more of our customers could adversely affect our business, financial condition, or results of operations. For example, if a customer defaults on its obligations under a customer agreement or terminates a customer agreement prior to the contractual termination date, we may be required to assert a claim to acquire the amount in full due under the customer agreement, which we may choose not to pursue. However, if we choose to pursue any such claim, we may incur substantial costs to resolve claims or enter into litigation or arbitration, and even if we were to prevail in the event of claims, litigation or arbitration, such claims, litigation, or arbitration could be costly and time-consuming and divert the attention of our management and other employees from our business operations.

We also include arbitration and class action waiver provisions in our terms of service with the customers that utilize our platform and certain agreements with our employees. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can nevertheless be costly and burdensome, and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions, or we may be required to do so in any particular legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure. Additionally, we permit certain customers and other users of our platform to opt out of such provisions, which could cause an increase in our litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, we could experience an increase in our costs to litigate disputes and in the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and results of operations.

We have closed two acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations, or harm our operating results.

We closed our acquisition of StratEx Holdings LLC, or StratEx, a provider of human resources and payroll software for restaurants, in July 2019, and our acquisition of xtra CHEF, Inc., or xtraCHEF, a provider of restaurant-specific invoice management software that helps restaurants track and record expenses, in June 2021. These were our first two acquisitions, and we may in the future acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of our acquisition of StratEx, xtraCHEF, or any future acquisitions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Further, we may have to pay cash, incur debt, or issue securities, including equity-based securities, to pay for acquisitions, joint ventures, or strategic investments, each of which could affect our financial condition or the value of our capital stock or result in dilution to our existing shareholders.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including but not limited to: unanticipated costs associated with the acquisition; the inability to generate sufficient revenue to offset acquisition costs; the inability to maintain relationships with customers and partners of the acquired business; the difficulty of incorporating acquired technology into our platform and of maintaining quality and security standards consistent with our brand; harm to our existing business relationships as a result of the acquisition; and the potential loss of key employees. Acquisitions also increase the risk of unforeseen legal liability arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process or that prove to have a greater than anticipated adverse impact. We have previously acquired and continue to evaluate companies that operate in highly regulated markets. There is no assurance that acquired businesses will have invested sufficient efforts in their own regulatory compliance, and we may need to invest in and seek to improve the regulatory compliance controls and systems of such businesses. Generally, if an acquired business fails to meet our expectations, or if we are unable to establish effective regulatory compliance controls with respect to an acquired business, our operating results, business, and financial condition may suffer.

In addition, to the extent we pursue acquisitions wholly or partially outside of the United States, these potential acquisitions often involve additional or increased risks including:

•	managing geographically separate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	complying with non-U.S. regulatory and other legal requirements;

•	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates and unit economics across multiple jurisdictions;

•	enforcing intellectual property rights outside of the United States;

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difficulty entering new non-U.S. markets due to, among other things, difficulties in achieving consumer acceptance of our platform in new markets and more limited business knowledge of these markets; and

•	general economic and political conditions.

The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and their integration could adversely affect our business, financial condition, or results of operations.

We do not have sufficient history with our subscription or pricing models to accurately predict optimal pricing strategies necessary to attract new customers and retain existing customers.

We have limited experience with respect to determining the optimal prices for our platform and services and we expect to make further changes to our pricing model from time to time. As the market for our platform matures, or as competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models that we have used historically. Moreover, while SMBs comprise the majority of our customer base, we have and will continue to seek subscriptions from enterprise customers, which may be more likely to demand substantial price concessions. As a result, in the future, we may be required to reduce our prices, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

Our business is exposed to risks associated with the handling of customer funds.

Our business handles payroll processing administration for certain of our customers. Consequently, at any given time, we may be holding or directing funds of customers, while payroll payments are being processed. This function creates a risk of loss arising from, among other things, fraud by employees or third parties, execution of unauthorized transactions, or errors relating to transaction processing. We are also potentially at risk if the financial institution in which we hold these funds suffers any kind of insolvency or liquidity event or fails, for any reason, to deliver their services in a timely manner. The occurrence of any of these types of events could cause us financial loss and reputational harm.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and could adversely affect our business, financial condition, and results of operations.

In deploying and using our platform, our customers depend on our 24/7 support team to resolve complex technical and operational issues, including ensuring that our platform is implemented in a manner that integrates with a variety of third-party platforms. We also rely on third parties to provide some support services, and our ability to provide effective support is partially dependent on our ability to attract and retain qualified and capable third-party service providers. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support or to modify the nature, scope, and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and brand, our ability to benefit from referrals by existing customers, our ability to sell our platform to existing and prospective customers, and our business, financial condition, or results of operations.

The long-term potential of our business may be adversely affected if we are unable to expand our business successfully into international markets.

Although we currently do not derive significant revenue from customers located outside the United States, and we do not derive any revenue from customers outside of North America, the long-term potential of our business will depend in part on our ability to expand our business into international markets. However, we have limited experience with international customers or in selling our platform internationally. Accordingly, we cannot be certain that our business model will be successful, or that our platform will achieve commercial acceptance, outside the United States. If we seek to expand internationally, we will face a wide variety of new business, sales and marketing, operational and regulatory challenges in markets outside the United States, including the presence of more established competitors, our lack of experience in those markets, and a wide variety of new regulatory requirements to which we would become subject. Expanding our business internationally would require significant additional investment in our platform, operations, infrastructure, compliance efforts, and sales and marketing organization, and any such investments may not be successful or generate an adequate return on our investment.

Risks Related to Our Technology and Privacy

We are responsible for transmitting a high volume of sensitive and personal information through our platform and our success depends upon the security of this platform. Any actual or perceived breach of our system that would result in disclosure of such information could materially impact our business.

We, our customers, our partners, and other third parties, including third-party vendors, cloud service providers, and payment processors that we use, obtain and process large amounts of sensitive and personal information, including information related to our customers, their guests, and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this information, and these risks will increase as our business continues to expand to include new products and technologies. Our operations involve the storage, transmission, and processing of our customers’ proprietary information and sensitive and personal information of our customers and their guests and employees, including contact information, payment card numbers and expiration dates, purchase histories, lending information, and payroll information. Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or guest information using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. In addition, these incidents can originate on our vendors’ websites or systems, which can then be leveraged to access our website or systems, further preventing our ability to successfully identify and mitigate the attack. As a result, unauthorized access to, security breaches of, or denial-of-service attacks against our platform could result in the unauthorized access to or use of, and/or loss of, such data, as well as loss of intellectual property, guest information, employee data, trade secrets, or other confidential or proprietary information.

We have administrative, technical, and physical security measures in place and proactively employ multiple security measures at different layers of our systems to defend against intrusion and attack and to protect our information. However, because the techniques used to obtain unauthorized access to or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures that will be sufficient to counter all current and emerging technology threats. In addition, any security breaches that occur may remain undetected for extended periods of time. While we also have and will continue to make significant efforts to address any IT security issues with respect to acquisitions we make, we may still inherit such risks when we integrate these companies.

We also have policies and procedures in place to contractually require third parties to which we transfer data to implement and maintain appropriate security measures. Sensitive and personal information is processed and stored by our customers, software and financial institution partners and third-party service providers to whom we outsource certain functions. Threats to third-party systems can originate from human error, fraud, or malice on the part of employees or third parties, or simply from accidental technological failure, and/or computer viruses and other malware that can be distributed and infiltrate systems of third parties on whom we rely. While we select third parties to which we transfer data carefully, we do not control their actions, and these third parties may experience security breaches that result in unauthorized access of data and information stored with them despite these contractual requirements and the security measures these third parties employ.

If any security breach involving our systems or the systems of third parties that store or process our data or significant denial-of-service or other cyber-attack occurs or is believed to have occurred, our reputation and brand could be damaged, we could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches or attacks and remediate our systems. In addition, we could be exposed to a risk of loss, litigation, or regulatory action and possible liability, some or all of which may not be covered by insurance, and our ability to operate our business may be impaired. Unauthorized parties have in the past gained access, and may in the future gain access, to systems or facilities used in our business through various means, including gaining unauthorized access into our systems or facilities or those of customers and their guests, attempting to fraudulently induce our employees, customers, their guests, or others into disclosing user names, passwords, payment card information, or other sensitive or personal information, which may in turn be used to access our IT systems or fraudulently transfer funds to bad actors.

If new or existing customers believe that our platform does not provide adequate security for the storage of personal or sensitive information or its transmission over the Internet, they may not adopt our platform or may choose not to renew their subscriptions to our platform, which could harm our business. Additionally, actual, potential, or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Our errors and omissions insurance policies covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all potential liability. Although we maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Further, because data security is a critical competitive factor in our industry, we may make statements in our privacy statements and notices and in our marketing materials describing the security of our platform, including descriptions of certain security measures we employ or security features embedded within our products. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the U.S. Federal Trade Commission, state, local, or foreign regulators (e.g., a European Union-based data protection agency), or private litigants.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time and within an acceptable amount of time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations, and software development teams for our platform’s continued performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems related to our platform due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, delays in scaling our technical infrastructure if we do not maintain enough excess capacity and accurately predict our infrastructure requirements, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks, human error, actions or inactions attributable to third parties, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business and/or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

From time to time we may experience limited periods of server downtime due to server failure or other technical difficulties. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer or guest data may be permanently lost. Moreover, a limited number of our agreements with customers may provide for limited service level commitments from time to time.

If we experience significant periods of service downtime in the future, we may be subject to claims by our customers against these service level commitments. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue.

Moreover, we provided credits in an aggregate amount of approximately $3.5 million across 2019 and 2020 to our customers to compensate them for the inconvenience caused by a system failure or similar event. We may voluntarily provide similar such credits in the future, in addition to those credits we have provided to support our customers and for the benefit of the restaurant community as part of our ongoing goodwill efforts. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

Our success depends upon our ability to continually enhance the performance, reliability, and features of our platform.

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and their guests and design and maintain a platform that provides them with the tools they need to operate their businesses successfully. Our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the performance, reliability, and features of our platform. To grow our business, we must develop products and services that reflect the changing nature of restaurant management software and expand beyond our core functionalities to other areas of managing relationships with our customers, as well as their relationships with their guests. Competitors may introduce new offerings embodying new technologies, or new industry standards and practices could emerge, that render our existing technology, services, website, hardware, and mobile applications obsolete. Accordingly, our future success will depend in part on our ability to respond to new product offerings by competitors, technological advances, and emerging industry standards and practices in a cost-effective and timely manner in order to retain existing customers and attract new customers. Furthermore, as the number of our customers with higher volume sales increases, so does the need for us to offer increased functionality, scalability, and support, which requires us to devote additional resources to such efforts.

The success of these and any other enhancements to our platform depends on several factors, including timely completion, adequate quality testing and sufficient demand, and the accuracy of our estimates regarding the total addressable market for new products and/or enhancements and the portion of such total addressable market that we expect to capture for such new products and/or enhancements. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may not have an adequate total addressable market, or market demand or may not achieve the market acceptance necessary to generate meaningful revenue.

We have scaled our business rapidly, and significant new platform features and services have in the past resulted in, and in the future may continue to result in, operational challenges affecting our business. Developing and launching enhancements to our platform and new services on our platform may involve significant technical risks and upfront capital investments that may not generate return on investment. For example, we may use new technologies ineffectively, or we may fail to adapt to emerging industry standards. We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new products and enhancements. Software development involves a significant amount of time, as it can take our developers months to update, code, and test new and upgraded products and integrate them into our platform. The continual improvement and enhancement of our platform requires significant investment, and we may not have the resources to make such investment.

If we are unable to successfully develop new products or services, enhance the functionality, performance, reliability, design, security, and scalability of our platform in a manner that responds to our customers’ and their guests’ evolving needs, or gain market acceptance or our new products and services, or if our estimates regarding the total addressable market and the portion of such total addressable market which we expect to capture for new products and/or enhancements prove inaccurate, our business and operating results will be harmed.

Defects, errors, or vulnerabilities in our applications, backend systems, hardware, or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates. Third-party software that we incorporate into our platform and our backend systems, hardware, or other technology systems, or those of third-party technology providers, may also be subject to defects, errors, or vulnerabilities. Any such defects, errors, or vulnerabilities could result in negative publicity, a loss of customers or loss of revenue, and access or other performance issues. Such vulnerabilities could also be exploited by bad actors and result in exposure of customer or guest data, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects, or vulnerabilities could adversely affect our business, reputation, brand, financial condition, and results of operations.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management strategies may not be fully effective to identify, monitor, and manage all risks that our business encounters. In addition, when we introduce new services, focus on expanding relationships with new types of customers, or begin to operate in new markets, we may be less able to forecast risk levels and reserve accurately for potential losses, as a result of fraud or otherwise. If our strategies are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability or harm to our reputation, or be subject to litigation or regulatory actions, any of which could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.

We have incurred a net loss in each year since our inception and have a significant accumulated deficit. We incurred net losses of $209.4 million in 2019 and $248.2 million in 2020. As of December 31, 2020, we had an accumulated deficit of $615.9 million. These losses and our accumulated deficit are a result of the substantial investments we have made to grow our business. We expect our costs will increase over time and our losses to continue as we expect to continue to invest significant additional funds in expanding our business, sales, and marketing activities, research and development as we continue to build software and hardware designed specifically for the restaurant industry, and maintaining high levels of customer support, each of which we consider critical to our continued success. We also expect to incur additional general and administrative expenses as a result of our growth and expect our costs to increase to support our operations as a public company. In addition, to support the continued growth of our business and to meet the demands of continuously changing security and operational requirements, we plan to continue investing in our technology infrastructure. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.

Following the completion of this offering, the stock-based compensation expense related to our RSUs and other outstanding equity awards will result in increases in our expenses in future periods, in particular in the quarter in which this offering is completed. Additionally, we may expend substantial funds in connection with the tax withholding and remittance obligations that arise upon the initial settlement of certain of our RSUs.

Further, we may make decisions that would adversely affect our short-term operating results if we believe those decisions will improve the experiences of our customers and their guests and if we believe such decisions will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

Unfavorable conditions in the restaurant industry or the global economy could limit our ability to grow our business and materially impact our financial performance.

Our operating results may vary based on the impact of changes in the restaurant industry or the global economy on us or our customers and their guests. Our revenue growth and potential profitability depend on demand for business management software and platforms serving the restaurant industry. Historically, during economic downturns, there have been reductions in spending on IT as well as pressure for extended billing terms and other financial concessions. The adverse impact of economic downturns may be particularly acute among SMBs, which comprise the majority of our customer base. If economic conditions deteriorate, our current and prospective customers may elect to decrease their IT budgets, which would limit our ability to grow our business and adversely affect our operating results.

A deterioration in general economic conditions (including distress in financial markets and turmoil in specific economies around the world) may adversely affect our financial performance by causing a reduction in locations through restaurant closures or a reduction in gross payment volume. A reduction in the amount of consumer spending or credit card transactions could result in a decrease of our revenue and profits. Adverse economic factors may accelerate the timing, or increase the impact of, risks to our financial performance. These factors could include:

•	declining economies and the pace of economic recovery which can change consumer spending behaviors;

•	low levels of consumer and business confidence typically associated with recessionary environments;

•	high unemployment levels, which may result in decreased spending by consumers;

•	budgetary concerns in the United States and other countries around the world, which could impact consumer confidence and spending;

•	restrictions on credit lines to consumers or limitations on the issuance of new credit cards;

•	uncertainty and volatility in the performance of our customers’ businesses, particularly SMBs;

•	customers or consumers decreasing spending for value-added services we market and sell; and

•	government actions, including the effect of laws and regulations and any related government stimulus.

We are subject to additional risks relating to the financial products we make available to our customers, including relationships with partners, the ability of our customers to generate revenue to pay their obligations under these products, general macroeconomic conditions and the risk of fraud.

Current and any future financial products offered by Toast, Toast Capital, or through either party’s bank partners, subject us to additional risks. If we cannot source capital or partner with financial institutions to fund financial solutions for our customers, we might have to reduce the availability of these services, or cease offering them altogether.

Toast Capital’s bank partner offers qualified Toast customers working capital loans in accordance with credit policies established by our bank partner. Toast Capital markets the loans and acts as servicer of the loans and receives a servicing fee based on the outstanding balance of loans being serviced as well as a fee that varies depending on the credit performance of the loans extended under the program. We do not currently have similar partnerships with other financial institutions and are solely reliant on our bank partner to support this program. If our bank partner were to terminate its relationship with us, we would be unable to make working capital loans available to our customers, at least in the short-term, until we are able to enter into a relationship with another financial institution to offer similar loans. In addition, our bank partner may not expand its lending under this program to support future demand for such loans from our customers. There can be no assurance that we would be able into a similar relationship with another financial institution to make working capital loans available to our customers on terms our customers would find attractive, or at all.

Under our agreement with our bank partner, on a monthly basis, we are obligated to purchase loans made in a particular quarter that have been (or are scheduled to be) charged off, are otherwise non-performing, or do not satisfy our bank partner’s credit policy, unless such purchase would cause the principal amount of such purchased loans to exceed 15% (or 30% in the case of a limited program offered during the winter of 2020-2021 related to the COVID-19 pandemic) of the original principal amount of loans made in the applicable quarter. As a result of this potential repurchase obligation, and our servicing fee and credit performance fee, we are subject to credit risk on the loans extended by our partner bank under this program. Accordingly, if we fail to accurately predict the likelihood of default or timely repayment of loans, our business may be materially and adversely affected. For example, if more of our customers cease operations, experience a decline in their revenue, or engage in fraudulent behavior and are not able to repay their loans, our business may be materially and adversely affected. A decline in macroeconomic conditions could increase the risk of non-payment or fraud and could also lead to a decrease in the number of customers eligible for loans or financing. In addition, although our bank partner acts as the lender with respect to these working capital loans, we are subject to numerous contractual and regulatory requirements in connection with our marketing and servicing activities in connection with these loans. If we were to fail to comply with these requirements, we could be subject to liability, regulatory sanctions, or claims by our customers or our bank partner, and our bank partner could terminate its relationship with us.

We intend to continue to explore other financial solutions to offer to our customers. Some of those solutions may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals and requirements, or capabilities. Should we fail to address these requirements, or should these new solutions, or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our financial business may be materially and adversely affected. Further, we have and may continue to have obligations to share in certain losses incurred in offering these financial solutions to our customers, which could negatively impact our business, financial condition, and results of operations.

If we are unable to properly manage the risks of offering financial solutions, either ourselves or through partner financial institutions, our business may be materially and adversely affected. If we are unable to maintain third-party insurance coverage to mitigate these risks, such as errors and omissions insurance, our exposure to losses would increase, which could have an adverse impact on our results. If laws and regulations change, or are interpreted by courts or regulators as subjecting us to licensing or other compliance requirements, we may be subject to government supervision and enforcement actions, litigation, and related liabilities, our ability to offer financial solutions may be negatively impacted, our costs associated with existing financial solutions, including Toast Capital, may increase or we may decide to discontinue offering financial solutions altogether, and our business, financial condition, and results of operations would be negatively impacted.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our financial condition.

Historically, we have funded our operations, capital expenditures, and acquisitions primarily through the issuance of convertible preferred stock and convertible notes as well as through payments received for the delivery of our services. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges. Although we currently anticipate that our existing cash and cash equivalents, marketable securities, and amounts available under our revolving credit facility will be sufficient to meet our cash needs for at least the next twelve months, our future capital requirements and the adequacy of available funds will depend on many factors. We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise additional funds through further issuances of debt, equity, or other securities convertible into equity, including convertible debt securities, our existing stockholders may experience significant dilution of their ownership interests, and any new securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock.

We have outstanding debt obligations, including our revolving credit facility, that restrict our ability to incur additional indebtedness and requires us to maintain specified minimum liquidity amounts, among other restrictive covenants. The terms of any additional debt financing may be similar or more restrictive.

If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our platform and product offerings and operating infrastructure;

•	continue to expand our technology development, sales, and marketing organizations;

•	hire, train, and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	acquire complementary businesses and technologies.

Our inability to do any of the foregoing could reduce our ability to compete successfully and harm our results of operations.

Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our assets, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

We are party to a revolving credit and guaranty agreement which contains a number of covenants that restrict our and our subsidiaries’ ability to, among other things, incur additional indebtedness, create or incur liens, merge or consolidate with other companies, sell substantially all of our assets, liquidate or dissolve, make distributions to equity holders, pay dividends, make redemptions and repurchases of stock, or engage in transactions with affiliates. We are also required to maintain a minimum liquidity balance. The terms of our outstanding debt may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy, and compete against companies who are not subject to such restrictions.

A failure by us to comply with these covenants or payment requirements specified in the revolving credit and guaranty agreement could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans and extensions of credit and to declare any and all debt outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lenders would have the right to proceed against the collateral in which we granted a security interest to them, which consists of substantially all our assets. If our outstanding debt were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our cash flows, business, results of operations, and financial condition. Further, the terms of any new or additional financing may be on terms that are more restrictive or less desirable to us.

Our results of operations may be adversely affected by changes in foreign currency exchange rates.

Our operations and customer base are currently concentrated in the United States. Therefore, we currently have limited foreign currency diversification and exposure. However, our foreign currency diversification and exposure may increase as international sales of our products and services increase over time. As a result, our revenue and profits generated by any non-U.S. operations may fluctuate from period to period as a result of changes in foreign currency exchange rates. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of our other revenue currencies into U.S. dollars. Any of these factors could decrease the value of revenue and profits we derive from our non-U.S. operations and adversely affect our business.

We may also seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of hedging arrangements. To the extent that we hedge our foreign currency exchange rate exposure, we forgo the benefits we would otherwise experience if foreign currency exchange rates changed in our favor. No strategy can completely insulate us from risks associated with such fluctuations and our currency exchange rate risk management activities could expose us to substantial losses if such rates move materially differently from our expectations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, we had accumulated $444.0 million and $497.2 million of federal and state net operating loss carryforwards, or NOLs, respectively, available to reduce future taxable income. Of the federal NOLs, $361.2 million have an indefinite carryforward period, and $82.8 million will expire at various dates through 2037. Of the state NOLs, the majority will begin to expire in 2034. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.

Under the Tax Cuts and Jobs Act, or the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31,

2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, NOLs from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of NOLs from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2020. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2020.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

We experience elements of seasonal fluctuations in our financial results, which could cause our stock price to fluctuate.

Our business is highly dependent on the behavior patterns of our customers and their guests. We experience seasonality in our financial technology revenue which is largely driven by the level of GPV processed through our platform. For example, our average customers typically have greater sales during the warmer months, though this effect varies regionally. As a result, our financial technology revenue per location has historically been stronger in the second and third quarters. As a result, seasonality may cause fluctuations in our financial results, and other trends that develop may similarly impact our results of operations.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, directors’ and officers’ liability, and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make. Further, some of our agreements with customers may require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these customer agreements.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, or self-insured retentions. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Risks Related to Competition, Sales, and Marketing

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for restaurant management software is rapidly evolving and subject to changing technology, shifting customer and guest needs, and frequent introductions of new applications. Our competitors vary in size and in the breadth and scope of the products and services they offer. In addition, there are a number of companies that are not currently direct competitors but that could in the future shift their focus to the restaurant industry and offer competing products and services, which could compete directly in our entire customer community or in a certain segment within the restaurant industry. There is also a risk that certain of our current customers and business partners could terminate their relationships with us and use the insights they have gained from partnering with us to introduce their own competing products.

Our current and future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with restaurants, larger existing user bases in certain markets, more successful marketing capabilities, more integrated products and/or platforms, and substantially greater financial, technical, sales, and marketing, and other resources than we have. Additionally, some potential customers in the restaurant industry, particularly large organizations, have elected, and may in the future elect, to develop their own business management and point of sale software and platforms. Certain of our competitors have partnered with, or have acquired or been acquired by, and may in the future partner with or acquire, or be acquired by, other competitors, thereby leveraging their collective competitive positions and making it more difficult to compete with them. We believe that there are significant opportunities to further increase our revenue by expanding internationally. As we expand our business by selling subscriptions to our platform in international markets, we will also face competition from local incumbents in these markets.

Additionally, many of our competitors are well capitalized and offer discounted services, lower customer processing rates and fees, customer discounts and promotions, innovative platforms and offerings, and alternative pay models, any of which may be more attractive than those that we offer. Such competitive pressures may lead us to maintain or lower our processing rates and fees or maintain or increase our incentives, discounts, and promotions in order to remain competitive, particularly in markets where we do not have a leading position. Such efforts have negatively affected, and may continue to negatively affect, our financial performance, and there is no guarantee that such efforts will be successful. Further, the markets in which we compete have attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be highly capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to continue to lower their prices and fees, or increase the incentives, discounts, and promotions they offer and thereby compete more effectively against us.

Some of our competitors offer specific point solutions addressing particular needs in the restaurant industry, including subscriptions to software products without the requirement to use related payment processing services. While we believe that our integrated software and payments platform offers significant advantages over such point solutions, customers who have specific needs that are addressed by these point solutions, and customers who do not want to change from an existing payment processing relationship to use our payment processing services, may believe that products and services offered by competitors better address their needs.

Additionally, our competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies and new market entrants, we expect competition to intensify in the future. For example, our competitors may adopt certain of our platform features or may adopt innovations that customers value more highly than ours, which would render our platform less attractive and reduce our ability to differentiate our platform. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, increased churn, reduced customer retention, losses, or the failure of our platform to achieve or maintain more widespread market acceptance. For all of these reasons, we may fail to compete successfully against our current and future competitors. If we fail to compete successfully, our business will be harmed.

Potential changes in competitive landscape, including disintermediation from other participants in the payments chain, could harm our business.

We expect the competitive landscape in the restaurant technology industry will continue to change in a variety of ways, including:

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rapid and significant changes in technology, resulting in new and innovative payment methods and programs, that could place us at a competitive disadvantage and reduce the use of our platform and services;

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competitors, including third-party processors and integrated payment providers, customers, governments, and/or other industry participants may develop products and services that compete with or replace our platform and services, including products and services that enable payment networks and banks to transact with consumers directly;

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competitors may also elect to focus exclusively on one segment of the restaurant industry and develop product offerings uniquely tailored to that segment, which could impact our addressable market and reduce the use of our platform and services;

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participants in the financial services, payments, and payment technology industries may merge, create joint ventures, or form other business alliances that may strengthen their existing business services or create new payment services that compete with our platform and services; and

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new services and technologies that we develop may be impacted by industry-wide solutions and standards related to migration to Europay, Mastercard, and Visa standards, including chip technology, tokenization, and other safety and security technologies.

Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control, including search engines, web browsers, mobile device operating systems, or social networks; by making acquisitions; or by making access to our platform more difficult. Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition, or results of operations.

We expend significant resources pursuing sales opportunities, and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations could be adversely affected.

The initial installation and set-up of many of our services often involve significant resource commitments by our customers, particularly those with larger operational scale. Potential customers generally commit significant resources to an evaluation of available services and may require us to expend substantial time, effort, and money educating them as to the value of our services. Our sales cycle may be extended due to our customers’ budgetary constraints or for other reasons. In addition, as we seek to sell subscriptions to our platform to additional enterprise customers, we anticipate that the sales cycle associated with those potential customers will be longer than the typical sales cycle for SMB customers, and that sales to enterprise customers will require us to expend greater sales and marketing and management resources. If we are unsuccessful in closing sales after expending significant funds and management resources, or we experience delays or incur greater than anticipated costs, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Partners and Other Third Parties

We depend upon third parties to manufacture our products and to supply key components necessary to manufacture our products. We do not have long-term agreements with all of our manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of components, particularly of semiconductor chips, with respect to which there is a severe global shortage, we may not be able to find alternative sources in a timely manner and our business would be impacted.

Many of the key components used to manufacture our products, such as our customer-facing displays, come from limited or single sources of supply, and therefore a disruption with one manufacturer in our supply chain may have an adverse effect on other aspects of our supply chain and may disrupt our ability to effectively and timely deliver our hardware products. In addition, in some cases, we rely only on one hardware manufacturer to fabricate, test, and assemble our products. In general, our contract manufacturers fabricate or procure components on our behalf, subject to certain approved procedures or supplier lists, and we do not have firm commitments from all of these manufacturers to provide all components, or to provide them in quantities and on timelines that we may require. Due to our reliance on the components or products produced by suppliers such as these, we are subject to the risk of shortages and long lead times in the supply of certain components or products. We are still in the process of identifying alternative manufacturers for the assembly of our products and for many of the single-sourced components used in our products. In the case of off-the-shelf components, we are subject to the risk that our suppliers may discontinue or modify them, or that the components may cease to be available on commercially reasonable terms, or at all. We have in the past experienced, and may in the future experience, component shortages, or delays or other problems in product assembly, and the availability and cost of these components or products may be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and an increased use of laptop computers, 5G phones, gaming systems, and other IT equipment that use these chips, has resulted in a severe global shortage of chips in early 2021. As a result, our ability to source semiconductor chips used in our hardware products has been adversely affected. This shortage may result in increased component delivery lead times, delays in the production of our hardware products, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our hardware products to support our existing customers and to support our growth through sales to new customers may be adversely affected.

As the scale of our hardware production increases, we will also need to accurately forecast, purchase, warehouse, and transport components at high volumes to our manufacturing facilities and servicing locations. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management, and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation, and write-off costs, which may harm our business and operating results.

In the event of a shortage or supply interruption from suppliers of components used in our hardware products, we may not be able to develop alternate sources quickly, cost-effectively, or at all. This could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.

Additionally, various sources of supply-chain risk, including strikes or shutdowns at delivery ports or loss of or damage to our products while they are in transit or storage, intellectual property theft, losses due to tampering, third-party vendor issues with quality or sourcing control, failure by our suppliers to comply with applicable laws and regulation, potential tariffs (including those applicable to our relationships with vendors in China) or other trade restrictions, or other similar problems could limit or delay the supply of our products, or harm our reputation.

We also rely on certain suppliers located internationally as part of our supply chain, and the supply risks described above may similarly apply to or be more pronounced in respect of those international suppliers. For example, we have several long-term contracts with companies based in China and other parts of Asia. A violation of these contracts may require us to bring a claim in China or another jurisdiction in Asia and which may be difficult to enforce. In addition, there is uncertainty as to whether the courts in these international jurisdictions would recognize or enforce judgments of U.S. courts. Any litigation in international jurisdictions, including in China or other parts of Asia, may be protracted and result in substantial costs and diversion of resources and management attention.

We rely substantially on one third-party payment processor to facilitate payments made by guests and payments made to customers, and payments made on behalf of customers, and if we cannot manage risks related to our relationships with this payment processor or any future third-party payment processors, our business, financial condition, and results of operations could be adversely affected.

We currently substantially rely on Worldpay, Inc., or Worldpay, as our third-party payment processor to facilitate payments made by guests and payments made to customers on our platform. While we are seeking to develop payment processing relationships with other payment processors, we expect to continue to rely on a limited number of payment processors for the foreseeable future. Under the terms of our contract with Worldpay, or the Worldpay contract, we pay Worldpay volume-based transaction fees on each transaction processed on our platform, as well as a fee-for-service for any additional functionality. In May 2021, the Worldpay contract was renewed for a new three-year term, and may be further renewed for a subsequent three-year term subject to either party’s right to elect not to renew. Worldpay may terminate the Worldpay contract if we fail to maintain a prescribed threshold for transaction volume, and upon certain customary events of default, including, among others, our failure to make payments when due, our uncured breaches of the Worldpay contract, a material deterioration in our financial condition, certain change of control transactions, or our bankruptcy. We have in the past experienced interrupted operations with respect to payments processed through Worldpay, which in some cases resulted in the temporary inability of our customers to collect payments from their guests through our platform. In the event that Worldpay or any additional third-party payment processors in the future fail to maintain adequate levels of support, experience interrupted operations, do not provide high quality service, increase the fees they charge us, discontinue their lines of business, terminate their contractual arrangements with us, or cease or reduce operations, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and services, and could divert management’s time and resources. In addition, such incidents could result in periods of time during which our platform cannot function properly, and therefore cannot collect payments from customers and their guests, which could adversely affect our relationships with our customers and our business, reputation, brand, financial condition, and results of operations. It would be difficult to replace third-party processors, including Worldpay, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected. If these services fail or are of poor quality, our business, reputation, and operating results could be harmed.

Further, our contract with Worldpay requires us to bear risk for compliance with the operating rules, or the Payment Network Rules, of Visa, Mastercard, and other payment networks, or collectively, the Payment Networks, with whom we are registered as a payment facilitator or certified service provider, and applicable law, and the risk of fraud. In the event Worldpay or any additional third-party payment processors in the future are subjected to losses, including any fines for reversals, chargebacks, or fraud assessed by the Payment Networks, that are caused by us or our customers due to failure to comply with the Payment Network Rules or applicable law, our third-party payment processor may impose penalties on us, increase our transaction fees, or restrict our ability to process transactions through the Payment Networks, and we may lose our ability to process payments through one or more Payment Networks. Thus, in the event of a significant loss by Worldpay or any future third-party payment processor, we may be required to expend a large amount of cash promptly upon notification of the occurrence of such an event. A contractual dispute with our processing partner could adversely affect our business, financial condition, or results of operations.

We are also dependent upon various large banks and regulators to execute electronic payments and wire transfers as part of our client payroll, tax, and other money movement services. Termination of any such banking relationship, a bank’s refusal or inability to provide services on which we rely, outages, delays, or systemic shutdown of the banking industry would impede our ability to process funds on behalf of our payroll, tax, and other money movement services clients and could have an adverse impact on our financial results and liquidity.

If we fail to comply with the applicable requirements of payment networks, they could seek to fine us, suspend us, or terminate our registrations. If our customers incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

In order to provide our transaction processing services, we are registered as a payment facilitator or certified service provider with the Payment Networks. We and our customers must comply with the Payment Network Rules. The Payment Network Rules require us to also comply with the Payment Card Industry Data Security Standard, or the Security Standard, which is a set of rules and standards designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

If we fail to, or are alleged to have failed to, comply with the Payment Network Rules or the Security Standard, we may be subject to fines, penalties, or restrictions, including, but not limited to, higher transaction fees that may be levied by the Payment Networks for failure to comply with the Payment Network Rules. If a customer fails or is alleged to have failed to comply with the Payment Network Rules, we could also be subject to a variety of fines or penalties that may be levied by the Payment Networks. If we cannot collect such amounts from the applicable customer, we may have to bear the cost of the fines or penalties, and we may also be unable to continue processing payments for that customer. This may result in lower earnings for us. In addition to these fines and penalties, if we or our customers do not comply with the Payment Network Rules or the Security Standard, we may lose our status as a payment facilitator or certified service provider. Our failure to comply with such rules and standards could mean that we may no longer be able to provide certain of our services as they are currently offered, and that existing customers, sales partners, or other third parties may cease using or referring our services. Prospective merchant customers, financial institutions, sales partners, or other third parties may choose to terminate negotiations with us or delay or choose not to consider us for their processing needs. In each of these instances, our business, financial condition, and results of operations would be adversely affected.

In addition, as our business continues to develop and expand, and we create new product offerings, we may become subject to additional rules, regulations, and industry standards. We may not always accurately interpret or predict the scope or applicability of certain regulations and standards, including the Security Standard, to our business, particularly as we expand into new product offerings, which could lead us to fall out of compliance with the Security Standard or other rules. Further, the Payment Networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or be difficult to follow. Any changes in the Payment Network Rules or the Security Standard, including our interpretation and implementation of the Payment Network Rules or the Security Standard to our existing or future business offerings, or additional contractual obligations imposed on us by our customers relating to privacy, data protection, or information security, may increase our cost of doing business, require us to modify our data processing practices or policies, or increase our potential liability in connection with breaches or incidents relating to privacy, data protection, and information security, including resulting in termination of our registrations with the Payment Networks. The termination of our registrations, or any changes in the Payment Network Rules that would impair our registrations, could require us to stop providing payment facilitation services relating to the affected Payment Network, which would adversely affect our business, financial condition, or results of operations.

The Payment Network Rules, including rules related to the assessment of interchange and other fees, may be influenced by our competitors. Increases in Payment Network fees or new regulations could negatively affect our earnings.

The Payment Network Rules are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to customers in direct competition with us. These banks could attempt, by virtue of their influence on the Payment Networks, to alter the Payment Networks’ rules or policies to the detriment of other members and non-members including certain of our businesses.

We pay interchange, assessment, transaction, and other fees set by the Payment Networks to such networks and, in some cases, to the card issuing financial institutions for each transaction we process. From time to time, the Payment Networks increase the fees that they charge members or certified service providers. We could attempt to pass these increases along to our customers and their guests, but this strategy might result in the loss of customers to our competitors that do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our customers and their guests in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings.

In addition, regulators are subjecting interchange and other fees to increased scrutiny, and new regulations or interpretations of existing regulations could require greater pricing transparency of the breakdown in fees or fee limitations, which could lead to increased price-based competition, lower margins, and higher rates of customer attrition, and affect our business, financial condition, or results of operations.

We rely on customers on our platform for many aspects of our business, and any failure by them to maintain their service levels or any changes to their operating costs could adversely affect our business.

We rely on customers on our platform to provide quality foods, beverages, and service and experience to their guests. Further, an increase in customer operating costs could cause customers on our platform to raise prices, cease operations, or renegotiate processing rates, which could in turn adversely affect our financial condition and results of operations. Many of the factors affecting customer operating costs, including the cost of offering off-premise dining, are beyond the control of customers and include inflation, costs associated with the goods provided, labor and employee benefit costs, costs associated with third-party delivery services, rent costs, and energy costs. Additionally, if customers try to pass along increased operating costs by raising prices for their guests, order volume may decline, which we expect would adversely affect our financial condition and results of operations.

We primarily rely on Amazon Web Services to deliver our services to customers on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition, and results of operations.

We currently host our platform and support our operations on multiple data centers provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities could be subject to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. The occurrence of any of the above circumstances or events and the resulting impact on our platform may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to retain existing customers or attract new customers, any of which could adversely affect our business, financial condition, and results of operations.

Even though our platform is hosted in the cloud solely by AWS, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would cause substantial harm to our business, financial condition, or results of operations over the longer term.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have integrations with various third parties, both within and outside the restaurant ecosystem. Third-party applications, products, and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings. In addition, some of our competitors or customers on our platform may take actions that disrupt the interoperability of our platform with their own products or services, or they may exert strong business influence on our ability to, and the terms on which we operate and distribute our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors or customers on our platform modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors’ products or services, our platform, business, financial condition, and results of operations could be adversely affected.

Certain estimates and information contained in this prospectus are based on information from third-party sources, and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data. Any real or perceived inaccuracies in such estimates or information may harm our reputation and adversely affect your ability to evaluate our business.

Certain estimates and information contained in this prospectus, including general expectations concerning our industry and the market in which we operate, our market opportunity, and our market size, are based to some extent on information provided by third parties. This information involves a number of assumptions and limitations, and, although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the information contained in such third-party sources or the methodologies for collecting such information or developing such estimates. If there are any limitations or errors with respect to such information, or if such estimates are inaccurate, your ability to evaluate our business and prospects could be impaired and our reputation with investors could suffer.

For example, market opportunity estimates and market growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every customer included in our market opportunity estimates will necessarily purchase subscriptions to our platform or similar products and services, and some or many of those potential customers may choose to use products or services offered by our competitors. We cannot be certain that any particular number or percentage of the potential customers included in our calculation of our market opportunity will generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this prospectus, our business could fail to grow for a variety of reasons, including competition, customer preferences and the other risks described in this prospectus. Accordingly, the estimates of market opportunity and forecasts of market growth included in this prospectus should not be taken as necessarily indicative of our future growth.

Our partnerships with third parties are an important source of new business for us, and, if those third parties were to reduce their referral of customers to us, our ability to increase our revenue would be adversely affected.

We have partnerships with third parties that are an important source of new business. If any of our third-party partners, such as our partners in the online food marketplace that provide referrals, were to switch to providing marketing support for another payment processor, terminate their relationship with us, merge with or be acquired by one of our competitors, or shut down or become insolvent, we may no longer receive the benefits associated with that relationship, such as new customer referrals, and we also risk losing existing customers and the related payment processing that were originally referred to us by such third party. Any of these events could adversely affect our ability to increase our revenue.

Risks Related to Government Regulation and Other Compliance Requirements

Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing, and our or our customers’ failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or results of operations.

The restaurant technology industry and the offering of financial products therein is relatively nascent and rapidly evolving. We are subject to a variety of U.S. laws and regulations. Laws, regulations, and standards governing issues such as worker classification, labor and employment, anti-discrimination, online credit card payments, payment and payroll processing, financial services, gratuities, pricing and commissions, text messaging, subscription services, intellectual property, data retention, privacy, data security, consumer protection, background checks, website and mobile application accessibility, wages, and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of existing and new laws, and whether they are applicable to us, is often uncertain and may be conflicting, including varying standards and interpretations between state and federal law, between individual states, and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

It is also likely that if our business grows and evolves and our services are used in a greater number of geographies, we would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to our business and the new laws to which it may become subject.

We may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services, and/or increase our cost of doing business. While we have and will need to continue to invest in the development of policies and procedures in order to comply with the requirements of the evolving, highly regulated regulatory regimes applicable to our business and those of our customers, our compliance programs are relatively nascent and we cannot assure that our compliance programs will prevent the violation of one or more laws or regulations. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, including any future laws or obligations that we may not be able to anticipate at this time, we could be adversely affected, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, discontinue certain services or platform features, limit our customer base, or find ways to limit our offerings in particular jurisdictions, which would adversely affect our business. Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets, and other enforcement actions. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business.

Further, from time to time, we may leverage third parties to help conduct our businesses in the United States or abroad. We may be held liable for any corrupt or other illegal activities of these third-party partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Illegal or improper activities of customers or customer noncompliance with laws and regulations governing, among other things, online credit card payments, financial services, gratuities, pricing and commissions, data retention, privacy, data security, consumer protection, wages, and tax could expose us to liability and adversely affect our business, brand, financial condition, and results of operations. While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal or improper activities by these parties from occurring and such conduct could expose us to liability, including through litigation, or adversely affect our brand or reputation.

We are subject to extensive and complex rules and regulations, licensing, and examination by various federal, state and local government authorities, and a failure to comply with the laws and regulations applicable to us could have a material adverse effect on our business.

We are subject to extensive and complex rules and regulations, licensing, and examination by various federal, state and local government authorities designed to protect our customers and guests of our customers when using our financial technology solutions. In connection with our financial technology solutions, we must comply with a number of federal, state and local laws and regulations, including state and federal unfair, deceptive, or abusive acts and practices laws, the Federal Trade Commission Act, the Equal Credit Opportunity Act, the Servicemembers Civil Relief Act, the Electronic Funds Transfer Act, the Gramm-Leach-Bliley Act, and the Dodd Frank Act. We must also comply with laws related to money laundering, money transfers, and advertising, as well as privacy and information security, laws, including the California Consumer Privacy Act, or the CCPA. Additionally, we are or may become subject to a wide range of complex laws and regulations concerning the withholding, filing, and remittance of income and payroll taxes in connection with our payroll processing business. We may, in the future, offer additional financial technology solutions to guests of our customers that may be subject to additional laws and regulations or be subject to the abovementioned laws and regulations in novel ways.

Lending facilitated through the Toast Capital platform must comply with anti-discrimination statutes such as the Equal Credit Opportunity Act and state law equivalents that prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. In addition to reputational harm, violations of the Equal Credit Opportunity Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees, and civil money penalties.

In addition, federal and state financial services regulators are aggressively enforcing existing laws, regulations, and rules and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. This shift in government enforcement policies and priorities may increase the risk that we will be subject to penalties and other materially adverse consequences through government enforcement actions. A finding that we failed to comply with applicable federal, state, and local law could result in actions that make our platform less convenient and attractive to, and potentially unsuitable for, customers and their guests or that have other materially adverse effects on our operations or financial condition.

Our subsidiary, Toast Processing Services LLC, or TPS, holds or is in the process of obtaining money transmitter licenses or similar authorizations in multiple states where they may be required in order for us to offer our payroll processing products. Each of the issuers of these licenses has the authority to supervise and examine our activities. Licensing determinations are matters of regulatory interpretation and could change over time. For example, certain states may have a more expansive view than others of what activities qualify as money transmission and require a license. Government authorities could disagree with our licensing position or our reliance on certain exemptions from licensing requirements or determine that TPS or another Toast subsidiary or affiliate should have applied for licenses sooner, and they could require us to obtain such licenses, fine us for unlicensed activity, require us to enter into a consent agreement, or subject us to other investigations and enforcement actions. They could also require us to cease conducting certain aspects of our business until we are properly licensed. There can be no assurance that we will be able to obtain any such licenses, and, even if we are able to do so, we could be required to make products and services changes in order to obtain and maintain such licenses, which could have a material and adverse effect on our business. As we obtain such licenses, we are and will become subject to many additional requirements and limitations, including those with respect to the custody of customer funds, maintenance of capital or permissible investments, disclosures, anti-money laundering, reporting, bonding, and examination by government authorities. The cost of obtaining and maintaining licenses is material.

Our relationship with our bank partner that makes loans to our customers may subject us to regulation as a service provider.

The working capital loans that we market to our customers are made by our bank partner. We are a service provider of this bank, providing marketing and loan administration services. Our contract with our bank partner requires us to comply with state and federal lending and servicing-related laws and regulations. In the future, we may enter into similar partner arrangements with other state or federally chartered financial institutions that may require us to comply with the laws to which such third parties are subject. As a service provider to financial institutions, such as banks, we are or may become subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body of the Federal Reserve, the Office of the Comptroller of the Currency, or the OCC, the Federal Deposit Insurance Corporation, or the FDIC, and various other federal and state regulatory authorities. We also may be subject to similar review by state agencies that regulate our partner financial institutions.

We may be considered a “bank service provider” to our bank partner, and therefore be subject to supervision and regulation by the FDIC in connection with its supervision of the bank. On July 29, 2016, the board of directors of the FDIC released examination guidance relating to third-party lending as part of a package of materials designed to “improve the transparency and clarity of the FDIC’s supervisory policies and practices” and consumer compliance measures that FDIC-supervised institutions should follow when lending through a business relationship with a third party. The proposed guidance would cover relationships for originating loans on behalf of, through or jointly with third parties, or using platforms developed by third parties. If adopted as proposed, the guidance would result in increased supervisory attention to institutions that engage in significant lending activities through third parties. The guidance would require at least one examination every 12 months, and it would include supervisory expectations for third-party lending risk management programs and third-party lending policies that contain certain minimum requirements, such as self-imposed limits as a percentage of total capital for each third-party lending relationship and for the overall loan program, relative to origination volumes, credit exposures (including pipeline risk), growth, loan types, and acceptable credit quality. The future formal adoption of this guidance could impose increased operating costs on us. It could also have a material negative impact on our partner financial institutions by making bank service provider arrangements more costly. As a result, we may have increased difficulty in establishing or maintaining such arrangements, each of which could have a material adverse effect on our business, financial condition, and results of operations.

These and other potential changes to laws and regulations and enhanced regulatory oversight of our partner financial institutions may require us to divert more resources to our compliance programs and maintaining our relationships with our partner financial institutions, terminate or modify our relationships with our partner financial institutions, or otherwise limit the manner in which we conduct our business. If we are unable to adapt our products and services to conform to the new laws and regulations, or if these laws and regulations have a negative impact on our clients, we may experience client losses or increased operating costs, which could have a material adverse effect on our business, financial condition, and results of operations.

If loans made by our bank partner were found to violate the laws of one or more states, whether at origination or after sale by our bank partner, loans facilitated through the Toast Capital platform may be unenforceable or otherwise impaired, we may be subject to, among other things, fines and penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business and results of operations.

When establishing the factor rate and payment structures that are charged to borrowers on loans we market and service, our bank partner relies on certain authority under federal law to export the interest requirements of the state where the bank is located to borrowers in all other states. Further, we rely on the ability of subsequent holders to continue charging such factor rate and payment structures and to enforce other contractual terms of the loans that are permissible under federal banking laws following the acquisition of the loans. In some states, the factor rate of some loans facilitated through the Toast Capital platform, if considered interest, would exceed the maximum interest rate permitted for loans made by non-bank lenders to borrowers residing in, or that have nexus to, such states. In addition, the rate structures for some loans facilitated through the Toast Capital platform may not be permissible in all states for non-bank lenders and/or the amounts charged in connection with loans facilitated through the Toast Capital platform may not be permissible in all states for non-bank lenders.

Usury, fee, and disclosure related claims involving loans facilitated through the Toast Capital platform may be raised in multiple ways. We and our bank partner may face litigation, government enforcement, or other challenge, for example, based on claims that the bank did not establish loan terms that were permissible in the state in which it is located or did not correctly identify the home or host state in which it is located for purposes of interest exportation authority under federal law.

If a borrower or any state agency were to successfully bring a claim against us or our bank partner for a state usury law violation and the rate at issue on the loan was deemed impermissible under applicable state law, we and our bank partner may face various commercial and legal repercussions, including not receiving the total amount of payments expected, and in some cases, the loans could be deemed void, voidable, rescindable, or otherwise impaired or we or our bank partner may be subject to monetary, injunctive or criminal penalties. Were such repercussions to apply to us, they could have a material adverse effect on our business, financial condition and results of operations; and were such repercussions to apply to our bank partner, it could be discouraged from making loans to our customers. We may also be subject to the payment of damages in situations where we agreed to provide indemnification to our bank partner, as well as fines and penalties assessed by state and federal regulatory agencies.

If loans facilitated through our platform were subject to successful challenge that our bank partner was not the “true lender,” such loans may be unenforceable, subject to rescission, or otherwise impaired, we and our bank partner may be subject to penalties, and/or our commercial relationships may suffer, each which would adversely affect our business and results of operations.

Loans facilitated by Toast Capital are made by our bank partner in reliance on the position that the bank is the “true lender” for such loans. That true lender status determines various elements of the structure of the loan program, including that we do not hold licenses required solely for being the party that makes loans to our customers, and loans facilitated through the Toast Capital platform may involve pricing and payment structures permissible at origination because the lender is a bank, and/or the disclosures provided to borrowers are accurate and compliant in reliance of the status of the lender as a bank. Because the loans facilitated through the Toast Capital platform are made by our bank partner, many state financial regulatory requirements, including usury restrictions (other than the restrictions of the state in which our bank partner made a particular loan is located) and many licensing requirements and substantive requirements under state lender licensing laws, are treated as inapplicable based on principles of federal preemption or express exemptions provided in relevant state laws for certain types of financial institutions or loans they make.

Certain recent litigation and regulatory enforcement has challenged, or is currently challenging, the characterization of bank partners as the “true lender” in connection with programs involving marketing, processing, and/or servicing relationships between a bank partner and non-bank lending platforms. In addition, the House Committee on Financial Services has issued statements and held a hearing in response to concerns that bank partner arrangements undermine consumer safeguards, including state usury laws, and encouraged federal regulators to intervene.

We and our bank partners could also become subject to challenges regarding “true lender” status and, if so, we could face penalties and/or loans facilitated through the Toast Capital platform may be or become void, voidable, or otherwise impaired in a manner that may have adverse effects on our operations (either directly or as a result of an adverse impact on our relationship with our bank partner).

There have been no formal proceedings against us or indications of any proceedings against us to date, but there can be no assurance that state agencies or regulators will not make assertions with respect to the loans facilitated by our platform in the future. If a court or a state or federal enforcement agency were to deem Toast or Toast Capital, rather than our bank partner, the “true lender” for loans facilitated through our platform, and if for this reason (or any other reason) the loans were deemed subject to and in violation of certain state lender licensing and usury laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on our business (directly, or as a result of adverse impact on our relationships with our bank partner).

Changes in legislative and regulatory policy affecting payment processing or small business lending, could have a material adverse effect on our business.

We provide our financial technology solutions in a constantly changing legal and regulatory environment. New laws or regulations, or new interpretations of existing laws or regulations, affecting our financial technology solutions could have a materially adverse impact on our ability to operate as currently intended and cause us to incur significant expense in order to ensure compliance. For example, government agencies may impose new or additional rules that (i) prohibit, restrict, and/or impose taxes or fees on payment processing transactions in, to or from certain countries or with certain governments, individuals, and entities; (ii) impose additional client identification and client due diligence requirements; (iii) impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring; (iv) limit the types of entities capable of providing payment processing services, or impose additional licensing or registration requirements; (v) impose minimum capital or other financial requirements; (vi) require enhanced disclosures to our payment processing clients; (vii) cause loans facilitated through the Toast Capital platform, or any of the underlying terms of those loans, to be unenforceable against the relevant borrowers; (viii) limit the number or principal amount of payment processing transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate; and (ix) restrict or limit our ability to facilitate processing transactions using centralized databases. These regulatory changes and uncertainties make our business planning more difficult. They could require us to invest significant resources and devote significant management attention to pursuing new business activities, change certain of our business practices or our business model, or expose us to additional costs (including increased compliance costs and/or customer remediation), any of which could adversely impact our results of operations. If we fail to comply with new laws or regulations, or new interpretations of existing laws or regulations, our ability to operate our business, our relationships with our customers, our brand, and our financial condition and results of operations could be adversely affected.

Further, proposals to change the statutes affecting working capital loans facilitated through the Toast Capital platform may periodically be introduced in Congress and state legislatures. If enacted, those proposals could affect Toast Capital’s operating environment in substantial and unpredictable ways. For example, California and New York have enacted laws that will soon regulate non-bank commercial financing providers. Although neither law has taken effect, these new laws may impose new compliance requirements on previously unregulated aspects of our business, including but not limited to requirements for new, consumer-style disclosures for certain financial products that we offer or facilitate.

As we consider expanding our presence internationally, we may become subject to the laws, regulations, licensing schemes, industry standards, and payment card networks rules applicable in such jurisdictions, which may require us to invest additional resources to adopt appropriate compliance policies and measures. If we are unable to timely comply with the rules or laws of new jurisdictions in which we conduct business, our business or reputation may be adversely affected.

NACHA Rules and related oversight are material to our transaction processing business and our failure to comply could materially harm our business.

Our transaction processing services are subject to the National Automated Clearing House Association Rules, or NACHA Rules. Any changes in the NACHA Rules that increase our cost of doing business or limit our ability to provide processing services to our customers will adversely affect the operation of our business. If we or our customers fail to comply with the NACHA Rules or if our processing of customer transactions is materially or routinely delayed or otherwise disrupted, our partner financial institutions could suspend or terminate our access to NACHA’s clearing and settlement network, which would make it impossible for us to conduct our business on its current scale.

Additionally, we periodically conduct audits and self-assessments to verify our compliance with NACHA Rules. If an audit or self-assessment under NACHA Rules identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and other staff and be expensive and time consuming. NACHA may update its operating rules and guidelines at any time, which could require us to take more costly compliance measures or to develop more complex monitoring systems. Our partner financial institutions could also change their interpretation of NACHA requirements, similarly requiring costly remediation efforts and potentially preventing us from continuing to provide services through such partner financial institutions until we have remediated such issues to their satisfaction.

Failure to comply with anti-money laundering, economic and trade sanctions regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar laws could subject us to penalties and other adverse consequences.

TPS is registered with the Treasury Department’s Financial Crimes Enforcement Network, or FinCEN, as a money services business, or MSB. Registration as an MSB subjects us to the regulatory and supervisory jurisdiction of FinCEN, the anti-money laundering provisions of the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, or the BSA, and its implementing regulations applicable to MSBs. FinCEN may also interpret the BSA and its regulations as requiring registration of our parent company or other subsidiaries as MSBs. State regulators often impose similar requirements on licensed money transmitters. In addition, our contracts with financial institution partners and other third parties may contractually require us to maintain an anti-money laundering program. We are also subject to economic and trade sanctions programs administered by the Treasury Department’s Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, terrorists or terrorist organizations, and other sanctioned persons and entities.

We may in the future operate our business in foreign countries where companies often engage in business practices that are prohibited by U.S. and other regulations applicable to us. We are subject to anti-corruption laws and regulations, including the FCPA and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. These laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations; however, there can be no assurance that all of our employees, consultants, and agents, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible.

Our failure to comply with anti-money laundering, economic, and trade sanctions regulations, the FCPA, and similar laws could subject us to substantial civil and criminal penalties, or result in the loss or restriction of our federal MSB registration and state money transmitter licenses (or the inability to obtain new licenses necessary to operate in certain jurisdictions). We may also face liability under our contracts with third parties, which may significantly affect our ability to conduct some aspects of our business. Additionally, changes in this regulatory environment may significantly affect or change the manner in which we currently conduct some aspects of our business. For example, bank regulators are imposing additional and stricter requirements on banks to ensure they are meeting their BSA obligations, and banks are increasingly viewing money services businesses, as a class, to be higher risk customers for money laundering. As a result, our bank partners may limit the scope of services they provide to us or may impose additional requirements on us. These regulatory restrictions on banks and changes to banks’ internal risk-based policies and procedures may result in a decrease in the number of banks that may do business with us, may require us to change the manner in which we conduct some aspects of our business, may decrease our revenue and earnings and could have a materially adverse effect on our results of operations or financial condition.

Our involvement in our payroll and transaction processing services could be subject to federal and state money service business or money transmitter registration and licensing requirements that could result in substantial compliance costs, and our business could be adversely affected if we fail to predict how a particular law or regulation should be applied to our business.

In jurisdictions where we are involved in providing payroll processing services, including as a result of our 2019 acquisition of StratEx, we may be required to apply for a state money transmitter or similar license or registration. StratEx had not historically obtained state money transmitter licenses in connection with its payroll services based on the position that it has the benefit of various state exemptions relating, among other things, to the nature of the payroll and other services that it provides. Nevertheless, governmental authorities in various states may determine that such exemptions were not available and that StratEx was required to comply with state money transmitter licensing requirements. We are applying for state money transmitter licenses for TPS, which will be administering our payroll processing services after such licenses are obtained. In the course of such license applications, or otherwise, one or more state governmental authorities may determine that the activities conducted by StratEx required a money transmitter or similar license and assess fines related to the activities that StratEx engaged in on an unlicensed basis.

In addition, while we believe we have defensible arguments in support of our positions that our involvement in our transaction processing services is not subject to federal MSB registration and state money transmitter licensing, we have not expressly obtained confirmation of such positions from FinCEN or the state regulators that administer the state money transmission laws. It is possible that certain state regulators may determine that our activities are subject to licensing. Any determination that we are in fact required to be licensed may require substantial expenditures of time and money and could lead to liability in the nature of penalties or fines, costs, legal fees, reputational damage, or other negative consequences as well as cause us to be required to cease operations in some of the states we service, which would result have a material adverse effect on our business, financial condition, results of operations, and reputation. In the past, certain competitors have been found to violate laws and regulations related to money transmission, and they have been subject to fines and other penalties by regulatory authorities. Regulators and third-party auditors have also identified gaps in how similar businesses have implemented anti-money laundering programs. The adoption of new money transmitter or money services business laws in jurisdictions, or changes in regulators’ interpretation of existing state and federal money transmitter or money services business laws or regulations, could subject us to new registration or licensing requirements. There can be no assurance that we will be able to obtain or maintain any such licenses in all of states where we offer transaction processing services, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material adverse effect on our business. In addition, there are substantial costs and potential product changes involved in maintaining and renewing such licenses, and we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance, or other requirements of such licenses. These factors could impose substantial additional costs, involve considerable delay in the development or provision of our products or services, require significant and costly operational changes, or prevent us from providing our products or services in any given market.

Our platform regularly collects and stores personal information and, as a result, both domestic and international privacy and data security laws apply. As these laws are enhanced or new laws are introduced, our business could incur additional costs and liabilities and our ability to perform our services and generate revenue could be impacted.

As we seek to build a trusted and secure platform for and to expand our network of customers and facilitate their transactions and interactions with their guests, we will increasingly be subject to laws and regulations relating to the collection, use, retention, privacy, security, and transfer of information, including the personal information of their employees and guests. As with the other laws and regulations noted above, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business.

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, California enacted the CCPA, which went into effect in January 2020 and became enforceable by the California Attorney General in July 2020, and which, among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights with respect to their personal information, including the right to request deletion of their personal information, the right to receive the personal information on record for them, the right to know what categories of personal information generally are maintained about them, as well as the right to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation.

Additionally, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, was passed in November 2020. Effective on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Certain other state laws impose similar privacy obligations and we also anticipate that more states may enact legislation similar to the CCPA, which provides consumers with new privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies, and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

The regulatory framework governing the collection, processing, storage, use, and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy statements or notices, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time, and other resources or the incurrence of significant fines, penalties, or other liabilities. In addition, any such action, particularly to the extent we were found to have engaged in violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition, and results of operations.

We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, our partners and our customers and their guests may be subject to differing privacy laws, rules, and legislation, which may mean that our partners or customers require us to be bound by varying contractual requirements applicable to certain other jurisdictions. If our customers fail to comply with such privacy laws, rules, or legislation, we could be exposed to liability and our business, financial condition, results of operations, and brand could be adversely affected. Adherence to contractual requirements imposed by our partners or customers may impact our collection, use, processing, storage, sharing, and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative, and other developments. These changes may in turn impair our ability to offer our existing or planned features, products, and services, and/or increase our cost of doing business. As we expand our partnerships and our customer base, these requirements may vary from customer to customer, and from guest to guest, further increasing the cost of compliance and doing business.

We publicly post documentation regarding our practices concerning the collection, processing, use, and disclosure of information. Although we endeavor to comply with our published statements, notices, and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy statements, notices, or any applicable privacy, security, or data protection, information security, or consumer-protection related laws, regulations, orders, or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties, or negative publicity, and could materially and adversely affect our business, financial condition, and results of operations. The publication of our privacy statements, notices, and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition, and results of operations.

We have incurred, and may continue to incur, significant expenses to comply with evolving mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, shifting customer and guest expectations, or contractual obligations. We post on our website our privacy statement and practices concerning the collection, use, and disclosure of information. In particular, with laws and regulations such as the CCPA and the forthcoming CPRA in the United States imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure, real or perceived, by us to comply with our posted privacy statements or notices, changing customer and guest expectations, or with any evolving regulatory requirements, interpretations, or orders, other local, state, federal, or international privacy, data protection, information security, or consumer protection-related laws and regulations, industry standards, or contractual obligations could cause our customers to reduce their use of our products and services, disrupt our supply chain or third-party vendor or developer partnerships, and materially and adversely affect our business.

Changes in tax law may adversely affect us or our investors.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or the IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations, and rulings may be enacted, promulgated or issued, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law. Prospective investors should consult their tax advisors regarding the potential consequences of changes in tax law on our business and on the ownership and disposition of our common stock.

Government regulation of the Internet, mobile devices, and e-commerce is evolving, and unfavorable changes could substantially adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet, mobile devices, and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services, increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These evolving regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, and the characteristics and quality of our services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, and personal privacy apply to the Internet and e-commerce. In addition, in the future, it is possible that foreign government entities in jurisdictions in which we seek to expand our business may seek to or may even attempt to block access to our mobile applications and website. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

We are developing new products and services that may be subject to the authority of the Consumer Financial Protection Bureau.

We are constantly developing new products and services to make it easier for our customers to operate their businesses. These new products and services may include features that are subject to the authority of the Consumer Financial Protection Bureau, or the CFPB. The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, created the CFPB to assume responsibility for implementing and enforcing most federal consumer financial protection laws and a prohibition on unfair, deceptive, and abusive acts and practices. Under the Dodd-Frank Act, the CFPB can take action against companies that have violated the Dodd-Frank Act, the federal consumer financial protection laws, or CFPB regulations. Should our business change to include products and services that are subject to the CFPB’s authority, we would face increased scrutiny that could result in regulatory or enforcement actions that adversely affect the operation of our business by increasing our costs or otherwise limiting our ability to provide such products and services.

Risks Related to Our Intellectual Property

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and become subject to costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our intellectual property rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some provisions in our licenses of our technology to customers and other third parties protecting against unauthorized use, copying, transfer, and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

Our issued patents and any patents issued in the future may not provide us with any competitive advantages, and our patent applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or we may not be able to do so at a reasonable cost or in a timely manner. Even if issued, these patents may not adequately protect our intellectual property, as the legal standards relating to the infringement, validity, enforceability, and scope of protection of patent and other intellectual property rights are complex and often uncertain.

Additionally, we have registered, among other trademarks, the name “Toast” in the United States and other jurisdictions. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. There could also be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Further, we may not timely or successfully register our trademarks or otherwise secure our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in preventing unauthorized use or disclosure of confidential information or controlling access to and distribution of our products or other proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our existing products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new products, and we may not be able to license that technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete.

We have been, and may in the future be, subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them than we do. Any intellectual property litigation in which we become involved may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. From time to time, third parties have asserted and may assert patent, copyright, trademark, or other intellectual property rights against us, our partners, or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused or infringed other parties’ intellectual property rights and, to the extent we gain greater market visibility, especially by becoming a public company, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to the restaurant technology market. In addition, our agreements with customers include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons or other third-party claims. Large indemnity payments could harm our business, financial condition, and results of operations.

The outcome of intellectual property claims, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third-party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of certain products or services and may be unable to compete effectively. Any of these results could harm our business, financial condition, and results of operations.

Our platform makes use of open source software components, and a failure to comply with the terms of the underlying open source software licenses could negatively affect our ability to sell our products and subject us to possible litigation.

Our products incorporate and are dependent to a significant extent upon the use of open source software, and we intend to continue our use of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable, and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements, depending on how the licensed software is used or modified, that we offer our proprietary software that incorporates the open source software for little or no cost, that we make available source code for modifications or derivative works we create based upon incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantage. Further, if an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained or are dependent upon the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. Litigation could be costly for us to defend, negatively affect our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our products and technologies. Any requirement that we make available source code for modifications or derivative works we create based upon incorporating or using open source software or that we license such modifications or derivative works under the terms of open source licenses, could be harmful to our business, financial condition, or results of operations, and could help our competitors develop products and services that are similar to or better than ours. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and products, which could disrupt and adversely affect our business.

In addition to risks related to license requirements, usage, and distribution of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, controls on the origin or development of the software, remedies against the licensors or other contractual provisions regarding infringement claims or the quality of the code. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

Although we have established procedures to monitor the use of open source software, we rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have never, directly or indirectly, incorporated open source software into, or otherwise used open source software in connection with, our proprietary software of which, or in a manner in which, we are not aware, or that they will not do so in the future. It is also possible that we may not be aware of all of our corresponding obligations under open source licenses. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly www.toasttab.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States for a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Risks Related to Operating as a Public Company

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and PCAOB regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board (PCAOB). These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, and we become an accelerated or large accelerated filer, although we could potentially qualify as an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our current controls and any new controls that we develop may also become inadequate because of changes in our business, and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, undermine investor confidence in us, and adversely affect the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

We identified material weaknesses in our internal controls over financial reporting. If we do not maintain effective controls, we may not be able to accurately report our financial condition or results of operations in a timely manner.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the course of preparing our financial statements for 2020, we identified two material weaknesses in our internal control over financial reporting. These material weaknesses relate to (i) controls for financial statement classification of cash held on behalf of customers, for payroll, tax withholdings and other obligations, on our balance sheet and (ii) controls related to recognition of stock-based compensation expense in our statements of comprehensive loss when we or a related party purchases shares of common stock from current or former employees at a price exceeding the then current fair value. The material weaknesses resulted in an immaterial revision of our consolidated financial statements as of December 31, 2019 and for the year then ended and in an immaterial audit adjustment to our consolidated financial statements as of December 31, 2020 and the year then ended. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

We are taking steps to remediate these material weaknesses through the development and implementation of processes and controls over the financial reporting process. Specifically we are implementing additional policies, procedures, and controls relating to the classification of cash reflected on our balance sheet and the recognition of stock-based compensation expense relating to related party purchases of shares of common stock owned by current or former employees. In addition, we will enhance our overall control environment through hiring additional qualified accounting and financial reporting personnel and engaging external consultants with appropriate expertise for more challenging technical accounting issues which will add to the depth of our skilled and managerial resources and allow us to scale our accounting processes to match growth and changes in the business and operations. We will also continue to evaluate our IT systems and related processes to optimize automation to enhance our financial statement close process, reduce the number of manual journal entries and facilitate review controls related to our significant classes of transactions.

While we have designed and are implementing new controls and measures to remediate these material weaknesses, they have not operated for a sufficient period of time to demonstrate the material weaknesses have been remediated. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which we have total annual revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, with at least $700 million of equity securities held by non-affiliates as of the prior June 30th, the end of our second fiscal quarter, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

As a result of the reduced disclosure requirements applicable to us, investor confidence in our company and the market price of our common stock may be adversely affected. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur significant costs as a result of operating as a public company.

Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.

We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members and executive officers.

Our senior management team has limited experience managing a public company, and regulatory compliance obligations may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Common Stock

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering. The market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our common stock following this offering will tend to increase the volatility of the trading price of our common stock. These fluctuations could cause you to lose all or part of your investment in our common stock, because you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

•	actual or anticipated changes or fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships, or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;

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failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business, or our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	actual or perceived privacy or security breaches or other incidents;

•	developments or disputes concerning our intellectual property rights, our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant changes in our management or our board of directors;

•	general economic conditions and slow or negative growth of our markets;

•	our anticipated uses of net proceeds from this offering; and

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other events or factors, including those resulting from war, incidents of terrorism, natural disasters, public health concerns or epidemics, such as the COVID-19 pandemic, or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could materially adversely affect our business, financial condition, results of operations, and prospects.

Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

Our founders, executive officers, directors, and other principal stockholders, in the aggregate, beneficially own a majority of our outstanding stock. These stockholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these stockholders could have the effect of delaying or preventing an initial public offering of our common stock, an acquisition of the company or another significant corporate transaction.

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the common stock you purchase.

Prior to this offering, there has not been a public market for our common stock, but there has been some trading of our securities in private trades. These trades were speculative, and the trading price of our securities in these trades was privately negotiated. We cannot assure you that the price of our common stock will equal or exceed the price at which our securities have traded prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our common stock at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. If an active market for our common stock does not develop, or is not sustained, our ability raise capital to fund our operations by selling shares and our ability to acquire other companies or technologies by using our shares as consideration will suffer.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur in large quantities, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have outstanding a total of                  shares of common stock. Of the outstanding shares, the                shares sold in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the

Securities Act, other than any shares held by our affiliates. Any shares of common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, has agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale of, or otherwise transfer or dispose of, or hedge, any shares of our common stock, or any options or warrants to purchase shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock during the period from the date of this prospectus and continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                and                . See “Shares Eligible for Future Sale—Lock-Up Agreements.”

The market price of our common stock could drop significantly if our stockholders sell, or are perceived as intending to sell, shares of our common stock. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution, and you may incur dilution following this offering as a result of future equity issuances.

The assumed initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $    per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase common stock from us in this offering will have contributed                % of the aggregate price paid by all purchasers of our common stock but will own only approximately                % of the economic interests in our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the pro forma net tangible book value per share of our common stock.

In addition, following this offering, any common stock that we issue under the 2021 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase shares of our common stock in this offering. Also, in the future, we may also issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our common stock.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. As of the date of this prospectus, however, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering, and we do not have agreements or commitments for any material acquisitions or investments. Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Certain provisions in our charter documents and Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management and may adversely affect our stock price.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the completion of this offering, will contain provisions that could delay or prevent a change in control. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

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the denial of any right of our stockholders to remove members of our board of directors except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all our outstanding voting stock then entitled to vote in the election of directors;

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the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, chief executive officer, or by the board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then-outstanding voting power of our capital stock; and

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advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may discourage proxy contests and delay or prevent attempts by our stockholders to replace or remove our board of directors and to cause us to take corporate actions they desire. In addition, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions generally prohibits a

Delaware corporation from engaging in any of a broad range of business combinations with an “interested stockholder” for a specified period of time. Any of these provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law could limit the price that investors might be willing to pay for shares of our common stock and deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of common stock in an acquisition. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” and “Description of Capital Stock—Section 203 of the Delaware General Corporation Law.”

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends to holders of our capital stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our amended and restated bylaws will designate certain specified courts as the sole and exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws, which will become effective in connection with the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Chancery Court, will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. Our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and the Federal Forum Provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal

Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Chancery Court or the federal district courts of the United States of America may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

If securities analysts do not publish research or reports or publish inaccurate or unfavorable research about our business, if they downgrade our stock or our sector or of our financial results do not meet or exceed the guidance we provide to the public, our stock price could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts and the analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

In addition, the stock prices of many companies in the technology industry have declined significantly after those companies failed to meet the financial guidance publicly announced by the companies or the expectations of analysts, and stock prices have even declined significantly after such companies exceeded, or even significantly exceeded, such guidance or expectations. If our financial results fail to meet our announced guidance or the expectations of analysts or public investors, or even if our financial results exceed, or even significantly exceed, such guidance or expectations, or if we reduce our guidance for future periods, our stock price may decline.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy, plans and objectives of management for future operations, our market opportunity and the potential growth of that market, our liquidity and capital needs and other similar matters, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks, and changes in circumstances that are difficult to predict. Forward-looking statements contained in this prospectus include, but are not limited to, statements concerning the following:

•	our future financial performance, including our revenue, cost of revenue or expenses, or other operating results;

•	our ability to successfully execute our business and growth strategy;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	anticipated trends and growth rates in our business and in the markets in which we operate;

•	our ability to maintain the security and availability of our platform;

•	our ability to increase the number of customers using our platform;

•	our ability to retain, and to sell additional products and services to, our existing customers;

•	our ability to successfully expand in our existing markets and into new markets;

•	our expectations concerning relationships with third parties;

•	our ability to effectively manage our growth and future expenses;

•	our estimated total addressable market;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our anticipated investments in sales and marketing and research and development;

•	our ability to successfully defend litigation brought against us;

•	the increased expenses associated with being a public company;

•	our use of the net proceeds from this offering;

•	the impact of the COVID-19 pandemic on our business and industry;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	our ability to integrate companies and assets that we have or may acquire.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus. And while we believe such information provides a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, statistical data, forecasts, estimates, and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies, and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have compiled, extracted, and reproduced industry data from various industry publications and other third-party sources. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from such industry publications and other third-party sources included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	The Boston Consulting Group, Inc., Feeding the Algorithm, How Restaurants Use Data to Capture Competitive Advantage, November 2018;

•	Euromonitor International Consumer Foodservice 2021, Foodservice Value RSP, YoY, ex rates, Current Prices, February 2021;

•	Euromonitor International Limited, Consumer Foodservice 2021, March 2021;

•	Federal Reserve Bank of Kansas City, Small Business Lending Survey, March 2021;

•	Flexera, 2021 State of Tech Spend Report, January 2021, © 2021 Flexera. All rights reserved. This work by Flexera is licensed under a Creative Commons Attribution 4.0 International License;

•	The Freedonia Group, a division of MarketResearch.com, Restaurants & Foodservice: United States, February 2020;

•	G2.com, Inc., Grid Reports for Restaurant POS, Fall 2020, Winter 2021, Spring 2021;

•	Harvard Business Review, The New Science of Customer Emotions, November 2015;

•	Hospitality Technology, 2020 Restaurant Technology Study, March 2020;

•

IBISWorld, U.S. Industry (NAICS) Report 72211a: Chain Restaurants in the U.S. – September 2020; IBISWorld, U.S. Industry (NAICS) Report 72232: Caterers in the U.S. – January 2021; IBISWorld, U.S. Industry (NAICS) Report 72241: Bars & Nightclubs in the U.S. – December 2020; IBISWorld, U.S. Industry (NAICS) Report 72221b: Coffee & Snack Shops in the U.S. – September 2020; IBISWorld, U.S. Industry (NAICS) Report 72221a: Fast Food Restaurants in the U.S. – April 2021; IBISWorld, U.S. Industry (NAICS) Report 72211b: Single Location Full-Service Restaurants in the U.S. – February 2021;

•	McKinsey Global Institute, Digital America: A Tale of the Haves and Have-Mores, December 2015;

•	National Restaurant Association, 2010 Restaurant Industry Forecast, January 2010;

•	National Restaurant Association, 2019 Restaurant Industry Factbook, April 2019;

•	National Restaurant Association, 2021 State of the Restaurant Industry, January 2021;

•	PYMNTS, Airlines and Restaurants Grapple with the Capacity and Cash Burn Challenges, April 2020;

•	Restaurant Technology News, New Study Surveys Financial Impact of COVID-19 on Restaurant IT Spending, July 2020;

•	S&P Global Market Intelligence, US Banks Disclose Exposure to Restaurant Industry Hard-Hit by COVID-19, May 2020;

•	U.S. Bureau of Economic Analysis, “Gross Domestic Product, (Third Estimate) GDP By Industry, and Corporate Profits, Fourth Quarter and Year 2020,” March 2021;

•	U.S. Bureau of Labor Statistics, Industries at a Glance, Food Services and Drinking Places, Workforce Statistics, March 2021; and

•	U.S. Bureau of Labor Statistics, Job Openings and Labor Turnover Survey, 2019.

Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, are also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.

None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $                million, based upon an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock is exercised in full, we estimate that our net proceeds would be approximately $                million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $                million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our common stock, and enable access to the public equity markets for our stockholders and us. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. Pending the use of the net proceeds as described above, we intend to invest the net proceeds from the offering in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock, and we cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business, and we do not anticipate paying cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments, and other factors the board of directors deems relevant.

CAPITALIZATION

The following table sets forth cash, cash equivalents and short-term investments, as well as our capitalization, as of December 31, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Preferred Stock Conversion, which will occur immediately upon the closing of this offering; (ii) the automatic exercise of warrants to purchase 51,182 shares of Series B convertible preferred stock at an exercise price of $1.9538 for such warrants and the subsequent conversion of such shares into shares of our common stock, which will occur in connection with the closing of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above; and (ii) the sale and issuance of                shares of our common stock offered by us in this offering, based upon an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our financial statements and related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents	$581,824	$	$

Long-term debt	$171,709	$	$
Derivative liabilities	37,443
Warrants to purchase preferred stock	11,405
Convertible preferred stock, $0.000001 par value; 51,449,136 shares authorized, 50,766,405 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	848,893
Stockholders’ equity (deficit):
Preferred stock, $0.000001 par value; no shares authorized or issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.000001 par value; 114,000,000 shares authorized, 43,951,086 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Treasury stock	(665)
Additional paid-in capital	145,327
Accumulated other comprehensive loss	228

Accumulated deficit	(615,866)

Total stockholders’ equity (deficit)	(470,976)

Total capitalization	$598,474	$	$

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $                million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock that will be outstanding after this offering is based on 94,717,491 shares of common stock (after giving effect to the Preferred Stock Conversion) outstanding as of December 31, 2020, and excludes:

•	11,575,370 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our 2014 Plan, with a weighted-average exercise price of $10.37 per share;

•	shares of common stock issuable upon the exercise of outstanding stock options granted after December 31, 2020 through under our 2014 Plan, with a weighted-average exercise price of $ per share;

•

31,674 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2020, for which the service-based vesting condition was not yet satisfied as of December 31, 2020, pursuant to our 2014 Plan;

•

                shares of common stock issuable upon the vesting and settlement of outstanding RSUs granted after December 31, 2020 through                      under our 2014 Plan, for which the service-based vesting condition has not yet been satisfied;

•

200,407 shares of common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of December 31, 2020, with a weighted-average exercise price of $3.69 per share;

•	1,622,717 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock issued after December 31, 2020, with an exercise price of $87.5168 per share;

•

6,687,076 shares of common stock reserved for future issuance under our 2014 Plan as of December 31, 2020, which shares will cease to be available for issuance at the time our 2021 Plan becomes effective;

•

            shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•

            shares of common stock reserved for issuance under our ESPP, which will become effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book value (deficit) as of December 31, 2020 was $                million, or $                per share of common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities and convertible preferred stock (which is not included within stockholders’ deficit), divided by the number of shares of common stock outstanding as of December 31, 2020.

Our pro forma net tangible book value as of December 31, 2020 was                , or                per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of December 31, 2020, after giving effect to (i) the Preferred Stock Conversion, which will occur immediately upon the closing of this offering; (ii) the automatic exercise of warrants to purchase 51,182 shares of Series B convertible preferred stock at an exercise price of $1.9538 for such warrants and the subsequent conversion of such shares into shares of our common stock, which will occur in connection with the closing of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, which will occur immediately prior to the closing of this offering.

After giving effect to the sale by us of                shares of common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                million, or $                per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $                per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2020	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2020, before giving effect to this offering
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as

applicable, our pro forma as adjusted net tangible book value per share to new investors by $                , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $                , in each case assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each 1.0 million share increase or decrease in the number of shares of common stock offered by us would increase or decrease, as applicable, the pro forma as adjusted net tangible book value after this offering by $                per share and increase or decrease, as applicable, the dilution per share to new investors participating in this offering by $                per share, in each case assuming that the assumed initial public offering price per share of $                , which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $                 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $                 per share.

The following table summarizes, as of December 31, 2020, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Totals		100.0%		$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $                , in each case assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $                , in each case assuming the assumed initial public offering price remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters exercise their option to purchase additional shares of common stock from us in full, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of common stock that will be outstanding after this offering is based on 94,717,491 shares of common stock (after giving effect to the Preferred Stock Conversion) outstanding as of December 31, 2020, and excludes:

•	11,575,370 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2020 under our 2014 Plan, with a weighted-average exercise price of $10.37 per share;

•	shares of common stock issuable upon the exercise of outstanding stock options granted after December 31, 2020 through under our 2014 Plan, with a weighted-average exercise price of $ per share;

•

31,674 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2020, for which the service-based vesting condition was not yet satisfied as of December 31, 2020, pursuant to our 2014 Plan;

•

                shares of common stock issuable upon the vesting and settlement of outstanding RSUs granted after December 31, 2020 through                  under our 2014 Plan, for which the service-based vesting condition has not yet been satisfied;

•

200,407 shares of common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of December 31, 2020, with a weighted-average exercise price of $3.69 per share;

•	1,622,717 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock issued after December 31, 2020, with an exercise price of $87.5168 per share;

•

6,687,076 shares of common stock reserved for future issuance under our 2014 Plan as of December 31, 2020, which shares will cease to be available for issuance at the time our 2021 Plan becomes effective;

•

            shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of common stock reserved for issuance under our 2021 Plan; and

•

            shares of common stock reserved for issuance under our ESPP, which will become effective in connection with this offering, as well as any annual automatic evergreen increases in the number of shares of common stock reserved for future issuance under our ESPP.

To the extent that any of our outstanding options or warrants to purchase shares of our common stock are exercised, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Toast is a cloud-based, end-to-end technology platform purpose-built for the entire restaurant community. Our platform provides a comprehensive suite of SaaS products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels. As of March 31, 2021, over 43,000 restaurant locations across more than 26,000 customers, processing nearly $28 billion of gross payment volume in the trailing 12 months, partnered with Toast to optimize operations, increase sales, engage guests, and maintain happy employees.

By enabling these capabilities through a single, integrated platform, Toast improves experiences across the restaurant ecosystem:

•

Restaurant operators. We arm restaurants with a wide range of products and capabilities to address their specific needs regardless of size, location, or business model. As a result, restaurants using Toast often see higher sales and greater operational efficiency.

•

Guests. We are laser focused on helping our customers deliver memorable guest experiences at scale. Guests can place orders easily, safely, and accurately across web, mobile, and in-person channels for dine-in, takeout, or delivery. In addition, our platform empowers restaurants to utilize their guest data to deliver targeted and personalized experiences with loyalty programs and marketing solutions. In March 2021, we saw an average of nearly 4.5 million guest orders per day on our platform.

•

Employees. Our easy-to-learn and easy-to-use technology improves the experience of over 400,000 active restaurant employees across Toast customers. Employees are core to delivering great hospitality, and it is critical for restaurants to engage and retain employees in an increasingly competitive labor market. Our products enable new employees to learn quickly through guided workflows, facilitate faster table turns and safer, streamlined operations, and provide greater transparency around, and timely access to, employees’ wages.

The benefits to all stakeholders using the Toast platform create a powerful, virtuous cycle that amplifies our impact on restaurants. Guest satisfaction generates loyalty to restaurants, driving repeat sales, word-of-mouth referrals, and larger checks and tips. This promotes employee satisfaction, helping reduce turnover and motivating employees to continue to raise the bar on the guest experience. In addition, our integrated software and payments platform consolidates data on restaurant sales and operations, which enables our reporting and analytics as well as financial technology solutions, such as working capital loans, to further support our customers’ success.

Since our founding, we have translated our love for restaurants into a commitment to innovation and digital transformation for the restaurant industry. As we have expanded our platform, launched new products, and added new partners over time, we have rapidly grown the number of restaurant locations on the Toast platform.

Our Revenue Model

Our revenue is driven by our ability to attract new customers, retain existing customers, increase sales from both new and existing customers, and ultimately help our customers grow their businesses. Unless otherwise specified, we define a customer as a restaurant organization, which may have multiple locations, with at least one location live on the Toast platform. A single organization with multiple divisions, segments, or subsidiaries is generally counted as a single customer, even though we may enter into agreements with multiple parties within that organization. We serve restaurants of all sizes, ranging from single-location, family-owned operations to large, multi-location brands with hundreds of locations, across all dining types such as fast casual, fine dining establishments, bars and lounges, and everything in between. As of March 31, 2021, we had 43,269 locations on our platform, increasing from 30,421 and 16,475 locations as of March 31, 2020 and 2019, respectively.

We generate revenue through four main revenue streams: subscription services, financial technology solutions, hardware, and professional services.

Subscription services revenue is generated from fees charged to customers for access to our SaaS products, such as POS, kitchen display system, invoice management, digital ordering and delivery, marketing and loyalty, and team management. Contract terms for our SaaS products generally range from 12 to 36 months. Our subscription services pricing is primarily based on a rate per location, which varies depending on the number of SaaS products purchased, hardware configuration, and employee count. We offer a variety of subscription plans to customers depending on the features and functionality they require.

Financial technology solutions revenue consists primarily of fees paid by our customers to facilitate their payment transactions. The transaction fee is generally calculated as a percentage of the total transaction amount processed, plus a fixed per-transaction fee. The transaction fees collected are recognized as revenue on a gross basis inclusive of all fees and costs paid to issuers and card networks as well as other related fees associated with third-party payment processors and fraud management.

Financial technology solutions revenue also includes fees earned from marketing and servicing working capital loans to our customers through Toast Capital that are originated by a third-party bank and that range from $5,000 to $100,000. Toast Capital is uniquely qualified to underwrite and price loans by using our patented systems for loan origination that incorporate data science models, historical POS data, and payment processing volume. In these arrangements, Toast Capital’s bank partner originates all loans, and Toast Capital subsequently services the loans using Toast’s payments infrastructure to remit a fixed percentage of daily sales until the loan is paid back. Toast Capital earns a servicing fee as well as a credit performance fee that is tied to the loan portfolio performance. Toast Capital is not a material component of our financial technology solutions revenue, representing less than 1% of revenue for all periods presented.

Hardware revenue is primarily derived from the sale of terminals, tablets, handhelds, and related devices and accessories. We also generate professional services revenue from installation and configuration services for new locations joining the Toast platform and new products added by existing locations. These services can be delivered on-site, remotely, or on a self-guided basis. We utilize our hardware and related onboarding professional services as customer acquisition tools and price them competitively in order to lower barriers to entry for new restaurants.

Key Business Metrics

	Year ended December 31,			Three months ended March 31,
(dollars in billions)	2019	2020	% Growth	2020	2021	% Growth
Gross Payment Volume (GPV)	$21.8	$25.4	17%	$6.4	$9.0	41%

	As of December 31,			As of March 31,
(dollars in millions)	2019	2020	% Growth	2020	2021	% Growth
Annualized Recurring Run-Rate (ARR)	$184	$326	77%	$206	$384	86%

Gross Payment Volume (GPV)

Gross Payment Volume represents the sum of total dollars processed through the Toast payments platform across all restaurant locations in a given period. GPV is a key measure of the scale of our platform, which in turn drives our financial performance. As our customers generate more sales and therefore more GPV, we generally see higher financial technology solutions revenue.

Annualized Recurring Run-Rate (ARR)

We monitor Annualized Recurring Run-Rate as a key operational measure of the scale of our subscription and payment processing services for both new and existing customers. To calculate this metric, we first calculate recurring run-rate on a monthly basis. Monthly Recurring Run-Rate, or MRR, is measured on the final day of each month for all restaurant locations live on our platform as the sum of (i) our monthly subscription services fees, which we refer to as the subscription component of MRR, and (ii) our in-month adjusted payments services fees, exclusive of estimated transaction-based costs, which we refer to as the payments component of MRR. MRR does not include fees derived from Toast Capital or related costs. MRR is also not burdened by the impact of SaaS credits offered, which we expect to be immaterial on an ongoing basis despite being larger in 2020 as we supported our customers through the COVID-19 pandemic.

ARR is determined by taking the sum of (i) twelve times the subscription component of MRR and (ii) four times the trailing-three-month cumulative payments component of MRR. We believe this approach provides an indication of our scale, while also controlling for short-term fluctuations in payments volume. Our ARR may decline or fluctuate as a result of a number of factors, including customers’ satisfaction with our platform, pricing, competitive offerings, economic conditions, or overall changes in our customers’ and their guests’ spending levels. ARR is an operational measure, does not reflect our revenue or gross profit determined in accordance with GAAP, and should be viewed independently of, and not combined with or substituted for, our revenue, gross profit, and other financial information determined in accordance with GAAP. Further, ARR is not a forecast of future revenue and investors should not place undue reliance on ARR as an indicator of our future or expected results.

Our Business Model

We grow our customer base through a diverse array of marketing and sales channels. As of March 31, 2021, approximately two-thirds of new locations added to the Toast platform in the last twelve months came inbound across our organic, paid, field, and referral channels. Our in-market sales team integrates deeply into the local restaurant community, enabling us to spend significant time with our customers and prospects and helping us retain existing customers and onboard new customers. While we have meaningfully grown the size of our sales team over time, we have also continued to increase its efficiency.

We utilize our hardware and related professional services as customer acquisition tools and price them competitively to lower barriers to entry for new locations. As a result, the variable cost associated with manufacturing and configuring the hardware and providing the professional services has historically exceeded the related revenue we collect, resulting in negative gross profit for each. We consider these net costs of hardware and professional services, in addition to our sales and marketing expenses, to be the core components of our customer acquisition costs, or CAC.

For a given cohort of new locations and product upsells that go live on the Toast platform in a given month, we calculate the CAC as the in-month hardware and professional services gross profit plus the sales and marketing expense incurred two months prior, which is based on the median time between when a location is signed and when it goes live on our platform.19 To evaluate payback period, we compare our CAC to the estimated contribution profit from the same cohort of live locations and upsells, which is defined as (i) the subscription component of MRR for the cohort, less the estimated costs to service these fees, plus (ii) the average payments component of MRR in each new location’s first three full months live on our platform, less the estimated support costs to service these fees.

Since the third quarter of 2020, we have had sustained payback periods of under 15 months, bolstered by our investments in, and launch of, multiple new products such as Order & Pay and Toast Delivery Services, by the gradual reopening and recovery of the restaurant industry, and by heightened restaurant demand for cloud-based, innovative, end-to-end technologies. Efficiencies realized across our hardware and professional services teams, such as the launch of the Toast Flex and other proprietary hardware as well as the continued shift towards remote and self-guided installations, further helped us improve our CAC. Historically, we had payback periods that were typically around 18 months, though in late 2019 we accelerated our investment in go-to-market based on our strong unit economics and the massive opportunity ahead. This, in tandem with the unprecedented challenges that the COVID-19 pandemic caused for the restaurant industry, caused our payback periods to approach 30 months in the first quarter of 2020. Although we believe our recent payback periods of under 15 months are reflective of the efficiencies we are able to derive from our current go-to-market approach, our payback periods may change from period to period and may increase in future periods due to dependencies on factors such as our global supply chain as well as decisions we may make from time to time to invest more heavily in location acquisition to serve our longer-term strategic objectives. There is no assurance that these cohorts will be representative of any future group of locations or periods.

Net Retention Rate (NRR)

To calculate our Net Retention Rate, or NRR, we first identify a cohort of customers, or the Base Customers, in a particular month, or the Base Month. For this purpose, we do not consider a customer as a Base Customer unless there is at least one location live on the Toast platform for the entirety of the Base Month. We then divide MRR for the Base Customers in the same month of the subsequent year, or the Comparison Month, by MRR in the Base Month to derive a monthly NRR. MRR in the Comparison Month includes the impact of any churn or contraction of the Base Customers, and by definition does not include any customers added to the Toast platform between the Base Month and Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. For each year since 2015, our annual NRR has been above 110%.

19	CAC and the related cost of revenue and expense estimates do not include the impact of stock-based compensation expense.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic rapidly impacted market and economic conditions globally. In an attempt to limit the spread of the virus, various governmental restrictions have been implemented, including business activity and travel restrictions as well as “shelter-at-home” orders. These restrictions impacted restaurants in various ways, including limiting service to takeout orders for a period of time or reducing capacity to accommodate social distancing recommendations.

Due to the impacts of the COVID-19 pandemic, our GPV declined by 24% in the second quarter of 2020 as compared to the second quarter of 2019. With the gradual reopening of restaurants in the second half of 2020, alongside our continued location growth, our GPV recovered over time, ultimately growing 17% year-over-year for 2020 as compared to 2019. While in-store dining saw a material decline during the COVID-19 pandemic, we saw a significant increase in orders placed by guests through takeout and delivery channels.

While we do not expect these circumstances to persist at current levels as in-store dining restrictions are relaxed, we believe that the COVID-19 pandemic will result in a lasting shift in consumer demand towards omnichannel consumption and increased guest demand for digital solutions such as Order & Pay. Depending on the extent to which the prevalence of takeout and delivery orders persists, our financials may be impacted in a number of ways. For example, during the COVID-19 pandemic we saw a relative increase in card-not-present transactions related to takeout and delivery orders. Card-not-present transactions typically generate higher payment processing revenue and gross margins for us than card-present transactions. As a result, the increase in the proportion of card-not-present transactions contributed to an increase in our financial technology solutions revenue and gross margins during 2020. To the extent that this trend reverses as the effects of the pandemic subside, our payment processing revenue and gross margins may be impacted.

We also completed a significant reduction in workforce in April 2020 to reduce operating expenses and have taken other measures to reduce discretionary spending while conditions remain uncertain for the restaurant industry. In addition, we contributed towards customers’ dedicated recovery efforts by providing over $20 million in direct SaaS relief credits as well as additional access to loans through Toast Capital.

In light of the evolving nature of the COVID-19 pandemic and the uncertainty it has produced around the world, it is not possible to predict the cumulative and ultimate impact of the pandemic on our future business operations, results of operations, financial position, liquidity, and cash flows. The extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the duration of the spread of the pandemic both globally and within the United States, the impact on capital, foreign currency exchange, and financial markets, the impact of governmental or regulatory orders that impact our business, and the effect on global supply chains, all of which are highly uncertain and cannot be predicted. For example, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased use of personal electronics, has created a global shortfall of microchip supply, and it is yet unknown how and the extent to which we may be impacted. We will continue to actively monitor the impacts of and responses to the COVID-19 pandemic and its related risks.

Key Factors Affecting Our Performance

Acquisition of new locations

We believe there is a substantial opportunity to continue to grow our restaurant locations across the United States. As of March 31, 2021, our presence in 43,269 locations represented only about 5%

of the approximately 860,000 restaurant locations in the United States.20 We intend to continue to drive new location growth through our differentiated go-to-market strategy, including through sales representatives who are deeply integrated in their local restaurant communities. In addition, we will continue to invest in marketing efforts in key U.S. cities to grow our brand awareness. Our ability to acquire new locations will depend on a number of factors, including the effectiveness and growth of our sales team, the success of our marketing efforts, and the continued satisfaction of, and word-of-mouth referrals generated by, our existing customers. We expect our absolute investment in sales and marketing and other customer acquisition costs related to our hardware and professional services to increase as we continue to grow.

Retention and expansion within our existing customer base

Our ability to retain and increase revenue from our existing customer base is a key driver of our business growth. We expand within our existing customer base by selling additional products, adding more locations, and helping restaurants generate greater sales per location.

Adoption of additional products

We believe there is an opportunity to increase adoption of more of our products by existing customers through a combination of customer relationship management investments, product-led growth, and the introduction of new products. We believe that we provide the most value when our customers have multiple touchpoints across our platform. We also believe that adoption of additional products will drive profitability improvements for our customers, allowing them to reinvest in their success. Our ability to increase adoption of our products will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, and our ability to demonstrate the value proposition of our products.

Expansion of locations per customer

As our customers grow their businesses and open new locations, we expect to see a corresponding increase in locations on our platform. To that end, we work closely with restaurants across our customer-facing teams to support their expansion efforts. We believe that we are well-positioned to extend our reach to and onboard these new locations based on our customers’ desire to use a single, integrated platform across all locations.

Support of our customers’ revenue growth

We believe our long-term revenue growth is correlated with the growth of our existing customers’ businesses, and we strive to support their success. Our revenue grows with that of our customers – as our customers generate more sales and therefore more GPV, we generally see higher financial technology solutions revenue. We have a demonstrated track record of partnering with restaurants to help grow their revenue, and will continue to invest in our customer success team and in new products that help customers thrive.

Innovation and development of new products

We have a culture of continuous innovation evidenced by our history of consistent and timely product launches and refinements. We intend to continue to invest in research and development to expand and improve the functionality of our current platform and broaden our capabilities to address

20

IBISWorld. Estimated 2021 U.S. restaurant locations includes single location full-service restaurants, fast food restaurants, chain restaurants, coffee shops, bars & nightclubs, and caterers, and excludes food service contractors and street vendors. See the section titled “Market and Industry Data.”

new market opportunities. As a result, we expect our total operating expenses will increase over time and, in some cases, have short-term negative impacts on our operating margin. Our continued growth is dependent, in part, on our ability to successfully develop, market, and sell new products to our customers.

Investments in customer experience

We will continue to invest in our customer acquisition and customer success efforts to capture the market opportunity ahead of us. We intend to continue prioritizing efficient growth that balances the cost of acquiring customers with efforts focused on increasing the lifetime value, or LTV, of our customers. To improve customer LTV, we will continue to invest in our customer support team that helps drive restaurant success after initial onboarding, and expect that these investments will continue to impact our subscription gross margin.

Seasonality

We experience seasonality in our financial technology solutions revenue, which is largely driven by the level of GPV processed through our platform. For example, customers typically have greater sales during the warmer months, though this effect varies regionally. As a result, our financial technology solutions revenue per location has historically been stronger in the second and third quarters. We believe that financial technology solutions revenue from both existing and potential future products will continue to represent a significant proportion of our overall revenue mix, and seasonality will continue to impact our results of operations.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly-titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP metrics to assist investors in seeing our financial performance using a management view. We believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

	Year ended December 31,		Three months ended March 31,
(in millions)	2019	2020	2020	2021
Free Cash Flow	$(141.2)	$(160.7)	$	$
Adjusted EBITDA	$(171.6)	$(93.8)	$	$

Free Cash Flow

Free cash flow is defined as net cash used in operating activities reduced by purchases of property and equipment and capitalization of internal-use software costs. We believe that free cash flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from operations and used for purchases of property and equipment, capitalization of software costs, and investments in our business. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Other companies may calculate free cash flow or similarly titled non-GAAP measures differently, which could reduce the usefulness of free cash flow as a tool for comparison. In addition, free cash flow does not reflect mandatory debt service and other non-discretionary expenditures that are required to be made under contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

The following table presents a reconciliation of free cash flow to the net cash provided by operating activities for each of the years presented:

	Year ended December 31,
(in thousands)	2019	2020
Net cash provided by (used in) operating activities	$(126,483)	$(124,633)
Purchase of property and equipment	(9,131)	(27,557)
Capitalized software	(5,601)	(8,515)

Free cash flow	$(141,215)	$(160,705)

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss), adjusted to exclude stock-based compensation expense and related payroll tax expense, depreciation and amortization expense, interest income, interest expense, other income (expense) net, acquisition expenses, fair value adjustments on warrant and derivative liabilities, expenses related to COVID-19 pandemic initiatives resulting from a reduction of workforce in 2020 and early termination of leases, and income taxes. We have provided below a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We believe Adjusted EBITDA is useful for investors to use in comparing our financial performance to other companies and from period to period. Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired. In addition, Adjusted EBITDA eliminates the impact of certain items that may obscure trends in the underlying performance of our business. Adjusted EBITDA also has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. For example, although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new asset acquisitions. In addition, Adjusted EBITDA excludes stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs; interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces the cash available to us; or tax payments that may represent a reduction in cash available to us. The expenses and other items we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items that other companies may exclude from Adjusted EBITDA when they report their financial results.

The following table reflects the reconciliation of net loss to Adjusted EBITDA for each of the years presented:

	Year ended December 31,
(in thousands)	2019	2020
Net loss	$(209,448)	$(248,203)
Stock-based compensation expense and related payroll tax	33,709	86,359
Depreciation and amortization	6,842	27,067
Interest income	(2,106)	(842)
Interest expense	—	12,651
Other (income) expense, net	(62)	486
Acquisition expenses	1,251	—
Change in fair value of warrant liability	1,497	8,218
Change in fair value of derivative liability	—	7,282
Reduction of workforce	—	10,127
Termination of leases	—	2,766
(Benefit) provision for income taxes	(3,248)	261

Adjusted EBITDA	$(171,565)	$(93,828)

Components of Results of Operations

Revenue

We generate revenue from four main sources that are further described below: (1) subscription services, (2) financial technology solutions, (3) hardware, and (4) professional services.

Our total revenue consists of the following:

Subscription services. We generate subscription services revenue from fees charged to customers for access to our software applications, generally over a term ranging from 12 to 36 months. Our subscription services revenue is primarily based on a rate per location, and this rate varies depending on the number of software products purchased, hardware configuration, and employee count at such location.

Financial technology solutions. Revenue from financial technology solutions consists primarily of transaction-based fees paid by customers to facilitate their payment transactions, which are generally calculated as a percentage of the total transaction amount processed plus a per-transaction fee. The transaction fees collected are recognized as revenue on a gross basis inclusive of all fees and costs paid to issuers and card networks as well as other related fees associated with third-party payment processors and fraud management. Financial technology solutions revenue also includes fees earned from marketing and servicing working capital loans to our customers through Toast Capital that are originated by a third-party bank. In these arrangements, Toast Capital’s bank partner originates all loans, and Toast Capital then services the loans using Toast’s payments infrastructure to remit a fixed percentage of daily sales until the loan is paid back. Toast Capital revenue is recognized net of expected defaults, and Toast Capital is responsible for purchasing from our bank partner loans in default (or that have been or are scheduled to be charged off) until the aggregate principal amount of such purchased loans equals 15% (or 30% in the case of a limited program offered during the winter of 2020-2021 related to the COVID-19 pandemic) of the total originated amount for each quarterly loan cohort. Toast Capital earns a servicing fee as well as a credit performance fee that is tied to the portfolio performance.

Hardware. We generate hardware revenue from the sale of terminals, tablets, handhelds, and related devices and accessories, net of estimated returns.

Professional services. We primarily generate professional services revenue from fees charged to customers for installation services, including business process mapping, configuration, and training. These services can be delivered on-site, remotely, or on a self-guided basis.

Cost of Revenue

Cost of revenue consists of expenses that are directly related or closely correlated to revenue generation, including, but not limited to, employee-related costs for customer support and certain operations roles as well as allocated overhead. Employee-related costs consist of salaries, benefits, bonuses, and stock-based compensation. Allocated overhead includes certain facilities costs, depreciation expense, and amortization costs associated with internally developed software. Below are descriptions of the types of costs classified within each component of cost of revenue:

Subscription services. Subscription services costs primarily consist of customer support and associated employee-related costs, hosting costs, professional services costs, other software costs to support our cloud-based platform, and amortization costs associated with internally developed software.

Financial technology solutions. Financial technology solutions costs primarily consist of transaction-based costs, which are primarily fees and costs paid to issuers and card networks as well as other related fees associated with third-party payment processors and fraud management.

Hardware. Hardware costs primarily consist of raw materials and the cost to manufacture and ship hardware sold to customers, including terminals, tablets, handhelds, card readers, printers, and other accessories. Included in the manufacturing and shipping costs are employee-related costs, professional services costs, and allocated overhead associated with our supply chain and fulfillment teams.

Professional services. Professional services costs primarily consist of employee-related costs and allocated overhead associated with our onboarding team, along with fees paid to third-party service providers engaged to perform installations and other services.

Amortization of acquired technology. Amortization of acquired technology costs consist of amortization related to technologies acquired through acquisitions that have the capability of producing revenue.

Operating Expenses

Our operating expenses consist of the following:

Sales and marketing. Sales and marketing expenses consist primarily of employee-related costs incurred to acquire new customers and increase product adoption across our existing customer base. Marketing expenses also include fees incurred to generate demand through various advertising channels. During the year ended December 31, 2020, we also incurred one-time costs, including severance, in connection with a reduction in workforce resulting from changes to our operations as a result of the COVID-19 pandemic.

We expect that sales and marketing expenses will increase on an absolute dollar basis as we invest to grow our field-based sales team, increase demand generation, and enhance our brand awareness. We expect sales and marketing expenses as a percentage of revenue will vary from period-to-period over the short-term and decrease over the long-term.

Research and development. Research and development expenses consist primarily of employee-related costs associated with improvements to our platform and the development of new product offerings, as well as allocated overhead and expenses associated with the use of third-party software directly related to development of our products and services. During the year ended December 31, 2020, we also incurred one-time costs, including severance, in connection with a reduction in workforce resulting from changes to our operations as a result of the COVID-19 pandemic.

We plan to continue to hire employees to support our research and development efforts to expand the capabilities and scope of our platform and related products and services. As a result, we expect that research and development expenses will increase on an absolute dollar basis as we continue to invest to support these activities and innovate over the long-term.

General and administrative. General and administrative expenses consist primarily of expenses related to operations, finance, legal, human resources, information technology, and administrative personnel. General and administrative expenses also include costs related to fees paid for certain professional services, including legal, information technology, tax and accounting services, and bad debt expenses. During the year ended December 31, 2020, we also incurred one-time costs, including severance, lease exit costs, and impairment of property and equipment in connection with a reduction in workforce resulting from changes to our operations as a result of the COVID-19 pandemic.

We expect that general and administrative expenses will increase on an absolute dollar basis as we add personnel and enhance our systems, processes, and controls to support the growth of our business as well as our increased compliance and reporting requirements as a public company. We expect general and administrative expenses as a percentage of revenue will vary from period-to-period over the short-term and decrease over the long-term.

Other Expense

Our other income and expenses consist of the following:

Interest income. Interest income consists primarily of interest earned from cash held in money market accounts.

Interest expense. Interest expense represents primarily interest incurred on our convertible notes, which were issued in June 2020.

Change in fair value of warrant liability. This represents the change in fair value of warrant liability related to warrants issued to purchase shares of our convertible preferred stock.

Change in fair value of derivative liability. This represents the change in fair value of derivative liability related to the conversion option provided for in the convertible notes.

Other expense, net. Other expense, net represents certain reserves recorded on certain municipal grants we received in previous years and foreign currency gains and losses.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consists of U.S. federal and state income tax, as well as international taxes in Ireland. Income tax benefit (expense) for the year ended December 31, 2019 also includes the deferred tax benefit related to our acquisition of StratEx.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Year ended December 31,
(dollars in thousands)	2019	2020
Revenue:
Subscription services	$62,443	$101,374
Financial technology solutions	531,751	644,372
Hardware	54,999	63,968
Professional services	15,836	13,420

Total revenue	665,029	823,134

Cost of revenue:
Subscription services	24,923	39,730
Financial technology solutions	452,786	508,816
Hardware	82,096	85,013
Professional services	41,215	45,558
Amortization of acquired technology and customer assets	1,660	3,604

Total cost of revenue(1)	602,680	682,721

Gross profit	62,349	140,413

Operating expenses:
Sales and marketing(1)	129,066	139,325
Research and development(1)	63,967	108,574
General and administrative(1)	82,683	112,661

Total operating expenses	275,716	360,560

Loss from operations	(213,367)	(220,147)

Other income (expense):
Interest income	2,106	842
Interest expense	—	(12,651)
Change in fair value of warrant liability	(1,497)	(8,218)
Change in fair value of derivative liability	—	(7,282)
Other income (expense), net	62	(486)

Loss before income taxes	(212,696)	(247,942)
Benefit (provision) for income taxes	3,248	(261)

Net loss	$(209,448)	$(248,203)

(1)	Includes stock-based compensation expense recognized for the years ended December 31, 2019 and 2020 as follows:

	Year ended December 31,
(in thousands)	2019	2020
Cost of revenue	$462	$7,299
Sales and marketing	1,166	16,296
Research and development	3,368	30,000
General and administrative	28,713	32,764

Total stock-based compensation expense	$33,709	$86,359

Revenue

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Subscription services	$62,443	$101,374	$38,931	62%
Financial technology solutions	531,751	644,372	112,621	21%
Hardware	54,999	63,968	8,969	16%
Professional services	15,836	13,420	(2,416)	(15)%

Total revenue	$665,029	$823,134	$158,105	24%

Total revenue increased 24% to $823.1 million for 2020, as compared to $665.0 million for 2019.

Revenue from subscription services increased 62% to $101.4 million for 2020, as compared to $62.4 million for 2019. The increase was attributable to growth in restaurant locations on the Toast platform and the continued upsell of products to existing customers, partially offset by COVID-related SaaS credits and refunded fees.

Revenue from financial technology solutions increased 21% to $644.4 million for 2020, as compared to $531.8 million for 2019. The increase was generally reflective of our 17% increase in GPV for the same period, with slightly faster growth in revenue due to a greater mix of card-not-present transactions as restaurants shifted their business to adapt to the COVID-19 pandemic. The overall increase in GPV and financial technology solutions revenue was primarily attributable to, and affected by, the following events and factors:

•

In the first quarter of 2020, we saw a year-over-year increase in GPV as we benefited from a greater number of restaurant locations compared to 2019 as well as from the growth in payment volume per location in January and February of 2020. This was slightly offset by the sudden decline in GPV due to the COVID-19 pandemic, particularly in the second half of March 2020.

•

In the second quarter of 2020, we saw a year-over-year decline in GPV as a result of the COVID-19 pandemic and subsequent shelter-in-place restrictions, which was only partially offset by continued growth in restaurant locations.

•

In the third and fourth quarters of 2020, we saw year-over-year increases in GPV as the restaurant industry recovery continued, and as we continued to grow the number of locations live on the Toast platform as compared to 2019.

Revenue from hardware increased 16% to $64.0 million for 2020, as compared to $55.0 million for 2019. The increase was primarily driven by the growth of our customer base, which saw an increase in new locations going live as well as higher upsell volume following initial installation.

Revenue from professional services decreased 15% to $13.4 million for 2020, as compared to $15.8 million for 2019 primarily due to targeted promotions and a shift towards remote and self-guided installations, which are more favorably priced for customers.

Cost of Revenue

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Subscription services	$24,923	$39,730	$14,807	59%
Financial technology solutions	452,786	508,816	56,030	12%
Hardware	82,096	85,013	2,917	4%
Professional services	41,215	45,558	4,343	11%
Amortization of acquired technology and customer assets	1,660	3,604	1,944	117%

Total cost of revenue	$602,680	$682,721	$80,041	13%

Cost of revenue increased 13% to $682.7 million for 2020, as compared to $602.7 million for 2019. Included in this was an increase in stock-based compensation expense, which contributed $7.3 million towards cost of revenue in 2020, as compared to $0.5 million in 2019. The $6.8 million increase in stock-based compensation expense was largely attributable to a third-party tender offer and certain secondary sale transactions conducted in 2020, resulting in $5.7 million of stock-based compensation expense.

Subscription services costs increased 59% to $39.7 million for 2020, as compared to $24.9 million for 2019. The $14.8 million increase was primarily attributable to the increase in support costs necessary to support a larger number of customers on our platform, inclusive of a $10.2 million increase in employee-related, professional services, and related overhead costs.

Financial technology solutions costs increased 12% to $508.8 million for 2020, as compared to $452.8 million for 2019. The $56.0 million increase was generally reflective of our increase in GPV over the same period, with slightly slower growth in costs primarily due to a greater mix of debit card transactions as compared to credit card transactions, which lowered the average cost as a percentage of GPV.

Hardware costs increased 4% to $85.0 million for 2020, as compared to $82.1 million for 2019, primarily due to a $2.2 million increase in employee-related, professional services, and related overhead costs required to service the increase in hardware demand and revenue.

Professional services costs increased 11% to $45.6 million for 2020, as compared to $41.2 million for 2019, largely due to stock-based compensation expense, which accounted for $4.0 million of the increase.

Amortization of acquired technology and customer assets increased 117% to $3.6 million for 2020, as compared to $1.7 million for 2019 due to the mid-year timing of the StratEx acquisition impacting a partial year in 2019 versus a full year of 2020.

Operating Expenses

As with cost of revenue, we saw a meaningful increase in stock-based compensation expense within operating expenses, increasing to $79.1 million in 2020 compared to $33.3 in 2019. This was primarily attributable to a third-party tender offer and certain secondary sale transactions conducted in 2020, which contributed $37.1 million of the $45.8 million increase from 2019 to 2020.

Sales and Marketing

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Sales and marketing	$129,066	$139,325	$10,259	8%

Sales and marketing expenses increased 8% to $139.3 million for 2020, as compared to $129.1 million for 2019. Employee-related costs, less commissions, increased $17.9 million, of which $15.1 million was due to stock-based compensation expense. This was partially offset by a $5.8 million reduction in commissions expense due to the adoption of ASC 606 and a $3.9 million decrease in travel-related expense driven by changes to our operations as a result of the COVID-19 pandemic.

Research and Development

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Research and development	$63,967	$108,574	$44,607	70%

Research and development expenses increased 70% to $108.6 million for 2020, as compared to $64.0 million for 2019. The increase resulted primarily from an increase of $40.4 million in employee-related costs, $26.6 million of which was related to stock-based compensation expense.

General and Administrative

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
General and administrative	$82,683	$112,661	$29,978	36%

General and administrative expenses increased 36% to $112.7 million for 2020, as compared to $82.7 million for 2019. The increase resulted primarily from a $22.1 million increase in allocated facilities and depreciation expense, mostly related to one-time lease buy-out transactions, and a $8.6 million increase in employee-related costs, $4.1 million of which was related to increases in stock-based compensation expense.

Interest Income

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Interest income	$2,106	$842	$(1,264)	(60)%

Interest income decreased 60% to $0.8 million for 2020, compared to $2.1 million for 2019. The decrease in interest income was primarily due to a lower average interest rate on invested balances.

Interest Expense

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Interest expense	$—	$(12,651)	$(12,651)	—%

Interest expense increased to $12.7 million for 2020, as compared to no interest expense for 2019. Interest expense in 2020 was primarily related to the issuance of convertible notes in June 2020.

Change in fair value of warrant liability

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Change in fair value of warrant liability	$(1,497)	$(8,218)	$(6,721)	449%

Change in fair value of warrant liability increased to $8.2 million for 2020, as compared to $1.5 million for 2019. This was due to an increase in the value of the convertible preferred stock underlying outstanding warrants.

Change in fair value of derivative liability

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Change in fair value of derivative liability	$—	$(7,282)	$(7,282)	—%

Change in fair value of derivative liability was $7.3 million for 2020, as compared to no derivative liability in 2019, related to the derivative liability associated with the issuance of the convertible notes in June 2020.

Other income (expense), net

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Other income (expense), net	$62	$(486)	$(548)	(884)%

Other expense, net was an expense of $0.5 million for 2020 and was primarily due to reserves recorded on certain municipal grants we received in previous years and to a lesser extent foreign currency gains and losses.

Income tax benefit (provision)

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Benefit (provision) for income taxes	$3,248	$(261)	$(3,509)	(108)%

Income tax benefit (expense) was an expense of $0.3 million for 2020, as compared to a benefit of $3.2 million for 2019. The change was primarily due to the impact of a deferred tax benefit generated in 2019 as a result of our acquisition of StratEx.

Liquidity and Capital Resources

Since our inception, we have financed our operations, capital expenditures, and acquisitions primarily through issuance of convertible preferred stock and convertible notes as well as through payments received for the delivery of products and services.

As of December 31, 2020, we had cash and cash equivalents of $581.8 million, excluding cash held on behalf of customers and restricted cash, and $86.3 million available under our senior debt credit facility. Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the time of purchase, other than those held for sale in the ordinary course of business.

We believe that our existing cash and cash equivalents, along with our available financial resources from our credit facility, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors”. We expect to incur additional costs as a result of operating as a public company.

In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
(in thousands)	2019	2020
Net cash used in operating activities	$(126,483)	$(124,633)
Net cash used in investing activities	(47,429)	(35,860)
Net cash provided by financing activities	256,337	594,498

Net increase in cash, cash equivalents and restricted cash	$82,425	$434,005

Operating Activities

For the year ended December 31, 2019, net cash used in operating activities was $126.5 million. This consisted of our net loss of $209.4 million partially offset by adjustments for non-cash charges of $39.6 million and a net increase in cash from changes in operating assets and liabilities of $43.4 million. The non-cash adjustments primarily relate to stock-based compensation expense of $33.7 million, depreciation and amortization of $6.8 million, changes in fair value related to warrant liabilities of $1.5 million, and other items of $0.9 million, partially offset by change in deferred income taxes of $3.4 million. The net increase from changes in operating assets and liabilities primarily relate to increases in deferred revenue of $22.8 million, accrued expenses and other current liabilities of $22.0 million, accounts payable of $14.6 million, and other liabilities of $32.3 million partially offset by increases in prepaid expenses and other current assets of $24.4 million, net merchant cash advances of $9.3 million, inventories of $6.7 million, accounts receivables of $4.1 million, factor receivable of $1.7 million, and other non-current assets of $2.1 million.

For the year ended December 31, 2020, net cash used in operating activities was $124.6 million. This consisted of our net loss of $248.2 million and a net use of cash from a change in operating assets and liabilities of $28.8 million, partially offset by adjustments for non-cash charges of $152.4 million. The non-cash adjustments primarily relate to stock-based compensation expense of $86.4 million, depreciation and amortization of $27.1 million, changes in fair value related to derivative and warrant liabilities of $15.5 million, amortization of costs capitalized to obtain revenue contracts of $15.5 million, and other items of $8.0 million. The net use of cash from a change in operating assets and liabilities primarily related to increases in accounts receivables of $12.7 million, costs capitalized to obtain revenue contracts of $25.2 million and inventories of $3.9 million, and decreases in deferred revenue of $8.3 million, accounts payable of $6.1 million, and accrued expenses and other current liabilities of $2.7 million, partially offset by decreases in prepaid expenses and other current assets of $18.0 million, merchant cash advances of $8.9 million, factor receivable of $2.6 million, and an increase in other liabilities of $0.8 million.

Investing Activities

For the year ended December 31, 2019, cash used in investing activities was $47.4 million which consisted of cash paid for an acquisition of $40.9 million, for the purchase of property and equipment of $9.1 million, and cash outflows for capitalized software of $5.6 million, partially offset by customer funds assumed in an acquisition of $8.2 million.

For the year ended December 31, 2020, cash used in investing activities was $35.9 million, which primarily consisted of purchases of property and equipment of $27.6 million and cash outflows for capitalized software of $8.5 million, partially offset by other items of $0.2 million.

Financing Activities

For the year ended December 31, 2019, cash provided by financing activities was $256.3 million, which consisted of proceeds from the issuance of Series E convertible preferred stock, net of issuance costs, of $249.8 million, from secured borrowings of $9.8 million, and from the exercise of stock options and issuance of restricted stock of $1.2 million, partially offset by repayments of secured borrowings of $2.9 million and the change in customer funds obligations, net, of $1.5 million.

For the year ended December 31, 2020, cash provided by financing activities was $594.5 million, which consisted of proceeds from the issuance of Series F convertible preferred stock, net of issuance costs, of $402.4 million, from the issuance of convertible notes of $194.9 million, from the exercise of stock options and issuance of restricted stock of $3.8 million, and the change in customer funds obligations of $3.9 million, partially offset by repayments of secured borrowings of $9.2 million, the redemption of Series B convertible preferred stock of $0.8 million, and the repurchases of restricted stock and common stock of $0.4 million.

Debt

Credit Facilities

In March 2019, we entered into a senior secured credit facility, or the 2019 Facility, which included a revolving line of credit equal to $100 million. Loans under this agreement accrued interest at a per annum rate of, at our election, LIBOR plus 3.00% or the base rate plus 2.00%. Interest was payable in arrears quarterly, in the case of base rate loans, and at the end of the applicable interest period (but not less frequently than three months) in the case of LIBOR loans. The 2019 Facility was subject to certain financial covenants, including maximum total net debt to recurring revenue ratio, maximum senior net debt to recurring revenue ratio, minimum liquidity and minimum last quarter annualized recurring revenue. As of December 31, 2020, no amount was drawn and outstanding under this credit facility; however, $13.7 million of letters of credit were outstanding, which reduced the amount available under this credit facility to $86.3 million. On June 8, 2021, the 2019 Facility and all commitments thereunder were terminated. There were no amounts outstanding under the 2019 Facility.

On June 8, 2021, we entered into a senior secured credit facility, or the 2021 Facility, which includes a revolving line of credit equal to $330 million. Interest on outstanding loans under the revolving line of credit is determined based on loan type and accrues at an annual rate, as defined in the agreement, of: (a) LIBO Rate multiplied by the Statutory Reserve Rate, plus 1.50% per annum; or

0.5% per annum plus the highest of: (i) the Prime Rate, (ii) the Federal Reserve Bank of New York Rate plus 0.5%, or (iii) the Adjusted LIBO Rate plus 1.00%. The 2021 Facility is subject to a minimum liquidity covenant of $250 million. As of June 14, 2021, no amount was drawn and outstanding under the 2021 Facility; however, $11.6 million of letters of credit were outstanding, which reduced the amount available under the 2021 Facility to $318.4 million. As a result of entering into the 2021 Facility, we are obligated to prepay or redeem the convertible notes discussed below, which will occur on or prior to June 30, 2021.

Convertible Notes

On June 19, 2020, we issued $200 million in aggregate principal amount of senior unsecured convertible promissory notes, or the convertible notes, pursuant to the Senior Unsecured Convertible Promissory Note Purchase Agreement between us and investors party thereto. We received net proceeds of approximately $195 million, net of a $5 million original issue discount and certain legal fees. The convertible notes bore interest at a rate of 8.5% per annum, 50% of which was payable in cash and the other 50% of which was payable in kind. Unless earlier converted or redeemed, the convertible notes were scheduled to mature on June 19, 2027.

On June 21, 2021, we prepaid all of the outstanding convertible notes for an aggregate amount in cash equal to $248.7 million, or the Optional Prepayment. In connection with the Optional Prepayment, we issued warrants to purchase 1,622,717 shares of our common stock to the registered holders of the convertible notes, with an exercise price of $87.5168 per share.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Convertible notes (1)	$372,654	$8,785	$18,718	$20,361	$324,790
Operating lease commitments (2)	138,118	24,635	36,773	25,729	50,981
Purchase commitments (3)	62,651	50,090	12,561	—	—

Total	$573,423	$83,510	$68,052	$46,090	$375,771

(1)

Represents future interest and principal payments on the convertible notes. For information regarding our convertible notes, see Note 15 in the notes to the consolidated financial statements included elsewhere in this prospectus.

(2)	Reflects minimum payments due for our leases of office and warehouse space under operating leases that expire between 2020 and 2029.
(3)	Reflects non-cancelable purchase obligations to hardware suppliers and cloud service providers.

Off-Balance Sheet Arrangements

See Note 14 to our consolidated financial statements included elsewhere in this prospectus for discussion of our off-balance sheet credit exposure as it relates to our financial guarantee as of December 31, 2020.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments are related to revenue recognition, allowance for doubtful accounts, allowances for uncollectible loans, loan servicing assets, business combinations and other acquired intangible assets, stock-based compensation, and common stock valuation. Actual results may differ from these estimates.

To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Effective on January 1, 2020, we adopted ASU 2014-09, Revenue from Contracts with Customers, (“ASC 606” or “Topic 606”) using the modified retrospective method of transition. Modified retrospective adoption requires entities to apply the standard retrospectively to the most current period presented in the financial statements, requiring the cumulative effect of the retrospective application as an adjustment to the opening balance of retained earnings at the date of initial application. Accordingly, results for reporting periods beginning after January 1, 2020 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic revenue recognition methodology under ASC 605, Revenue Recognition.

We applied ASC 606 to all contracts that were effective as of January 1, 2020. Under this method, we applied the Topic 606 to contracts that were not complete as of January 1, 2020. Under the guidance of ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, we applied the following five steps:

1.	Identify the contract(s) with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue as the entity satisfies a performance obligation.

During the years ended December 31, 2019 and 2020, we generated revenue through four revenue streams, including: (1) subscription services, (2) financial technology solutions, (3) hardware, and (4) professional services. Our contracts often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. We allocate total arrangement consideration at the inception of an arrangement to each performance obligation using the relative selling price allocation method based on each distinct performance obligation’s standalone selling price, or SSP. Judgment is required to determine the SSP for each distinct performance obligation. We determined the SSP for hardware and professional services revenue using an adjusted market assessment approach which analyzes discounts provided to similar customers based on customer category and size. SSP for subscription services revenue was established using the adjusted market approach considering relevant information such as current and new customer pricing, renewal pricing, competitor information, market trends, and market share for similar services. SSP for financial technology solutions revenue was determined using our own standalone sales data.

Subscription services revenue

We generate subscription services revenue from fees charged to customers for access to our software applications. Our subscription services revenue is primarily based on a rate per location, and this rate varies depending on the number of software products purchased, hardware configuration, and employee count. We consider that we satisfy our performance obligation ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. Our contracts with customers are generally for a term ranging from 12 to 36 months. Amounts invoiced in excess of revenue recognized are deferred revenue.

Financial technology solutions revenue

Financial technology solutions revenue includes transaction-based payment processing services for restaurants, which are charged a transaction fee for payment-processing transactions. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per-transaction fee, which is earned as transactions are authorized and submitted for processing. We incur costs of interchange and network assessment fees, processing fees, and bank settlement fees to the third-party payment processors and financial institutions involved in settlement, which are recorded as cost of revenues. We satisfy our payment processing performance obligations and recognize the transaction fees as revenue upon authorization by the issuing bank and submission for processing. The transaction fees collected are recognized as revenue on a gross basis as we are the principal in the delivery of the managed payments solutions to the restaurants.

We have concluded that we are the principal in this performance obligation to provide a managed payment solution because we control the payment processing services before the restaurant receives them, perform authorization and fraud check procedures prior to submitting transactions for processing in the payment network, have sole discretion over which third-party acquiring payment processors we use and are ultimately responsible to the restaurants for amounts owed if those acquiring payment processors do not fulfill their obligations. We generally have full discretion in setting prices charged to the restaurants. Additionally, we are obligated to comply with certain payment card network operating rules and contractual obligations under the terms of our registration as a payment facilitator and as a master merchant under our third-party acquiring payment processor agreements, which make us liable for the costs of processing the transactions for our restaurants and chargebacks and other financial losses if such amounts cannot be recouped from the restaurant.

Financial technology solutions revenue is recorded net of refunds and reversals initiated by the restaurant and are recognized upon authorization by the issuing bank and submission for processing. We allocate all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the ASC 606 allocation objectives.

Financial technology solutions revenue also includes fees earned from marketing and servicing working capital loans to our customers through Toast Capital that are originated by a third-party bank. We believe Toast Capital is uniquely qualified to underwrite and competitively price loans that range from $5,000 to $100,000 to eligible Toast customers by using patented systems for loan origination that incorporate historical POS data and payment processing volume. In these arrangements, Toast Capital’s bank partner originates all loans, and Toast Capital then services the loans using Toast’s payments infrastructure to remit a fixed percentage of daily sales until the loan is paid back. Toast Capital earns fees for the underwriting and marketing of loans, which are recognized upon origination of the loan, and loan servicing fees, based on a percentage of each outstanding loan, which is recognized as servicing revenue as the servicing is delivered. Servicing revenue is adjusted for the amortization of servicing rights carried at amortized cost. The marketing and facilitation fees earned upon execution of these loan agreements with its customers are recognized as revenue on a gross basis.

Hardware revenue

We generate hardware revenue from the sale of terminals, tablets, handhelds, and related devices and accessories, net of estimated returns. Revenue for hardware sales is recognized at the point in time at which the transfer of control occurs in accordance with agreed upon shipping terms, satisfying our performance obligation. We allow for customer returns and accrue the amount expected as a sales credit. We estimate these credits based on historical experience and reduce revenue recognized accordingly. We invoice end-user customers upon shipment of the products.

Professional services revenue

We generate professional services revenue from fees charged to customers for installation services, including business process mapping, configuration, and training. Professional services are sold separately. Amounts invoiced in advance are recorded as deferred revenue. The duration of providing professional services to the customer is relatively short and completed in a matter of days. As such, we consider the performance obligation for professional services to be satisfied upon the completion of the installation.

Business Combinations

The purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded on the consolidated statements of comprehensive loss.

Loan Servicing Activities

Servicing assets are recorded based on their initial fair value and amortized in proportion to and over the period of estimated net servicing income, and subject to impairment analysis at each reporting date.

We use the present value of expected cash flows, including both future inflows of servicing revenue and outflows of costs related to servicing, to calculate their fair value. Should the actual performance and timing differ materially from our projected assumptions, the estimate of fair value of the servicing rights could be materially different.

Under the terms of the contracts with our bank partner, we provide the following limited protections on the bank-originated loan portfolio:

•

Charge-off loans – we are obligated to purchase from the bank partner any loan that is scheduled to be charged off in accordance with the applicable charge off policy, originally defined as when no payments have been made for 30 days. Due to the adverse operational impact the COVID-19 pandemic had on our customers, we modified the charge off policy with our bank partner to extend the charge off policy to 120 days as previously default-classified loans were becoming active as our customers reopened and resumed loan repayments.

•

Purchase of excess loans – we are obligated to purchase from our bank partner all originated loans in which the origination amounts result in the total loans then held by our bank partner to exceed the agreed upon program threshold amount.

•

Ineligible loans – we are obligated to purchase from our bank partner, all non-excess loans which fail to meet certain conditions. Any recovery from these loans by us prior to the date of charge off will result in the purchase of an equivalent amount of ineligible loans from the same quarterly vintage (if any) up to a contractually agreed upon percentage of the aggregate principal amount for each quarterly tranche.

We reserve for portfolio credit losses by holding cash in restricted escrow accounts in an amount equal to a contractual percentage of the bank partner’s monthly originations and month-end outstanding portfolio balance. As of December 31, 2019 and 2020, we had recorded a liability related to our obligation to repurchase defaulted loans of $0.5 million and $0.5 million, respectively.

Share-Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation, for our employee stock option program, which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. We use the Black-Scholes option-pricing model to determine the estimated fair value for stock-based awards with service conditions and recognize the compensation cost of share-based awards with service conditions only on a straight-line basis over the vesting period of the award. We use Monte-Carlo simulations for stock-based awards with service and market conditions and recognize the expense over the implied service period using the accelerated attribution method. We estimate a forfeiture rate to calculate the stock-based compensation for the awards based on an analysis of actual historical experience and expected employee attrition rates. Our stock option program allows for early exercise of all granted options, before vesting requirements have been satisfied. Shares acquired through the early exercise of options which have not vested at the time of an employee’s termination may be purchased by us at the lower of the original exercise price or the then current fair value.

Fair Value of Common Stock

The fair value of our common stock underlying our stock options has historically been determined by our board of directors, with assistance from management, based upon information available at the time of grant. As our common stock does not trade on any public markets, we determine the fair value of our common stock, in accordance with the American Institute of Certified Public Accountants Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and with the assistance of third-party valuation specialists. Prior to November 2020, our equity value was determined at various dates using either (i) a “backsolve” approach that combined equity valuation and equity allocation into a single step, when appropriate recent financing rounds or transactions involving our equity securities were available, or (ii) the income approach, utilizing a discounted cash flow, or DCF, model. Under the “backsolve” approach, where recent financing rounds or transactions involving our equity securities were available, the option pricing method, or the OPM, was used to determine our equity value that resulted in the per share value of the relevant class of our capital stock being equal to the relevant transaction price. Under the DCF model, our enterprise value was first calculated as the sum of two components: (1) the present value of our projected cash flows over the discrete projection period and (2) the terminal value estimated with an exit multiple based on consideration of comparable public company revenue multiples. The equity value was then derived by adding cash and subtracting interest-bearing debt from enterprise value and allocated to each class of our capital stock using the OPM. The OPM treats shares of common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this model, the shares of common stock have value only if the funds available for distribution to shareholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. In November 2020, February 2021, and March 2021, our equity value was calculated using a hybrid method, consisting of one or two probability-weighted expected return method, or PWERM, scenarios and a scenario consisting of the OPM. A hybrid method is appropriate when a company is expecting or pursuing a liquidity event in the near future, but due to market or other factors, the liquidity event is still uncertain. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values of the company’s equity, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value. Under either of these approaches, a discount for lack of marketability was then applied to arrive at an indication of value for our common stock on a non-marketable basis. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $11.05 per share as of March 31, 2020, $12.08 per share as of June 30, 2020, $49.02 per share as of November 11, 2020, $76.32 per share as of February 1, 2021, and $104.72 per share as of March 31, 2021.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock, as of each grant date, including:

•	the prices, rights, preferences, privileges, and restrictions of our convertible preferred stock relative to those of our common stock;

•	financing investment rounds;

•	the prices of convertible preferred stock sold by us to third-party investors in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global economic and capital market conditions and outlook.

The per share estimated fair value of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the valuations of our common stock. There is inherent uncertainty in these estimates and, if we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss, and net loss per share amounts would have differed.

The fair value of our common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

Options Granted

The following table sets forth, by grant date, the number of shares subject to options granted from January 1, 2020 through June 14, 2021, the per share exercise price of the options and the per share fair value of our common stock on each grant date:

Options Granted:	Number of shares subject to options granted	Per share exercise price of options	Per share fair value of shares of common stock on grant
April 6, 2020	1,122,100	$11.05	$11.05
April 21, 2020	2,750,150	$11.05	$11.05
September 4, 2020	343,313	$12.08	$12.08
December 20, 2020	647,980	$49.02	$49.02
February 15, 2021	568,000	$76.32	$76.32
February 22, 2021	109,950	$76.32	$76.32
March 22, 2021	872,500	$76.32	$76.32
April 28, 2021	151,950	$104.72	$104.72
June 2, 2021	101,250	$104.72	$104.72

The fair value of each option grant with service-based vesting conditions was estimated on the date of grant using the Black-Scholes option-pricing model. The following table indicates the weighted-average assumptions made in estimating the fair value of awards for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
Risk-free interest rate	2.12%	0.49%
Expected term (in years)	6.26	6.64
Expected volatility	60%	63%
Expected dividend yield	0%	0%
Weighted-average fair value of common stock	$9.22	$16.15
Weighted-average fair value per share of options issued	$5.56	$9.75

For awards with service conditions, we applied an estimated forfeiture rate for the years ended December 31, 2019 and 2020, in determining the expense recorded in the accompanying consolidated statements of comprehensive loss.

The fair value of each option grant, with market-based vesting conditions, was estimated using a Monte Carlo simulation. The following table indicates the weighted-average assumptions made in estimating the fair value of awards with market-based vesting conditions for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
Risk-free interest rate	2.41%	0.25%
Expected volatility	45%	62%
Expected dividend yield	0%	0%
Weighted-average fair value of common stock	$7.57	$21.39
Weighted-average fair value per share of options issued	$0.92	$15.29

Based on the assumed initial public offering price of $                per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at                 was $                , of which $                and $                related to stock options that were vested and unvested, respectively, at that date.

Restricted Stock Units Granted

The following table sets forth, by grant date, the number of shares related to restricted stock units granted from January 1, 2021 through June 14, 2021 and the per share fair value of our common stock on each grant date:

Grant Date	Restricted Stock Units	Per share fair value of shares of common stock on grant
February 15, 2021	32,586	$76.32
February 22, 2021	4,586	$76.32
March 22, 2021	513,155	$76.32
April 28, 2021	228,885	$104.72
June 2, 2021	329,850	$104.72

Goodwill and Intangible Assets

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. We performed our annual goodwill impairment test as of December 31, 2020. We determined that the business operations as a whole are represented by a single reporting unit and through qualitative analysis concluded that it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. As a result, the two-step goodwill impairment test was not required. No impairments of goodwill were recognized during the years ended December 31, 2019 and 2020.

Our intangible assets include technology assets, trade names, and customer assets. Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired, and reported net of accumulated amortization, separately from goodwill. All intangible assets are amortized over their estimated useful lives. The amortization periods for acquired technology, customer intangible assets, and acquired trade names are 3 years, 6 years, and 1.5 years, respectively.

Convertible Notes

Upon the issuance of the convertible notes in June 2020, we identified and assessed the embedded features in accordance with the accounting guidance for debt with conversion and other options. We concluded that certain features including conversion and redemption features and contingently issuable warrants were not clearly and closely related to the convertible notes and met the definition of a derivative and therefore we bifurcated and separately accounted for these features. We estimated the fair value of the derivative liability on the issuance date and deducted the fair value from the carrying value of the convertible notes. The fair value of the derivative is recorded in long-term liabilities.

We allocated the transaction costs related to the convertible notes and bifurcated derivatives using the same proportion as the allocation of the related proceeds. The transaction costs attributable to the convertible notes were recorded as a direct deduction from the debt liability along with original issue discount and amortized to interest expense over the term of the convertible notes. The transaction costs attributable to the bifurcated derivatives were expensed as incurred. We will accrete the carrying value of the convertible notes to the principal amount along with the 15% exit fee payable at maturity as interest expense using the effective interest method over the term of the convertible notes. The bifurcated derivative liability and contingently issuable warrants will be subsequently adjusted to their then fair value each reporting period with the change in the fair value being recorded in change in fair value of derivative liability.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both in the United States and in Ireland, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks.

Interest Rate Sensitivity

Our cash and cash equivalents are held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on the revolving line of credit incurred pursuant to the credit agreement would accrue at a floating rate based on a formula tied to certain market rates at the time of incurrence. Interest rates on the convertible notes are fixed. We do not expect that any change in prevailing interest rates will have a material impact on our results of operations.

Foreign Currency Risk

Most of our sales and operating expenses are denominated in U.S. dollars, and therefore, neither our revenue nor operating expenses are currently subject to significant foreign currency risk. A portion of our operating expenses are denominated in Euros and may be subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Credit Risk

We are exposed to credit risk on accounts receivable and merchant cash advance balances as well as our loan servicing activities. This risk is mitigated due to our diverse customer base, dispersed over various geographic regions. No single customer comprised more than 10% of our consolidated accounts receivable or revenue in 2019 or 2020. We maintain provisions for potential credit losses and such losses to date have normally been within our expectations. We evaluate the solvency of our customers on an ongoing basis to determine if additional allowances for doubtful accounts need to be recorded.

Inflation Risk

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We cannot assure you our business will not be affected in the future by inflation.

BUSINESS

Our Mission

Our mission is to empower the restaurant community to delight their guests, do what they love, and thrive.

Overview

Toast is a cloud-based, end-to-end technology platform purpose-built for the entire restaurant community. Our platform provides a comprehensive suite of SaaS products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. We serve as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels. As of March 31, 2021, over 43,000 restaurant locations across more than 26,000 customers, processing nearly $28 billion of gross payment volume in the trailing 12 months, partnered with Toast to optimize operations, increase sales, engage guests, and maintain happy employees.

The restaurant industry is one of the largest, most complex, and most competitive markets in the world, with an estimated 22 million restaurant locations globally generating greater than $2.6 trillion in annual sales in 2021.21 However, restaurants have lagged in technology adoption. Many restaurants still employ manual processes for critical tasks such as placing guest orders, coordinating kitchen operations, and managing employees. When technology is used, restaurants have historically relied on legacy systems and narrow point solutions that are not flexible, scalable, integrated, or built specifically for restaurants. These products often fail to meet evolving guest needs, which have continued to shift towards digital channels, and can be prohibitively expensive and complex for businesses with limited or no dedicated information technology staff. In addition, key data needed to optimize operations is often siloed, making it difficult to gain valuable insights.

We started Toast to address these pain points for restaurants. Since our founding, we have translated our love for restaurants into a commitment to innovation and digital transformation for the industry. Our success as a business is tightly aligned to the success of our customers. Our field-based sales team fosters relationships and generates deep local insights in their communities. In addition, our ongoing customer success efforts focus on meeting restaurants’ evolving needs through a combination of tailored onboarding, customer support, and intuitive product design.

By enabling these capabilities through a single, integrated platform, Toast improves experiences across the restaurant ecosystem:

•

Restaurant operators. We arm restaurants with a wide range of products and capabilities to address their specific needs regardless of size, location, or business model. As a result, restaurants using Toast often see higher sales and greater operational efficiency.

•

Guests. We are laser focused on helping our customers deliver memorable guest experiences at scale. Guests can place orders easily, safely, and accurately across web, mobile, and in-person channels for dine-in, takeout, or delivery. In addition, our platform empowers restaurants to utilize their guest data to deliver targeted and personalized experiences with loyalty programs and marketing solutions. In March 2021, we saw an average of nearly 4.5 million guest orders per day on our platform.

21	Euromonitor International Limited. See the section titled “Market and Industry Data.”

•

Employees. Our easy-to-learn and easy-to-use technology improves the experience of over 400,000 active restaurant employees across Toast customers. Employees are core to delivering great hospitality, and it is critical for restaurants to engage and retain employees in an increasingly competitive labor market. Our products enable new employees to learn quickly through guided workflows, facilitate faster table turns and safer, streamlined operations, and provide greater transparency around, and timely access to, employees’ wages.

The benefits to all stakeholders using the Toast platform create a powerful, virtuous cycle that amplifies our impact on restaurants. Guest satisfaction generates loyalty to restaurants, driving repeat sales, word-of-mouth referrals, and larger checks and tips. This promotes employee satisfaction, helping reduce turnover and motivating employees to continue to raise the bar on the guest experience. In addition, our integrated software and payments platform consolidates data on restaurant sales and operations, which enables our reporting and analytics as well as financial technology solutions, such as working capital loans, to further support our customers’ success.

We believe we are in the early stages of capturing our addressable market opportunity. Although we are a leading platform serving the restaurant industry,22 as of March 31, 2021, the locations on our platform represented only about 5% of the approximately 860,000 restaurant locations in the United States.23 Similarly, our ARR as of March 31, 2021 was less than 3% of our near-term serviceable market opportunity of approximately $15 billion. We see a significant opportunity to increase sales to both new and existing customers, further expand the usage of our platform outside the United States, and address the diverse needs of new and existing restaurant industry stakeholders.

We have grown rapidly since our founding. As of March 31, 2021, we had 43,269 locations on our platform, increasing from 30,421 and 16,475 locations as of March 31, 2020 and 2019, respectively. Our gross payment volume, or GPV, grew 17% year-over-year from $21.8 billion in 2019 to $25.4 billion in 2020. We generate revenue through four main revenue streams: subscription services, financial technology solutions, hardware, and professional services. Our revenue grew 24% year-over-year from $665 million in 2019 to $823 million in 2020 while our ARR grew 77% year-over-year from $184 million in 2019 to $326 million in 2020. During the years ended December 31, 2019 and 2020, we incurred net losses of $209 million and $248 million, respectively, and generated Adjusted EBITDA of $(172) million and $(94) million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on our key business metrics and our non-GAAP financial measures.

These results are driven by our distinctive team of over 1,800 Toasters who are passionate about our customers and driven with purpose. Approximately two-thirds of Toasters have worked in the restaurant industry previously, enabling us to embrace a hospitality mindset and deeply understand our customers’ challenges. Our founder-led, mission-driven management team and talented employee base are committed to empowering those that power our industry and serve our local communities.

Our Industry

The restaurant industry is the one of the largest employers in the United States, with an estimate of more than 10 million people24 employed across approximately 860,000 restaurant locations in 2021.25 According to the National Restaurant Association, the restaurant industry’s share of the dollars

22

Toast is a leading platform serving the restaurant industry based on industry survey reports, such as G2’s Grid Reports for Fall 2020, Winter 2021, and Spring 2021. See the section titled “Market and Industry Data.”

23

IBISWorld. Estimated 2021 U.S. restaurant locations includes single location full-service restaurants, fast food restaurants, chain restaurants, coffee shops, bars & nightclubs, and caterers, and excludes food service contractors and street vendors. See the section titled “Market and Industry Data.”

24	U.S. Bureau of Labor Statistics, Industries at a Glance, Food Services and Drinking Places, Workforce Statistics. See the section titled “Market and Industry Data.”
25	IBISWorld. See the section titled “Market and Industry Data.”

spent on food was over 50% in 2019. U.S. restaurants generated nearly $700 billion in sales in 2020,26 despite the significant impact of the COVID-19 pandemic, representing approximately 3% of U.S. GDP.27 Restaurant sales are expected to grow to more than $1.1 trillion by 2024.28

The approximately 860,000 restaurant locations in the United States are highly diverse, in everything from location to type of cuisine and format to number of employees and amount of revenue. Regardless of these differences, operating a restaurant is challenging and complex. In general, restaurants operate with low margins, high employee turnover, highly perishable products, and complex regulations. At the same time, the restaurant industry, like many other sectors, is undergoing foundational changes driven by changing guest preferences and the imperative to utilize technology and data to innovate. What was once primarily an on-site experience with antiquated solutions such as pen and paper is now becoming an omnichannel experience that employs technology to enable dining in a restaurant, picking up curbside, or ordering delivery.

Consumer preference towards omnichannel dining options has further accelerated due to the COVID-19 pandemic. According to the National Restaurant Association, in 2020, 53% of adults said that purchasing food for takeout or delivery is essential to the way they live, up from 29% a decade earlier. They also found that approximately 70% of restaurant operators across service categories plan to keep some of the changes that they made to their restaurant as a result of the COVID-19 pandemic, even after the pandemic has subsided. In addition to the shift in how guests are interacting with restaurants, there has been a transformation in how guests purchase their food. Credit cards, mobile wallets, and other forms of digital payment solutions have increased in popularity among guests, who are continually seeking more efficient and seamless experiences. Cash sales as a percent of total sales through our platform has declined from approximately 25% in 2015 to 15% prior to the impact of the COVID-19 pandemic in early 2020. As the diversity of how guests order, where guests eat, and the means guests use to pay continues to grow, restaurants must constantly adapt to support these trends.

While the demand for technology adoption in restaurants has increased over recent years, the industry is still considered a laggard with one of the lowest levels of digitization across all sectors.29 Restaurants in the United States spent an estimated $25 billion on technology in 2019, which was less than 3% of their total sales.30 We expect the spend on technology to increase to $55 billion by 2024, closing the gap with other industries whose median technology spend as a percent of sales is approximately 5%.31 A June 2020 survey reported by Restaurant Technology News found that 18% of restaurants surveyed were planning to spend at least 25% more on technology compared to pre-COVID-19 levels, with another 15% planning to spend at least 10% more.

Though technology has become a necessity to address the challenges facing restaurants today, it can also create further complexities. Many restaurants have adopted a complex web of disparate point solutions, each of which is meant to address narrow use cases. As a result of this fragmentation,

26	National Restaurant Association, 2021 State of the Restaurant Industry, January 2021 (“National Restaurant Association”). See the section titled “Market and Industry Data.”
27

U.S. Bureau of Economic Analysis, “Gross Domestic Product (Third Estimate) GDP By Industry, and Corporate Profits, Fourth Quarter and Year 2020,” news release (March 25, 2021). See the section titled “Market and Industry Data.”

28	The Freedonia Group, a division of MarketResearch.com, Restaurants & Foodservice: United States, February 2020 (“Freedonia Group”). See the section titled “Market and Industry Data.”
29	McKinsey Global Institute, Digital America: A Tale of the Haves and Have-Mores, December 2015. See the section titled “Market and Industry Data.”
30

Hospitality Technology, 2020 Restaurant Technology Study, March 2020 (“Hospitality Technology”); Freedonia Group. $25 billion in restaurant spend on technology in 2019 is estimated by taking 2.7%, which is the average technology budget of restaurants as a percentage of revenue in 2019, and multiplying by $935 billion, which is the gross merchandise value of the U.S. restaurant and foodservice industry in 2019. See the section titled “Market and Industry Data.”

31	Flexera, 2021 State of Tech Spend Report (January 2021) © 2021 Flexera. See the section titled “Market and Industry Data.”

restaurants are unable to fully realize the power of technology and their data. According to Hospitality Technology’s 2020 annual restaurant technology study, the top challenge facing technology teams, cited by 39% of respondents, was feeling held back by legacy hardware and software systems.

What it Takes to Thrive

In order to thrive, restaurants must continually improve operational efficiency; deliver omnichannel experiences; personalize the guest experience; recruit, train, and retain talent; collect and leverage valuable data; and gain increased access to financial services.

•

Improve Operational Efficiency. Restaurants face a number of operational challenges, including high costs, hiring and training staff, attracting and retaining guests, and optimizing speed and efficiency, resulting in typical operating margins of 4-5%.[32]

A restaurant’s operations are made up of a number of distinct, complex processes that must work in unison for a restaurant to run efficiently. What was once a very manual, paper-based industry has gradually shifted to become more digital. To optimize for success, we believe restaurants must utilize technology to deliver differentiated guest experiences while also turning tables faster, reducing ticket times, improving employee retention, and optimizing operational costs. As the return on investment of technology products becomes increasingly apparent, more restaurants have turned to industry-specific software products to improve their operations. While these point solutions solve specific use cases, restaurants are left with a new problem: large inefficiencies from not having an integrated platform that connects all areas of the restaurant. According to a Hospitality Technology restaurant survey in 2020, 59% of respondents said that they plan to reduce the number of disparate technology systems to achieve their strategic objectives. Restaurants need a fully-integrated platform connecting front of house and back of house operations as well as on-site and digital channels to maximize their potential.

•

Deliver Omnichannel Experiences. Euromonitor projects that, in 2021, 40% of food service revenue in the United States will be from dine-in, 51% will be from takeout and drive-through, and 9% will be from home delivery.

With the proliferation of mobile devices, ordering platforms, and other new technologies, the number and variety of touchpoints between restaurants and guests continues to increase. While historically the restaurant industry relied on in-store dining, now more than half of U.S. consumers order delivery or takeout at least once a week, and 86% order online at least once a month, according to our research. Restaurants must take advantage of these additional touchpoints with guests to provide a seamless omnichannel experience that is economically sustainable over time. Guests expect their experience to be frictionless, convenient, and safe, regardless of whether they are ordering from their phone, computer, tablet, or in-person.

•

Personalize the Guest Experience. According to a study conducted by Harvard Business Review, when an emotional connection exists between restaurants and their guests, guest value can increase as much as 27%.

Great restaurant experiences are rooted in providing memorable services to guests that exceed their expectations. Empowered by data and insights into guest preferences, restaurants can utilize technology to provide a more personal guest experience across all channels. Today, the guest experience begins well before entering the physical location, as restaurants must utilize curated marketing and loyalty initiatives to most successfully drive

32	IBISWorld. See the section titled “Market and Industry Data.”

awareness, attract new diners, and retain existing guests. To be competitive, good food is simply not good enough. Restaurants need a platform that captures, shares, and manages guest data insights to better understand and engage their guests.

•	Recruit, Train, and Retain Talent. 51% of restaurant operators named hiring staff as a top challenge, according to our research.[33]

Employees are key to the guest experience. However, they often work long and intense hours, and restaurants struggle with high turnover. Employees can face high variability in the amount and timing of pay, and the focus on guest satisfaction can come at the expense of employee happiness. As a result of these challenges, staffing and retention is a fundamental issue in this industry. In 2019, before the COVID-19 pandemic, turnover was at roughly 79%, the highest level in over a decade on an annual basis,34 and the COVID-19 pandemic has only amplified hiring and retention challenges. Restaurants must keep up with trends in their own industry, competing industries, and the gig economy, and must find ways to innovate and deliver an enticing work environment. Similar to guest expectations, employee expectations have evolved. Employees now focus on flexible pay, access to benefits, and improved working conditions.

•

Collect and Leverage Valuable Data. According to a Boston Consulting Group study, data and analytics programs across top restaurants yield a 5-10% increase in revenue, a 10-15% reduction in store-level operating costs, and a 10-20% improvement in EBITDA.

Data is a powerful tool that restaurants can use to make smarter decisions across their operations. While data collection continues to become more and more common, the aggregation and synthesis of data across multiple sources is critical to maximizing its utility. Coupling a comprehensive technology platform with integrated payment processing provides a unified view of data across the mission-critical aspects of a restaurant’s operations, such as order details, credit card processing, accounts payable, guest insights, and employee timesheets, which can unlock powerful insights for the restaurant operator. For example, data can be used to help set menu prices, identify best-selling items, better understand guest preferences and employee effectiveness, implement and track effectiveness of new initiatives, and bring awareness to competitive advantages or areas of weakness compared to peers.

•

Gain Increased Access to Financial Services. According to an April 2020 survey conducted by PYMNTS, “Main Street” small- and medium-sized businesses had an average of only 24 days of cash buffer in reserve.

Restaurants often operate with thin margins, resulting in a need for increased and expedited access to capital. The fundamental business model of a restaurant deals with perishable goods subject to ever-changing seasonal and consumer trends. Historically, restaurants have had limited access to financial services, such as purchase financing, short-term working capital, and long-term banking solutions, and these limitations were further exacerbated by challenges accessing effective, forgivable relief early in the COVID-19 pandemic despite significant fiscal stimulus aimed at small businesses in the United States. As omnichannel ordering becomes increasingly prevalent and guests continue to shift away from paying in cash, restaurants will benefit from fully-integrated software and payments products that can simplify and streamline access to their revenue and improve the availability of capital through underwriting algorithms that are tailored to restaurants’ financial needs.

33	Toast, Inc., 2019 Restaurant Success Report.
34

U.S. Bureau of Labor Statistics, Job Openings and Labor Turnover Survey. Turnover percentage represents annual sum of monthly turnover percentages. Turnover is defined to include quits, layoffs and discharges, and other separations. See the section titled “Market and Industry Data.”

Limitations of Existing Restaurant Technologies

Existing legacy and point technologies face a number of critical limitations:

•

Inflexible and difficult to scale. Many existing technologies have a large upfront cost and are not cloud-based, making them rigid and difficult to use and update. This lack of flexibility adds to the challenge of operating in dynamic environments, resulting in limited reliability, scalability, and extensibility. The COVID-19 pandemic shed light on how quickly restaurant-focused technologies must adapt and showed that legacy and point offerings have limited ability to innovate operations at scale.

•

Lacking end-to-end capabilities. Point offerings address specific use cases and may not integrate seamlessly with other applications or systems, which can create operational and data silos. Integrating point offerings across a restaurant’s operations requires a significant amount of time and technical expertise that many restaurant operators may not have.

•

Not purpose-built for restaurants. Many existing offerings are industry-agnostic and lack the specific capabilities required by restaurant operators, such as menu configuration, guest customization and modifications, ingredient inputs, timing of orders, labor compliance, digital ordering, and complex course handling. Given these restaurant-specific challenges, technology partners must provide tailored solutions purpose-built to meet restaurants’ current and ever-changing demands.

•

Lacking data-driven insights. With limited integration across different systems and applications used to manage their operations, restaurants struggle to reliably collect quality data or cross-reference data from multiple sources. As a result, they cannot easily or effectively analyze, synthesize, and leverage the data necessary to drive meaningful insights on guests and operations to improve performance.

•

Poor onboarding and costly customer support. Many technology vendors do not consistently offer omnichannel, tailored support from restaurant experts that customers need given the fast-paced environment in which they operate. Furthermore, vendors are often more focused on their largest customers, and smaller restaurants with more limited resources often fail to get the support they need.

Our Platform

Our platform is purpose-built to drive success for the entire restaurant community. We provide our customers with a single platform that gives them the tools and features they need to run their business across POS, restaurant operations, digital ordering and delivery, marketing and loyalty, and team management. This suite of software and hardware products is integrated with our financial technology solutions, which includes payment processing and other products such as those provided by Toast Capital. In addition, we provide platform services that include reporting and analytics, multi-location management, and e-commerce capabilities for restaurants to access additional products in a self-service manner, as well as the Toast application programming interface, or API, and partner ecosystem, allowing our customers to seamlessly connect with other technology vendors.

As of March 31, 2021, our platform facilitated:

•	$9.0 billion GPV in the first quarter of 2021;

•	Nearly 4.5 million orders per day;

•	Up to 35 million touchpoints per day on these orders;

•	Up to 45 million items and order modifiers per day; and

•	Over 72,000 connections to approximately 150 partners used by over 29,000 of our restaurant locations.

Better Together: The Toast Ecosystem

Our platform benefits from powerful network effects, which we often highlight with the term “better together”. We believe this mantra manifests in the following ways, each driving the success of our stakeholders and, in turn, the Toast platform:

•

Our fully-integrated, end-to-end platform offers unique advantages. Rather than simply stringing together multiple point solutions, we integrate these products into a single platform. This tightly integrated platform has positive network effects for our customers. For example, a customer that purchases Toast Go handheld hardware may not only see faster table turns, improved sales, and greater tip volume for employees, but can also capture real-time guest feedback and gather email contacts through the adoption of digital receipts. These insights can then power guest marketing solutions that drive repeat sales and guest referrals. Similarly, when a guest places an order through Toast’s online ordering service, the guest may sign up for a restaurant-specific loyalty program, which can drive future dine-in visits through targeted promotions such as “double point weekdays”. These are just two examples that demonstrate the benefits and value proposition we can deliver to our customers with a fully-integrated suite of products that address restaurants’ end-to-end needs. As customers have realized the value of our full platform, we have seen them adopt more Toast products. As of March 31, 2021, approximately 46% of Toast locations used four or more products, on top of our integrated POS and payments solution, up from approximately 36% as of March 31, 2020 and 27% as of March 31, 2019.

•

We benefit the entire restaurant ecosystem. The benefits of Toast to each stakeholder in the restaurant ecosystem bolsters the success of all. The result is a virtuous cycle between restaurants and their stakeholders. For example, because Toast helps restaurants create a more seamless guest experience, guests often spend more and are more likely to return to the restaurant, allowing the restaurant to further invest in the guest experience. Similarly, higher spend from happier guests is correlated with higher wages for employees, which in tandem with the wage and benefits access enabled by our products, drives happier employees, lower turnover, improved quality of service, and enhanced operational efficiency.

•

We grow as our customers grow. The success and engagement of the restaurants and communities we support lie at the heart of our business model. As restaurants become more successful, driving repeat guest visits and improved employee retention, we benefit from the growth in GPV and increased adoption of our products. In addition, as our customers prosper, they tend to open new locations, adopt the Toast platform at more locations, increase the total number of Toast products purchased, and grow the breadth, depth, and potential of their guest data. The resulting scale of our financial profile allows us to reinvest in new product development, customer acquisition, and customer support – all of which further promote restaurant success as we continue to innovate across the restaurant ecosystem.

Our Competitive Strengths

We believe the key ingredients to building a leading platform for the restaurant industry and driving our continued expansion in reach and impact within the restaurant ecosystem are the following:

•

Product depth and breadth. We founded Toast on the belief that restaurants are best served by a single platform that is purpose-built for the distinct demands of operating a restaurant. For example, our software addresses workflows that are unique to the restaurant industry, such as highly customizable orders, check splitting, and tip distribution. Our ruggedized hardware can withstand the high-pressure environment of the lunch or dinner rush. This deep specialization is a key competitive differentiator. Toast replaces what was historically a wide range of disconnected point solutions, horizontal platforms, and manual processes with a fully-integrated, end-to-end platform.

•

Culture of continuous innovation. We have a hunger for innovation and a long-standing track record of product launches that address continuously evolving restaurant needs. For example, we launched Online Ordering in 2014 to enable restaurants to grow their off-premise sales, built the Toast Go handheld POS in 2018 to streamline waitstaff operations by providing real-time menu information at their fingertips and improve table turn time, and launched Order & Pay in 2020 to give guests the ability to safely and conveniently order and pay at the table using their own mobile device. Our product roadmap is informed by our conversations with the restaurant community about their needs as well as by the visibility we have into the broader restaurant technology ecosystem through our data and third-party integrations.

•

Differentiated go-to-market strategy. Toast’s platform is built by people who know, and are passionate about, restaurants. As of March 31, 2021, approximately two-thirds of our employees have previously worked for a restaurant. We pair in-market sales teams that are closely aligned with their local restaurant community with an extensive thought leadership and content program that has powered Toast’s rapid growth in brand awareness and built Toast’s brand as an advocate and invaluable resource for the restaurant industry. As a result, over the twelve months ended March 31, 2021, nearly two-thirds of new locations added to the Toast platform came inbound across organic, paid, field, and referral channels, with over one-fifth joining as referrals from other restaurants and partners.

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Unwavering commitment to restaurant success. Our customers’ success is bolstered by our combination of tailored onboarding services, differentiated customer support, and easy-to-use product design that supports intuitive in-product navigation and self-service by customers. In addition, our field-based sales team fosters relationships with local restaurants, acting as a trusted advisor to our customers and celebrating with them when they succeed. Driven by our love of restaurants, we believe we are a true partner to the restaurant community and that our success is mutually reinforcing.

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Modern, cloud-based platform approach. With the ubiquity of modern mobile and cloud applications, a frictionless user experience has become critical to engaging both guests and employees. Toast’s platform pairs easy-to-use, intuitive user interfaces with a highly scalable modern cloud architecture. Our software infrastructure is cloud-hosted and mobile-first, providing a user experience that is flexible and configurable to diverse restaurant environments.

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Unmatched data-driven insights. Each day, Toast’s platform handles an average of nearly 4.5 million orders across up to 35 million touchpoints, such as orders entering the system, kitchens fulfilling orders, and guests paying from the table. With unique visibility into restaurant, guest, and employee insights, we are able to provide advanced analytics for restaurant operators and make informed decisions on our product development pipeline.

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Powerful partner ecosystem. In addition to our own products, our platform is augmented by our ecosystem of partners. This ecosystem includes large national food and beverage suppliers, technology partners across a broad spectrum of solutions, and local partners such as accountants, attorneys, and consultants, among others. Restaurants utilizing the Toast platform typically pay a monthly software service fee to access our full technology partner network through the API module, which is included in our subscription services revenue. Additionally, we have revenue sharing agreements with select partners under which we receive a revenue share on either a per-transaction basis or percentage-basis of dollars earned by our partners. These revenue sharing arrangements have historically comprised less than 1% of our annual revenue. As of March 31, 2021, over 29,000 locations on Toast utilized our partner ecosystem, connecting with an average of 2.5 partners, up from 2.0 as of March 31, 2020.

Why Our Stakeholders Win with Toast

Toast empowers restaurant operators to succeed in the digital age. To do so, restaurants must serve a wide range of stakeholders. We believe that when restaurant operators succeed, employees and guests also benefit, which in turn fuels rapid growth for restaurants.

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We help restaurants streamline operations and drive sales. Through Toast’s integrated platform, customers spend less time managing disparate point solutions, enabling them to spend more time serving their guests, leading their teams, and growing their businesses. For example, our handheld POS and contactless ordering solutions make it easier for guests to order or pay in a safe, convenient, and efficient way. When we help restaurants streamline operations, guests can benefit from reduced wait times and more accurate orders, which helps drive greater sales for restaurants.

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We enable restaurants to drive off-premise sales and improve profit margins through first and third-party channels. Our commission-free online ordering software simplifies the digital ordering experience for guests, increases order accuracy, and allows restaurants to reduce reliance on third parties. We also enable restaurants to offer delivery services for their guests through their own fleet of drivers, through flat-fee Toast Delivery Services utilizing a partner network of delivery drivers, and through POS integrations with third-party delivery providers. Our software connects online channels, point of sale, menu management, and kitchen operations in real-time, allowing for smoother operations.

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We provide access to insights, data, and tools to attract and retain guests through marketing, loyalty programs, and guest data. Through our platform, restaurants gain access to guest insights and advanced analytics that they can use to build direct relationships with their guests and drive repeat visits, increased loyalty, and higher sales. This has become especially critical with the shift to off-premise dining, as third-party delivery platforms can disintermediate a restaurant’s direct relationship with their guests. Leveraging our data-driven insights, we provide marketing and loyalty solutions which can generate tailored recommendations and deals for guests.

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We save restaurants time onboarding and managing employees, while enabling improved productivity and higher pay for employees. We believe that we empower employees to focus on critical restaurant tasks, making them more efficient and less frustrated. Our platform enables reduced ticket times, higher sales and tips, and as a result, higher pay for the restaurant’s employees over time. Through our team management products, restaurants are able to manage payroll efficiently, leading to timely and accurate access to wages for employees. All of these benefits enable our customers to improve employee retention. Moreover, our onboarding process, including training and ongoing support through our customer success team, makes adopting the Toast platform easy.

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We provide hard-to-access capital via purchase financing and lending, while integrating payment processing to enable better data visibility and more efficient operations. Toast provides a fully-integrated software and payments platform that enables our customers to securely accept payments, while also providing valuable data-driven insights and driving our guest engagement programs. In addition, we provide financing solutions that minimize upfront costs for restaurants and offer working capital loans in a fast and flexible manner through Toast Capital. We believe Toast Capital is uniquely qualified to underwrite and competitively price loans that range from $5,000 to $100,000 to eligible Toast customers by using patented systems for loan origination that incorporate data science models, historical point of sale data, and payment processing volume.

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We have their back. Driven by our mission, we invest heavily in ongoing customer success through a combination of tailored onboarding services, customer support, and easy-to-use product design that supports intuitive in-product navigation and self-service by customers. Our field-based go-to-market engine also generates deep local insights in our communities and helps us quickly address our customers’ questions and concerns, and we apply these insights to the research and development of new products to continue to meet the industry’s evolving needs.

Our Opportunity

The restaurant industry has lacked a clear technology category leader and has been categorized by fragmentation and historically slow adoption of technology. We are now seeing a shift in the use of technology alongside a preference for a single, integrated, digital-first technology platform, resulting in a significant opportunity for Toast. Restaurants in the United States spent an estimated $25 billion on technology in 2019, or less than 3% of their total sales.35 We expect the spend on technology to increase to $55 billion by 2024, as technology spend as a percent of restaurant sales closes the gap with other industry verticals. We believe our total addressable market, or TAM, is closely aligned with, and encompasses the vast majority of, this restaurant spend.

We estimate our current serviceable addressable market to be approximately $15 billion. We calculate this figure by adding the opportunities across our software and financial technology products. Our software addressable market is calculated by multiplying the average annual subscription revenue per location per product by the estimated number of restaurant locations in the United States. We determined the estimated number of restaurant locations in the United States to be approximately 860,000,36 which includes restaurants across all segments, given we serve restaurants of all types and sizes ranging from single-location restaurants to larger multi-location brands. The opportunity for payments recurring run-rate is calculated by multiplying the estimated non-cash restaurant sales in the United States for 2021 by our average take rate of approximately 60 basis points (measured as a percentage of GPV). Lastly, we estimate the Toast Capital opportunity by multiplying an estimated $29.5 billion of outstanding U.S. public banks’ restaurant loans as of March 31, 202037 by the average annual interest rate on small business loans of 2.6% to 7.1%.38

We expect our market opportunity will continue to expand as we develop new solutions that address the distinct and evolving needs of a diverse market. Additionally, our current TAM does not consider the substantial opportunity to provide our products and services to international locations, which we have not pursued to date. With an estimated 22 million restaurant locations globally with greater than $2.6 trillion in revenue,39 we estimate that our global TAM is at least twice as large as the domestic opportunity, given there is nearly four times as much global spend and even more opportunity

35	Hospitality Technology; Freedonia Group; and related explanation (footnote 30). See the section titled “Market and Industry Data.”
36

IBISWorld. Estimated 2021 U.S. restaurant locations includes single location full-service restaurants, fast food restaurants, chain restaurants, coffee shops, bars & nightclubs, and caterers, and excludes food service contractors and street vendors. See the section titled “Market and Industry Data.”

37	S&P Global Market Intelligence, US Banks Disclose Exposure to Restaurant Industry Hard-Hit by COVID-19, May 2020. See the section titled “Market and Industry Data.”
38	Federal Reserve Bank of Kansas City, Small Business Lending Survey, March 2021. Average annual interest rate as of the fourth quarter of 2020. See the section titled “Market and Industry Data.”
39	Euromonitor International Consumer Foodservice 2021 (Foodservice Value RSP, YoY ex rates, Current Prices). See the section titled “Market and Industry Data.”

in terms of location count. Though the COVID-19 pandemic has had a short-term impact on our serviceable market, it has also increased the need for end-to-end restaurant technology platforms as the volume of restaurant transactions over digital platforms has increased and there is now a heightened preference for safe, frictionless, and contact-free experiences both in-store and off-premises. Additionally, new restaurants are expected to open and replace restaurants that were closed during the pandemic, and this wave of restaurant openings presents substantial opportunities for Toast’s continued rapid growth as restaurants seek to find the right end-to-end platform to support their growth.

Our Growth Strategy

Our strategy is to continue to invest in areas that align with our customers’ needs and our own growth objectives. We expect that both we and our customers will continue to realize the value of our network as we continue to grow in scale, make enhancements to our technology, offer more products and services, and help our restaurants increase revenue while saving time and money. Toast both drives and benefits from the success of our customers—when restaurants grow, Toast grows through higher payments volume and increased adoption of our full platform.

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Fuel efficient location growth with both new and existing customers. Despite our rapid growth and scale, we estimate that our current locations account for only about 5% of restaurants in the United States. We also expect that new restaurants that open in the aftermath of the COVID-19 pandemic will seek innovative and end-to-end technology solutions to manage their operations. We therefore believe there is a substantial opportunity to grow our location footprint. To that end, we intend to invest in various strategic areas, such as our field-based go-to-market engine, customer success through a combination of tailored onboarding services, customer support, and intuitive product design, as well as research and development of new products to continue to meet the industry’s evolving needs. We also expect to continue to see significant location growth among our existing customers, both as they open new locations and as we continue to roll out the Toast platform to more of our customers’ existing locations.

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Increase adoption of our full suite of products. We believe that we are well-positioned to sell additional products to our existing customers through a combination of sales and marketing efforts and product-led growth. We believe our end-to-end, integrated platform approach is well-suited to a customer base that has historically struggled to adopt technology at the same pace as other industries due to a lack of dedicated information technology resources.

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Invest in and expand our product platform. We intend to continue to invest in research and development to expand the functionality of our current platform and to broaden the subscription services and financial technology solutions we offer. We believe our proven track record and continued strategy to build products that directly address key pain points for our stakeholders will differentiate us and help grow our addressable market. We also believe we have an opportunity to expand the ways in which we leverage the data on our platform to help our customers succeed.

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Further develop our partner ecosystem. Toast’s integrated SaaS platform currently connects customers to approximately 150 partners, providing them with the tools and features they need to run their business. We intend to continue expanding our technology and channel partnerships to deliver even more value to our customers and increase the strategic nature of our platform. Today, we have partnerships in place across a spectrum of solutions that include employee management, reservations, inventory, accounting, security, analytics, marketing and customer relationship management, loyalty, mobile pay, gift cards, online ordering, and digital signage.

•	Selectively pursue inorganic growth. We intend to selectively explore inorganic product and technology growth opportunities to build out our portfolio and strengthen our ecosystem advantage. We believe that the scale of our partner ecosystem provides additional visibility into what products would be most valuable to our stakeholders. For example, in July 2019, we announced the acquisition of StratEx to simplify and optimize payroll, one of a restaurant’s largest single expenses, while leveraging our existing capabilities in timeclock and attendance. Additionally, in June 2021, we announced the acquisition of xtraCHEF to enable our customers to improve operational efficiency and financial decision-making through restaurant-specific invoice management software that helps track and record expenses.

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Expand internationally. We believe there is a significant opportunity to expand usage of our platform outside of the United States. To date, we have not made any significant investments in growing our presence internationally. We intend to add international sales team members to address this market opportunity alongside targeted research and development efforts based on local market dynamics.

Our Response to COVID-19

The COVID-19 pandemic has had a dramatic impact on the restaurant industry. As a result of state-mandated decisions to shutter in-store dining in March 2020, weekly same-store restaurant sales nationwide plummeted nearly 75% virtually overnight. As a leading platform for the restaurant industry, Toast took immediate steps to help restaurants navigate the crisis, transition to off-premise dining through existing products such as Online Ordering and new product launches, and call much needed attention to an industry in need of guest and government support.

During the course of the pandemic, and driven by our mission to help restaurants thrive, our team of passionate Toasters accomplished the following:

Rapid acceleration of product release

To help restaurants navigate the immediate impact of the COVID-19 pandemic, we accelerated a number of planned product launches and introduced new product lines.

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As a result of the pandemic, restaurants became highly dependent on off-premise dining. To help restaurants navigate this shift, save on third-party commissions, and build a direct relationship with their guests, we launched Toast Delivery Services, offering delivery through Toast Online Ordering and the Toast TakeOut app. Toast Delivery Services is a flat-fee solution for restaurants that enables them to manage their delivery margins while collecting and retaining their guest data, which otherwise may not be shared for orders placed through third-party delivery platforms.

•	In addition, we launched Toast Now, a digital-only platform for restaurants of all sizes to quickly activate online ordering, delivery, gift card, and email marketing capabilities.

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Finally, in response to greater guest sensitivity to health and safety in light of the COVID-19 pandemic, we launched a suite of contactless payment solutions including Order & Pay. With Order & Pay, restaurants can allow guests to order and pay at the table via a unique QR code at their convenience. Restaurants using this solution were able to increase speed of service and drive sales while also collecting valuable guest insights and providing a safer dining experience.

Advocacy for the entire restaurant industry

We also took steps during the pandemic to provide restaurants with much needed access to expense relief and operating capital, and built an advocacy program to encourage community and federal support.

•	The first steps that we took on behalf of the industry included a decision to waive subscription fees of over $20 million for our entire customer base.

•	We combined this with the launch of a grassroots campaign, called Rally for Restaurants, that encouraged consumers to buy gift cards and order takeout to support the restaurant industry.

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As part of Rally for Restaurants, we also partnered with a coalition of Toast customers, partners, and lobbyists to call on Congress to act on behalf of the restaurant industry, leveraging proprietary data to support the need for focused relief. We believe our sustained actions throughout 2020 played a role in the eventual development and passing of the $28.6 billion Restaurant Revitalization Fund.

We recognize that the COVID-19 pandemic continues to have a significant impact on communities across the world, and we are fully committed, as we always have been, to investing in and supporting our restaurants, their employees, and the communities they serve.

Our Products

Toast’s end-to-end platform powers the entire restaurant community. Our extensive and customizable portfolio of vertically integrated products and solutions democratizes technology for restaurants of all types and sizes. Our portfolio spans seven product categories: point of sale, restaurant operations, digital ordering & delivery, marketing & loyalty, team management, financial technology solutions, and platform & insights. Alongside this platform, our commitment to customer success drives a differentiated customer experience, powers operational innovation, and enables our and our restaurants’ long-term growth and success.

As restaurants adopt more of our platform, our solutions work better together to drive even more success for them. For example, when a restaurant switches from pen and paper to using Order & Pay, they collect guest data that was previously not available to them. This guest data can then fuel our marketing solutions, increasing the likelihood of a return visit to the restaurant or driving the guest to the restaurant’s online ordering channel with Toast, eliminating a third-party commission that can be as high as 30% and driving incremental margin for the restaurant.

Point of Sale

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Software. Our Android-based software has been custom-built for the restaurant industry and is the foundation that powers each of our vertically integrated solutions. Our proprietary software enables seamless connectivity across restaurant operations, guests, and employees, and drives a differentiated dining experience.

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Toast POS: Our core software module supports our intuitive hardware products to reduce wait times, optimize operations, and seamlessly handle payments. Toast POS is easy to use, leveraging consumer technology, allowing restaurant employees to quickly get up to speed on the software and seamlessly use it throughout their day. We provide color coded tables and kitchen tickets, mobile alerts, and guest text messaging to help keep restaurant staff on top of their service. For example, when a dish is ready, kitchen staff can alert the server right on their Toast Go or send a text message directly to a guest for a pick-up order.

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Toast Order & Pay: Toast Order & Pay allows guests to order and pay directly from their mobile devices, which provides greater peace of mind by minimizing the need for physical contact throughout their entire restaurant experience, while driving sales, optimizing staffing, capturing guest insights, and reducing table turn times.

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Hardware. Our restaurant-grade hardware is custom built from the ground up to withstand the rigors of a restaurant, combining durability needed for the restaurant environment, including water and heat resistance, with aesthetically pleasing designs and in-store branding, serving as the tool that helps deliver our end-to-end solutions.

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Toast Flex: Our proprietary hardware can be used for on-counter order and pay, but can also be used as a server station, guest kiosk, kitchen display system, or order fulfillment station, allowing the restaurant to “flex” our hardware to fit their specific needs.

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Toast Go: Our fully-integrated, handheld POS device enhances the guest experience and improves table turn times through tableside ordering and payment acceptance. The Toast Go enables real-time menu updates, accelerated service, easy and accurate ordering, and contactless payments – all of which have been essential in supporting outdoor dining and curbside pick-up during the COVID-19 pandemic.

•	Toast Tap: Our proprietary card reader supports NFC, EMV, and MSR payments, and creates a frictionless experience for our guests.

Restaurant Operations

•	Software

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Kitchen Display System: Our proprietary Kitchen Display System software seamlessly connects the front of the house with the kitchen staff so they can focus on what they do best – delivering amazing meals. Our software fully integrates all ordering stations with the kitchen, automates firing by prep time, and instantaneously notifies servers when orders are ready.

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Menu Management: Menu management software allows our customers to easily update menus themselves, with the ability to centrally manage across multiple locations and channels, including online ordering and delivery, in real time. From any device, a manager can make changes such as removing sold out items or updating specials. Menu data allows restaurants to analyze trends in item sales and identify high performing and low performing menu items.

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xtraCHEF by Toast: xtraCHEF by Toast is restaurant-specific invoice management software that digitizes invoices and connects them with data that includes sales and supplier costs to give restaurants transparency and actionable insights in order to improve operational efficiency and financial decision-making. This solution automates the accounts payable workflow, which reduces the time spent by restaurants on manually intensive data entry and streamlines the reconciliation of invoices for accounting and vendor payments. In addition, these tools are augmented with native inventory and recipe management modules to further streamline operational management.

•	Hardware

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Toast Flex for Kitchen: Toast Flex for Kitchen is a larger format, mountable piece of hardware that can be used as a kitchen screen or order fulfillment station to help restaurants run their kitchens smoothly. Heat and water resistance allows the Toast Flex for Kitchen to stand up to real-world use in the kitchen.

Digital Ordering & Delivery

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Toast Online Ordering & Toast TakeOut. Our commission-free online ordering and consumer Toast TakeOut application simplifies the digital ordering experience for guests, increases order accuracy, and allows restaurants to reduce reliance on third parties for driving online orders. By providing restaurants with a software-based platform to take commission-free off-premise orders directly through their own branded website, we reduce phone orders, minimize double entry and other costly errors, and optimize the balance between dine-in and takeout. Our software connects online channels, point of sale, menu management, and kitchen operations in real-time, allowing for smoother operations.

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First-Party Delivery, Toast Delivery Services, & Toast Delivery Partners. Toast enables restaurants to offer delivery services in a variety of ways that can be tailored to their needs and operations. With first-party delivery, restaurants can manage their own fleet of drivers and customize delivery hours, zones, fees, and minimum ticket sizes. Toast Delivery Services, or TDS, enables restaurants to utilize a partner network of delivery drivers so restaurants can offer delivery to guests without needing their own fleet. With TDS, restaurants are charged a flat fee that can be passed through at custom rates to their guests. These capabilities empower restaurants to better manage their delivery margins, while retaining access to their guest data. Finally, through Toast Delivery Partners, we provide POS integrations for restaurants using third-party delivery services to streamline order intake, eliminate the need for extra third-party tablets, and sync menus in real-time.

Marketing & Loyalty

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Loyalty & Gift Cards. Toast has designed a suite of guest-focused products, including loyalty programs and branded gift cards, to enhance a restaurant’s cash flow by driving further engagement with their guests. Our credit-card linked loyalty program automatically accrues points each time the guest swipes their card, and offers can be customized by the restaurant to drive repeat visits and increased spend over time.

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Marketing. Our powerful, data-driven insights are used by our restaurants to foster their guest touchpoints. Our restaurants can easily create and send email campaigns to their list of loyalty members and guests based on POS data such as visit frequency and spending patterns that are automatically built through daily guest interactions across our product suite.

Team Management

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Payroll & Team Management. Employee performance and satisfaction are some of the most important elements of a restaurant’s success. We have created a centralized hub that streamlines the entire hiring, employee management, and payroll process. Integrated POS and payroll creates a single employee record across systems, allowing for hours, tips, and employee data to synchronize seamlessly and helping managers get valuable time back.

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Partner-Enabled Products (Insurance & Benefits). Toast offers workers compensation, business owner policy (BOP) insurance, and restaurant-specific add-ons such as liquor liability insurance, as well as a simple, automated 401k option for restaurants and their employees through our partners—simplifying the procurement process for restaurants and providing much-requested benefits to their teams.

Financial Technology Solutions

•	Payment Processing. Toast provides a fully-integrated platform that enables our customers to securely accept and process payments, while also providing valuable data-driven insights and driving our guest engagement programs. We maintain competitive and clear pricing, our systems are in compliance with PCI Security Council standards, and our hardware supports EMV and NFC payment technology.

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Toast Capital. The restaurant industry has historically been underserved by financial institutions, and lack of access to capital is a common reason why restaurants fail. Toast Capital offers restaurants fast and flexible funding via loans advanced by our bank partner that are repaid with interest through a daily holdback of credit card receipts. We are uniquely positioned to offer capital to our restaurants using patented systems for loan origination that incorporate data science models, historical point of sale data, and payment processing volume, and have created a straightforward process that can deliver urgently needed funds as soon as the next business day.

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Purchase Financing. We also offer a number of ways for customers to finance the upfront cost of Toast products, often one of the largest barriers to switching to or purchasing a new POS system. Our programs include 0% interest financing for investments made in Toast products. The flexibility we offer has had a measurable impact on our rapid location growth.

Platform & Insights

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Reporting & Analytics. Our differentiated software and financial technology ecosystem underpins our data collection and analytics capabilities, providing insights and reporting on real-time sales, menu, and labor data, and allowing our customers to analyze their results and improve performance over time. Our cloud-based reporting enables access to performance data regardless of physical location, and our automatic nightly email sends key business metrics directly to our customers, sharing the critical daily insights they need to successfully operate their business. We estimate that on any given day, approximately two-thirds of Toast locations engage with reporting in their restaurant dashboard.

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Toast Partner Connect and APIs. Toast’s partner ecosystem allows our customers to customize their technology stack to meet their business needs, choosing from a curated portfolio of approximately 150 partners that deliver a broad spectrum of specialized solutions ranging from accounting to waitlists. Toast Partner Connect is a portal within Toast that allows customers to discover, select, and seamlessly connect their restaurant to our partners. Our suite of bi-directional APIs connects our partners to our workflows and data, and also allows our customers to connect custom applications and software to our ecosystem.

Our Technology

We empower our customers to take control of their operations by utilizing our proprietary technology that spans across our products. Each of our products is built on Toast’s shared platform infrastructure and services. This platform layer provides common capabilities and reusable components, allowing a streamlined, integrated customer experience to be built efficiently by our independent teams.

Our technology platform includes:

Software, cloud-based services, and partner ecosystem

•	Reliable cloud services. Our highly scalable, services-based, multi-tenant architecture runs on Amazon Web Services (AWS), and maintained 99.98% core platform uptime in 2020.

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Offline POS capabilities. In the event of an internet or network disruption, Toast’s offline POS capabilities provide essential continuity of operations. This allows customers to continue to place orders, print tickets and receipts, and take credit card payments. In this offline mode, all credit card information is securely encrypted and stored on the Toast device until it regains connection.

•	Partner APIs. Toast has curated a portfolio of approximately 150 restaurant technology partners that utilize Toast APIs to deliver a broad range of specialized solutions.

Payments

Toast provides fast and secure, integrated payment processing through its POS devices, standalone contactless reader (Toast Tap), and online ordering applications.

•	Security and compliance. Toast is a PCI-DSS Level 1 service provider and PA-DSS validated payments application. All card processing systems adhere to strict PCI security policies and procedures.

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Reliability. We leverage our extensive on-the-ground experience to provide a reliable payments experience that is resilient to issues with restaurants’ networks or internet service providers as well as Toast’s own cloud platform.

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Flexible omni-channel capabilities. Toast provides in-store, digital, and partner payment capabilities. In-store payments through the Toast integrated card reader and Toast Tap support card dipping, tapping, and swiping as well as Apple Pay, Google Pay, and Samsung Pay, with fraud detection capabilities to minimize transaction risks. Using Toast-provided payments across channels simplifies our customers’ experience, providing them with a single daily deposit of funds and consolidated reporting for easier accounting.

Hardware

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Full-service hardware to power all operations. Toast offers a unique line of purpose-built, restaurant-grade hardware, including POS terminals, handheld devices, kitchen display screens, card readers, guest display devices, printers, and networking equipment.

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User-friendly, durable, and designed to last. Our custom-designed hardware is pre-configured to enable self-installation with limited support and is created to be spill- and drop-proof with a long battery life to withstand the rigors of the restaurant environment.

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Device management. Our hardware utilizes the open-source Android mobile operating system which enables us to freely distribute the operating system to the Toast terminal and handheld devices. Proprietary management tools allow Toast to safely and efficiently upgrade POS software and device firmware as well as to monitor the health of devices across the fleet.

Sales and Marketing

The restaurant industry is an extremely local industry. Restaurant operators purchase everything from food and alcohol to equipment and table linens from individuals that they know and trust. Our sales and marketing motion is designed from the ground up to integrate into this dynamic by combining a high-volume marketing engine with a localized and consultative sales force.

We start with in-market sales teams that are deeply familiar with, and trusted by, the local community. This deep knowledge of the local food and beverage scene provides us with a competitive advantage. Our sales team is organized by three main functional areas: an acquisition team that is focused on new location growth and organized by restaurant size, an upsell team that focuses on our customer community, and a growth team focused on sales enablement and operations.

We maintain high levels of sales productivity by investing in a high growth marketing organization that is organized into five primary functions: Brand & Demand Generation, Customer Marketing, Product Marketing & Pricing, Web & e-commerce, and PR & Communications.

To generate and capture demand we invest heavily in the primary discovery channels for restaurant operators. This includes a rich content library that allows Toast to maximize organic reach through SEO optimization, data-driven paid programming, and a robust referral network that is the source of over one-fifth of new Toast locations. We combine our demand generation efforts with pricing and packaging that is designed to increase platform adoption and simplify the buying process for restaurants. This approach provides multiple entry points into the Toast platform ranging from a single terminal point of sale to a multi-product setup for a complex restaurant.

As of                , we had                team members across sales and marketing. We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Customer Success

Our customer success team supports our customers through their entire lifecycle beginning with onboarding and extending to ongoing customer care, including product enablement and education around industry best practices. We invest in scalable and efficient onboarding solutions that offer a differentiated customer experience. We currently offer on-site, remote, and self-guided implementation options to our customers. To better serve the growing sophistication of our customers and improve the upfront cost burden, we launched a remote onboarding offering in 2019. We have since scaled remote installations to represent the majority of our onboarding efforts.

We offer multi-channel customer support 24 hours per day, 7 days a week, 365 days per year via chat, phone, or web. We built our entire platform to be cloud-based, so our customer success team can provide seamless support remotely. Due to the end-to-end nature of our platform, we offer restaurants a single point of contact for any issues across their entire technology stack. We invest significantly in customer support and consider these investments to be a key competitive differentiator.

As of                , we had                employees on our customer success team.

Research and Development

Our product development strategy is based on typical inputs such as market and user research, routine strategy planning, and iterative financial analysis, but it is first and foremost based around our customer obsession and mission of empowering the restaurant community to delight guests, do what they love, and thrive. We believe strongly that this customer obsession and innovation on their behalf is the best long-term product strategy to help our customers outperform, and this drives both the products we build and the partnerships we create within the restaurant ecosystem.

We organize our team with a full-stack development model, integrating product management, engineering, analytics, data science, and design. We develop our products in three primary research and development locations: Boston, Chicago, and Dublin. Each location has a combination of product management, user experience design, software engineering, and quality assurance personnel. As of                , we had                employees in our research and development team.

Our Competition

The markets in which we compete are competitive and evolving rapidly. Our platform combines functionality from numerous product categories, and we therefore compete in each of these categories:

•	with respect to cloud-based point of sale platforms, we primarily compete with Square Inc., Touchbistro Inc., Clover Network Inc., and Lightspeed POS Inc.;

•	with respect to legacy point of sale platforms, we primarily compete with Oracle Corporation – Micros, NCR Corporation, and PAR Technology Corporation;

•	with respect to payments solutions, we primarily compete with Heartland Payment Systems, Inc., Shift4 Payments, Inc., Fiserv, Inc, and FreedomPay, Inc.; and

•	we also compete with point technology providers with products addressing specific front of house or back of house operations. Many of these point technology providers integrate with our platform.

We compete on the basis of a number of factors, including:

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the ability to provide an end-to-end software and financial technology platform specifically designed to meet the existing and future technology needs of prospective customers, including comprehensive partner ecosystem integrations;

•	product performance, flexibility, ease of use, security, scalability, and reliability;

•	brand recognition, reputation, and customer satisfaction;

•	the availability and quality of support and other professional services, including the ability to onboard prospective customers in a timely and cost-efficient manner;

•	the ability to operate and support all geographic markets specified by the prospective customer; and

•	the ability to integrate systems seamlessly and at low costs to provide important data insights.

We believe that we compete favorably with respect to these factors. However, many of our competitors have greater financial, technical, and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new market entrants, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Related to Competition, Sales, and Marketing.”

Our Employees, Culture, and Values

Core to our success is our passionate and diverse team of over 1,800 Toasters, led by a skilled and experienced leadership team with a proven track record of scaling leading platforms and organizations. With approximately two-thirds of our employees having previous work experience in the restaurant industry, we are truly driven by a love for amazing food, a love for delightful experiences, and a love for the diverse community that restaurants represent. We consider our unique culture, manifested in the following five values, to be core to our recipe for success:

•	One team. The best way to serve our community is by solving problems together and sharing lessons along the way. We have each other’s back, respect one another, and embrace our differences.

•	Lead with humility. We believe that great ideas come from anywhere or anyone, regardless of tenure, title, or background. Open and honest feedback is a gift to be acted on.

•	Embrace a hospitality mindset. Empathy is our default. We strive to make everyone, from customer to employee to guest, feel welcomed and included.

•	Always be hungry. We believe no problem is too big to solve if we remain hungry for innovation, growth, and big ideas. We challenge the status-quo and take risks to help our community thrive.

•

Be driven with purpose. We deliver results with integrity. Challenging work is rewarding work, and getting things done requires determination and resiliency mixed with a healthy dose of fun. Toasters are creative problem-solvers who hold each other accountable to get the job done.

Driven by our commitment to local communities, in 2019 we launched a philanthropic branch, Toast.org, dedicated to solving critical food issues that impact communities across the United States. We have also embraced Pledge 1%, and plan to prioritize our efforts towards causes that include minority-backed restaurants, food hunger and equality, and issues across the entire food ecosystem.

Intellectual Property

We rely on a combination of trade secret, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business.

We have also developed a patent program and a strategy to identify, apply for, and secure patents for innovative aspects of our platform and technology. As of March 31, 2021, we have 21 U.S. patent applications allowed/granted, and in addition we have 57 U.S. patent applications pending. Our issued patents are estimated to expire between 2034 and 2039. Such expiration dates may vary based on a variety of factors, including benefit claims, term adjustments, and/or extensions as well as the timely payment of maintenance fees. We also have 1 PCT Patent Cooperation Treaty patent application outside of the United States. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some trademarks and numerous pending trademark applications in U.S. jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.toasttab.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See the sections titled “Risk Factors,” including the section(s) titled “Risk Factors—Risks Related to Our Intellectual Property” for a description of the risks related to our intellectual property.

Our Facilities

Our corporate headquarters are located in Boston, Massachusetts and consist of approximately 185,838 square feet of office space under a lease that expires on December 31, 2029, subject to an option to extend the lease for two periods of five years each.

We maintain additional offices in: Dublin, Ireland; Chicago, Illinois; Omaha, Nebraska; and Reno, Nevada. We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to secure additional space, as needed, to accommodate expansion of our operations.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Government Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. As more fully described below, certain of our services also are, or may be in the future, subject to the laws, rules, and regulations that are related to acceptance of credit cards and debit cards, payments services (such as payment processing and settlement services), including laws concerning consumer financial protection, anti-money laundering and escheatment. We also are, or may be in the future, subject to rules promulgated and enforced by multiple authorities and governing bodies in the United States, including federal, state and local agencies, payment card networks and other authorities. These descriptions are not exhaustive, and these laws, regulations, and rules frequently change and are increasing in number.

BSA and FinCEN Regulation

Certain of our payment technology solutions are or may become subject to anti-money laundering laws and regulations under the BSA. The BSA requires certain financial institutions, including banks and MSBs (such as money transmitters), to register with FinCEN as MSBs and to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records, among other things.

TPS is registered as an MSB with FinCEN in its capacity as a money transmitter. As an MSB, we are required to maintain a written anti-money laundering program, or AML Program, that meets the standards set forth in the FinCEN regulations implementing the BSA. In addition, our AML Program is designed to address and comply with the Money Laundering Control Act and other U.S. laws and regulations regarding anti-money laundering and countering the financing of terrorism, which we refer to as AML/CFT, and to control for the AML/CFT risks inherent to our business. The AML Program is also designed to prevent our platform from being used to facilitate business with certain individuals, entities, countries, and territories that are targets of economic or trade sanctions imposed by OFAC.

State Licensing Requirements

Certain of our payment technology solutions are or may become subject to state money transmitter laws and regulations. TPS is licensed as a money transmitter in a small number of states and is seeking licenses to operate as a money transmitter in connection with its payroll processing activities in certain other states. State licensing laws impose a variety of requirements and restrictions on us, including record-keeping requirements; disclosure requirements; examination requirements; annual or biennial activity reporting and license renewal requirements; notification and approval requirements for changes in our officers, directors, stock ownership or corporate control; permissible investment requirements; minimum net worth requirements; restrictions on marketing and advertising; qualified individual requirements; anti-money laundering and compliance program requirements; data security and privacy requirements; and review requirements for customer-facing documents.

Card Network and NACHA Rules

We rely on our relationships with financial institutions and third-party payment processors to access the payment card networks, such as Visa and Mastercard, which enable our acceptance of credit cards and debit cards. We pay fees to such financial institutions and third-party payment processors for such services. We are required by these third-party payment processors to register with Visa, Mastercard, and other card networks and to comply with the rules and the requirements of these card networks’ self-regulatory organizations. The payment networks and their member financial institutions routinely update, generally expand, and modify requirements applicable to our customers, including rules regulating data integrity, third-party relationships, merchant chargeback standards and compliance with the Payment Card Industry Data Security Standard, or PCI DSS. PCI DSS is a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

We are also subject to the operating rules of the National Automated Clearing House Association, or NACHA. NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions, such as audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations.

State Loan Disclosure Requirements and Other Substantive Lending Regulations

Loans facilitated by Toast Capital are subject to state laws and regulations that impose requirements related to commercial loans, including loan disclosures and terms, credit discrimination, and credit reporting. State advertising, loan brokering, loan servicing, and debt collection laws may apply to the marketing and loan administration services we provide to our bank partner that makes the loans facilitated by Toast Capital.

FTC Act and Unfair and Deceptive Acts and Practices

Section 5 of the Federal Trade Commission Act, or FTC Act, prohibits unfair or deceptive acts or practices. The Federal Trade Commission, or FTC, enforces Section 5 of the FTC Act against non-banks and has a history of pursuing enforcement actions for alleged unfair or deceptive acts or practices in connection with the marketing or servicing of financial products and services that are marketed to consumers or small businesses. The FTC has jurisdiction over us and our business practices.

Privacy and Consumer Information Security

In the ordinary course of our business, we access, collect, store, use, transmit and otherwise process certain types of data, including personally identifiable information, or PII, which subjects us to certain federal and state privacy and information security laws, rules, industry standards and regulations designed to regulate consumer information and data privacy, security and protection, and mitigate identity theft. These laws, some of which are discussed below, impose obligations with respect to the collection, processing, storage, disposal, use, transfer, retention and disclosure of PII, and, with limited exceptions, give consumers the right to prevent use of their PII and disclosure of it to third parties. Such laws and regulations are subject to ongoing changes, and a number of new proposed or recently-passed laws or regulations in this area are expected to be applicable to our business.

In addition, under these laws and regulations, including the federal Gramm-Leach-Bliley Act, or GLBA, and Regulation P promulgated thereunder, we must disclose our privacy policy and practices, including those policies relating to the sharing of nonpublic personal information with third parties. The GLBA may restrict the purposes for which we may use PII obtained from consumers and third parties. We may also be required to provide an opt-out from certain sharing.

On January 1, 2020, the CCPA took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. While personal information that we process that is subject to the GLBA is exempt from the CCPA, the CCPA regulates other personal information that we collect and process. A new California ballot initiative, the CPRA was passed in November 2020. Effective starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Christopher P. Comparato	54	Chief Executive Officer and Director
Brian R. Elworthy	41	General Counsel
Stephen Fredette	37	Co-President and Co-Founder
Elena Gomez	51	Chief Financial Officer
Aman Narang	35	Co-President, Co-Founder, Chief Operating Officer, and Director
Non-Employee Directors:
Paul Bell	60	Director
Kent Bennett	43	Director
Susan Chapman-Hughes	52	Director
Mark Hawkins	62	Director
Steven Papa	48	Director
Deval L. Patrick	64	Director
David Yuan	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Christopher P. Comparato. Mr. Comparato has been our Chief Executive Officer since February 2015 and a member of our board of directors since December 2015. Previously, Mr. Comparato led Customer Success functions at Acquia, Inc. and Endeca Technologies, Inc., or Endeca (acquired by Oracle Corporation, or Oracle), and held management roles at Keane, Inc. and Cambridge Technology Partners, both consulting firms. Mr. Comparato holds a B.S. in Mechanical Engineering from Union College. Mr. Comparato is qualified to serve on our board of directors because of his management experience and business expertise, including his prior executive-level leadership and experience scaling companies.

Brian R. Elworthy. Mr. Elworthy has been our General Counsel since November 2016. Previously, Mr. Elworthy was Assistant General Counsel at inVentiv Health Inc., now Syneos Health, Inc., from July 2014 to November 2016 and an Associate at Ropes & Gray LLP from September 2008 to June 2014. Mr. Elworthy holds a J.D. from Georgetown University and a B.A. from Middlebury College.

Stephen Fredette. Mr. Fredette is a Co-Founder and has been a Co-President since December 2015. Mr. Fredette was formerly our Chief Executive Officer from December 2011 to February 2015. Mr. Fredette also served as a member of our board of directors from December 2011 to June 2017 and February 2020 to January 2021. Previously, Mr. Fredette served in various roles at Oracle. Mr. Fredette holds a B.S. in Chemistry from the Massachusetts Institute of Technology.

Elena Gomez. Ms. Gomez has been our Chief Financial Officer since May 2021. Previously, Ms. Gomez served as the Chief Financial Officer of Zendesk, Inc., a global customer service software company, from May 2016 to May 2021. From July 2010 to April 2016, Ms. Gomez served in senior finance roles at Salesforce.com, Inc., or Salesforce, a provider of customer relationship management services, including as Senior Vice President of Finance and Strategy and Senior Vice President of Go-to-Market Distribution. Ms. Gomez has served on the boards of directors of Smartsheet Inc., a software as a service, or SaaS, collaboration and work management platform provider, since October 2017 and PagerDuty, Inc., a SaaS incident response platform provider, since October 2018. Ms. Gomez holds a B.S. in Business Administration from the Haas School of Business, University of California, Berkeley.

Aman Narang. Mr. Narang is a Co-Founder and has been a Co-President since December 2012, our Chief Operating Officer since June 2021, and a member of our board of directors since January 2021. Mr. Narang also served as a member of our board of directors from December 2011 to December 2015 and from June 2017 to June 2018. Previously, Mr. Narang worked in Product Management at Oracle. Mr. Narang holds a B.S. and M.S. in Computer Science from the Massachusetts Institute of Technology. Mr. Narang is qualified to serve on our board of directors because of his management experience and business expertise, including his perspective and experience he brings as our Co-President and as a co-founder.

Non-Employee Directors

Paul Bell. Mr. Bell has been a member of our board of directors since June 2017. Mr. Bell has been an Operating Partner at Lead Edge Capital since July 2013. Previously, Mr. Bell worked for Dell Inc., or Dell, serving as President of various business units. Mr. Bell currently serves on the boards of directors of several private companies. Mr. Bell holds an M.B.A. from Yale University and a B.S. and B.A. from Pennsylvania State University. Mr. Bell’s qualifications to sit on our board of directors include his extensive leadership, executive, managerial, and business experience with technology companies and knowledge of the venture capital industry.

Kent Bennett. Mr. Bennett has been a member of our board of directors since December 2015. Mr. Bennett has served as an investment professional at Bessemer Venture Partners, a venture capital firm, since 2008 and has been a Partner since 2013. Mr. Bennett currently serves on the boards of directors of various privately held companies. Mr. Bennett holds an M.B.A. from Harvard Business School and a B.S. in Systems Engineering from the University of Virginia. Mr. Bennett’s qualifications to sit on our board of directors include his extensive experience in the venture capital industry and serving as a director of various privately held companies, and his knowledge of technology companies.

Susan E. Chapman-Hughes. Ms. Chapman-Hughes has been a member of our board of directors since February 2021. Ms. Chapman-Hughes was the Executive Vice President, Global Head of Digital Capabilities, Transformation and Operations of American Express Company, or American Express, from February 2018 to February 2021. Previously at American Express, Ms. Chapman-Hughes served as Senior Vice President, U.S. Large Market, Global Corporate Payments from December 2014 to February 2018 and in various other roles since 2013. Ms. Chapman-Hughes has served on the board of directors of The J.M. Smucker Company since August 2020 and previously served on the board of directors of Potbelly Corporation from May 2014 to June 2020. Ms. Chapman-Hughes is a trustee emeriti of the National Trust for Historic Preservation and has served on the board of directors of A Better Chance, each of which is a national nonprofit organization. Ms. Chapman-Hughes holds an M.B.A. in Real Estate Finance and Urban Land Economics from the University of Wisconsin Madison, a Master’s Degree in Regional Planning from the University of Massachusetts, Amherst and a B.S. in Engineering from Vanderbilt University. Ms. Chapman-Hughes’s qualifications to sit on our board of directors include her extensive experience as a director of public companies and her leadership, executive, managerial and business experience with technology companies.

Mark Hawkins. Mr. Hawkins has been a member of our board of directors since April 2020. Mr. Hawkins has served as the Chief Financial Officer Emeritus Advisor at Salesforce since February

2021. Mr. Hawkins previously served as the President and Chief Financial Officer at Salesforce from August 2014 to February 2021. Previously, Mr. Hawkins served as Chief Financial Officer and Executive Vice President of Autodesk, Inc., Chief Financial Officer and Senior Vice President of Finance & IT at Logitech International S.A. and held various positions at Dell and Hewlett-Packard. Mr. Hawkins serves on the board of directors of SecureWorks Inc., a global cybersecurity company, and Plex Systems, Inc., a cloud-based manufacturing company, and on the New York Stock Exchange Listed Company advisory board. Mr. Hawkins holds an M.B.A. in Finance from the University of Colorado, a B.A. from Michigan State University and has completed the Advanced Management Program at Harvard Business School. Mr. Hawkins’s qualifications to sit on our board of directors include his extensive experience as a director of public companies and his leadership, executive, managerial and business experience with technology companies.

Steven Papa. Mr. Papa has been a member of our board of directors since January 2013. Mr. Papa has been Chairman of Parallel Wireless, Inc. since May 2012. Previously, Mr. Papa was the Founder and Chief Executive Officer of Endeca (acquired by Oracle). Mr. Papa has served on the board of directors of Desktop Metal, Inc. since 2016 and has continued to serve as a director through its recent entry into the public market. Mr. Papa also serves on the boards of directors of a number of private companies. Mr. Papa holds an M.B.A. from Harvard Business School and a B.S.E. in Engineering and Economics from Princeton University. Mr. Papa’s qualifications to sit on our board of directors include his extensive leadership, executive, managerial and business experience with technology companies.

Deval L. Patrick. Mr. Patrick has been a member of our board of directors since February 2021. Mr. Patrick has been a Senior Advisor at Bain Capital LLC since March 2021, where he previously founded and served as Managing Partner of the Double Impact Fund, a growth equity fund focused on delivering competitive financial returns and positive social impact, from April 2015 to December 2019. Previously, from January 2007 to January 2015, Mr. Patrick served as Governor of the Commonwealth of Massachusetts. Mr. Patrick has served on the boards of directors of American Well Corp., a telemedicine technology company, from June 2015 to December 2019, and from April 2020 to the present, including through its recent entry into the public market; Global Blood Therapeutics, Inc., a biotech company focused on sickle cell disease, from April 2015 to November 2019, and from May 2020 to the present, including through its 2015 entry into the public market; Cerevel Therapeutics Holdings, Inc., a biopharmaceutical company focused on neuroscience since January 2021; Environmental Impact Acquisition Corp., a SPAC focused on sustainability, since December 2020, and Twilio Inc., a cloud communications developer platform, since January 2021. In addition, Mr. Patrick serves as a member of several charitable boards and is the co-chair of American Bridge 21st Century Foundation. Mr. Patrick holds a B.A. in English and American Literature from Harvard College and a J.D. from Harvard Law School. Mr. Patrick’s qualifications to sit on our board of directors include his extensive leadership, executive, and business experience with companies and investment firms, combined with his dedication and commitment to public service through corporate social impact and civil rights.

David Yuan. Mr. Yuan has been a member of our board of directors since March 2019. Mr. Yuan is a general partner at Tidemark Capital, a growth equity firm which Mr. Yuan founded in January 2021. Prior to Tidemark, Mr. Yuan was a General Partner at Technology Crossover Ventures, or TCV, a private investment firm, from September 2005 to January 2021. Mr. Yuan serves on the boards of directors, or as a board observer, of multiple companies within the technology and financial technology space, including Cypress Holdings, Inc., Avetta, LLC, Klook, LegalZoom.com, Inc., SiteMinder, and Wealthsimple Inc., and as a Senior Advisor at TCV. Mr. Yuan holds an M.B.A. from Stanford Graduate School of Business and an A.B. in Economics from Harvard University. Mr. Yuan’s qualifications to sit on our board of directors include his extensive experience as a director of technology companies and his knowledge of the venture capital and technology industries.

Appointment of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no familial relationships among any of our directors or executive officers.

Code of Conduct

Prior to the completion of this offering, our board of directors will adopt a code of conduct that will apply to all of our employees, officers and directors, and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of conduct will be posted on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have nine directors and no vacancies. Pursuant to our amended and restated certificate of incorporation as in effect prior to the completion of this offering and a fourth amended and restated voting agreement between us and certain of our stockholders, our current directors are elected as follows:

•	The seat occupied by Mr. Yuan is elected by the holders of a majority of our Series E convertible preferred stock, voting exclusively and as a separate class, as the designee of TCV;

•

The seat occupied by Mr. Bell is elected by the holders of a majority of our Series C convertible preferred stock, voting exclusively and as a separate class, as the designee of Generation Investment Management and Lead Edge Capital;

•

The seat occupied by Mr. Bennett is elected by the holders of a majority of our Series B convertible preferred stock, voting exclusively and as a separate class, as the designee of Bessemer Venture Partners;

•	The seat occupied by Mr. Papa is elected by the holders of a majority of our Series A convertible preferred stock, voting exclusively and as a separate class;

•	The seat occupied by Mr. Narang is elected by the holders of a majority of our common stock, voting exclusively and as a separate class;

•

The seat occupied by Mr. Comparato is elected by the holders of a majority of our capital stock, voting exclusively and together as a single class on an as-converted basis, to be our then-current Chief Executive Officer; and

•

The seats occupied by Ms. Chapman-Hughes, Mr. Hawkins and Mr. Patrick are elected by the holders of a majority of our capital stock, voting exclusively and together as a single class on an as-converted basis, as the designees of the other members of our board of directors.

The provisions of our fourth amended and restated voting agreement by which the directors are currently elected will terminate in connection with this offering, and there will be no contractual obligations regarding the election of our directors following this offering.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and second amended and restated

bylaws, which will become effective in connection with the closing of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect in connection with the closing of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that                 ,                and                do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee and will establish, effective prior to the completion of this offering, a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon completion of this offering                ,                , and                will serve on the audit committee, which will be chaired by                . The composition of our audit committee meets the

requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy and sophistication requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that                is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective in connection with the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

Upon completion of this offering,                ,                and                                   will serve on the compensation committee, which will be chaired by                 . The composition of our compensation committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity incentive plans;

•	review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Upon completion of this offering,                and                will serve on the nominating and corporate governance committee, which will be chaired by                 . The composition of our nominating and corporate governance committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing requirements and rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Director Compensation

The following table presents the total compensation we paid to non-employee members of our board of directors during the year ended December 31, 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020 for their services as members of the board of directors. Mr. Comparato, our Chief Executive Officer, does not receive any compensation from us for his service on our board of directors. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Mr. Comparato as an employee for year ended December 31, 2020. Mr. Fredette did not receive any compensation for his service as a director. He did earn compensation in his capacity as an employee for year ended December 31, 2020 but since he is not one of our named executive officers his compensation data is not disclosed herein. As non-employee directors and representatives of certain investors, Messrs. Bell, Bennett, Papa, and Yuan also do not receive any compensation from us for their service on our board of directors. As of December 31, 2020, Mr. Hawkins holds 31,674 restricted stock units and Mr. Fredette holds 670,938 shares of restricted stock.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Paul Bell	—	—	—
Kent Bennett	—	—	—
Mark Hawkins	25,000	349,997	374,997
Steven Papa	—	—	—
David Yuan	—	—	—

(1)

The amount reflects the grant date fair value of restricted stock units granted in 2020 in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock awards reported in this column are set forth in Note 19 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock units and do not correspond to the actual economic value that may be received by our non-employee directors upon the issuance of shares of common stock.

Non-Employee Director Compensation Program

Prior to this offering, our non-employee directors were eligible to receive cash and equity compensation under our Non-Employee Director Compensation Program. Pursuant to the Non-Employee Director Compensation Program, our non-employee directors were eligible to receive cash retainers (which were paid quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$30,000

Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$20,000
Annual service as member of the audit committee (other than chair)	$10,000
Annual service as compensation committee chairperson	$14,000
Annual service as member of the compensation committee (other than chair)	$7,000

In addition, our Non-Employee Director Compensation Program provided that, upon initial election or appointment to our board of directors, each new non-employee director was granted a one-time grant of restricted stock units with a total value of $350,000 on the date of such director’s election or appointment to the board of directors, or the Director Initial Grant. The Director Initial Grant vests in substantially equal annual installments over three years, subject to continued service relationship with us through each applicable vesting date. Each year thereafter, each non-employee director who will continue as a non-employee director was granted an annual award of restricted stock units with a total value of $200,000, or the Director Annual Grant. The Director Annual Grant vests on the one-year anniversary of the grant date, subject to continued service relationship with us through such date.

Our Non-Employee Director Compensation Program will remain in effect following the consummation of our initial public offering; however, effective as of such offering, the additional annual cash retainers for our compensation committee chairperson and members of our compensation committee (other than chair) will increase to $15,000 and $7,500, respectively, and the additional annual cash retainers for our nominating and governance committee chairperson and members of our nominating and governance committee (other than chair) will be $10,000 and $5,000, respectively. Furthermore, the total value of the Director Annual Grant will increase to $220,000.

In connection with our initial public offering, we will also adopt a director stock ownership policy for our non-employee directors, which requires each director to acquire and hold a number of shares of our common stock equal in value to at least three times his or her applicable annual cash retainer for regular service on our board of directors, excluding any annual cash retainers paid for committee service, until such director’s service on the board of directors ceases. We only count directly and beneficially owned shares in our determination of ownership under this policy. Each non-employee director has until the later of the fifth anniversary of our initial public offering or the fifth anniversary of his or her initial election to our board of directors, to attain the required ownership level.

EXECUTIVE COMPENSATION

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the year ended December 31, 2020 is detailed in the 2020 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers are:

•	Christopher P. Comparato, our Chief Executive Officer;

•	Jennifer DiRico, our Senior Vice President, Finance;

•	Brian R. Elworthy, our General Counsel; and

•	Timothy Barash, our former Chief Business Officer.

To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses, and long-term incentive compensation in the form of stock options and restricted stock units. Our named executive officers, like all full-time employees, are eligible to participate in our 401(k), health, and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

2020 Summary Compensation Table

The following table presents information regarding the compensation awarded to, earned by, and paid to each individual who served as one of our named executive officers for services rendered to us in all capacities during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)		Stock Awards(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)		Total ($)
Christopher P. Comparato Chief Executive Officer	2020	241,250	—	—		—	128,113	5,305		374,668
Jennifer DiRico Senior Vice President, Finance	2020	260,731	50,000	2,460,934		—	61,238	3,080		2,835,983
Brian R. Elworthy General Counsel	2020	248,654	—	574,644		—	63,875	3,367		890,540
Timothy Barash(5) Former Chief Business Officer	2020	206,250	—	1,790,373	(6)	27,852	—	125,000	(7)	2,149,475

(1)	The amount paid to Ms. DiRico was a discretionary bonus associated with her expanded job responsibilities in connection with her promotion to Interim Head of Finance in May 2020.
(2)

The amounts reported represent the aggregate grant date fair value of the awards granted to the named executive officers during year 2020, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 19 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options and stock awards, as applicable, and does not correspond to the actual economic value that may be received upon exercise of the stock option issuance of shares of common stock, or any sale of any of the underlying shares of common stock.

(3)

The amounts represent actual bonuses earned for bonus plan performance periods in 2020 by Messrs. Comparato and Elworthy and Ms. DiRico, approved by our board of directors based upon company and individual performance.

(4)	The amounts reported reflect an employer matching contribution on the employee’s behalf under our 401(k) plan.

(5)	Mr. Barash’s employment with us ended on October 31, 2020. Thereafter, he continued to provide consulting services to us as a strategic advisor, which services terminated on May 1, 2021.
(6)

Amount reflects the incremental fair value related to the modifications of Mr. Barash’s outstanding stock options on May 19, 2020 and December 8, 2020 in connection with his transition as described below under the heading “—Barash Transition Agreement”.

(7)

Represents $125,000 in severance payments (of which $33,654 was paid as of December 31, 2020 and the remainder of which was paid in equal bi-weekly payments through April 2021). Additionally, $27,852 reflecting the incremental fair value related to accelerated vesting of 83,125 shares of restricted stock in connection with Mr. Barash’s transition is disclosed in the “Stock Awards” column.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Base salaries for our named executive officers are reviewed periodically and adjusted from time to time based on factors including market-competitive compensation levels, job responsibilities, individual performance, and experience. As of December 31, 2020, the base salaries for Mr. Comparato, Ms. DiRico, and Mr. Elworthy were $250,000, $300,000, and $250,000, respectively. Prior to his termination of employment on October 31, 2020, Mr. Barash’s annual base salary was $250,000.

During 2020, Ms. DiRico received increases to her base salary in connection with two promotions. As of January 1, 2020, her annual base salary was $240,000 which was subsequently increased to $260,000 as of May 1, 2020 in connection with her promotion to Interim Head of Finance and then further increased to $300,000 as of October 1, 2020 in connection with her promotion to Senior Vice President, Finance.

Annual Cash Bonuses

During 2020, our named executive officers were eligible for and received semi-annual bonus payments based upon company performance and the achievement of business objectives, as approved by our compensation committee and further described below. As of December 31, 2020, the annual bonus target opportunities for our named executive offers were as follows: Mr. Comparato: $185,000; Ms. DiRico: 30% of base salary; and Mr. Elworthy: $100,000.

Our compensation committee approved bonus achievement equal to 75% of target for the first quarter of 2020 based upon company financial performance and no bonus achievement for the second quarter of 2020 due to reductions in cash compensation as a result of the COVID-19 pandemic, as further described below. The resulting bonus payments to our named executive officers for the first half of 2020 were as follows: Mr. Comparato: $34,688; Ms. DiRico: $12,188; and Mr. Elworthy: $9,375. Further, based upon our performance in the second half of 2020 measured against our financial goals, as well as individual performance measured against certain strategic and operational objectives, our compensation committee approved, and we paid, bonuses to our named executive officers for the second half of 2020 as follows: Mr. Comparato: $93,425; Ms. DiRico: $49,050; and Mr. Elworthy: $54,500.

Equity-Based Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors or our compensation committee periodically review the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time.

In April 2020, Ms. DiRico was granted an option to purchase 1,750 shares of our common stock, vesting over two years in eight equal quarterly installments, and an option to purchase 70,000 shares of our common stock, vesting over five years in twenty equal quarterly installments, and Mr. Elworthy was granted an option to purchase 90,000 shares of our common stock, vesting over five years in twenty equal quarterly installments. In December 2020, Ms. DiRico was granted an option to purchase 70,000 shares of our common stock, vesting over five years in twenty equal quarterly installments. Each of the options granted to Ms. DiRico and Mr. Elworthy in 2020 was granted with an exercise price per share equal to the fair market value of our common stock on the date of grant and vests based on the holder’s continuous service relationship with us. Each of these options is also subject to early exercise, which permits the holder to exercise the option at any time following the grant date, pursuant to which the holder would receive restricted shares of common stock that vest in accordance with the original stock option vesting schedule.

COVID-19 Response

In April 2020, as part of company-wide salary and bonus reductions for a period of time in connection with the impact of the COVID-19 pandemic on the restaurant industry, we reduced the annual on-target cash compensation for our named executive officers. Annual on-target cash compensation is the combination of annual base salary and annual target bonus. Annual on-target cash compensation was reduced by 50% for Mr. Comparato; 30% for Mr. Elworthy; and 20% for Ms. DiRico. As a result of these reductions, the bonus opportunities for our named executive officers were eliminated during such period. Further, Mr. Comparato’s annual base salary was reduced by $32,500 and Mr. Elworthy’s annual base salary was reduced by $5,000. Bonus opportunities for our named executive officers were restored to pre-COVID-19 levels effective July 1, 2020 and base salaries returned to their rates prior to the April 2020 reduction effective August 3, 2020.

Compensation Changes Approved During 2021

During 2021, our compensation committee reviewed compensation for our named executive officers and approved cash compensation changes for Mr. Elworthy and Ms. DiRico that went into effect on April 1, 2021. Ms. DiRico’s annual base salary was increased to $346,200 and her annual target bonus opportunity remained equal to 30% of her annual base salary. Mr. Elworthy’s annual base salary was increased to $346,200 and his annual target bonus opportunity was increased to 30% of his annual base salary.

During 2021, our compensation committee approved changes to Mr. Comparato’s future cash compensation which will go into effect in the first full payroll period following the closing of this offering. Mr. Comparato’s base salary will be reduced to an amount intended to cover only employee payroll benefit plan contributions and payroll taxes with minimal resulting net pay after applicable withholding. His regular annual cash bonus opportunity will be eliminated, although our compensation committee will retain the ability to approve cash or other awards to Mr. Comparato in the event that actual company performance exceeds performance goals.

Barash Transition Agreement

In connection with his resignation as our Chief Business Officer, we and Mr. Barash entered into a transition agreement on May 19, 2020, or the Transition Agreement. Pursuant to the Transition Agreement, Mr. Barash transitioned to a role as our strategic advisor and we paid Mr. Barash his salary and benefits through October 31, 2020, or the Separation Date. Following the Separation Date, Mr. Barash was entitled to (i) salary continuation payments through April 2021 at his base salary rate as of the Separation Date, (ii) payment of his COBRA premiums necessary to continue the health insurance coverage in effect for himself and his covered dependents on the Separation Date if he timely elects and remains eligible for continued coverage under COBRA until the earliest of (x) April 2021; (y) the expiration of Mr. Barash’s eligibility for the continuation coverage under COBRA; or (z) the date when Mr. Barash becomes eligible for substantially equivalent health insurance coverage. Pursuant to the Transition Agreement, Mr. Barash was also entitled to acceleration of 83,125 shares of his outstanding restricted stock and eligibility to vest in 106,875 unvested shares underlying his performance-vesting stock option upon the achievement of certain market value thresholds related to our initial public offering or sale prior to the expiration of the stock option.

Severance and Change in Control Policy and Severance Letter

Severance Policy

In June 2021, we adopted the Toast, Inc. Severance and Change in Control Policy, or the Severance Policy, which provides certain severance benefits and accelerated vesting of equity awards to certain executives, including the named executive officers, each a “covered employee,” in the event of a qualified termination, including a qualified termination in connection with a change in control. The severance payments and benefits under the Severance Policy (and Severance Letter, as applicable and as defined below) will supersede any severance payments and benefits for which the covered employees may be eligible under existing employment agreements or other agreements, plans, policies, or arrangements.

Pursuant to the Severance Policy, in the event of a termination by us for any reason other than due to “cause” (as defined in the Severance Policy), death, or disability that occurs outside of the period beginning three months prior to and ending 12 months following a “change in control,” as defined in the Severance Policy, or a change in control period, subject to the covered employee’s execution and non-revocation of a release of claims in favor of Toast and our affiliates and continued compliance with all applicable restrictive covenants, we shall pay the covered employee (i) 12 months of continued base salary, (ii) a lump sum cash payment equal to the covered employee’s target bonus for the year in which the termination date occurs to the extent not already paid and pro-rated to reflect the number of days of service provided in the year of termination, or a pro-rated target bonus, and (iii) if the covered employee was participating in our group health plan immediately prior to termination and elects COBRA health continuation, monthly cash payments for 12 months in an amount equal to the monthly employer contribution that we would have made to provide health insurance to the covered employee (and his or her eligible dependents) if the covered employee had remained employed by us. Additionally, notwithstanding anything in any applicable option agreement or stock-based award agreement, the covered employee’s unvested and outstanding time-based stock options and other time-based stock-based awards held by the covered employee immediately prior to termination that would have vested during the 12-month period following the termination date will accelerate and become fully vested. Awards that are solely performance-based and/or performance- and time-based will be governed by the terms of the applicable award agreement.

In the event of a (i) termination by us for any reason other than due to cause, death, or disability that occurs during a change in control period or (ii) resignation by the covered employee for “good reason” (as defined in the Severance Policy) that occurs within 12 months following a change in control, in lieu of the foregoing benefits, and subject to the covered employee’s execution and non-revocation of a release of claims in favor of us and our affiliates and continued compliance with applicable restrictive covenants, we shall pay the covered employee: (i) an amount equal to 1.5 times the sum of (A) 12 months of base salary and (B) the covered employee’s target bonus, (ii) a pro-rated target bonus, and (iii) if the covered employee was participating in our group health plan immediately prior to termination and elects COBRA health continuation, monthly cash payments in an amount equal to the monthly employer contribution that we would have made to provide health insurance to the covered employee (and his or her eligible dependents) if the covered employee had remained employed by us until the earlier of 18 months following the date of termination or the date the covered employee becomes eligible for health benefits through another employer or otherwise becomes ineligible for COBRA. Additionally, notwithstanding anything in any applicable option agreement or stock-based award agreement, the covered employee will receive full accelerated vesting of any unvested and outstanding time-based stock options and other time-based stock-based awards held by the covered employee immediately prior to termination, and awards that are solely performance-based and/or performance- and time-based will be governed by the terms of the applicable award agreement.

The payments and benefits provided under the Severance Policy in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Internal Revenue Code. These payments and benefits may also subject a covered employee, including the named executive officers, to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a greater net after-tax benefit to the applicable participant.

Severance Letter

We entered into a letter agreement with Christopher Comparato, our Chief Executive Officer, in June 2021, or the Severance Letter, pursuant to which certain provisions of the Severance Policy were superseded solely with respect to Mr. Comparato. The Severance Letter provides for an amended definition of “good reason” for purposes of severance payments and benefits under the Severance Policy and provides that (i) upon a resignation by Mr. Comparato for good reason outside of a change in control period, he will be entitled to the same severance benefits as if he were terminated by us without cause outside of a change in control period and (ii) upon a resignation by Mr. Comparato for good reason during a change in control period, including the period beginning three months prior to a change in control, he will be entitled to the same severance benefits as if he were terminated by us without cause during a change in control period. In addition, the Severance Letter provides that as long as Mr. Comparato serves as our Chief Executive Officer, we will nominate him for re-election as a member of its board of directors and any payments or benefits due to Mr. Comparato pursuant to the Severance Policy are subject to his resignation from our board of directors as of the effective date of the applicable termination event. Furthermore, the Severance Letter provides that for purposes of calculating the cash compensation payable under the Severance Policy upon any termination event, the base salary input shall be an amount equal to the greater of Mr. Comparato’s base salary immediately prior to the termination event and $250,000, and the target bonus input shall be an amount equal to the greater of his then current target bonus and $185,000.

Outstanding Equity Awards at 2020 Year-End

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2020.

		Option Award (1)							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Christopher P. Comparato	February 8, 2019 February 8, 2019	133,032 71,250	(2) (3)	— —	— 213,750	(3)	7.57 7.57	02/08/2029 02/08/2029
		—		—	—		—	—	324,156	(2)
Jennifer DiRico	July 5, 2016 April 13, 2017 April 12, 2018 June 24, 2019 April 6, 2020 April 21, 2020 December 20, 2020	1,050 6,450 20,000 10,000 1,750 70,000 70,000	(4) (5) (6) (7) (8) (9) (10)	— — — — — — —			0.3174 0.3687 3.11 10.37 11.05 11.05 49.02	07/05/2026 04/13/2027 04/12/2028 06/24/2029 04/06/2030 04/21/2030 12/20/2030
Brian R. Elworthy	February 8, 2019	75,000	(11)	—			7.57	02/08/2029
	April 21, 2020	90,000	(9)	—			11.05	04/21/2030
	December 27, 2016	—		—			—	—	11,862	(12)
	September 26, 2017	—		—			—	—	15,000	(13)
Timothy Barash	February 8, 2019	178,125	(14)	—			7.57	02/08/2029

(1)

These option grants are subject to early exercise, which permits the holder to exercise the option at any time following the grant date. If the holder early exercises the option grants, he or she will hold restricted shares that will vest in accordance with the original stock option vesting schedule. Each of the grants vests based on the holder’s continuous service relationship with us and was granted under our 2014 Plan. Each of the grants will also be subject to certain acceleration of vesting provisions as set forth in our Severance Policy and/or Severance Letter, as applicable.

(2)

33,250 shares subject to this option vested as of the grant date with the remaining continuing to vest in eighteen equal quarterly installments thereafter. As of December 31, 2020, 324,156 shares acquired pursuant to the partial early exercise of this option remained subject to repurchase.

(3)

The shares subject to this option vest in four equal portions based on the attainment of certain aggregate company market value thresholds, subject to Mr. Comparato’s continuous employment relationship with us. The first tranche vested on February 14, 2020.

(4)	20% of the shares subject to this option vested on May 4, 2017 and in sixteen equal quarterly installments thereafter.
(5)	The shares subject to this option vest in twenty equal quarterly installments over five years following March 1, 2017.
(6)	The shares subject to this option vest in twenty equal quarterly installments over five years following April 11, 2018.
(7)	The shares subject to this option vest in twenty equal quarterly installments over five years following March 1, 2019.
(8)	The shares subject to this option vested in eight equal quarterly installments over two years following January 29, 2020.
(9)	The shares subject to this option vest in twenty equal quarterly installments over five years following April 21, 2020.
(10)	The shares subject to this option vest in twenty equal quarterly installments over five years following October 1, 2020.
(11)	The shares subject to this option vest in twenty equal quarterly installments over five years following July 1, 2018.
(12)

The amount reflects the number of shares issued upon the early exercise of a stock option grant that remain subject to our repurchase right. The shares subject to the option vest in twenty equal quarterly installments over five years following November 16, 2016.

(13)

The amount reflects the number of shares that were issued upon the early exercise of a stock option grant that remain subject to our repurchase right. The shares subject to the stock option grant vested 20% on June 1, 2017 with the remaining portion continuing to vest in sixteen equal quarterly installments thereafter.

(14)

This amount reflects the number of shares that remain outstanding under a performance-based vesting option of 285,000 shares of our common stock: 25% vested on February 14, 2020 and 25% will vest based on the consummation of our initial public offering or sale event resulting in a per share price of $70 or greater. Pursuant to the Transition Agreement, 12.5% of the remaining shares that were underlying this option were vested and 37.5% were cancelled and terminated for no consideration.

Employee Benefit and Equity Compensation Plans

Amended and Restated 2014 Stock Option and Grant Plan

Our 2014 Plan was initially approved by our board of directors and stockholders in June 2014, and amended and restated by our board of directors and stockholders in December 2020. Under the 2014 Plan, we have reserved for issuance an aggregate of 33,555,562 shares of our common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split, or other similar transaction.

The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added back to the shares of common stock available for issuance under the 2014 Plan. Upon completion of this offering, such shares will be added to the shares of common stock available under the 2021 Plan.

Our board of directors has acted as administrator of the 2014 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan, and to take such other actions as specified in the 2014 Plan. Persons eligible to participate in the 2014 Plan are our employees, officers, directors, consultants, and advisors, as selected from time to time by the administrator in its discretion.

The 2014 Plan permits the granting of (i) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that do not so qualify. The per share exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2014 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock, and restricted stock units. The administrator determines the restrictions and conditions applicable to each restricted share of common stock and restricted stock unit at the time of grant.

The 2014 Plan provides that upon the occurrence of a “sale event,” as defined in the 2014 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2014 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event within a specified period of time prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock, and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

Additionally, the 2014 Plan provides for certain drag along rights pursuant to which grantees may be obligated to, upon our request or the request of the accepting requisite holder, sell, transfer and deliver, or cause to be sold, transferred and delivered, to a buyer, their shares in the event we or the accepting requisite holder determine to enter into a sale event with a buyer.

The board of directors may amend or discontinue the 2014 Plan at any time, subject to stockholder approval where such approval is required by applicable law, or amend or cancel any outstanding award, provided that no such action may adversely affect a participant’s rights without his or her consent. The administrator of the 2014 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.

The 2014 Plan will automatically terminate on June 24, 2024, which is 10 years from the date on which the 2014 Plan was initially adopted by our board of directors. As of                , options to purchase                 shares of common stock were outstanding under the 2014 Plan and                shares of common stock that were issued upon the early exercise of a stock option grant under the 2014 Plan remain subject to our repurchase right. Our board of directors has determined not to make any further awards under the 2014 Plan following the closing of this offering.

2021 Stock Option and Incentive Plan

Our 2021 Plan was adopted by our board of directors on                 , 2021, approved by our stockholders on                , 2021 and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2021 Plan will replace the 2014 Plan as our board of directors has determined not to make additional awards under the 2014 Plan following the closing of our initial public offering. However, the 2014 Plan will continue to govern outstanding equity awards granted thereunder. The 2021 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors, and consultants.

We have initially reserved                 shares of our common stock for the issuance of awards under the 2021 Plan, or the Initial Limit. The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. These limits are subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2021 Plan and the 2014 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2021 Plan.

The maximum number of shares of common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or                 shares of common stock.

The grant date fair value of all awards made under our 2021 Plan and all other cash compensation paid by us to any non-employee director for services as a non-employee director in any calendar year for services as a non-employee director shall not exceed $                 ; provided, however,

that such amount shall be $                 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.

The 2021 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Persons eligible to participate in the 2021 Plan will be those full or part-time officers, employees, non-employee directors, and consultants, as selected from time to time by our compensation committee in its discretion.

The 2021 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights under the 2021 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals.

The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue, or substitute for the outstanding awards under the 2021 Plan. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted for by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the sale event will become fully vested and exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions, or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2021 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding in-the-money vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2021 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan require the approval of our stockholders. No awards may be granted under the 2021 Plan after the date that is 10 years from the effective date of the 2021 Plan. No awards under the 2021 Plan have been made prior to the date of this prospectus.

2021 Employee Stock Purchase Plan

Our 2021 Employee Stock Purchase Plan, or ESPP, was adopted by our board of directors on                2021, approved by our stockholders on                 2021, and will become effective on the date immediately preceding the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of                shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022 and each January 1 thereafter through January 1, 2031, by the least of (i)                  shares of our common stock, (ii) 1% of the outstanding number of shares of common stock on the immediately preceding December 31, 2020, or (iii) such lesser number of shares of common stock as determined by the plan administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

All employees who are customarily employed by us or one of our designated subsidiaries for more than 20 hours per week and who we have employed for such period as determined by the plan administrator in advance of an offering, with such period not to exceed two years, are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of our common stock under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP. The plan administrator may, in its discretion, determine when each offering will occur, including the duration of any offering; provided, that no offering will exceed 27 months in duration. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date.

Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions of up to                 % of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares of our common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than a number of shares determined by dividing $25,000 by the fair market value of our common stock on the offering date for such offering (or such other lesser maximum number of shares as may be established by the plan administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time, but will automatically terminate on the 10-year anniversary of this initial public offering. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made. We may provide a discretionary matching contribution.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during 2020.

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of 5% or more of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Convertible Preferred Stock Financings

In June 2018, we sold an aggregate of 6,644,706 shares of our Series D convertible preferred stock at a purchase price of $17.3070 per share for aggregate gross proceeds of approximately $115 million.

In March 2019, we sold an aggregate of 9,157,605 shares of our Series E convertible preferred stock at a purchase price of $27.2997 per share for aggregate gross proceeds of approximately $250 million.

From February 2020 through April 2020, we sold an aggregate of 8,860,244 shares of our Series F convertible preferred stock at a purchase price of $45.4496 per share for aggregate gross proceeds of approximately $403 million.

The following table summarizes the participation in the foregoing transactions by our directors, executive officers or holders of 5% or more of our outstanding capital stock as of the date of such transactions:

Stockholder	Shares of Series D Convertible Preferred Stock	Shares of Series E Convertible Preferred Stock	Shares of Series F Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with Bessemer Venture Partners(1)	510,221	58,608	1,540,167	$80,430,349.79
Entities affiliated with TCV(2)	—	3,989,054	425,429	$128,235,555.40
Tiger Global PIP 10 LLC(3)	752,576	3,663,043	660,071	$143,024,770.76
Certain funds and accounts advised by T. Rowe Price Associates, Inc. (4)	4,449,066	439,565	467,483	$110,246,893.48

(1)

Bessemer Venture Partners IX L.P., or BVP IX, Bessemer Venture Partners IX Institutional L.P., or BVP IX Institutional, Bessemer Venture Partners Century Fund Institutional L.P., or BVP Century Fund Institutional, and Bessemer Venture Partners Century Fund L.P., or BVP Century Fund, and together with BVP IX, BVP IX Institutional, and BVP Century Fund Institutional, the Bessemer Entities, collectively hold five percent or more of our capital stock. The Bessemer Entities are affiliate funds of Bessemer Venture Partners. Mr. Bennett is a Partner of Bessemer Venture Partners and a member of our board of directors. Deer IX & Co. L.P., or Deer IX L.P., is the general partner of BVP IX and BVP IX Institutional. Deer IX & Co. Ltd., or Deer IX Ltd., is the general partner of Deer IX L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Robert M. Stavis and Adam Fisher are the directors of Deer IX Ltd. and hold the voting and dispositive power for BVP IX and BVP IX Institutional. Investment and voting decisions with respect to the shares held by BVP IX and BVP IX Institutional are made by the directors of Deer IX Ltd. acting as an investment committee. Deer X & Co. L.P., or Deer X L.P., is the general partner of BVP Century Fund and BVP Century Fund Institutional. Deer X & Co. Ltd., or Deer X Ltd., is the

general partner of Deer X L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Adam Fisher, Brian Feinstein, Alex Ferrara, Stephen Kraus and Ethan Kurzweil are the directors of Deer X Ltd. and hold the voting and dispositive power for BVP Century Fund and BVP Century Fund Institutional. Investment and voting decisions with respect to the shares held by BVP Century Fund and BVP Century Fund Institutional are made by the directors of Deer X Ltd. acting as an investment committee.
(2)	Entities affiliated with TCV are holders of five percent or more of our capital stock. Mr. Yuan is a senior advisor at TCV and a member of our board of directors.
(3)	Tiger Global PIP 10 LLC, or Tiger, is a holder of five percent or more of our capital stock.
(4)	Certain funds and accounts advised by T. Rowe Price Associates, Inc. collectively hold five percent or more of our capital stock.

Promissory Notes

On February 8, 2019, we accepted promissory notes from each of Christopher P. Comparato, Aman Narang, and Stephen Fredette as payment in connection with the early exercise of stock options for principal amounts of $4.0 million, $2.5 million, and $7.2 million, respectively, each bearing interest at the rate of 2.63% per annum. The principal and accrued interest under each promissory note was repaid in full in May 2021.

On February 15, 2019, we accepted a promissory note from Timothy Barash as payment in connection with the early exercise of stock options for the principal amount of $4.0 million, which bears interest at the rate of 2.63% per annum. The principal and accrued interest, net of related adjustments, under the promissory note was repaid in full in May 2021.

Investors’ Rights, Voting, and Right of First Refusal and Co-Sale Agreements

In connection with our convertible preferred stock financings, we entered into investors’ rights, voting, and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights, and rights of first refusal, among other matters, with certain holders of our capital stock, including entities affiliated with Bessemer Venture Partners, TCV, Tiger Capital and T. Rowe Price, Steven Papa, Christopher P. Comparato, Stephen Fredette and Aman Narang. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investor rights agreement, or the IRA, as more fully described in “Description of Capital Stock—Registration Rights.”

Tender Offer

In November 2020, we facilitated a tender offer whereby certain new stockholders commenced a tender offer to purchase shares of our outstanding common stock and common stock issuable upon exercise of vested options to purchase common stock from certain of our securityholders for $75.00 per share in cash. In connection with the tender offer, we waived certain transfer restrictions on our common stock. An aggregate of 656,232 shares of our common stock were purchased pursuant to the tender offer for an aggregate purchase price of approximately $49.0 million.

Equity Awards to Directors and Executive Officers

We have granted stock option and restricted stock awards to certain of our directors and executive officers. For more information regarding the equity awards granted to our directors and named executive officers, see the sections titled “Executive Compensation” and “Management—Director Compensation.”

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt second amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our second amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our second amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, second amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Upon the completion of this offering, our audit committee charter will provide that the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                     , as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

Applicable percentage ownership before the offering is based on              shares of common stock outstanding as of                     , assuming the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 50,766,405 shares of common stock, which will occur immediately upon the closing of this offering. Applicable percentage ownership after the offering is based on the issuance of shares of common stock in this offering (or shares of common stock if the underwriters exercise their option to purchase additional shares of common stock in full) and excludes any potential purchases in this offering by the persons and entities named in the table below. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or would become exercisable within 60 days of                      and all shares underlying RSUs held by that person that will vest based on service-based vesting conditions within 60 days of                     . However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Toast, Inc., 401 Park Drive, Suite 801, Boston, Massachusetts 02215.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%) (assuming no exercise of option)		Percentage of Shares Beneficially Owned (%) (assuming full exercise of option)
Name		Before the Offering	After the Offering	Before the Offering	After the Offering
Executive Officers and Directors:
Christopher P. Comparato(1)
Jennifer L. DiRico(2)
Brian R. Elworthy(3)
Aman Narang(4)
Timothy Barash(5)
Paul Bell
Kent Bennett
Susan Chapman-Hughes
Mark Hawkins(6)
Steven Papa
Deval L. Patrick

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%) (assuming no exercise of option)		Percentage of Shares Beneficially Owned (%) (assuming full exercise of option)
Name		Before the Offering	After the Offering	Before the Offering	After the Offering
David Yuan
All executive officers and directors as a group (14 persons)(7)
5% Stockholders:
Entities Affiliated with Bessemer Venture Partners(8)
Tiger Global PIP 10 LLC(9)
Certain funds and accounts advised by T. Rowe Price Associates, Inc.(10)
Entities Affiliated with TCV(11)
Stephen Fredette(12)

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of                 shares held by Christopher P. Comparato,                 shares held by the Comparato Family Holding Trust dated July 27, 2018 and              shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of             .

(2)	Consists of shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of .
(3)

Consists of                 shares held by Brian R. Elworthy,                 shares held by The Brian R. Elworthy Grantor Retained Annuity Trust of 2019 and              shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of                 .

(4)	Consists of shares held by Aman Narang and shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of .
(5)	Consists of shares held by Timothy Barash and shares of common stock underlying outstanding stock options that are or will be immediately exercisable within 60 days of .
(6)	Consists of shares issuable upon the vesting and settlement of restricted stock units for which the service-based vesting condition would be satisfied within 60 days of .
(7)

Consists of                 shares held by our executive officers and directors,                 shares of common stock underlying outstanding stock options held by our executive officers and directors that are or will be immediately exercisable within 60 days of                 and                 shares issuable upon the vesting and settlement of restricted stock units of our executive officers and directors for which the service-based vesting condition would be satisfied within 60 days of                 .

(8)

Consists of (i)                 shares of common stock,                 shares of Series B convertible preferred stock,                 shares of Series C convertible preferred stock,                 shares of Series D convertible preferred stock,                 shares of Series E convertible preferred stock, and                 shares of Series F convertible preferred stock held by Bessemer Venture Partners IX L.P., or BVP IX, (ii)                 shares of common stock,                 shares of Series B convertible preferred stock,                 shares of Series C convertible preferred stock,                 shares of Series D convertible preferred stock,                 shares of Series E convertible preferred stock, and                 shares of Series F convertible preferred stock held by Bessemer Venture Partners IX Institutional L.P., or BVP IX Institutional, (iii)                 shares of Series F convertible preferred stock held by Bessemer Venture Partners Century Fund Institutional L.P., or BVP Century Fund Institutional, and (iv)                 shares of Series F convertible preferred stock held by Bessemer Venture Partners Century Fund L.P., or BVP Century Fund, and together with BVP IX, BVP IX Institutional, and BVP Century Fund Institutional, the Bessemer Entities. Deer IX & Co. L.P., or Deer IX L.P., is the general partner of BVP IX and BVP IX Institutional. Deer IX & Co. Ltd., or Deer IX Ltd., is the general partner of Deer IX L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Robert M. Stavis and Adam Fisher are the directors of Deer IX Ltd. and hold the voting and dispositive power for BVP IX and BVP IX Institutional. Investment and voting decisions with respect to the shares held by BVP IX and BVP IX Institutional are made by the directors of Deer IX Ltd. acting as an investment committee. Deer X & Co. L.P., or Deer X L.P., is the general partner of BVP Century Fund and BVP Century Fund Institutional. Deer X & Co. Ltd., or Deer X Ltd., is the general partner of Deer X L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Adam Fisher, Brian Feinstein, Alex Ferrara, Stephen Kraus and Ethan Kurzweil are the directors of Deer X Ltd. and hold the voting and dispositive power for BVP Century Fund and BVP Century Fund Institutional. Investment and voting decisions with respect to the shares held by BVP Century Fund and BVP Century Fund Institutional are made by the directors of Deer X Ltd. acting as an investment committee. Mr. Bennett disclaims beneficial ownership of the securities held by the Bessemer Entities except to the extent of his pecuniary interest, if any, in such securities by virtue of his indirect interest in the Bessemer Entities. The address for each of the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(9)

Consists of                 shares of common stock including shares of common stock upon conversion of shares of Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock. Tiger Global PIP 10 LLC is controlled by Chase Coleman and Scott Shleifer. The address of Tiger Global PIP 10 LLC is 9 West 57th Street, 35th Floor, New York, New York 10019.

(10)

Consists of (i)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price New Horizons Fund, Inc., (ii)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price New Horizons Trust, (iii)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price U.S. Equities Trust, (iv)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, and Series F convertible preferred stock held by MassMutual Select Funds – MassMutual Select T. Rowe Price Small and Mid Cap Blend Fund, (v)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Small-Cap Stock Fund, Inc., (vi)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Institutional Small-Cap Stock Fund, (vii)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Spectrum Conservative Allocation Fund, (viii)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Spectrum Moderate Allocation Fund, (ix)                 shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Spectrum Moderate Growth Allocation Fund, (x)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Moderate Allocation Portfolio, (xi)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by U.S. Small-Cap Stock Trust, (xii)                 shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by VALIC Company I – Small Cap Fund, (xiii)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by TD Mutual Funds – TD U.S. Small-Cap Equity Fund, (xiv)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price U.S. Small-Cap Core Equity Trust, (xv)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by Minnesota Life Insurance Company, (xvi)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by Costco 401(k) Retirement Plan, (xvii)             shares of common stock upon conversion of shares of Series B convertible preferred stock and Series D convertible preferred stock held by The Bunting Family III, LLC, (xviii)             shares of common stock upon conversion of shares of Series B convertible preferred stock and Series D convertible preferred stock held by The Bunting Family VI Socially Responsible LLC, (xix)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by Jeffrey LLC, (xx)             shares of common stock upon conversion of shares of Series B convertible preferred stock, Series D convertible preferred stock, and Series F convertible preferred stock held by T. Rowe Price Global Consumer Fund, (xxi)             shares of common stock upon conversion of shares of Series D convertible preferred stock and Series F convertible preferred stock held by T. Rowe Price Communications & Technology Fund, Inc., (xxii)             shares of common stock upon conversion of shares of Series D convertible preferred stock and Series F convertible preferred stock held by TD Mutual Funds – TD Global Entertainment & Communications Fund, (xxiii)             shares of common stock upon conversion of shares of Series B convertible preferred stock and Series D convertible preferred stock held by T. Rowe Price Small-Cap Value Fund, Inc., (xxiv)             shares of common stock upon conversion of shares of Series B convertible preferred stock and Series D convertible preferred stock held by T. Rowe Price U.S. Small-Cap Value Equity Trust, and (xxv)             shares of common stock upon conversion of shares of Series B convertible preferred stock and Series D convertible preferred stock held by T. Rowe Price U.S. Equities Trust, or, collectively, the T. Rowe Entities. T. Rowe Price Associates, Inc., or TRPA, serves as investment adviser or subadviser, as applicable, with power to direct investments and/or to vote the securities owned by the T. Rowe Entities. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all of the shares held by the T Rowe Price Entities; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address of each of the T. Rowe Entities, TRPA and T. Rowe Price Group, Inc. is c/o T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202.

(11)

Consists of (i)                 shares of common stock upon conversion of shares of Series E convertible preferred stock and Series F convertible preferred stock held by TCV X, L.P., or TCV X, (ii)                 shares of common stock upon conversion of shares of Series E convertible preferred stock and Series F convertible preferred stock held by TCV X (A), L.P., or TCV XA,

(iii) shares of common stock upon conversion of shares of Series E convertible preferred stock and Series F convertible preferred stock held by TCV X (A) Blocker, L.P., or TCV XA Blocker, (iv) shares of common stock upon conversion of shares of Series E convertible preferred stock and Series F convertible preferred stock held by TCV X (B), L.P., or TCV XB, together with TCV X, TCV XA, and TCV XA Blocker, the TCV X Entities, and (v) shares of common stock upon conversion of shares of Series E convertible preferred stock and Series F convertible preferred stock held by TCV X Member Fund, L.P., or TCV X Member Fund. Technology Crossover Management X, Ltd., or Management X, is the sole general partner of TCV X Member Fund and Technology Crossover Management X, L.P., or TCM X, which in turn is the sole general partner of each of the TCV X Entities. Management X may be deemed to have the sole voting and dispositive power over the shares held by the TCV X Entities and TCV X Member Fund. Jay C. Hoag, Jon Q. Reynolds Jr., Timothy P. McAdam, and Christopher P. Marshall are the Class A Directors of Management X and each disclaims beneficial ownership of the securities held by the TCV X Entities except to the extent of his pecuniary interest therein. The address of TCV is 250 Middlefield Road, Menlo Park, California 94025.
(12)	Consists of (i) shares held by Stephen Fredette, (ii) shares held by The SHFA Family Trust, and (iii) shares held by the Fredette Family Nominee Trust.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and second amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the completion of this offering. Because these descriptions are only summaries, they do not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, second amended and restated bylaws and fourth amended and restated investors’ rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our second amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.000001 per share, and                 shares of preferred stock, par value $0.000001 per share, all of which shares of preferred stock will be undesignated.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering, as of December 31, 2020, there were 94,717,491 shares of our common stock outstanding, held by 579 stockholders of record, and no shares of our convertible preferred stock outstanding. Pursuant to our certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation.

In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of December 31, 2020, we had outstanding options to purchase 11,575,370 shares of our common stock, with a weighted-average exercise price of $10.37 per share under our 2014 Plan.

Restricted Stock Units

As of December 31, 2020, we had 31,674 RSUs for shares of our common stock outstanding under our 2014 Plan.

Warrants

As of December 31, 2020, we had outstanding warrants to purchase 80,000, 25,591 and 25,591 shares of our Series B convertible preferred stock, respectively. The outstanding warrant to purchase 80,000 shares of our Series B convertible preferred stock, exercisable through 2026, will become exercisable for the same number of shares of our common stock upon the closing of this offering at an exercise price of $1.9538 per share. Both of the outstanding warrants to purchase 25,591 shares of our Series B convertible preferred stock will be automatically exercised in full at an exercise price of $1.9538 for such warrants, which will occur in connection with the closing of this offering.

As of December 31, 2020, we had outstanding warrants to purchase 42,900 and 26,325 shares of our Series C convertible preferred stock, respectively. These warrants are exercisable through 2027 and one year from the effective date of this initial public offering, respectively. These warrants will become exercisable for the same number of shares of our common stock upon the closing of this offering, each at an exercise price of $6.98 per share.

Registration Rights

Upon the completion of this offering, the holders of                 shares of our common stock, including those issuable upon the conversion of convertible preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under our IRA. The IRA includes demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under the IRA will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

After the completion of this offering, the holders of shares of our common stock issuable or issued upon the conversion of convertible preferred stock upon the completion of this offering, are entitled to demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of a majority of the shares registrable under the IRA, subject to certain exceptions, can request that we register the offer and sale of their shares as long as such registration would cover at least 40% of the shares registrable under the IRA (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $15 million). We are obligated to effect only one such registration. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effectiveness of, a Company-initiated registration statement relating to the public offering of our common stock.

Form S-3 Registration Rights

After the completion of this offering, the holders of up to                 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of the shares registrable under the IRA may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the request covers securities the anticipated aggregate public offering price of which is at least $5 million, net of selling expenses. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registration within the 12-month period preceding the date of the request. If we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a Form S-3 registration during the period that is 30 days prior to our good faith estimate of the date of the filing of, and ending on a date 90 days following the effectiveness of, a Company-initiated registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to                 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any employee benefit plan, (ii) a registration related to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares, or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Indemnification

Our IRA contains customary cross-indemnification provisions, under which we are obligated to indemnify each selling stockholder, each underwriter of the shares being registered and each other person, if any, who controls such selling stockholder or underwriter within the meaning of the Securities Act or Exchange Act for losses, claims, damages or liabilities, joint or several, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement, any omission or alleged omission to state a material fact in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Expiration of Registration Rights

The registration rights granted under the IRA will terminate on the earliest of (i) a deemed liquidation event, as defined in our amended and restated certificate of incorporation as in effect prior to the completion of this offering, (ii) the third anniversary of the completion of this offering and (iii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 or any similar exemption under the Securities Act during any three-month period without registration.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us. These provisions, which are summarized below, are also designed to encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board Composition and Filling Vacancies

Our certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, have the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limitation may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Our certificate of incorporation will provide that any amendment thereof must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a separate class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a separate class.

Our bylaws will provide that any amendment thereof must be approved by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a separate class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation will provide for                 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us, or any current or former director, officer, or other employee or stockholder, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any action asserting a claim against us or any current or former director or officer or other employee governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws will further provide that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our bylaws also will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. We recognize that the forum selection clause that will be in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause that will be in our bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable in an action, we may incur additional costs associated with resolving such an action. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware or the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol “TOST.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                                         . The transfer agent and registrar’s address is                                         .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of December 31, 2020, on the closing of this offering, a total of                shares of common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 50,766,405 shares of common stock. Of these shares, all of the shares of common stock sold in this offering by us, plus any shares sold by us on the exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Lock-Up Agreements

We, all of our directors and executive officers, and the holders of substantially all of our common stock and securities exercisable for or convertible into shares of our common stock outstanding immediately prior to the closing of this offering have agreed, or will agree, with the underwriters that, until                  days after the date of this prospectus, subject to certain exceptions, we and they will not, and will not cause or direct any of our or their respective affiliates to, without the prior written consent of                 , (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (i) or (ii) above.                  may, in their discretion, release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of up to 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described above.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares upon expiration of the lock-up agreements described above. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described above.

Registration Rights

Upon the closing of this offering, the holders of                shares of our common stock or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2014 Plan, 2021 Plan, and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the IRS could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspect of state, local or non-U.S. taxes, the alternative minimum tax, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, the Medicare Contribution Tax or any U.S. federal taxes other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address any special tax rules that may apply to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt or governmental organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	U.S. expatriates;

•	persons who have elected to mark securities to market; or

•	persons that acquire our common stock as compensation for services.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their common stock through such entities. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partner and the partnership. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Distributions on our Common Stock

We do not currently expect to pay dividends. See the section titled “Dividend Policy” above in this prospectus. However, in the event that we do pay distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock.”

Subject also to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or the applicable withholding agent are unable to determine, at a time reasonably close to the date of payment of a distribution on our common stock, what portion, if any, of the distribution will constitute a dividend, then we or the applicable withholding agent may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding, a non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us or the applicable withholding agent with a properly executed original IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income, net of specified deductions and credits, will be taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide us or the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements in order for us or the applicable withholding agent to withhold at such lower treaty rate to which he, she or it is may be entitled. A non-U.S. holder that is eligible for such lower rate of U.S. withholding tax as may be specified under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding Tax” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is an individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•

we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Such withholding may also apply to payments of proceeds of sales or other dispositions of our common stock, although under proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to such payments of gross proceeds. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to purchase up to an additional                shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, all of our directors and executive officers, and the holders of substantially all of our common stock and securities exercisable for or convertible into shares of our common stock outstanding immediately prior to the closing of this offering have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                days after the date of this prospectus, except with the prior written consent of                . See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Our common stock is listed on the New York Stock Exchange under the symbol “TOST.”

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 million.

We will also agree to reimburse the underwriters for expenses in an amount not to exceed $35,000 relating to any applicable state securities filings and to clearance of this offering with the Financial Industry Regulatory Authority. We will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a Member State), no common stock has been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)

by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company or our common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

VALIDITY OF COMMON STOCK

Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Toast, Inc. at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.toasttab.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

TOAST, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Toast, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toast, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for revenue recognition in 2020.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Boston, Massachusetts

April 30, 2021

TOAST, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2019	2020
Assets:
Current assets:
Cash and cash equivalents	$150,366	$581,824
Accounts receivable, net of allowance for doubtful accounts of $5,215 and $4,438 at December 31, 2019 and 2020, respectively	15,091	32,633
Merchant cash advances and loans receivable, net of allowance for uncollectable loans of $216 and $4,454 at December 31, 2019 and 2020, respectively	11,612	872
Inventories	15,386	19,330
Costs capitalized to obtain revenue contracts, net	—	16,794
Prepaid expenses and other current assets	36,011	21,611

Total current assets	228,466	673,064

Property and equipment, net	19,957	34,056
Intangible assets	10,440	6,835
Goodwill	35,887	35,887
Capitalized software	6,222	10,055
Restricted cash	2,308	1,214
Security deposits	1,846	1,633
Noncurrent costs capitalized to obtain revenue contracts, net	—	12,612
Other non-current assets	616	600

Total non-current assets	77,276	102,892

Total assets	$305,742	$775,956

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$31,522	$30,554
Current portion of deferred revenue	38,979	42,680
Accrued expenses and other current liabilities	69,196	63,172

Total current liabilities	139,697	136,406

Long-term debt, net of discount	—	171,709
Derivative liabilities	—	37,443
Warrants to purchase preferred stock	3,187	11,405
Deferred revenue, net of current portion	20,515	15,533
Deferred rent, net of current portion	25,377	18,536
Other long-term liabilities	837	7,007

Total long-term liabilities	49,916	261,633

Total liabilities	189,613	398,039
Commitments & Contingencies (Note 23)
Convertible preferred stock, $0.000001 par value—42,478,881 and 51,449,136 shares authorized, 41,921,615 and 50,766,405 shares issued and outstanding at December 31, 2019 and 2020, respectively; total liquidation value of $850,000 at December 31, 2020	446,555	848,893
Stockholders’ Deficit:
Common stock, $0.000001 par value—104,000,000 and 114,000,000 shares authorized, 42,980,280 and 43,951,086 shares issued and outstanding as of December 31, 2019 and 2020, respectively	—	—
Treasury stock, at cost—40,000 and 45,000 shares outstanding at December 31, 2019 and 2020, respectively	(460)	(665)
Accumulated other comprehensive loss	(55)	228
Additional paid-in capital	56,010	145,327
Accumulated deficit	(385,921)	(615,866)

Total stockholders’ deficit	(330,426)	(470,976)

Total liabilities, convertible preferred stock and stockholders’ deficit	$305,742	$775,956

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year ended December 31,
	2019	2020
Revenue:
Subscription services	$62,443	$101,374
Financial technology solutions	531,751	644,372
Hardware	54,999	63,968
Professional services	15,836	13,420

Total revenue	665,029	823,134

Cost of revenue:
Subscription services	24,923	39,730
Financial technology solutions	452,786	508,816
Hardware	82,096	85,013
Professional services	41,215	45,558
Amortization of acquired technology and customer assets	1,660	3,604

Total cost of revenue	602,680	682,721

Gross profit	62,349	140,413

Operating expenses:
Sales and marketing	129,066	139,325
Research and development	63,967	108,574
General and administrative	82,683	112,661

Total operating expenses	275,716	360,560

Loss from operations	(213,367)	(220,147)
Other income (expense):
Interest income	2,106	842
Interest expense	—	(12,651)
Change in fair value of warrant liability	(1,497)	(8,218)
Change in fair value of derivative liability	—	(7,282)
Other income (expense), net	62	(486)

(Loss) income before (benefit) provision for income taxes	(212,696)	(247,942)
Benefit (provision) for income taxes	3,248	(261)

Net loss	(209,448)	(248,203)
Redemption of Series B Preferred	—	(812)

Net loss attributable to common stockholders	$(209,448)	$(249,015)

Net loss per share attributable to common stockholders, basic and diluted	$(5.38)	$(6.23)

Weighted average shares used in computing net loss per share, basic and diluted	38,964,029	39,996,593

Net loss	$(209,448)	$(248,203)
Other comprehensive loss:
Foreign currency translation	(30)	283

Comprehensive loss	$(209,478)	$(247,920)

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Preferred Stock		Common Stock		Treasury Stock		Stockholder	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Loss	Deficit
Balances at January 1, 2019	32,764,010	$196,771	39,402,008	$—	40,000	$(460)	$(157)	$18,516	$(176,473)	$(25)	$(158,599)
Repurchase of common stock	—	—	(22,275)	—	—	—	—	—	—	—	—
Issuance of common stock in connection with business combination	—	—	108,660	—	—	—	—	2,966	—	—	2,966
Settlement of shareholder receivable	—	—	—	—	—	—	157	—	—	—	157
Issuance of Series E preferred Stock	9,157,605	250,000	—	—	—	—	—	—	—	—	—
Issuance cost of Series E preferred stock	—	(216)	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	3,491,887	—	—	—	—	549	—	—	549
Vesting of restricted stock	—	—	—	—	—	—	—	270	—	—	270
Stock-based compensation	—	—	—	—	—	—	—	33,709	—	—	33,709
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	(30)	(30)
Net loss	—	—	—	—	—	—	—	—	(209,448)	—	(209,448)

Balances at December 31, 2019	41,921,615	446,555	42,980,280	—	40,000	(460)	—	56,010	(385,921)	(55)	(330,426)
Cumulative adjustment due to adoption of ASC 606	—	—	—	—	—	—	—	—	18,258	—	18,258
Repurchase of common stock	—	—	(202,376)	—	5,000	(205)	—	(68)	—	—	(273)
Redemption of Series B preferred stock	(15,454)	(30)	—	—	—	—	—	(812)	—	—	(812)
Issuance of Series F preferred Stock	8,860,244	402,695	—	—	—	—	—	—	—	—	—
Issuance cost of Series F preferred stock	—	(327)	—	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	1,173,182	—	—	—	—	3,480	—	—	3,480
Vesting of restricted stock	—	—	—	—	—	—	—	358	—	—	358
Stock-based compensation	—	—	—	—	—	—	—	86,359	—	—	86,359
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	283	283
Net loss	—	—	—	—	—	—	—	—	(248,203)	—	(248,203)

Balances at December 31, 2020	50,766,405	$848,893	43,951,086	$—	45,000	$(665)	$—	$145,327	$(615,866)	$228	$(470,976)

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2019	2020
Cash flows from operating activities:
Net loss	$(209,448)	$(248,203)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,842	27,067
Stock-based compensation	33,709	86,359
Amortization of debt issuance costs	656	326
Amortization of costs capitalized to obtain revenue contracts	—	15,458
Change in fair value of derivative liability	—	7,282
Change in fair value of warrant liability	1,497	8,218
Change in deferred income taxes	(3,369)	—
Non-cash interest on convertible note	—	7,617
Other noncash items	238	48
Changes in operating assets and liabilities:
Account receivable, net	(4,095)	(12,710)
Factor receivable, net	(1,698)	2,640
Merchant cash advances made	(22,100)	—
Merchant cash advances repaid	12,831	8,919
Prepaid expenses and other current assets	(24,414)	17,952
Costs capitalized to obtain revenue contracts, net	—	(25,247)
Inventories	(6,673)	(3,944)
Accounts payable	14,586	(6,137)
Accrued expenses and other current liabilities	21,960	(2,725)
Deferred revenue	22,781	(8,330)
Other liabilities	32,294	760
Other non-current assets	(2,080)	17

Net cash used in operating activities	(126,483)	(124,633)

Cash flows from investing activities:
Acquisition, net of customer funds obligations assumed	(40,869)	—
Customer funds obligations assumed in acquisition	8,172	—
Capitalized software	(5,601)	(8,515)
Purchases of property and equipment	(9,131)	(27,557)
Other	—	212

Net cash used in investing activities	(47,429)	(35,860)

Cash flows from financing activities:
Proceeds from secured borrowings	9,846	—
Repayments of secured borrowings	(2,948)	(9,223)
Change in customer funds obligations, net	(1,457)	3,923
Proceeds from issuance of long-term debt	—	194,850
Proceeds from exercise of stock options	549	3,480
Proceeds from issuance of restricted stock	607	368
Proceeds from issuance of Series E Preferred	249,784	—
Proceeds from issuance of Series F Preferred	—	402,368
Redemption of Series B Preferred	—	(842)
Repurchase of restricted stock	(44)	(153)
Repurchase of common stock	—	(273)

Net cash provided by financing activities	256,337	594,498

Net increase in cash, cash equivalents, cash held on behalf of customers and restricted cash	82,425	434,005
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(30)	282
Cash, cash equivalents, cash held on behalf of customers and restricted cash at beginning of period	76,994	159,389

Cash, cash equivalents, cash held on behalf of customers and restricted cash at end of period	$159,389	$593,676

Reconciliation of cash, cash equivalents, cash held on behalf of customers and restricted cash
Cash and cash equivalents	$150,366	$581,824
Cash held on behalf of customers	6,715	10,638
Restricted cash	2,308	1,214

Total cash, cash equivalents, cash held on behalf of customers and restricted cash	$159,389	$593,676

Supplemental disclosure of cash flow information
Cash paid for interest	$107	$4,533
Cash received for interest	$3,558	$842

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	$10,914	$5,323
Stock issued for business combinations	$2,966	$—

The accompanying notes are an integral part of these consolidated financial statements.

TOAST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. Description of Business and Basis of Presentation

Toast, Inc. (together with its subsidiaries, the “Company” or “Toast”), a Delaware corporation, is a cloud-based end-to-end technology platform purpose-built for the entire restaurant community. Toast’s platform provides a comprehensive suite of software as a service (“SaaS”) products, financial technology solutions including integrated payment processing, restaurant-grade hardware, and a broad ecosystem of third-party partners. Toast serves as the restaurant operating system, connecting front of house and back of house operations across dine-in, takeout, and delivery channels.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Comprehensive loss is composed of two components: net loss and other comprehensive loss (income). Other comprehensive loss (income) refers to expenses and losses that under U.S. GAAP are recorded as an element of stockholders’ deficit but are excluded from the Company’s net loss. For all periods presented, the Company’s other comprehensive loss (income) consists of foreign currency translation adjustments related to the Company’s foreign subsidiary.

Risks and Uncertainties

The Company is subject to a number of risks common to emerging, technology-based companies, including a limited operating history; dependence on key individuals; rapid technological changes; competition from substitute products and larger companies; the need for additional financing to fund future operations; and the successful development, marketing, and outsourced manufacturing of its products and services as well as the impact of the novel coronavirus disease (“COVID-19”) on the restaurant industry.

Liquidity

Through December 31, 2020, the Company has funded its operations primarily with proceeds from contracts with customers, proceeds from sales of its convertible preferred stock and borrowings under a convertible debt arrangement. The Company has incurred recurring losses since its inception, including net losses of $209,448 and $248,203 for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the Company had an accumulated deficit of $615,866 and the Company expects to continue to generate significant operating losses for the foreseeable future. As of April 30, 2021, the date these consolidated financial statements were available for issuance, the Company expects that its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months following the date the consolidated financial statements were available to be issued.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings, or other capital sources. The Company may not be able to obtain financing on acceptable terms, or at all, and the terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has rapidly impacted market and economic conditions globally. In an attempt to limit the spread of the virus, various governmental restrictions have been implemented, including business activity and travel restrictions as well as “shelter-at-home” orders. These restrictions impacted restaurants in various ways, including limiting service to takeout orders for a period of time or reducing capacity to accommodate social distancing recommendations.

The Company considered the potential effects of the COVID-19 pandemic on its consolidated financial statements and the carrying amounts of assets or liabilities as of December 31, 2019 and 2020. During 2020, the Company accrued $16,791 of lease termination costs at their net present value, recognizing a loss of $2,766 (net of reversals of related deferred rent representing accounting recognition of escalating lease costs on a normalized basis), which had been in connection with the termination of leases for two office facilities, with $9,500 payable up front and the balance payable in monthly installments through 2026. In addition, the Company incurred costs of $16,036 related to accelerated depreciation on certain leasehold improvements and other property and equipment. The Company also completed a significant reduction in workforce in April 2020, pursuant to which it incurred severance costs of $10,127 and stock-based compensation expense of $2,793 in connection with the modification of previously issued employee stock option awards. As of December 31, 2020, the Company recorded a liability of $6,930 in connection with the lease termination fee. In addition to the restructuring liabilities described above, the Company engaged in efforts to reduce operating expenses and has taken other measures to reduce discretionary spending while conditions remain uncertain for the restaurant industry.

In light of the evolving nature of the COVID-19 pandemic and the uncertainty it has produced around the world, it is not possible to predict the cumulative and ultimate impact of the pandemic on the Company’s future business operations, results of operations, financial position, liquidity, and cash flows. The extent of the impact of the pandemic on the Company’s business and financial results will depend largely on future developments, including the duration of the spread of the pandemic both globally and within the United States, the impact on capital, foreign currency exchange, and financial markets, the impact of governmental or regulatory orders that impact the Company’s business, and the effect on global supply chains, all of which are highly uncertain and cannot be predicted. For example, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and an increased use of personal electronics, has created a global shortfall of microchip supply, and it is yet unknown how and the extent to which the Company may be impacted. The Company will continue to actively monitor the impacts of and responses to the COVID-19 pandemic and its related risks.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, judgments, and assumptions in these consolidated financial statements include, but are not limited to, those related to revenue recognition, allowance for doubtful accounts, allowances for uncollectable loans and merchant cash advances, loan servicing assets, allowance for excessive and obsolete inventory, reserves for warranties on hardware sold, reserves for sales returns, guarantees for losses on customer loans held with a bank the Company partners with, business combinations and other acquired intangible assets, stock-based compensation, warrants, convertible debt, debt derivatives and common stock valuation. Actual results could vary from those estimates.

Revenue Recognition

During the years ended December 31, 2019 and 2020, the Company generated four types of revenue, including: (1) subscription services from its SaaS products, (2) financial technology services, including loan servicing activities, (3) hardware, and (4) professional services. Our contracts often include promises to transfer multiple products and services to a customer.

ASC 605

Revenue for the year ended December 31, 2019 is presented under Accounting Standards Codification 605, Revenue Recognition (“ASC 605” or “Topic 605”). Under Topic 605, the Company recognized revenue when all the following criteria were met: persuasive evidence of an arrangement exists; the sales price is fixed or determinable; collection is reasonably assured; and services have been rendered.

Subscription service revenue recognized under Topic 605 primarily included fees for customer use of the Company’s SaaS products. The subscription service revenue was recognized ratably over the service period as service is provided.

Financial technology solutions revenue recognized under Topic 605 consisted primarily of transaction-based services from payment processing for cardholder transactions for its customers for which the Company charges a transaction fee that is generally calculated as a percentage of the total transaction amount processed. Financial technology solutions revenue from payment processing was recognized on a gross basis and interchange fees and other transaction costs were recorded as costs of revenue.

Hardware revenue recognized under Topic 605 primarily included sales of tablets and related accessories. The hardware revenue was recognized upon shipment of products to customers. The Company maintains an allowance for customer returns based on historical return data.

Professional services revenue recognized under Topic 605 primarily included fees from consultation services to support the business process mapping, configuration and training. Amounts invoiced to customers in advance are recorded to deferred revenue and recognized as services occur. The Company calculates an allowance for returns and customer credits based on historical data.

For contracts with multiple element arrangements, the Company evaluates each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has stand-alone value and delivery of the undelivered element is probable and substantially controlled by the Company. The Company considers a deliverable to have stand-alone value if the product or service is sold separately by the Company or another vendor or could be resold by the customer. The Company allocates revenue to the separate units of accounting at the inception of the arrangement on the basis of the relative selling price for each unit of accounting. The selling price for each element is based upon the following selling price hierarchy: vendor specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”) if VSOE is not available, or the Company’s best estimated selling price (“BESP”) if neither VSOE nor TPE are available.

ASC 606

Effective on January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, (“ASC 606” or “Topic 606”) using the modified retrospective method of transition. Modified retrospective adoption requires entities to apply the standard retrospectively to the most current period presented in the financial statements, requiring the cumulative effect of the retrospective application as an adjustment to the opening balance of retained earnings at the date of initial application. Accordingly, results for reporting periods beginning after January 1, 2020 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic revenue recognition methodology under ASC 605.

The Company applied ASC 606 to all contracts that were effective as of January 1, 2020. Under this method, the Topic 606 was applied to contracts that were not complete as of January 1, 2020. The Company elected to adopt the practical expedient outlined in ASC 606 and analyzed the aggregate effect of all contract modifications that occurred prior to January 1, 2020.

The Company recorded a cumulative-effect adjustment of $18,258 in accumulated deficit upon the adoption of ASU 2014-09, which includes the impact of ASC 606 on the Company’s accounting for revenue recognition and costs to obtain a contract.

Under the guidance of ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, the following five steps are applied:

1.	Identify the contract(s) with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue as the entity satisfies a performance obligation.

During the years ended December 31, 2019 and 2020, the Company generated revenue through four revenue streams, including: (1) subscription services, (2) financial technology solutions, (3) hardware, and (4) professional services. The Company’s contracts often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company allocates total arrangement consideration at the inception of an arrangement to each performance obligation using the relative selling price allocation method based on each distinct performance obligation’s standalone selling price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. The Company determined the SSP for hardware and professional services revenue using an adjusted market assessment approach which analyzes discounts provided to similar customers based on customer category and size. SSP for subscription services revenue was established using the adjusted market approach considering relevant information such as current and new customer pricing, renewal pricing, competitor information, market trends and market share for similar services. SSP for financial technology solutions revenue was determined using the Company’s own standalone sales data. The Company allocates all variable fees earned from financial technology services revenue to that distinct performance obligation on the basis its pricing practices for that performance obligation are consistent with the allocation objective under ASC 606.

Customer credits are estimated based on historical experience. The provision for these estimates is recorded as a reduction of revenue and increase to liabilities at the time that the related revenue is recorded.

The Company facilitates customers receiving financing from third-party lenders for hardware, professional services, and the initial SaaS subscription services term. The Company has partnerships with these third-party financing firms that ultimately decide whether to extend credit to the customers. The Company pays the equivalent of an early payment discount to the third-party financing partners as a reduction of revenue, as it considers such costs to be a customer sales incentive. Under its arrangements with the financing firms, the Company also assumes a limited portion of the risk of customer defaults, which is accrued upon origination of the financing agreements under ASC 460, Guarantees (ASC 460). Costs incurred to date under such guarantees have not been material.

Subscription services

Subscription services revenue is generated from fees charged to customers for access to the Company’s software applications. Subscription services revenue is primarily based on a rate per location, and this rate varies depending on the number of software products purchased, hardware configuration, and employee count. The performance obligation is satisfied ratably over the contract period as the service is provided, commencing when the subscription service is made available to the customer. The Company’s contracts with customers are generally for a term ranging from 12 to 36 months. Amounts invoiced in excess of revenue recognized are deferred revenue.

Financial technology solutions

Financial technology solutions revenue includes transaction-based payment processing services for customers which are charged a transaction fee for payment-processing transactions. This transaction fee is generally calculated as a percentage of the total transaction amount processed plus a fixed per-transaction fee, which is earned as transactions are authorized and submitted for processing. The Company incurs costs of interchange and network assessment fees, processing fees, and bank settlement fees to the third-party payment processors and financial institutions involved in settlement, which are recorded as cost of revenues. The Company satisfies its payment processing performance obligations and recognizes the transaction fees as revenue upon authorization by the issuing bank and submission for processing. The transaction fees collected are recognized as revenue on a gross basis as the Company is the principal in the delivery of the managed payments solutions to the customers.

The Company has concluded that it is the principal in this performance obligation to provide a managed payment solution because it controls the payment processing services before the customer receives them, performs authorization and fraud check procedures prior to submitting transactions for processing in the payment network, has sole discretion over which third-party acquiring payment processors it will use and is ultimately responsible to the customers for amounts owed if those acquiring payment processors do not fulfill their obligations. The Company generally has full discretion in setting prices charged to the customers. Additionally, the Company is obligated to comply with certain payment card network operating rules and contractual obligations under the terms of its registration as a payment facilitator and as a master merchant under its third-party acquiring payment processor agreements which make it liable for the costs of processing the transactions for its customers and chargebacks and other financial losses if such amounts cannot be recouped from the restaurant.

Financial technology solutions revenue is recorded net of refunds and reversals initiated by the restaurant and are recognized upon authorization by the issuing bank and submission for processing. The Company allocates all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the ASC 606 allocation objectives.

Financial technology solutions revenue also includes fees earned from marketing and servicing working capital loans to customers through the Company’s wholly owned subsidiary, Toast Capital, that are originated by a third-party bank. The Company believes Toast Capital is uniquely qualified to underwrite and competitively price loans that range from $5 to $100 to eligible Toast customers by using patented systems for loan origination that incorporate historical POS data and payment processing volume. In these arrangements, Toast Capital’s bank partner originates all loans, and Toast Capital then services the loans using Toast’s payments infrastructure to remit a fixed percentage of daily sales until the loan is paid back. Toast Capital earns fees for the underwriting and marketing of loans, which are recognized upon origination of the loan, and loan servicing fees, based on a percentage of each outstanding loan, which is recognized as servicing revenue as the servicing is delivered in accordance with ASC 860 Transfers and Servicing. Servicing revenue is adjusted for the amortization of servicing rights carried at amortized cost. The marketing and facilitation fees earned upon execution of these loan agreements with its customers are recognized as revenue on a gross basis. The Company also provides limited guarantees for customer defaults which are accounted for under ASC 460 as described further in the subsection to Note 2 Assets and Liabilities Recorded with Loan Servicing Activities.

Hardware

Hardware revenue is generated from the sale of terminals, tablets, handhelds, and related devices and accessories, net of estimated returns. Revenue for hardware sales is recognized at the point in time at which the transfer of control occurs in accordance with agreed upon shipping terms, satisfying the performance obligation. The Company allows for customer returns and accrues the amount expected as a sales credit. The Company estimates these credits based on historical experience and reduces revenue recognized accordingly. The Company invoices end-user customers upon shipment of the products.

Professional services

Professional services revenue is generated from fees charged to customers for installation services, including business process mapping, configuration, and training. Professional services are sold separately. Amounts invoiced in advance are recorded as deferred revenue. The duration of providing professional services to the customer is relatively short and completed in a matter of days. The performance obligation for professional services is considered to be satisfied upon the completion of the installation.

Cost of Revenue

Cost of revenue primarily consists of costs associated with payment processing, personnel, and related infrastructure for operation of the Company’s cloud-based platform, data center operations, customer support, loan servicing and allocated overhead. Hardware costs consist of all product costs associated with tablets, printers, and other peripherals. Employee-related costs consist of salaries, benefits, bonuses, and stock-based compensation. Overhead consists of certain facilities costs, depreciation expense, and amortization costs associated with internally developed software.

Payment processing costs include interchange fees, network assessment fees and fees paid to the acquiring processor.

Business Combinations

The purchase price of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of total consideration over the fair values of the assets acquired and the liabilities assumed is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded on the consolidated statements of comprehensive loss.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s warrants to purchase preferred stock and convertible debt related derivative liabilities are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 5). The carrying values of accounts receivable, merchant cash advances receivable, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s Ireland subsidiary is in the local currency. The assets and liabilities of foreign subsidiaries are translated using exchange rates in effect at the consolidated balance sheet date. Revenue and expenses are translated using the average exchange rates prevailing during the period. Exchange-rate differences resulting from translation adjustments are accounted for as a component of accumulated other comprehensive loss.

Cash and Cash Equivalents, Cash Held on Behalf of Customers and Restricted Cash

The Company defines cash and cash equivalents as highly liquid investments with original maturities of 90 days or less at the time of purchase. At December 31, 2019 and 2020, the Company’s cash and cash equivalents consisted primarily of cash held in checking and money market accounts.

Cash held on behalf of customers represents an asset that is restricted for the purpose of satisfying obligations to remit funds to various tax authorities to satisfy customers’ payroll, tax and other obligations. Cash held on behalf of customers is included within prepaid expenses and other current assets and the corresponding customer funds obligation is included within accrued expenses and other current liabilities on the Company’s consolidated balance sheets.

Restricted cash relates to cash held with commercial lending institutions. The restrictions are cash collateralized letters of credit to cover potential customer defaults on third-party financing arrangements. Additionally, restricted cash is held as collateral pursuant to an agreement with the originating bank for the Company’s loan product (See Note 7).

Cash and cash equivalents and restricted cash consisted of the following:

	December 31,
	2019	2020
Cash and cash equivalents	$150,366	$581,824
Cash held on behalf of customers	6,715	10,638
Restricted cash	2,308	1,214

Total cash, cash equivalents, cash held on behalf of customers and restricted cash	$159,389	$593,676

Concentration of Credit Risk and Significant Customers

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents with one financial institution, which, at times, may exceed federally insured limits. The Company has not incurred any losses associated with this concentration of deposits.

The Company has a single third-party automated clearing house acquiring processor that represented substantially all deposits in transit as of December 31, 2019 and 2020.

For the years ended December 31, 2019 and 2020, the Company had no customers that accounted for greater than 10% of total revenue. No customers represented more than 10% of the Company’s merchant cash advances at December 31, 2019 and 2020.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of an allowance for doubtful accounts. When management becomes aware of circumstances that may decrease the likelihood of collection to a point where a receivable is no longer probable of being collected, it records an allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. For all other customers, management determines the adequacy of the allowance based on historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts.

Merchant Cash Advance Losses

The Company incurs loan losses on the portfolio of merchant cash advances that it originates. These losses are reflected in general and administrative expense on the accompanying consolidated statements of comprehensive loss. The establishment of appropriate reserves for transaction losses is an inherently uncertain process, and ultimate losses may vary from current estimates.

Inventories

Inventories, which consists primarily of tablets, printers, and networking equipment, are stated at the lower of cost or net realizable value and are accounted for using the average cost method. Inventories consist of primarily advances made to its contract manufacturers for finished goods. This valuation requires the Company to periodically analyze inventory quantities on hand for excess and obsolete inventory based primarily on historical usage. The Company recognizes freight, handling costs, and wasted inventory as current-period costs. The Company’s inventory is held at the Company’s warehouse as well as at third-party contract manufacturer premises. The Company recorded provisions for excess and obsolete inventory as of December 31, 2019 and 2020, of $2,121 and $5,339, respectively.

Transfers of Financial Assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred.

Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on the Company’s consolidated balance sheet and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

Assets and Liabilities Recorded with Loan Servicing Activities

Capitalized servicing rights include rights associated with servicing loans originated by the industrial bank that the Company partners with. A servicing asset (or liability) is recognized on the consolidated balance sheets when benefits of servicing are expected to be greater (or lower) than adequate compensation for performing servicing by the Company. No servicing rights are recorded if the amounts earned represent adequate compensation. In determining adequate compensation, the Company compares its level of compensation to the level of compensation demanded by current market prices.

Servicing rights are initially recorded at fair value. Initial measurement is based on an analysis of discounted cash flows based on assumptions that market participants use to estimate fair value. Subsequently, servicing rights are amortized over the expected period of estimated net servicing income and assessed for impairment.

Amortization of servicing rights is recorded in proportion to and over the period of estimated net servicing income. Resulting amortization expense is recorded as an adjustment to net financial technology solutions revenue on the consolidated statements of comprehensive loss.

Impairment (or an increased obligation) is recognized through a valuation allowance and a charge to current period earnings if it is considered to be temporary. If circumstances indicate that the likelihood of future recovery of the impaired assets or liability is remote, the Company directly writes-down such assets and relieves the valuation account.

The Company assumes liability on loans it services for defaults on a limited basis based on a specified percentage of the total loans originated which are measured on a quarterly basis. The estimated liability is accounted for as a guarantee under ASC 460 and recorded as a reduction of net revenue at the time the loans are originated and is trued up over the period of repayment. If the merchant falls behind in payments for a defined period of time, the loan is considered delinquent and the Company is required to purchase the loan from its bank partner and such purchase will reduce the Company’s potential liability with respect to the quarterly cohort of loans from which the defaulted loan originated, as described further in Note 7.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated lives using the straight-line method. The useful life of leasehold improvements and capital leases are determined by the economic useful life of the assets or the term of the leases, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Depreciation is provided for by the straight-line method over the estimated useful lives as follows:

Property and Equipment	Estimated Useful Life
Computer and other equipment	3 years
Office furniture and fixtures	3 years
Tooling	3 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Capitalized Software and Intangible Assets, Net

The Company accounts for its internal use software and website development costs in accordance with the guidance in ASC 350-40, Internal-Use Software. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use, at which point amortization begins.

Intangible assets consist of acquired technology, customer intangible assets, acquired trade names and capitalized software and are amortized on a straight-line basis over their estimated useful lives.

Acquired technology is amortized over its useful life on a straight-line basis within cost of revenue. Amortization of customer relationships acquired is amortized over its useful life on a straight-line basis within operating expenses.

The estimated useful lives for acquired technology, customer intangible assets, acquired trade names and capitalized software are as follows:

Intangible Assets & Capitalized Software	Estimated Useful Life
Acquired technology	3 years
Customer acquired intangible assets	6 years
Trade names	1.5 years
Capitalized software	2 years

Long-Lived Assets, Including Goodwill and Intangible Assets

The Company evaluates the recoverability of property and equipment and finite lived intangible assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated. If the carrying amount of the long–lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third–party independent appraisals, as considered necessary. The Company concluded it was comprised of one reporting unit as of December 31, 2019 and 2020.

The Company performs a goodwill impairment test annually on December 31 and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. The Company has the option to first assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount and determine whether further action is needed. If, after assessing the totality of events and circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than the carrying amount, then performing the two-step impairment test is unnecessary.

Acquired intangible assets consist of acquired technology and customer relationships related to an acquisition. Acquired technology is amortized over its estimated useful life on a straight-line basis within cost of revenue. Customer relationships are amortized on a straight-line basis over their estimated useful lives within operating expenses. The Company evaluates the remaining estimated useful life of its intangible assets being amortized on an ongoing basis to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Deferred Revenue

Deferred revenue is composed of amounts deferred from subscription services contracts, professional service engagements, and deposits paid in advance. Amounts deferred under subscription services contracts with customers are recognized ratably over the life of the respective customer contract. Deferrals for professional services include amounts that have been paid for in advance, but the services are yet to be completed or accepted by the customer. Sales taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

Leases

The Company leases office space under non-cancellable operating leases with various expiration dates. For leases that contain rent escalations, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease and records the difference between the rent paid and the straight-line rent as a deferred rent liability. In addition, lease incentive payments received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction of rent expense.

Classification of Convertible Preferred Stock

The Company has applied the guidance in ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Securities and has therefore classified the Series A, B, C, D, E and F convertible preferred stock as temporary equity. The convertible preferred stock is recorded outside of stockholders’ deficit because, in the event of certain deemed liquidation events considered not solely within the Company’s control, such as a merger, acquisition and sale of all or substantially all of the Company’s assets, the convertible preferred stock would be redeemable at the option of the holders. In the event of such a deemed liquidation event proceeds received from the sale of such shares will be distributed in accordance with the liquidation preferences set forth in the Company’s amended and restated certificate of incorporation.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. The largest single component of operating expenses is employee-related expenses, which include salaries, commissions and bonuses, employee benefit costs, and stock-based compensation.

Sales and marketing expenses consist primarily of employee-related costs incurred to acquire new customers and increase product adoption across our existing customer base. Marketing expenses also include fees incurred to generate demand through various advertising channels.

Research and development expenses consist primarily of employee-related costs associated with improvements to our platform and the development of new product offerings, as well as allocated overhead and expenses associated with the use of third-party software directly related to development of the Company’s products and services. These costs are expensed unless they meet the requirements for capitalization.

General and administrative expenses consist primarily of expenses related to operations, finance, legal, human resources, information technology, and administrative personnel. General and administrative expenses also include costs related to fees paid for certain professional services, including legal, information technology, tax and accounting services, and bad debt expenses.

General and administrative expenses also include expected transaction losses such as chargebacks for unauthorized credit card use and inability to collect on disputes between cardholders and customers of the Company. Reserves are based on estimates on prior chargeback history and current period data points indicative of transaction losses. Current period reserves are reflected in general and administrative expense on the accompanying consolidated statements of comprehensive loss. The establishment of appropriate reserves for transaction losses is an inherently uncertain process, and ultimate losses may vary from current estimates.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2019 and 2020, was $7,894 and $6,308, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of comprehensive loss.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation, for its employee stock option program, which requires the measurement and recognition of compensation expense for all stock-based payment awards based on estimated fair values. The Company uses the Black-Scholes option-pricing model to determine the estimated fair value for stock-based compensation awards with service conditions and recognize the compensation cost of share-based awards with service conditions on a straight-line basis over the vesting period of the award. The Company uses Monte-Carlo simulations for stock-based awards with service and market conditions and recognizes the expense over the implied service period using the accelerated attribution method.

The Company estimates a forfeiture rate to calculate the stock-based compensation for the awards based on an analysis of actual historical experience and expected employee attrition rates. The Company’s stock option program allows for early exercise of all granted options, before vesting requirements have been satisfied. Shares acquired through the early exercise of options which have not vested at the time of an employee’s termination may be purchased by the Company at the lower of the original exercise price or the then current fair value.

The Company’s stock option program allows for early exercise of all granted options, before vesting requirements have been satisfied. Shares acquired through the early exercise of options that have not vested at the time of an employee’s termination may be purchased by the Company at the lower of the original exercise price or the then current fair value.

The Company calculates the fair value of stock options granted to employees by using the following assumptions:

Expected Volatility—The Company estimates volatility for stock option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the stock option grant for a term that is approximately equal to the stock options’ expected term.

Expected Term—The expected term of the Company’s stock options represents the period that the stock-based awards are expected to be outstanding. For awards with service based vesting conditions, the Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the stock options’ expected term at the grant date.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Income and Other Taxes

Income taxes are accounted for using the asset and liability method in accordance with ASC 740, Income Taxes. Income taxes are provided for the tax effect of transactions reported in the consolidated financial statements and consist of taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

The Company recognizes the tax benefit of uncertain tax positions to the extent that the benefit will more likely than not be realized. The Company’s income tax returns are subject to examination by taxing authorities in jurisdictions in which the Company operates.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to uncertain tax positions in Income tax expense on the consolidated statements of comprehensive loss.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by adjusting the weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period.

For purposes of the dilutive net loss per share applicable to common stockholders calculation, convertible preferred stock, warrants, convertible debt, stock options, option exercises made with non-recourse notes receivable, and unvested restricted stock are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per share applicable to common stockholders, as their effect would be anti-dilutive due to the fact that the Company was in a net loss position for the periods presented; therefore, basic and diluted net loss per share applicable to common stockholders were the same for the period presented.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes most existing revenue recognition guidance under U.S. GAAP. The core principle of ASU No. 2014-09 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU No. 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. For private organizations, the standard is effective for annual periods beginning after December 15, 2019, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients or (ii) a modified retrospective approach with the cumulative effect of initially adopting ASU No. 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company adopted this standard on January 1, 2020, using the modified retrospective method of transition. The Company applied ASU No. 2014-09 to all contracts that were effective as of January 1, 2020. Under this method, the Topic 606 was applied to contracts that were not complete as of January 1, 2020. The Company recorded a net reduction to retained earnings of $18,258 as of January 1, 2020 due to the cumulative impact of adopting ASU No. 2014-09, primarily related to capitalizing commissions and changes in allocation of arrangement consideration to hardware revenue and subscription revenue. See note 3 for further disclosure on the impact of ASU No. 2014-09 adoption.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The guidance is effective for financial statements issued for fiscal years beginning after 15 December 2019, and interim periods within those fiscal years, with early adoption permitted. On January 1, 2020, the Company adopted ASU 2018-07, which did not materially impact the consolidated financial statements and the related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which is intended to align the requirements for capitalization of implementation costs incurred in a cloud computing arrangement that is a service contract with the existing guidance for internal-use software. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. On January 1, 2020, the Company adopted ASU 2018-15, which did not materially impact the consolidated financial statements and the related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the guidance in former ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. In June 2020, the FASB issued ASU 2020-05, which defers the effective date of ASU 2016-02 for private entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company will defer the adoption of ASU 2016-02 pursuant to ASU 2020-05 and plans to adopt the new standard on January 1, 2022. The ASU is expected to impact the Company’s consolidated financial statements and related disclosures as it has certain operating lease arrangements for which it is the lessee. The Company is currently in the process of evaluating the impact that the adoption of ASU 2016-02, as amended, will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-11, and ASU 2020-02. The guidance and related amendments modify the accounting for credit losses for most financial assets and require the use of an expected loss model replacing the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently in the process of evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements (Topic 326), Financial Instruments — Credit Losses (Topic 815), Derivatives and Hedging (Topic 815), and Financial Instruments (Topic 825). The amendments clarify the scope of the credit losses standard and among other things. With respect to hedge accounting, the amendments address partial-term fair value hedges and fair value hedge basis adjustments. On recognizing and measuring financial instruments, they address the scope of the guidance, the requirement for remeasurement to fair value when using the measurement alternative, and certain disclosure requirements. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted as long an entity has also adopted the amendments in ASU 2016-13. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The new guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements and related disclosures.

Emerging Growth Company Status

The Company is an “emerging growth company” (EGC), as defined in the Jumpstart Our Business Startups Act (JOBS Act) and accordingly the Company may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until the Company is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for complying with new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, the consolidated financial statements may not be comparable to companies that comply with public company effective dates. If the Company were to lose EGC status for purposes of its 2021 financial statements, it would need to adopt ASUs No. 2016-02, 2016-13, 2019-04 and 2019-12, retroactive to January 1, 2021 in its annual financial statements.

3. Revenue

Adoption of ASC 606, Revenue from Contracts with Customers

The Company adopted ASC 606 on January 1, 2020. Prior to the adoption of ASC 606, the Company did not allocate discounts on hardware revenue and professional services to subscription elements and variable transaction-based fees which were considered contingent revenue. Under ASC 606, arrangement consideration is allocated to each distinct performance obligation using a relative selling price allocation method based on each distinct performance obligation’s SSP, which impacted the allocation of arrangement consideration between hardware revenue and subscription services. The Company continues to allocate all variable fees earned from transaction-based revenue to this performance obligation on the basis that it is consistent with the allocation objectives in ASC 606.

Additionally, prior to the adoption of ASC 606, the Company expensed commission costs and related employer payroll taxes as incurred as costs of obtaining a contract. Under ASC 340-40, the Company is required to capitalize and amortize incremental costs of obtaining a contract, such as sales commissions and related payroll taxes, over the period of benefit, which the Company has calculated to be three years. The period of benefit for commissions paid for the acquisition of initial subscription services is determined by taking into consideration the initial estimated customer life and the technological life of the Company’s subscription services platform and related significant features. The Company adjusts the carrying value of the deferred commissions assets periodically to account for customer churn, which occurs when customers have ceased operations or otherwise discontinued use of the Company’s subscription services and financial technology solutions. Amortization expense is included in sales and marketing expense on the consolidated statements of comprehensive loss.

The following table summarizes the cumulative effect of changes from the adoption of ASC 606 on the Company’s consolidated balance sheets as of January 1, 2020 as a result of the Company adopting ASC 606 using the modified retrospective transition method:

	Balance as of December 31, 2019	Adjustments Due to Adoption	Balance as of January 1, 2020
Consolidated Balance Sheet
Assets:
Accounts receivable	$15,091	$5,689	$20,780
Costs capitalized to obtain revenue contracts, net	—	10,257	10,257
Noncurrent costs capitalized to obtain revenue contracts, net	—	9,360	9,360
Liabilities:
Current portion of deferred revenue	38,979	(1,591)	37,388
Deferred revenue, net of current portion	20,515	8,639	29,154
Stockholders’ deficit:
Accumulated deficit	(385,921)	18,258	(367,663)

The following tables summarize the effect of the adoption of ASC 606 on the Company’s select line items included in the consolidated financial statements as of and for the year ended December 31, 2020, as if the previous accounting was in effect:

	Year ended December 31, 2020
	As reported (ASC 606)	Impact of Adoption	Without Adoption (ASC 605)
Consolidated Balance Sheet
Assets:
Accounts receivable	$32,633	$21,507	$11,126
Costs capitalized to obtain revenue contracts, net	16,794	16,794	—
Noncurrent costs capitalized to obtain revenue contracts, net	12,612	12,612	—
Liabilities:
Current portion of deferred revenue	42,680	16,674	26,006
Deferred revenue, net of current portion	15,533	(258)	15,791
Stockholders’ deficit:
Accumulated deficit	(615,866)	34,497	(650,363)

	Year ended December 31, 2020
	As reported (ASC 606)	Impact of Adoption	Without Adoption (ASC 605)
Consolidated Statement of Operations and Comprehensive Loss
Revenue:
Hardware revenue	$63,968	$3,600	$60,368
Subscription revenue	101,374	2,482	98,892
Professional services revenue	13,420	368	13,052
Operating Expense:
Sales and marketing	139,325	(9,789)	149,114
Net loss	(248,203)	16,239	(264,442)

The Company elected to use the portfolio approach practical expedient for contracts with similar characteristics provided the accounting result will not be materially different from the result of applying the guidance at the individual contract level. The Company selected various types of contract types and vendors to ensure all possible contract considerations were being captured. The Company applied this approach to all five steps of its analysis and uses its judgment in the application of this approach to contracts and groups of similar contracts for revenue recognition.

The Company elected to use the significant financing component practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

The following table summarizes the activity in deferred revenue:

Year ended December 31, 2020
Deferred revenue, beginning of year	$59,494
Cumulative adjustment for adoption of ASC 606	7,048

Deferred revenue, beginning of year, as adjusted	66,542
Deferred revenue, end of period	58,213
Revenue recognized in the period from amounts included in deferred revenue at the beginning of period	$28,752

As of December 31, 2020, approximately $235,000 of revenue is expected to be recognized from remaining performance obligations for customer contracts. We expect to recognize revenue on approximately $224,000 of these remaining performance obligations over the next 24 months, with the balance recognized thereafter.

The following table summarizes the activity in deferred contract acquisition costs:

Year ended December 31, 2020
Beginning balance	$—
Adjustment due to adoption of ASC 606	19,617
Capitalization of sales commissions costs	25,247
Amortization of sales commissions costs	(15,458)

Ending balance	$29,406

Year ended December 31, 2020
Capitalized sales commissions costs, current	$16,794
Capitalized sales commissions costs, noncurrent	12,612

Total capitalized sales commissions costs	$29,406

4. Business Combination

On July 17, 2019, the Company acquired 100% of the outstanding shares of StratEx Holdco, LLC (“StratEx”), a technology company that offers payroll services. The acquisition of StratEx enabled the Company to integrate payroll services to the Company’s existing point of sale product offering creating a cohesive solution for restaurant labor and payroll management.

The purchase consideration directly paid to shareholders consisted of $36,105 in cash and 108,660 shares of the Company’s common stock with a fair value of $2,966 supported by a contemporaneous valuation. Third-party acquisition-related costs were $1,251. The results of StratEx’s operations have been included in the consolidated financial statements since the closing date. No remeasurements of the original purchase price have been recorded during the year ended December 31, 2020. The following table summarized the consideration paid for StratEx and the fair value of the assets acquired, and liabilities assumed at the closing date:

Consideration:
Cash paid to shareholders	$36,105
Common stock issued	2,966

Total consideration to shareholders	39,071
Indebtedness paid at closing	4,764

Total purchase price	$43,835

Acquired Assets and Liabilities
Net working capital	$(1,075)
Fixed assets	316
Intangible technology assets	9,400
Intangible customer relationships	2,600
Intangible trade name	100
Goodwill	35,887
Deferred tax liability	(3,393)

Total purchase price	$43,835

Net working capital includes $8,172 of cash held on behalf of customers, and a corresponding liability for the same amount representing the Company’s obligation to remit funds to satisfy customers’ payroll, tax, and other obligations.

Goodwill from the StratEx acquisition was primarily attributable to the value of the expected synergies created by incorporating StratEx solutions into the Company’s point of sale platform and the value of the assembled workforce. Goodwill is not deductible for tax purposes.

The acquisition of StratEx did not have a material impact on the Company’s reported revenue or net loss amounts. Accordingly, pro forma financial information has not been presented.

In connection with the acquisition of StratEx, certain individual stockholders continuing employment at the Company are eligible to receive earn-out bonuses of up to $7,000 in aggregate based on achievement of defined financial metrics for specified periods of time in the three-year period following the acquisition. The rights to such payments are tied to continuing employment at the Company and as such are considered compensatory and expected payments are accrued over the requisite service period. As of December 31, 2019 and 2020, the Company has concluded that it does not expect to pay the earn-out bonuses and hence no accrual was recorded.

5. Fair Value of Financial Instruments

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such fair values:

	Fair Value Measurements at December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$47,416	$—	$—	$47,416

	$47,416	$—	$—	$47,416

Liabilities:
Preferred stock warrant liability	$—	$—	$3,187	$3,187

	$—	$—	$3,187	$3,187

	Fair Value Measurements at December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$142,000	$—	$—	$142,000

	$142,000	$—	$—	$142,000

Liabilities:
Preferred stock warrant liability	$—	$—	$11,405	$11,405
Derivative liability	—	—	37,443	37,443

	$—	$—	$48,848	$48,848

During the years ended December 31, 2019 and 2020, there were no transfers between Level 1, Level 2 and Level 3.

Valuation of warrants to purchase preferred stock

The fair value for the liability for warrants to purchase preferred stock in the table above was determined based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The fair value of the warrants were determined using the Black-Scholes option-pricing model, which considered as inputs the underlying price, strike price, time to expiration, volatility, risk-free interest rates, and dividend yield. The following table indicates the weighted-average assumptions made in estimating the fair value for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
Risk-free interest rate	1.80%	0.25%
Expected term (in years)	6-8	5-7
Expected volatility	56%	60%
Expected dividend yield	0%	0%
Exercise price	$3.69	$3.69

Valuations of convertible notes related bifurcated derivative liability and contingently issuable warrants

In June 2020, the Company issued $200,000 aggregate principal amount of senior unsecured convertible promissory notes (the “Convertible Notes”). The Convertible Notes provided a conversion option whereby upon the closing of an underwritten public offering or direct listing of the Company’s common stock on a national securities exchange, in each case, that meets certain criteria, the Convertible Notes will convert into common stock at a conversion price that represents a discount to the price paid by investors (see Note 15). The conversion option was determined to be an embedded derivative, required to be bifurcated and accounted for separately from the Convertible Notes.

Additionally, upon a voluntary redemption of the Convertible Notes, the Company is obligated to issue warrants to purchase common stock to the noteholders equal to two-thirds the principal balance divided by the strike price which is determined assuming a total equity value of $9,500,000 divided by the fully diluted share count at the time of conversion. These contingently issuable warrants to purchase common stock met the definition of a derivative and are accounted for separately and recorded based on the fair value of those warrants as adjusted for the probability that there would be a voluntary redemption of the Convertible Notes.

The fair value of the bifurcated derivative liability and contingently issuable warrants was determined based on inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company’s valuations of the bifurcated derivative liability and contingently issuable warrants were measured using an income approach based on a discounted cash flow model, as well as a probability-weighted expected return method (“PWERM”). The Company used various key assumptions, such as estimation of the timing and probability of expected future events, and selection of discount rates applied to future cash flows using a yield curve representative of the Company’s credit risk.

The following table provides a roll-forward of the aggregate fair value of the Company’s warrants to purchase preferred stock and derivative liability, for which fair value is determined using Level 3 inputs:

	Preferred Stock Warrant Liability	Derivative Liability
Balance as of December 31, 2018	$1,690	$—
Change in fair value	1,497	—

Balance as of December 31, 2019	3,187	—
Fair value at issuance	—	30,161
Change in fair value	8,218	7,282

Balance as of December 31, 2020	$11,405	$37,443

The estimated fair value of the Convertible Notes at December 31, 2020 was $249,301, a Level 3 valuation, based on assumptions about a plain vanilla debt instrument based on entity specific credit risk assumptions and the contractual term of the debt and the values previously noted for the bifurcated derivative liability and contingently issuable warrants, adjusted for the expected probability of the settlement options allowable under the Convertible Notes.

6. Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31,
	2019	2020
Accounts receivable	$10,689	$4,684
Unbilled receivables	9,617	32,387
Less: Allowance for doubtful accounts	(5,215)	(4,438)

	$15,091	$32,633

The Company’s allowance for doubtful accounts was comprised of the following:

Balance as of December 31, 2018	$(2,054)
Additions	(11,846)
Write-offs	8,685

Balance as of December 31, 2019	(5,215)
Additions	(5,467)
Write-offs	6,244

Balance as of December 31, 2020	$(4,438)

7. Merchant Cash Advances Receivable and Acquired Loans Receivable, Net

During 2019, the Company originated merchant cash advances to customers which are generally repaid through withholding a percentage of the amounts remitted to the merchant from future card processing transactions processed through the Company.

Toast Capital merchant cash advances provided customers with access to financing from $5 to $250. Customers could use these funds to make investments in their business, such as opening new locations, completing a renovation, hiring additional employees, or any other business need. Merchant cash advance repayment occurred automatically through a fixed percentage of every payment transaction on the Company’s platform. Merchants were evaluated for creditworthiness based on their tenure as a customer and historical point of sale and cash receipts data. Customers repaid their merchant cash advance in nine months on average. Interest earned on such advances was recorded within financial technology solutions revenue over the period the advance was outstanding. The Company reserved an estimate for losses on individual merchant cash advances to estimate expected losses based on recent point of sale and cash receipt activity or where known collection risks were identified such as a restaurant closure.

In November 2019, the Company sold the rights to a portfolio with a principal balance of $12,172 in merchant cash advances originated by the Company to the same Utah-chartered industrial bank with which it partners for other loan activities (See Notes 2 and 14). The Company received $9,846 in payments in 2019, with the remaining amount representing a cash holdback for collateral which was later received in 2020. The Company continues to service these advances after the sale in accordance with the contractual agreement with the partner bank.

The sale did not qualify for sale accounting and was accounted for as secured borrowings and the underlying merchant cash advance receivables were not derecognized from the Company’s consolidated balance sheets. Obligation under secured borrowing arrangement is included in other current liabilities in the accompanying consolidated balance sheets at the amounts at which the merchant cash advance receivables were sold.

Other merchant cash advances receivable includes loans originated by Toast that were not sold to the bank partner.

The Company records loans held for sale at the lower of cost or market as determined on an individual loan basis. The Company has determined the carrying value of these advances is materially consistent with the fair value of those advances given their short repayment period.

The Company assumes liability on loans it services for defaults on a limited basis based on a specified percentage of the total loans originated which is measured on a quarterly basis. The estimated liability is accounted for as a guarantee under ASC 460 and recorded as a reduction of net revenue at the time the loans are originated and is trued up over the period of repayment. If the merchants fall behind in payments for a defined period a time, the Company is obligated to purchase them from its bank partner and such purchases are recorded as a reduction to the Company’s potential liability with respect to the quarterly cohort of loans from which the defaulted loan originated (see Note 14). As of December 31, 2020, the Company had $3,483 of acquired loans outstanding which are largely reserved based on collection risk.

Merchant cash advances receivable consisted of the following:

	December 31, 2019
	MCA Receivable	Loans Receivable	Factor Receivable	Total
Balance	$10,200	$—	$1,628	$11,828
Less: Allowance	(216)	—	—	(216)

	$9,984	$—	$1,628	$11,612

	December 31, 2020
	MCA Receivable	Loans Receivable	Factor Receivable	Total
Balance	$1,281	$3,483	$562	$5,326
Less: Allowance	(971)	(3,483)	—	(4,454)

	$310	$—	$562	$872

The Company’s allowance for uncollectible loans consisted of the following:

	Allowance
	MCA Receivable	Loans Receivable
Balance as of December 31, 2018	$—	$—
Additions	(752)	—
Write-offs	536	—

Balance as of December 31, 2019	(216)	—
Additions	(749)	(5,346)
Repayments	(22)	1,863
Write-offs	16	—

Balance as of December 31, 2020	$(971)	$(3,483)

8. Inventory

Inventory consisted of the following:

	December 31,
	2019	2020
Finished goods	$11,329	$17,560
Components of finished goods	5,783	6,351
Capitalized overhead	396	758
Less: Reserve	(2,122)	(5,339)

	$15,386	$19,330

Components of finished goods consist of advances made to contract manufacturers for finished goods components to which the Company has title.

9. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2019	2020
Cash held on behalf of customers	$6,715	$10,638
Prepaid SaaS	4,719	6,088
Prepaid expenses	5,609	2,365
Prepaid commissions	960	999
Prepaid rent	58	830
Prepaid insurance	26	399
Tenant lease incentive receivable	15,876	201
VAT receivables	67	91
Receivable held for loans	1,981	—

	$36,011	$21,611

10. Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2019	2020
Leasehold improvements	$11,432	$30,359
Construction in process	5,713	6
Computer equipment	3,002	2,871
Furniture and fixtures	2,925	7,276
Tooling and equipment	936	1,203

	24,008	41,715
Less: Accumulated depreciation	(4,051)	(7,659)

	$19,957	$34,056

Depreciation expense for the years ended December 31, 2019 and 2020, was $2,595 and $18,780, respectively. There are no assets held under capital leases.

During 2020, in connection with an effort to reduce the size of its workforce and operating costs, the Company elected to terminate two operating leases early and determined the estimated remaining useful life of leasehold improvements associated with the leases and other fixed assets such as laptops for the terminated employees should be reduced from its original estimates. Depreciation expense was accelerated prospectively by $16,036 for the year ended December 31, 2020 based on the new remaining useful life of the related assets.

11. Goodwill and Intangible Assets

On July 19, 2019, the Company acquired 100% of the outstanding shares of StratEx. This transaction was accounted for as a business combination in accordance with ASC Topic 805 Business Combinations. The Company recorded $35,887 of goodwill and $12,100 of intangible assets associated with this acquisition. Refer to Note 3 for further detail. The Company recorded amortization expense of $1,660 and $3,605 for the years ended December 31, 2019 and 2020, respectively.

Intangible assets consisted of the following:

	December 31, 2019
	Technology Asset	Trade Names	Customer Assets	Total
Gross carrying amount	$9,400	$100	$2,600	$12,100
Accumulated amortization	(1,432)	(30)	(198)	(1,660)

Intangible assets, net	$7,968	$70	$2,402	$10,440

	December 31, 2020
	Technology Asset	Trade Names	Customer Assets	Total
Gross carrying amount	$9,400	$100	$2,600	$12,100
Accumulated amortization	(4,571)	(97)	(597)	(5,265)

Intangible assets, net	$4,829	$3	$2,003	$6,835

The total estimated future amortization of intangible assets as of December 31, 2020 is as follows:

Year ended December 31:
2021	$(3,598)
2022	(2,135)
2023	(433)
2024	(433)
2025	(236)

$(6,835)

Goodwill was $35,887 and $35,887 as of December 31, 2019 and 2020, respectively. There were no impairments recorded against goodwill during the years ended December 31, 2019 and 2020.

The Company determined indicators of impairment existed as of March 31, 2020 due to COVID-19 conditions and evaluated the indicators in accordance with ASC 350 Goodwill and Other and ASC 360 Property Plant and Equipment. The Company performed an undiscounted cash flow analysis as of March 31, 2020, which indicated that the carrying amount of its long-lived asset groups were not impaired. The Company also compared the book value of its reporting unit to the fair value of the equity implied by common stock valuations done in April 2020, concluding that there was no goodwill impairment.

12. Capitalized Software

Capitalized software development costs consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance as of December 31, 2018	$4,621	$(1,413)	$3,208
Additions	5,601	—	5,601
Amortization	—	(2,587)	(2,587)

Balance as of December 31, 2019	10,222	(4,000)	6,222
Additions	8,515	—	8,515
Amortization	—	(4,682)	(4,682)
Write-off fully amortized projects	(1,162)	1,162	—

Balance as of December 31, 2020	$17,575	$(7,520)	$10,055

Amortization expense related to capitalized software included within cost of revenue in the consolidated statements of comprehensive loss for the years ended December 31, 2019 and 2020, was $2,587 and $4,682, respectively.

The following table represents the remaining estimated amortization of capitalized software development costs as of December 31, 2020:

Year ended December 31:
2021	$7,184
2022	2,670
2023	201

$10,055

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2019	2020
Accrued transaction-based costs	$16,232	$14,226
Accrued payroll and bonus	10,677	12,185
Customer funds obligation	6,715	10,638
Accrued expenses	10,779	7,989
Accrued commissions	6,150	7,493
Sales return and allowance	2,377	4,137
Product warranty liability	2,822	2,362
Deferred rent	527	1,290
Sales taxes payable	891	849
Servicing loan guarantee liability	542	509
Secured borrowings (see note 7)	9,223	—
Other liabilities	2,261	1,494

	$69,196	$63,172

14. Loan Servicing Activities

During 2019 and 2020, the Company performed loan servicing activities through the Toast Capital loan program, where the Company partnered with an industrial bank to provide working capital loans to qualified Toast customers based on the customer’s current payment processing and POS data. Under the program, the Company’s bank partner originates the loans and the Company markets and services the loans and facilitates the loan application and origination process. These loans provided eligible customers with access to financing up to $250 and loan repayment occurs automatically through a fixed percentage of every payment transaction on Toast’s platform. These loans had a maximum size of $250 prior to the COVID-19 pandemic, when lending was temporarily paused. Since resuming loan servicing activities starting in the fourth quarter of 2020, the Company has had a maximum loan size of $100. The Company earns a share of interest and fees paid on loans, which is recognized as servicing revenue as the services are delivered and included within financial technology services revenue in the consolidated statements of comprehensive loss. Servicing revenue is adjusted for the amortization of servicing rights carried at amortized cost.

Under the terms of the contracts with the bank partner, the Company provides limited credit enhancement to the bank partner in the event of excess bank partner portfolio credit losses by holding cash in restricted escrow accounts in an amount equal to a contractual percentage of the bank partner’s monthly originations and month-end outstanding portfolio balance, which was $906 as of December 31, 2020. As of December 31, 2020, the Company had $3,483 of acquired loans outstanding which are largely reserved based on collection risk (see Note 7). As of December 31, 2020, the Company had recorded $509, which represents the Company’s estimate of additional loans expected to be repurchased under the guarantee.

15. Debt

Credit Agreements

During 2019, the Company closed various credit and debt arrangements. In conjunction with the closing of these arrangements, the Company incurred $394 of loan commitment fees, which are recognized as interest expense for the year ended December 31, 2019. Refer to Note 16 for details on warrants to purchase preferred stock associated with these credit and debt arrangements.

Revolving Line of Credit

In March 2019, the Company entered into a senior secured credit facility, which comprises a revolving line of credit equal to $100,000. Interest on outstanding loans under the revolving line of credit accrue interest at a per annum rate of, at the election of the Company, LIBOR plus 3.00% or the base rate plus 2.00%. Interest is payable in arrears quarterly, in the case of base rate loans, and at the end of the applicable interest period (but not less frequently than three months), in the case of LIBOR loans. This credit facility is subject to certain financial maintenance covenants, including maximum total net debt to recurring revenue ratio, maximum senior net debt to recurring revenue ratio, minimum liquidity and minimum last quarter annualized recurring revenue. Amortization of the loan commitment fee totaled $262 and $326 for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, no amount was drawn and outstanding under this credit facility; however, approximately $13,700 of letters of credit were outstanding, which reduced the amount available under this credit facility to $86,300.

Convertible Notes

Convertible Notes consisted of the following:

December 31, 2020
Convertible notes	$200,000
Accrued interest	4,533
Less: Unamortized discount	(32,824)

Long-term debt, net of discount	$171,709

In June 2020, the Company issued the Convertible Notes pursuant to the Senior Unsecured Convertible Promissory Note Purchase Agreement (the “NPA”), dated as of June 19, 2020. The aggregate principal amount of Convertible Notes issued at the time of closing of the convertible notes transaction was $200,000. The Convertible Notes bear interest at a rate of 8.5% per annum, 50% of which is payable in cash and the other 50% payable in kind. Interest is payable semi-annually in arrears, beginning on December 30, 2020. Unless earlier converted, redeemed, or repaid, the Convertible Notes will mature on June 19, 2027.

Upon an underwritten initial public offering or direct listing of Company’s common stock on a national securities exchange, in each case, that meets certain criteria, the Convertible Notes will convert into common stock. The conversion rate at which the Convertible Notes will convert into common stock upon a qualifying underwritten initial public offering is equal to the lesser of (i) the public offering price per share of the common stock multiplied by a discount factor (as defined in the NPA) and (ii) a capped price that assumes a total equity value of $9,500,000, divided by the number of fully diluted shares then outstanding (the “Capped Price”). The conversion rate at which the Convertible Notes will convert into common stock at each DL Conversion Date (as defined in the Convertible Notes) following a qualifying direct listing is equal to the lesser of (i) the volume weighted average trading price of the common stock on such DL Conversion Date multiplied by a discount factor (as defined in the Convertible Notes) and (ii) the Capped Price.

Upon a deemed liquidation event (as defined in the Company’s amended and restated certificate of incorporation), the Convertible Notes shall be redeemed for cash in accordance with the terms in the Convertible Notes. The maximum return that the noteholders may receive upon a qualifying initial public offering, qualifying direct listing or change of control is capped at 3.0x the original principal amount of the Convertible Notes, less any cash interest paid prior to such time.

The Convertible Notes may be voluntarily redeemed in whole (but not in part), subject to the payment of an applicable premium, as further described in the NPA and in the Convertible Notes. Upon a voluntary redemption of the Convertible Notes, the Company is obligated to issue warrants to the noteholders to purchase a number of shares of common stock equal to the quotient of (i) two-thirds of the outstanding principal amount, plus any accrued and unpaid interest, on such redemption date, divided by (ii) the Capped Price, provided that if the Convertible Notes are voluntarily redeemed prior to December 19, 2021, the number of shares underlying such warrants will be calculated as of December 19, 2021.

If the Convertible Notes are not converted or redeemed prior to the maturity date, the Company must pay the noteholders an exit fee equal to 15% of the outstanding principal balance of the Convertible Notes at maturity. The Convertible Notes are unsecured and guaranteed by each existing and future subsidiary of the Company, subject to certain exceptions, that guarantees the Company’s senior secured revolving credit facility or other debt for borrowed money in excess of a certain threshold. The Convertible Notes are subject to customary affirmative and negative covenants and events of default.

In accounting for the issuance of the Convertible Notes, the Company identified and assessed the embedded features of the Convertible Notes. The Company concluded that the conversion features upon both IPO and non-IPO events pursuant to which the Company’s securities would become publicly traded, as well as the redemption features upon a change in control, certain events of default and sales of certain assets were not clearly and closely related to the Convertible Notes and met the definition of a derivative and therefore were required to be bifurcated and separately accounted from the Convertible Notes. The Company estimated the fair value of these bifurcated derivative features as a combined single derivative liability. Additionally, the contingently issuable warrants to purchase common stock met the definition of a derivative and are accounted for separately and recorded based on the fair value of those warrants as adjusted for the probability that there would be a voluntary redemption of the Convertible Notes.

The estimated fair values of the derivative liability and warrants on the issuance date was deducted from the carrying value of the Convertible Notes and recorded in long-term liabilities.

The Company allocated the transaction costs related to the Convertible Notes and bifurcated derivatives using the same proportion as the allocation of proceeds from the Convertible Notes. Transaction costs attributable to Convertible Notes were recorded as a direct deduction from the debt liability in the consolidated balance sheet, along with the original issue discount, and amortized to interest expense over the term of the Convertible Notes. The transaction costs attributable to the bifurcated derivatives were expensed as incurred. The carrying value of the Convertible Notes will be accreted to the principal amount along with the 15% exit fee payable at maturity as interest expense using the effective interest method over the term of the Convertible Notes. The effective interest rate on the Convertible Notes is 13.33%.

The bifurcated derivative liability and contingently issuable warrants will be subsequently adjusted to their then fair value each reporting period with the change in fair value being recorded in Other income (expense).

Interest expense related to the Convertible Notes for the year ended December 31, 2020 was $12,035.

16. Warrants to Purchase Preferred Stock

In conjunction with certain debt financing transactions, the Company issued warrants to purchase shares of preferred stock. These warrants are exercisable upon issuance and are not subject to any vesting or restrictions on timing of exercise.

The Company classifies the warrants as liabilities on its consolidated balance sheet as the warrants are free-standing financial instruments that may require the Company to transfer assets upon exercise. The initial value of the warrants were recorded as a discount to the related debt and amortized as interest expense. All debt financing arrangements entered into prior to March 2019 have been settled; however, associated warrants remain outstanding.

Warrants consisted of the following:

December 31, 2019
Issuance Date	Contractual Term	Class of Stock	Balance Sheet Classification	Shares Issuable Upon Exercise	Exercise Price	Fair Value of Warrant Liability
December 7, 2015	10.5 years	Series B	Liability	51,182	$1.95	$831
August 9, 2016	10 years	Series B	Liability	80,000	$1.95	1,300
December 28, 2017	10 years	Series C	Liability	42,900	$6.98	633
January 23, 2018	8 years	Series C	Liability	26,325	$6.98	423

				200,407		$3,187

December 31, 2020
Issuance Date	Contractual Term	Class of Stock	Balance Sheet Classification	Shares Issuable Upon Exercise	Exercise Price	Fair Value of Warrant Liability
December 7, 2015	10.5 years	Series B	Liability	51,182	$1.95	$2,943
August 9, 2016	10 years	Series B	Liability	80,000	$1.95	4,601
December 28, 2017	10 years	Series C	Liability	42,900	$6.98	2,317
January 23, 2018	8 years	Series C	Liability	26,325	$6.98	1,544

				200,407		$11,405

The warrants were measured at fair value at issuance and subsequently remeasured at fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of other income (expense), net in the Company’s consolidated statement of operations and comprehensive loss. Changes in the fair value of the warrant liability will continue to be recognized until the warrant is exercised, expires or qualifies for equity classification.

For the years ended December 31, 2019 and 2020, the Company recorded losses of $1,497 and $8,218, respectively from the change in the fair value of the warrants to purchase preferred stock.

17.	Convertible Preferred Stock

The Company has issued Series A convertible preferred stock (the “Series A Preferred Stock”), Series B convertible preferred stock (the “Series B Preferred Stock”), Series C convertible preferred stock (the “Series C Preferred Stock”), Series D convertible preferred stock (the “Series D Preferred Stock”), Series E convertible preferred stock (the “Series E Preferred Stock”), and Series F convertible preferred stock (the “Series F Preferred Stock”) (collectively, the “Preferred Stock”).

As of December 31, 2019 and 2020, the Company’s amended and restated certificate of incorporation authorized the Company to issue an aggregate of 42,478,881 and 51,449,136 shares of Preferred Stock, respectively. The undesignated shares of Preferred Stock will have rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, as shall be determined by the Board upon issuance of the Preferred Stock.

In October 2020, the Company entered into a stock repurchase agreement with an investor, pursuant to which it repurchased 15,454 shares of Series B Preferred Stock for $842.

In February 2020, the Company entered into a Series F Preferred Stock Purchase Agreement (the “Series F Stock Purchase Agreement”). From February 2020 to April 2020, pursuant to the Series F Stock Purchase Agreement, the Company issued an aggregate of 8,860,244 shares of Series F Preferred Stock at a purchase price of $45.4496 per share for aggregate gross proceeds of $402,695. The Company incurred issuance costs of $327 in connection with the issuance of the Series F Preferred Stock.

In March 2019, the Company entered into a Series E Preferred Stock Purchase Agreement (the “Series E Stock Purchase Agreement”) whereby it issued 9,157,605 shares of Series E Preferred Stock at a purchase price of $27.2997 per share for aggregate gross proceeds of $250,000. The Company incurred issuance costs of $216 in connection with the issuance of the Series E Preferred Stock.

At each consolidated balance sheet date, Preferred Stock consisted of the following:

	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	3,614,458	3,614,458	$1,500	$1,500	3,614,458
Series B Preferred Stock	15,307,339	15,176,157	29,479	29,651	15,176,157
Series C Preferred Stock	7,754,773	7,328,689	50,965	51,154	7,328,689
Series D Preferred Stock	6,644,706	6,644,706	114,827	115,000	6,644,706
Series E Preferred Stock	9,157,605	9,157,605	249,784	250,000	9,157,605

	42,478,881	41,921,615	$446,555	$447,305	41,921,615

	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	3,614,458	3,614,458	$1,500	$1,500	3,614,458
Series B Preferred Stock	15,307,339	15,160,703	29,449	29,621	15,160,703
Series C Preferred Stock	7,754,773	7,328,689	50,965	51,154	7,328,689
Series D Preferred Stock	6,644,706	6,644,706	114,827	115,000	6,644,706
Series E Preferred Stock	9,157,605	9,157,605	249,784	250,000	9,157,605
Series F Preferred Stock	8,970,255	8,860,244	402,368	402,695	8,860,244

	51,449,136	50,766,405	$848,893	$849,970	50,766,405

The holders of Preferred Stock have the following rights and preferences:

Voting

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; provided, however, that the Series F Preferred Stock shall not have a right to vote on matters which the stockholders of the Company shall be entitled to vote to the extent such matter relates to the election of the directors on the Board, and the shares of Series F Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters related to the election of the directors of the Board. Except as provided by law or by the other provisions of the Company’s amended and restated certificate of incorporation, holders of Preferred Stock shall vote together with the holders of common stock as a single class on an as-converted basis. The holders of record of the shares of Series E Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, and Series A Preferred Stock, each exclusively and as a separate class, shall be entitled to elect one director of the Company.

Voluntary Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price by the conversion price (each as defined in the Company’s amended and restated certificate of incorporation) in effect at the time of conversion. Such initial conversion price, and the rate at which shares of Preferred Stock may be converted into shares of common stock, shall be subject to adjustment as provided in the Company’s amended and restated certificate of incorporation.

In the event of a liquidation, dissolution, or winding-up of the Company or a deemed liquidation event (as defined in the Company’s amended and restated certificate of incorporation), the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

Mandatory Conversion

The Company’s amended and restated certificate of incorporation includes provisions for mandatory conversion for Preferred Stock into shares of common stock at the then-applicable conversion price upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the

Securities Act of 1933, as amended, resulting in at least $60,000 of gross proceeds to the Company or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of the requisite majority, the requisite Series C majority, the requisite Series D majority, the requisite Series E majority, and the requisite Series F majority (each as defined in the Company’s amended and restated certificate of incorporation) then (A) all outstanding shares of Preferred Stock shall automatically be converted into shares of common stock, at the then-effective conversion rate thereof and (B) such shares may not be reissued by the Company.

Redemption Provisions

Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately canceled and retired and shall not be reissued, sold, or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

Deemed Liquidation Events

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company or deemed liquidation event (as defined in the Company’s amended and restated certificate of incorporation), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, on a pari passu basis, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price (as defined in the Company’s amended and restated certificate of incorporation), plus any dividends declared, but unpaid thereon or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding-up, or deemed liquidation event. If upon any such liquidation, dissolution, or winding-up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends

The holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive, when, as and if declared by the Board, but only out of funds that are legally available, therefore, dividends in an amount equal to 8% per annum of the applicable original issue price, as defined in the Company’s amended and restated certificate of incorporation. Preferred dividends are noncumulative and are payable only when, as, and if declared by the Board and the Company is under no obligation to pay such preferred dividends. No dividends have been declared by the Company through December 31, 2020.

18. Common Stock

As of December 31, 2019, and 2020, the Company’s amended and restated certificate of incorporation authorized the Company to issue 104,000,000 shares and 114,000,000 shares, respectively, of $0.000001 par value common stock, of which 42,980,280 shares and 43,951,086 shares, respectively, are legally issued and outstanding. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.

During 2020, the Company repurchased 5,000 shares of common stock at a cost of $273. Shares that are repurchased are classified as treasury stock pending future use and reduce the number of shares outstanding.

As of each consolidated balance sheet date, the Company had reserved shares of common stock for issuance in connection with the following:

	December 31,
	2019	2020
Conversion of shares of preferred stock (as if converted to common stock)	41,921,615	50,766,405
Options to purchase common stock	10,252,517	11,607,044
Warrants to purchase preferred stock (as if converted to warrants to purchase common stock)	200,407	200,407
Shares available for future grant under the Stock Incentive Plan	3,299,201	6,687,076

	55,673,740	69,260,932

Restricted Stock and Promissory Notes

As of December 31, 2020, 219,360 shares of common stock issued upon the early exercise of stock options are restricted and subject to repurchase by the Company at a price equal to the lower of cost or fair market in the event of employee termination prior to vesting. The restricted shares and the amount paid for them, $576, are included in other long-term liabilities in the consolidated balance sheet.

In February 2019, the Board of Directors authorized certain senior executives to exercise an aggregate of 3,011,468 of stock options by issuing to the Company an aggregate of $22,797 in promissory notes (the “Promissory Notes”) that bear interest at 2.63% per annum and are repayable through proceeds of any sales of the stock (once it is vested) or upon a maturity date of five years from issuance, sixty days following termination of employment or immediately prior to the Company filing a registration statement under the Securities Act of 1933, as amended. The Promissory Notes are considered non-recourse for accounting purposes. Accordingly, the exercises are not considered substantive and not recorded in the consolidated balance sheet or consolidated statements of stockholders’ equity or cash flows. Interest earned on the Promissory Notes is not recognized as income but is incorporated into the exercise price used to determine the fair value of the underlying stock options. The fair value of the underlying stock options is recognized in the Company’s statement of comprehensive loss over the requisite service period through a charge to compensation expense and a corresponding credit to additional paid in capital.

At each consolidated balance sheet date, shares subject to restriction consisted of the following:

Shares
Nonvested as of January 1, 2019	1,101,698
Exercise of stock options	94,238
Repurchases	(22,225)
Vested	(798,169)

Nonvested as of December 31, 2019	375,542
Exercise of stock options	64,280
Repurchases	(37,038)
Vested	(183,424)

Nonvested as of December 31, 2020	219,360

19. Stock-Based Compensation

In 2020, the Company amended and restated the Company’s 2014 Stock Incentive Plan (“Stock Plan”). Under the Stock Plan, the Company has reserved 33,555,562 shares of common stock for issuance to officers, directors, employees, and consultants. As of December 31, 2020, shares of common stock, stock options, or restricted stock units with respect to 11,607,044 shares have been granted and are currently outstanding, and 6,687,076 shares of Common Stock remain available for issuance to officers, directors, employees, and consultants pursuant to the Stock Plan. The vesting provisions, exercise price, and expiration dates are established by the Board at the date of grant, but incentive stock options may be subject to earlier termination, as provided in the Stock Plan. For the majority of awards with service conditions, 20% of each option vests on the first anniversary of the date of grant, and the remaining 80% vests in equal quarterly installments over the next 16 quarters. Awards with performance or market conditions vest upon occurrence of certain events or meeting certain financials measures as defined in the individual grant agreements. The awards have a contractual life of ten years. The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate, and expected dividends. The Company does not have a history of market prices of its common stock as it is not a public company, and as such, volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the awards. The dividend yield assumption is based on history and expectations of paying no dividends. The majority of stock compensation expense reported is with employees.

The fair value of the common stock has been determined at each award grant date based upon a variety of factors, including the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event. Other factors include, but are not limited to, the Company’s consolidated financial position and historical financial performance and the status of technological developments within the Company’s research. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The following table indicates the weighted-average assumptions made in estimating the fair value for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
Risk-free interest rate	2.12%	0.49%
Expected term (in years)	6.26	6.64
Expected volatility	60%	63%
Expected dividend yield	0%	0%
Weighted-average fair value of common stock	$9.22	$16.15
Weighted-average fair value per share of options issued	$5.56	$9.75

For awards with service conditions, the Company applied an estimated forfeiture rate for the years ended December 31, 2019 and 2020, in determining the expense recorded in the accompanying consolidated statements of comprehensive loss.

Performance Incentive Plan

During the year ended December 31, 2019 and 2020, the Company granted stock-based awards to members of management that vest based on both service and market conditions. Vesting of awards is based on time with the Company as well as to the Company’s achievement of market capitalization targets. The weighted-average fair value for awards containing market-based performance condition was determined based on a Monte Carlo simulation. The Monte Carlo weighted-average assumptions utilized to determine the fair value of options granted in 2020 are as follows:

	Year ended December 31,
	2019	2020
Risk-free interest rate	2.41%	0.25%
Expected volatility	45%	62%
Expected dividend yield	0%	0%
Weighted average fair value of common stock	$7.57	$21.39
Weighted-average fair value per share of options issued	$0.92	$15.29

For awards with market conditions, the Company recorded $262 and $2,562 as a component of stock-based compensation expense for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, there was $46,368 of unrecognized stock-based compensation expense related to unvested stock option awards and restricted stock purchase awards that is expected to be recognized over a weighted-average period of 3.8 years.

The following is a summary of stock option activity under the Company’s stock option plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (Note 1)
			(in years)
Outstanding as of December 31, 2019	10,252,517	$6.63	8.55	$67,794
Granted (Note 2)	4,863,543	16.15
Exercised (Note 2)	(1,173,182)	3.15
Forfeited	(2,335,834)	9.69

Outstanding as of December 31, 2020	11,607,044	$10.37	8.27	$447,365

Options vested and expected to vest as of December 31, 2019	10,226,616	$6.63	8.55	$67,794
Options exercisable as of December 31, 2019	10,077,517	$6.51	8.53	$67,794
Options vested and expected to vest as of December 31, 2020	11,607,044	$10.37	8.27	$447,365
Options exercisable as of December 31, 2020	11,524,133	$10.36	8.26	$445,547

(1)

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company’s common stock on December 31, 2020, or the date of exercise, as appropriate, and the exercise price of the underlying options.

(2)	The number of options granted and exercised exclude 31,674 restricted stock units granted to a member of the Company’s Board of Directors.

The total number of vested, unexercised options was 2,394 and 3,630 with an intrinsic value of $25,980 and $158,607, as of December 31, 2019 and 2020, respectively. The total number of non-vested options was 7,832 and 10,152, as of December 31, 2019 and 2020, respectively.

The aggregate intrinsic values of options exercised amounted to $3,707 and $37,645 for the years ended December 31, 2019 and 2020, respectively. The total fair value of options vested during the years ended December 31, 2019 and 2020 was $9,831 and $22,738, respectively. Stock-based compensation expense recognized for the years ended December 31, 2019 and 2020, is as follows:

	Year ended December 31,
	2019	2020
Cost of revenue	$462	$7,299
Sales and marketing	1,166	16,296
Research and development	3,368	30,000
General and administrative	28,713	32,764

	$33,709	$86,359

The Company has not recognized any tax benefits or deductions related to the effects of employee stock-based compensation.

During 2019 and 2020, secondary investors purchased 1,517,236 shares and 1,899,620 shares of common stock from certain employees, respectively. Stock-based compensation expense related to these transactions, representing amounts paid in excess of then current fair value, totaled $27,471 and $53,199 in 2019 and 2020, respectively, and is recorded in operating expenses in the accompanying consolidated statements of operations and comprehensive loss.

During 2020, the Company facilitated a tender offer of common stock whereby certain third parties purchased an aggregate of 656,302 shares of common stock from certain eligible employees and non-employees for an aggregate purchase price of $49,223. The Company recognized stock-based compensation expense of $17,051 in connection with the tender offer, which represented the difference between the purchase price and the fair value of common stock on the date of sale.

During 2020 the Company amended the terms of previously issued employee stock option awards. Specifically, the vesting of certain awards was accelerated, and the post-termination exercise periods of the awards were extended. The Company accounted for the amendment as a modification of previously issued awards and incurred $2,793 of incremental stock-based compensation expense in connection with the modifications.

20. Income Taxes

The components of income tax benefit (expense) for the years ended December 31, 2019 and 2020, are as follows:

	Year ended December 31,
	2019	2020
Current state	$72	$84
Current foreign	49	127

Current tax expense	121	211

Deferred federal	(2,232)	10
Deferred state	(1,137)	40

Deferred tax benefit	(3,369)	50

(Benefit) provision for income taxes	$(3,248)	$261

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at December 31, 2019 and 2020, are as follows:

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$81,697	$120,987
Stock-based compensation	244	2,581
Credit carryforward	10,929	16,877
Accrued expenses and reserves	3,425	8,411
Deferred revenue	6,106	8,376
Deferred rent	7,658	5,379
Depreciation	—	200
Interest carryforwards	—	1,223
Convertible debt derivative	—	6,432
Inventory reserve	712	1,516

Total deferred tax assets	110,771	171,982
Valuation allowance	(103,633)	(153,821)

Net deferred tax assets	7,138	18,161
Deferred tax liabilities:
Amortization	(3,058)	(2,124)
Convertible debt	—	(6,432)
Depreciation	(4,104)	—
Other	—	(1,331)
Capitalized contract acquisition costs	—	(8,348)

Total deferred tax liabilities	(7,162)	(18,235)

Net deferred tax asset (liability)	$(24)	$(74)

A reconciliation of the Company’s effective tax rate to the United States federal income tax rate is as follows:

	December 31,
	2019	2020
Tax provision at statutory rate	21.0%	21.0%
State tax—net of federal	6.6%	5.4%
Permanent items	(0.4)%	(0.8)%
Research and development credits	1.8%	1.6%
Stock-based compensation	(3.3)%	(4.0)%
Derivative liability	0.0%	(1.3)%
Other, net	0.2%	0.3%
Increase (decrease) in valuation allowance	(24.4)%	(22.3)%

(Benefit) provision for income taxes	1.5%	(0.1)%

Interpretive guidance on the accounting for Global Intangible Low-Taxed Income (“GILTI”) states that an entity can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense. The Company has made the accounting policy election to recognize GITLI as a period expense.

During the year ended December 31, 2019, the Company recorded an income tax benefit of $3,248, which is primarily attributable to a non-recurring benefit of $3,393 for the release of a portion of the Company’s valuation allowance. This release was due to taxable temporary differences available as a source of income to realize the benefit of certain pre-existing Toast deferred tax assets as a result of the StratEx acquisition.

Management has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets, which are composed principally of net operating loss carryforwards. Management has determined that it is more likely than not that the Company will not recognize the benefits of its deferred tax assets and, as a result, a full valuation allowance has been recorded against its deferred tax assets as of December 31, 2019 and 2020. The valuation allowance increased by $51,281 and $50,188 during the years ended December 31, 2019 and 2020, respectively, primarily due to the operating losses incurred during each year.

As of December 31, 2020, the Company had U.S. federal net operating loss carryforwards of approximately $443,996 which may be able to offset future income tax liabilities. Of the federal net operating loss carryforward as of December 31, 2020, approximately $361,181 has an indefinite carryforward period, and approximately $82,815 will expire at various dates through 2037. As of December 31, 2020, the Company had U.S. state net operating loss carryforwards of approximately $497,154, of which $438,311 begin to expire in 2034. As of December 31, 2020, the Company had U.S. federal tax credit carryforwards of $11,158 which expire between 2034 and 2037. As of December 31, 2020 the Company had U.S. state tax credit carryforwards of $7,239 which expire between 2031 and 2035.

Ownership changes, as defined in the Internal Revenue Code Section 382, could limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Generally, an ownership change occurs when the ownership percentage of 5% or greater stockholders increases by more than 50% over a three-year period. Accordingly, the purchase of the Company’s stock in amounts greater than specified levels could have limited the Company’s ability to utilize the federal and state net operating losses for tax purposes.

As of December 31, 2019 and 2020, the Company had immaterial tax reserves for uncertain tax positions, none of which would impact the Company’s effective tax rate if recognized. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2019 and 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no such amounts have been recognized.

The Company and its subsidiaries file income tax returns in the United States (federal, and various state jurisdictions), as well as Ireland. The federal, state and foreign income tax returns are generally subject to tax examinations for the tax years ended December 31, 2016 through December 31, 2020. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service, state or foreign tax authorities until utilized in a future period.

The unremitted earnings of the Company’s foreign subsidiary are immaterial at December 31, 2020.

21. Loss Per Share

As of December 31, 2019 and 2020, the following table sets forth the computation of net loss per share of common stock:

	Year ended December 31,
	2019	2020
Numerator:
Net loss	$(209,448)	$(248,203)
Redemption of Series B Preferred	—	(812)

Net loss attributable to common stockholders	$(209,448)	$(249,015)

Denominator:
Weighted average shares of common stock outstanding—basic and diluted	38,964,029	39,996,593

Net loss per share attributable to common stockholders—basic and diluted	$(5.38)	$(6.23)

Weighted average shares of common stock outstanding exclude shares described in Note 19 which were acquired from the early exercise of options and from the exercise of options and from the exercise of options under promissory notes, both of which are not considered substantive exercises for accounting purposes.

The Company’s potentially dilutive securities, which include convertible preferred stock, options to purchase common stock, exercised options for which the Company received non-recourse notes from the individuals, warrants to purchase convertible preferred stock, and contingently convertible debt, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share is the same.

The Company excluded the following potential shares of common stock from the computation of diluted net loss per share because including them would have an anti-dilutive effect for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
Options to purchase common stock	10,252,517	11,607,044
Unvested restricted stock	375,542	219,360
Shares issued for exercise of non-recourse notes	3,011,468	2,853,530
Convertible preferred stock (as converted to common stock)	41,921,615	50,766,405
Warrants to purchase preferred stock (as converted to warrants to purchase common stock)	200,407	200,407

	55,761,549	65,646,746

Potential shares issuable under the contingent conversion features under the Convertible Notes (see Note 15) are also excluded from the computation of diluted net loss per share because the number of shares issuable in contingent on the enterprise value of the business and number of shares outstanding at the time of conversion and such shares would be anti-dilutive for the year ended December 31, 2020.

22. Segment Information

The Company has operations in the United States and Ireland. The Company earns all of its revenue in the United States. Information about the Company’s long-lived assets, consisting solely of property and equipment, net, by geographic region was as follows:

	December 31,
	2019	2020
United States	$19,738	$33,849
Ireland	219	207

	$19,957	$34,056

23. Commitments and Contingencies

Operating Leases

The Company has entered into various non-cancelable operating leases for certain offices with contractual lease periods expiring between 2020 and 2029. The Company recognized total rent expense under operating leases of $14,764 and $28,439 during the years ended December 31, 2019 and 2020, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial lease terms in excess of one year) as of December 31, 2020, are as follows:

Year ended December 31,
2021	$24,635
2022	23,360
2023	13,413
2024	12,821
2025	12,908
Thereafter	50,981

$138,118

As of December 31, 2020, the Company has issued standby letters of credit in the amount of approximately $13,700 held as collateral for various real estate leases.

Lease Agreements

The Company leases office and warehouse space in various cities throughout the United States and Ireland, pursuant to operating leases. Monthly lease payments, inclusive of base rent, expansion costs, tenant improvement allowances and ancillary charges, total $1,939. Monthly base rent is subject to escalation which varies by lease. The leases expire at various dates in 2021 through 2029 and contain the right for the Company to exercise at their discretion multi-year extension options.

Lease Terminations

During 2020, the Company ceased the use of two leased office facilities that were accounted for as operating leases. As the leases for both properties were non-cancellable until the end of the term, the Company and the respective landlords agreed on a total of $18,500 in termination fees in December 2020, with $9,500 payable up front and the remainder payable in monthly installments through 2026. As a result, in accordance with ASC 420, Exit or Disposal Cost Obligations, the Company recorded a loss of $2,766 relating primarily to the termination fee and other lease disposal related fees which were offset by a tenant improvement allowance and the write-down of deferred rent. The Company accounted for the net present value of the outstanding portion of the termination fee of $7,171 within accrued expenses and other current liabilities and other long-term liabilities based on scheduled repayments.

Purchase Commitments

The Company had non-cancelable purchase obligations to hardware suppliers and to cloud service providers of $62,651 as of December 31, 2020.

Legal Proceedings

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate. As of December 31, 2020, the Company does not expect any claims with a reasonably possible adverse outcome to have a material impact to the Company, and accordingly, has not accrued for any such claims.

24. Retirement Plan

The employees of the Company are covered under a 401(k) defined contribution plan. Substantially all employees of the Company are eligible for the plan. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company’s discretion, it can match a portion of the participants’ contributions. The Company made matching contributions of 50% of employee 401(k) contributions up to a maximum of 6% of total earnings. The matching contribution to the plan for the year ended December 31, 2019 and 2020 was $3,512 and $1,973, respectively. The Company engages with a third party to undergo an annual audit of the retirement plan per the Employee Retirement Income Security Act of 1974.

25. Subsequent Events

The Company evaluated subsequent events from December 31, 2020 through April 30, 2021, which represents the date the consolidated financial statements were issued, for events requiring adjustment to or disclosure in the consolidated financial statements. Except as discussed below, there are no events that require adjustment to or disclosure in the consolidated financial statements.

26. Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

Acquisition

On June 8, 2021, the Company acquired 100% of the outstanding capital stock of xtra CHEF, Inc. (“xtraCHEF”), a provider of restaurant-specific invoice management software that automates the accounts payable and inventory workflow and improves efficiencies related to expense tracking and recording. In consideration for the acquisition of xtraCHEF, the Company issued 113,880 shares and made a total cash payment of $28,523, net of cash acquired, subject to normal and customary purchase price adjustments.

Revolving Line of Credit

On June 8, 2021, the Company terminated its then existing revolving line of credit facility that was originated in March 2019 and entered into a new revolving line of credit facility equal to $330,000. The Company paid $2,100 of debt issuance costs in connection with obtaining the new credit facility.

Interest on outstanding loans under the revolving line of credit is determined based on loan type and accrues at an annual rate, as defined in the agreement, of: (a) LIBO Rate multiplied by the Statutory Reserve Rate, plus 1.50% per annum; or 0.5% per annum plus the highest of: (i) the Prime Rate, (ii) the Federal Reserve Bank of New York Rate plus 0.5%, or (iii) the Adjusted LIBO Rate plus 1.00%. As a result of entering into a new revolving line of credit facility, the Company is obligated to prepay or redeem the Convertible Notes (see Note 15), which will occur on or prior to June 30, 2021.

Promissory Notes

In February 2019, certain senior executives exercised an aggregate of 3,011,468 of stock options by issuing to the Company an aggregate of $22,797 in Promissory Notes that bear interest at 2.63% per annum (see Note 18). The principal and accrued interest under the Promissory Notes was repaid in full in May 2021.

Convertible Notes

On June 21, 2021, the Company prepaid all of the outstanding Convertible Notes for an aggregate amount in cash equal to $248,730. In connection with the prepayment, the Company issued warrants to purchase 1,622,717 shares of the Company’s common stock to the registered holders of the Convertible Notes, with an exercise price of $87.5168 per share.

            Shares

Toast, Inc.

Common Stock

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and our second amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our second amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our second amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our second amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, second amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2018, we have issued the following unregistered securities:

Preferred Stock Issuances

In June 2018, we sold an aggregate of 6,644,706 shares of our Series D convertible preferred stock at a purchase price of $17.3070 per share for aggregate gross proceeds of approximately $115.0 million.

In March 2019, we sold an aggregate of 9,157,605 shares of our Series E convertible preferred stock at a purchase price of $27.2997 per share for aggregate gross proceeds of approximately $250.0 million.

In February 2020 and April 2020, we sold an aggregate of 8,860,244 shares of our Series F convertible preferred stock at a purchase price of $45.4496 per share for aggregate gross proceeds of approximately $403.0 million.

Common Stock Issuance

In June 2021, we issued an aggregate of 113,880 shares of our common stock to certain stockholders of xtraCHEF for an aggregate purchase price of approximately $19.9 million as partial consideration for the acquisition of xtraCHEF.

Option and RSU Issuances

From January 1, 2018 through the date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 17,732,118 shares of our common stock pursuant to the 2014 Plan with exercise prices ranging from $3.11 to $104.72 per share. 5,711,799 shares of common stock have been issued upon the exercise of stock options pursuant to the 2014 Plan.

From January 1, 2018 through the date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 1,140,736 RSUs to be settled in shares of our common stock.

Warrants

From January 1, 2018 through the date of this registration statement, we issued a warrant to purchase 21,450 shares of our Series C convertible preferred stock with an exercise price of $6.98 per share and warrants to purchase 1,622,717 shares of our common stock with an exercise price of $87.5168 per share.

Convertible Note Issuances

In June 2020, we issued convertible notes in the aggregate principal amount of $200.0 million to five accredited investors.

None of the foregoing transactions involved any underwriters, underwriting discounts, or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, by virtue of Regulation D or Regulation S under the Securities Act or by virtue of Rule 701 under the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon the completion of this offering.

Exhibit Number	Description

3.3**	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Second Amended and Restated Bylaws of the Registrant to be in effect upon the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2**	Fifth Amended and Restated Investors’ Rights Agreement, dated April 27, 2020, by and among the Registrant and certain of its stockholders.

4.3**	Warrant to Purchase Shares of Preferred Stock of the Registrant, dated December 7, 2015, by and between the Registrant and Venture Lending & Leasing VII, LLC.

4.4**	Warrant to Purchase Shares of Preferred Stock of the Registrant, dated December 7, 2015, by and between the Registrant and Venture Lending & Leasing VIII, LLC.

4.5**	Warrant to Purchase Stock, dated August 9, 2016, by and between the Registrant and Silicon Valley Bank.

4.6**	Warrant to Purchase Stock, dated December 28, 2017, by and between the Registrant and Pacific Western Bank.

4.7**	Plain English Warrant Agreement, dated January 23, 2018, by and between the Registrant and TriplePoint Venture Growth BDC Corp.

5.1*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#**	Amended and Restated 2014 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder.

10.3#*	2021 Stock Option and Incentive Plan, and forms of award agreements thereunder.

10.4#*	2021 Employee Stock Purchase Plan, and form of agreements thereunder.

10.5#*	Executive Severance Policy.

10.6#*	Chief Executive Officer Severance Letter.

10.7†**	Lease, dated June 12, 2015, by and between Registrant and Landmark Center Park Drive LLC, as amended.

10.8*

Revolving Credit and Guaranty Agreement, dated June 8, 2021, by and among the Registrant, the guarantors party thereto, the lenders and issuing banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.

10.9†**	Bank Card Merchant Agreement, dated September 30, 2013, by and among Vantiv, LLC (n/k/a Worldpay, LLC), Fifth Third Bank and the Registrant, as amended.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 of this Registration Statement on Form S-1).

*	To be filed by amendment.
**	Previously Filed
#	Indicates management contract or compensatory plan, contract or agreement.
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on                                 , 2021.

TOAST, INC.

By:
Christopher P. Comparato
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher P. Comparato, Stephen Fredette, Aman Narang and Brian R. Elworthy, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Toast, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Christopher P. Comparato	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Elena Gomez	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Paul Bell	Director	, 2021

Kent Bennett	Director	, 2021

Susan E. Chapman-Hughes	Director	, 2021

Mark Hawkins	Director	, 2021

Signature	Title	Date

Aman Narang	Co-President, Co-Founder, Chief Operating Officer, and Director	, 2021

Steven Papa	Director	, 2021

Deval L. Patrick	Director	, 2021

David Yuan	Director	, 2021